As filed with the Securities and Exchange Commission on February 17, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to
FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-39928

Sendas Distribuidora S.A.

(Exact Name of Registrant as Specified in Its Charter)

Sendas Distributor S.A.	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of Principal Executive Offices)

Daniela Sabbag Papa, Chief Financial Officer

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

Telephone: +55 11 3411 5042

Email: ri.assai@assai.com.br

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

John P. Guzman, Esq.

Era Anagnosti, Esq.

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Telephone: +1 (212) 819-8200

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on which Registered

Common Shares, without par value	-	New York Stock Exchange[1]

American Depositary Share, each representing one common share	ASAI	New York Stock Exchange

1	Not for trading, but only in connection with the listing of the American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒
		Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting	Other ☐
Standards as issued by the International
Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

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INTRODUCTION

Except where the context otherwise requires, in this registration statement, “Sendas” refers to Sendas Distribuidora S.A., and “we,” “our,” “us,” “our company” or like terms refer to Sendas and its consolidated subsidiaries.

We have prepared this registration statement to register the common shares of Sendas (the “Sendas common shares”), each represented by American depositary shares (“ADSs”), under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the trading of the Sendas ADSs on the New York Stock Exchange (“NYSE”) as a result of the Spin-Off (as defined below).

The Spin-Off is required under Brazilian law to be approved by the shareholders of Sendas’ parent company, CBD (as defined below). On December 31, 2020, the extraordinary general shareholders’ meetings of CBD and Sendas approved the proposed Spin-Off. As a result of this approval, for purposes of Brazilian law, Sendas is technically no longer a subsidiary of CBD. Currently, the Sendas common shares are being held by CBD on behalf of the shareholders of CBD pending regulatory approvals of the Spin-Off in Brazil and the United States. Once the conditions to the Spin-Off are satisfied, including this registration statement being declared effective, CBD will distribute the Sendas common shares to its shareholders and the Spin-Off will be completed.

The disclosures in this registration statement continue to depict Sendas as a subsidiary of CBD to properly reflect the relationship between Sendas and CBD as presented in the financial statements for the required periods included in this registration statement.

In addition, unless otherwise indicated or the context otherwise requires, all references to:

●	“B3” or “São Paulo Stock Exchange” are to B3 S.A. – Brasil, Bolsa, Balcão;

●	“Brazil” are to the Federative Republic of Brazil;

●	“Brazilian Corporate Law” are to Brazilian Law No. 6,404/76, as amended;

●	“Brazilian government” are to the federal government of Brazil;

●	“Casino” are to Casino, Guichard-Perrachon S.A., a French corporation (société anonyme). Casino is our indirect controlling shareholder. It is ultimately controlled by Mr. Jean-Charles Naouri, the chairman of our board of directors. For more information about Mr. Naouri, see “Item 6. Directors, Senior Management and Employees.” For more information about our direct and indirect shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”;

●	“Casino Group” are to Casino and its subsidiaries;

●	“CBD” are to Companhia Brasileira de Distribuição, a corporation (sociedade anônima) incorporated under the laws of Brazil. As of the date of this registration statement, Sendas is a wholly-owned subsidiary of CBD. For more information about the principal shareholders of CBD, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”;

●	“CBD ADSs” are to ADSs, each representing one common share of CBD;

●	“CBD ADS Custodian” are to Banco Itaú Corretora de Valores S.A., the Brazilian custodian of the CBD common shares underlying the CBD ADSs;

●	“CBD common shares” are to common shares of CBD;

●	“CBD Deposit Agreement” are to the Third Amended and Restated Deposit Agreement, dated as of September 22, 2015, between CBD and the CBD Depositary and the owners and holders from time to time of CBD ADSs issued thereunder;

●	“CBD Depositary” are to JPMorgan Chase Bank N.A., the depositary for the CBD ADSs;

●	“Central Bank” are to the Central Bank of Brazil (Banco Central do Brasil);

●	“Corporate Reorganization” are to, collectively, the series of internal corporate transactions completed by CBD and Sendas on December 31, 2020. For more information about the Corporate Reorganization, see “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off”;

●	“CVM” are to the Brazilian Securities Commission (Comissão de Valores Mobiliários);

●	“Éxito” are to Almacenes Éxito S.A., a Colombian corporation;

●	“Éxito Acquisition” are to our acquisition of 96.57% of the shares of Éxito through a cash tender offer on the Colombian Securities Exchange. The Éxito Acquisition was completed on November 27, 2019. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—History—Éxito Acquisition”;

●	“Éxito Group” are to Éxito and its consolidated subsidiaries;

●	“FIC” are to Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, a Brazilian financial services company;

●	“SEC” or the “Commission” are to the U.S. Securities and Exchange Commission;

●	“Sendas ADSs” are to ADS, each representing one Sendas common share;

●	“Sendas ADS Custodian” are to Banco Itaú Corretora de Valores S.A., the Brazilian custodian of the Sendas common shares underlying the Sendas ADSs;

●	“Sendas Deposit Agreement” are to the deposit agreement to be entered into between Sendas and the Sendas Depositary and the owners and holders from time to time of Sendas ADSs issued thereunder;

●	“Sendas Depositary” means JPMorgan Chase Bank N.A., the depositary for the Sendas ADSs;

●	“Separation” refers to our separation from CBD. On December 14, 2020, we entered into a Separation Agreement with CBD to provide a framework for our relationship with CBD following the Separation and the Spin-Off. For more information about the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Spin-Off”; and

●	“Spin-Off” are to the proposed distribution of substantially all of the issued and outstanding Sendas common shares to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off.”

We are furnishing this registration statement solely to provide information to holders of CBD common shares and CBD ADSs who will receive Sendas common shares or Sendas ADSs in the Spin-Off. You should not construe this registration statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of CBD. We believe that the information contained in this registration statement is accurate as of the date set forth on the cover. Changes to the information contained in this registration statement may occur after that date, and neither we nor CBD undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

This registration statement does not constitute a proxy statement. Neither CBD nor Sendas is asking you for a proxy, and you are requested not to send CBD or Sendas a proxy.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.

Financial Statements

Historical Financial Statements

We maintain our books and records in reais. This registration statement includes financial information derived from:

●	our unaudited interim historical condensed consolidated financial statements as of September 30, 2020 and for the nine-month periods ended September 30, 2020 and 2019, and the related notes thereto, which are included in this registration statement. We refer to these financial statements and the related notes thereto collectively as our “unaudited interim condensed consolidated financial statements;” and

●	our audited historical consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, and the related notes thereto, which are included in this registration statement. We refer to these financial statements and the related notes thereto collectively as our “audited consolidated financial statements.

We have prepared our unaudited interim condensed consolidated financial statements and our audited consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. Our audited consolidated financial statements have been audited in accordance with auditing standards of the Public Company Accounting Oversight Board.

In addition, our unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, issued by the IASB, as well as the standards issued by the CVM, applicable to the preparation of interim financial information.

Adoption of IFRS 16 - Leases

Effective on January 1, 2019, we adopted IFRS 16 – Leases, which sets out the principles for the recognition, measurement, reporting and disclosure of leasing operations, and requires lessees to account for all leases according to a single model on their balance sheets, similar to accounting for finance leases pursuant to IAS 17. We have adopted IFRS 16 – Leases using the full retrospective method of adoption, with the date of initial application of January 1, 2019. An additional balance sheet as of January 1, 2018, is presented in our audited consolidated financial statements. For more information, see note 4 to our audited consolidated financial statements.

The Spin-Off

We have prepared this registration statement to register the Sendas common shares, each represented by ADSs, under the Exchange Act, in connection with the trading of the Sendas ADSs on the NYSE as a result of the Spin-Off. In connection with the Spin-Off, substantially all of the issued and outstanding Sendas common shares will be distributed to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off.”

On December 31, 2020, CBD completed a corporate reorganization pursuant to which we transferred all of our equity interest in Éxito to CBD, and CBD transferred certain assets to us. We refer to these internal corporate transactions collectively as the “Corporate Reorganization.” For more information about the Corporate Reorganization, see “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—Corporate Reorganization.” In addition, on December 14, 2020, we entered into a Separation Agreement with CBD to effect our separation from CBD, which we refer to as the “Separation,” and provide a framework for our relationship with CBD following the Separation and the Spin-Off. For more information about the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Spin-Off.”

This registration statement includes the unaudited pro forma condensed balance sheet of Sendas as of September 30, 2020 and the unaudited pro forma condensed statements of operations of Sendas for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019. The unaudited pro forma condensed balance sheet gives pro forma effect to the Corporate Reorganization and the Separation as if they had taken place on September 30, 2020. The unaudited pro forma condensed statements of operations give pro forma effect to the Corporate Reorganization and the Separation as if they had taken place on January 1, 2019. See “Item 3. Key Information—A. Selected Financial Data—Unaudited Pro Forma Condensed Financial Information.”

Translation of Reais into U.S. Dollars

We have translated certain amounts included in this registration statement from reais into U.S. dollars. The exchange rate used to translate such amounts was R$5.6407 to US$1.00, which was the commercial selling rate at closing for the purchase of U.S. dollars on September 30, 2020, as reported by the Central Bank. The U.S. dollar equivalent information included in registration statement is provided solely for convenience of investors, it is not in accordance with generally accepted accounting principles and should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

Market and Industry Data

We obtained the statistical data and information relating to the markets where we operate from reports prepared by government agencies and other publicly-available sources, including the Brazilian Supermarket Association (Associação Brasileira de Supermercados) and the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística). While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

Brands

This registration statement includes trademarks, trade names and trade dress of other companies. Use or display by us of other parties’ trademarks, trade names or trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trademark, trade name or trade dress owners. Solely for the convenience of investors, in some cases we refer to our brands in this registration statement without the ® symbol, but these references are not intended to indicate in any way that we will not assert our rights to these brands to the fullest extent permitted by law.

Rounding

We have made rounding adjustments to reach some of the figures included in this registration statement. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

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CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This registration statement includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, principally in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things:

●	the economic, financial, political and social effects of the COVID-19 pandemic (or other pandemics, epidemics and similar crises) particularly in Brazil and in other Latin American countries where we operate, and to the extent that they continue to cause serious negative macroeconomic effects, thus prompting and exacerbating the risks described under “Item 3. Key Information—D. Risk Factors;”

●	global economic conditions and their impact on consumer spending patterns, particularly in Brazil (including, but not limited to, unemployment rates, interest rates, monetary policies and inflation rates);

●	the impacts of the COVID-19 pandemic on customer demand, as well as on our expected results of operations, financial condition and cash flows our ability to sustain or improve our performance;

●	competition in the sectors in which we operate;

●	Brazilian government regulation and tax matters;

●	adverse legal or regulatory disputes or proceedings;

●	our ability to implement our strategy, including our digital transformation initiatives;

●	credit and other risks of lending and investment activities;

●	our ability to expand our operations outside of our existing markets; and

●	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors.”

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this registration statement might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.

THE SPIN-OFF

The following provides only a summary of the Spin-Off and certain questions relating to the terms of the Spin-Off. You should read the section entitled “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off” in this registration statement for a more detailed description of the matters identified below.

Overview

CBD is the largest traditional retailer in the food segment in Brazil. It operates retail stores under a variety of banners and historically has operated in two business segments: the food retail segment and the cash and carry segment. Currently, Sendas operates CBD’s cash and carry business in Brazil under the Assaí banner On December 31, 2020, as described below, CBD completed a corporate reorganization pursuant to which Sendas transferred all of its equity interest in Éxito, which included Éxito’s food retail businesses in Colombia, Uruguay and Argentina, to CBD. As a result of this internal corporate reorganization, our primary focus is our cash and carry business. The Separation of Sendas from CBD and the distribution of the Sendas common shares described in this registration statement are intended to provide CBD shareholders with equity investments in two separate, independent publicly-traded companies that will be able to focus on each of their respective businesses. CBD and Sendas expect that the Spin-Off will result in enhanced long-term performance of each business for the reasons discussed in “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—Reasons for the Spin-Off.”

On December 31, 2020, CBD completed the internal corporate transactions described below, which we refer to collectively as the “Corporate Reorganization”:

●	Sendas engaged in an exchange transaction with CBD (the “Exchange Transaction”) in which certain assets of CBD were transferred to Sendas in exchange for an equivalent value of the shares of Éxito held by Sendas (corresponding to 8.77% of the total outstanding shares of Éxito). The assets of CBD transferred to Sendas consisted of:

➢	50% of the shares of Bellamar Empreendimentos e Participações Ltda., or Bellamar, a holding company that holds an investment in 35.76% of the shares of FIC, in the amount of R$769 million; and

➢	five parcels of real estate (the “Real Estate Assets”), in the aggregate amount of R$146 million, which may be developed as sites for new stores in the future.

●	Following and contemporaneously with the Exchange Transaction, Sendas distributed to CBD the remaining shares of Éxito held by Sendas (corresponding to 87.80% of the total outstanding shares of Éxito).

●	Sendas distributed certain assets to CBD in the net amount of R$20 million.

●	CBD conducted the following capital contributions:

➢	CBD transferred to Sendas the net assets of stores that may be developed by Sendas in the future, with a residual value of R$45 million;

➢	CBD contributed intercompany receivables to Sendas for an amount of R$140 million; and

➢	CBD contributed R$500 million in cash to Sendas.

In addition, on December 14, 2020, we entered into a Separation Agreement with CBD, which provides a framework for our relationship with CBD following the Separation and the Spin-Off. For more information about the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Spin-Off.” Pursuant to the Separation Agreement, Sendas will recognize certain assets and liabilities related to contingencies and their related judicial deposits for which the parties have agreed to be responsible following the Separation, in a net amount of R$114 million.

Set forth below are simplified structure charts showing CBD and its relevant subsidiaries, including Sendas and Éxito, and equity interests: (1) immediately prior to the Corporate Reorganization; and (2) immediately following the Corporate Reorganization.

Pre-Corporate Reorganization

Post-Corporate Reorganization

Upon receiving the necessary regulatory and stock exchange approvals, CBD expects to complete the Spin-Off, pursuant to which substantially all of the issued and outstanding Sendas common shares will be distributed to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration.

Set forth below is a structure chart showing CBD and Sendas and their relevant subsidiaries immediately following the Spin-Off:

Post Spin-Off

For additional information on the share capital of Sendas following the Spin-Off, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 10. Additional Information—A. Share Capital.”

Completion of the Spin-Off is subject to the satisfaction of a number of conditions. See “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off” for more detail.

Questions and Answers about the Spin-Off

Q: What is the Spin-Off?

A: The Spin-Off refers to the proposed distribution of substantially all of the issued and outstanding Sendas common shares to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration. Following the Spin-Off, Sendas will be an independent, publicly traded company, and we expect that CBD will retain ownership of approximately 0.06% of our capital stock. See “Item 10. Additional Information—A. Share Capital.” For more information about the expected principal shareholders of CBD immediately following the Spin-Off, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” We have applied to list the Sendas common shares on the Novo Mercado listing segment of the B3, and we intend to apply to list the Sendas ADSs on the NYSE.

Q: Who is entitled to receive Sendas common shares or Sendas ADSs in the Spin-Off?

A: Holders of CBD common shares and CBD ADSs as of the applicable Record Dates (as defined below) will be entitled to receive Sendas common shares and Sendas ADSs, respectively, in connection with the Spin-Off.

Each holder of CBD common shares, including the CBD ADS Custodian, will receive one Sendas common share for each CBD common share held at close of trading on the B3 on February 26, 2021 (the “Brazilian Record Date”). Each holder of CBD ADSs will be entitled to receive one newly-issued Sendas ADS for each CBD ADS held at close of trading on the NYSE on March 2, 2021 (the “ADS Record Date” and, together with the Brazilian Record Date, the “Record Dates”).

Q: What is the expected date of completion of the Spin-Off?

A: The distribution of Sendas common shares is expected to occur on March 3, 2021 (the “Brazilian Distribution Date”). The distribution of Sendas ADSs is expected to occur on or about March 5, 2021 (the “ADS Distribution Date”).

See “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—When and How You Will Receive Sendas common shares and Sendas ADSs” for more information.

Q: How will fractional shares and ADSs be treated in the Spin-Off?

A: The Spin-Off will not result in fractional entitlements of Sendas common shares or Sendas ADSs.

Q: What do I have to do to participate in the Spin-Off?

A: If you hold CBD common shares or CBD ADSs as of the applicable Record Dates, you will not be required to take any action, pay any cash, deliver any other consideration, or surrender any existing CBD common shares or CBD ADSs in order to receive Sendas common shares or Sendas ADSs in the Spin-Off, except that if you hold CBD ADSs through DTC, you will be required to pay an issuance fee of US$0.03 per Sendas ADS issued to the Sendas Depositary in order to receive the Sendas ADSs. See “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—When and How You Will Receive Sendas Common Shares and Sendas ADSs” for more information.

This registration statement does not constitute a proxy statement. Neither CBD nor Sendas is asking you for a proxy, and you are requested not to send CBD or Sendas a proxy.

The Spin-Off will not affect the number of outstanding CBD common shares or CBD ADSs or any rights of CBD shareholders, although it may affect the market value of each outstanding CBD common share and CBD ADS. See “—Will the Spin-Off affect the trading price of my CBD common shares or CBD ADSs?” below.

We expect that the Spin-Off will be completed on or about March 5, 2021, provided that certain conditions shall have been satisfied. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—Conditions to the Spin-Off.”.

Q: If I sell my CBD common shares or CBD ADSs on or before the Brazilian Distribution Date or the ADS Distribution Date, as the case may be, will I still be entitled to receive Sendas common shares or Sendas ADSs in the Spin-Off with respect to the sold shares or ADSs?

A: To receive Sendas common shares in connection with the Spin-Off, you must hold CBD common shares on the Brazilian Record Date. Immediately following the Brazilian Record Date, the CBD common shares will trade “ex-distribution” on the B3. This means that if you purchase CBD common shares following the Brazilian Record Date, you will not receive Sendas common shares in connection with the Spin-Off. Similarly, if you hold CBD common shares as of the Brazilian Record Date and you subsequently sell or otherwise dispose of your CBD common shares, up to and including through the Brazilian Distribution Date, you will still receive the Sendas common shares that you would be entitled to receive in respect of your ownership, as of the Brazilian Record Date, of the CBD common shares that you sold.

With respect to CBD ADSs, beginning on the day prior to the ADS Record Date and continuing up to and including the ADS Distribution Date, we expect that there will be two markets in CBD ADSs: a “regular-way” market and an “ex-distribution” market. CBD ADSs that trade on the “regular-way” market will trade with the entitlement to receive Sendas ADSs in connection with the Spin-Off. CBD ADSs that trade on the “ex-distribution” market will trade without the entitlement to receive Sendas ADSs in connection with the Spin-Off. Therefore, if you sell CBD ADSs on the “regular-way” market, you will also be selling your right to receive Sendas ADSs in connection with the Spin-Off. If you own CBD ADSs as of the ADS Record Date and sell or otherwise dispose of these shares on the “ex-distribution” market, up to and including through the ADS Distribution Date, you will still receive the Sendas ADSs that you would be entitled to receive in respect of your ownership, as of the ADS Record Date, of the CBD ADSs that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your CBD ADSs prior to or on the ADS Distribution Date.

Q: When will Sendas common shares and Sendas ADSs begin to trade on a standalone basis?

A: We expect that Sendas common shares will commence trading on a standalone basis on the B3 at market open on March 1, 2021.

We expect that Sendas ADSs will commence “regular-way” trading on a standalone basis on the NYSE at market open on March 8, 2021. In addition, we expect that Sendas ADSs will begin trading on a “when-issued” basis on the NYSE from market open on March 1, 2021 and continue up to and including the ADS Distribution Date, which we expect to be on or about March 5, 2021.

See also “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—Listing and Trading of Sendas Common Shares and Sendas ADSs.”

Q: What will be the ticker symbol of the Sendas common shares and Sendas ADSs?

A: We have applied to list the Sendas common shares on the Novo Mercado listing segment of the B3 under the ticker symbol “ASAI.” We intend to apply to list the Sendas ADSs on the NYSE under the ticker symbol “ASAI.”

Q: Will the CBD Depositary suspend the issuance and cancellation of CBD ADSs in connection with the Spin-Off?

A: Yes. The CBD Depositary will suspend the issuance and cancellation of CBD ADSs from February 26, 2021 until March 10, 2021. This means that during this time, you will not be able to convert your CBD ADSs into CBD common shares or vice-versa, surrender your CBD ADSs and receive underlying CBD common shares, or deposit your CBD common shares and receive CBD ADSs. However, the closing of the issuance and cancellation books does not impact trading, and you may continue to trade your CBD ADSs during this period.

Q: How many Sendas common shares are expected to be outstanding immediately following the Spin-Off?

A: Based on 268,351,567 issued shares of CBD as of January 15, 2021 and the application of the distribution ratio, Sendas will have 268,351,567 Sendas common shares issued and outstanding immediately following the Spin-Off. For additional information on the share capital of Sendas following the Spin-Off, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 10. Additional Information—A. Share Capital.”

Q: What will happen to the listing of CBD common shares and CBD ADSs?

A: After the Spin-Off, CBD common shares will continue to trade on the B3 under the symbol “PCAR3” and CBD ADSs will continue to trade on the NYSE under the symbol “CBD.”

Q: Will the number of CBD common shares or CBD ADSs I own change as a result of the Spin-Off?

A: No, the number of CBD common shares or CBD ADSs you own will not change as a result of the Spin-Off.

Q: Will the spin-off affect the trading price of my CBD common shares or CBD ADSs?

A: Yes. The trading price of the CBD common shares and the CBD ADSs immediately following the Spin-Off could be lower than immediately prior to the Spin-Off because the trading price will no longer reflect the value of Sendas and its subsidiaries. We cannot provide you with any assurance regarding the price at which the CBD common shares and CBD ADSs will trade following the Spin-Off. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Spin-Off—Sendas and CBD’s equity values after the Spin-Off may not accurately reflect the value of the underlying entities, and equity values may fluctuate significantly” for more detail.

Q: What are the conditions to the Spin-Off?

A. We expect that the Spin-Off will be completed on or about March 5, 2021, provided that the following conditions shall have been satisfied:

●	the SEC declaring effective, under the Exchange Act, this registration statement, with no stop order in effect or pending before or threatened by the SEC with respect to this registration statement;

●	the B3 approving the listing of the Sendas common shares;

●	the NYSE approving the listing of the Sendas ADSs; and

●	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal or administrative restraint or prohibition preventing consummation of the Separation or the Spin-Off being in effect, and no other event outside the control of CBD having occurred or failed to occur that prevents the consummation of the Separation or the Spin-Off.

CBD and Sendas cannot assure you that any or all of the conditions to the Spin-Off will be met. See also “—Can CBD decide to cancel the Spin-Off of Sendas common shares even if all the conditions are met?” below and “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—Conditions to the Spin-Off.”

Q: Can CBD decide to cancel the Spin-Off of CBD common shares even if all the conditions are met?

A: No. The Spin-Off is subject to the satisfaction of certain conditions. However, if all such conditions have been satisfied in a timely manner, CBD will not have the right to subsequently terminate the planned distribution without the approval of its shareholders. See also “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—Conditions to the Spin-Off.”

Q: What are the tax consequences to me of the Spin-Off?

A: See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences.” and “— Material Brazilian Tax Consequences” for more information regarding the material tax consequences of the Spin-Off.

Q: What will the relationship between CBD and Sendas be following the Spin-Off?

A: On December 14, 2020, we entered into a Separation Agreement with CBD related to the Separation and the Spin-Off. The Separation Agreement provides a framework for our relationship with CBD following the Separation and the Spin-Off. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Spin-Off” for more detail.

Q: Are there risks associated with owning Sendas common shares and Sendas ADSs?

A: Yes. Ownership of Sendas common shares is subject to both general and specific risks relating to our business, the industry in which we operate and our status as a separate, publicly traded company. Ownership of Sendas common shares and Sendas ADSs is also subject to risks relating to the Spin-Off. Accordingly, you should carefully read the information set forth under “Item 3. Key Information—D. Risk Factors” in this registration statement.

Q: Where can I get more information?

A: Before the Spin-Off, if you have any questions relating to the business performance of CBD or Sendas or the Spin-Off, you may contact the investor relations departments of CBD or Sendas at:

Sendas Distribuidora S.A.

Investor Relations Department

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

Telephone: +55 11 3411 5042

Email: ri.assai@assai.com.br

Companhia Brasileira de Distribuição

Investor Relations Department

Avenida Brigadeiro Luiz Antonio, No. 3142
01402-901 São Paulo, SP, Brazil

Telephone: +55 11 3886-0421

Email: gpa.ri@gpabr.com

After the Spin-Off, if you have any questions relating to Sendas’s business performance, you may contact the investor relations department of Sendas at:

Sendas Distribuidora S.A.

Investor Relations Department

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

Telephone: +55 11 3411 5042

Email: ri.assai@assai.com.br

If you hold CBD ADSs and have any questions with respect to the mechanics of the Spin-Off as they relate to your CBD ADSs, you may contact the CBD Depositary’s transfer agent, EQ, at:

JPMC Call Center at EQ

Telephone: +1 800 990 1135 (from inside the U.S.) / +1 651 453 2128 (from outside the U.S.)

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

For information regarding our directors and senior management, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

B.	Advisers

Our Brazilian legal counsel is Machado, Meyer, Sendacz & Opice Advogados, Avenida Brigadeiro Faria Lima, 3144, 11th floor, 01451-000, São Paulo, SP, Brazil. Our U.S. legal counsel is White & Case LLP, 1221 Avenue of the Americas, New York, New York 10020.

C.	Auditors

Ernst & Young Auditores Independentes S.S. (“EY”), an independent registered public accounting firm, has acted as our auditor with respect to our consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017. The address for EY is Av. Presidente Juscelino Kubitcheck, 1909, Torre Norte, n/a, Vila Olímpia, 04543-011, São Paulo, SP, Brazil. EY is registered with the Public Company Accounting Oversight Board.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Financial and Operating Data

The following selected financial and operating data have been derived from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. The selected financial data as of September 30, 2020 and for the nine-month periods ended September 30, 2020 and 2019 have been derived from our unaudited interim condensed consolidated financial statements included in this registration statement. The selected financial data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements included in this registration statement. The selected financial data as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 have been derived from our consolidated financial statements that are not included in this registration statement.

Effective on January 1, 2019, we adopted IFRS 16 – Leases, which sets out the principles for the recognition, measurement, reporting and disclosure of leasing operations, and requires lessees to account for all leases according to a single model on their balance sheets, similar to accounting for finance leases pursuant to IAS 17. We have disclosed the retrospective effects of our adoption of IFRS 16 – Leases on our financial statements as of and for the year ended December 31, 2018. However, our consolidated financial statements and financial data as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 have not been retroactively restated to adjust for IFRS 16 – Leases. Accordingly, the following selected financial data as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 may be of limited comparability with the selected financial data for subsequent dates and periods.

The following selected financial and operating data should be read in conjunction with our audited consolidated financial statements and the related notes thereto and the sections of this registration statement captioned “Item 5. Operating and Financial Review and Prospects” and “Presentation of Financial and Other Information.”

	For the nine-month period ended September 30,			For the year ended December 31,
	2020	2020	2019	2019	2019	2018	2017	2016	2015
	(in millions of US$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)		(in millions of US$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)
Statement of Operations and Comprehensive Income Data:
Net operating revenue	7,266	40,983	20,088	5,360	30,232	23,017	18,544	15,923	4,371
Cost of sales	(5,861)	(33,059)	(16,685)	(4,413)	(24,891)	(18,845)	(15,578)	(13,376)	(3,250)
Gross profit	1,405	7,924	3,403	947	5,341	4,172	2,966	2,547	1,121
Selling expenses	(734)	(4,141)	(1,647)	(493)	(2,782)	(1,908)	(1,563)	(1,602)	(828)
General and administrative expenses	(168)	(949)	(284)	(29)	(166)	(275)	(235)	(240)	(112)
Depreciation and amortization	(158)	(889)	(288)	(80)	(454)	(313)	(239)	(152)	(59)
Share of profit and loss of associates	3	18	—	(1)	(5)	—	—	16	48
Other operating expenses, net	(52)	(295)	(21)	(37)	(206)	(3)	(79)	(71)	(17)
Total operating expenses, net	(1,109)	(6,256)	(2,240)	(641)	(3,613)	(2,499)	(2,116)	(2,049)	(968)
Operating profit	296	1,668	1,163	306	1,728	1,673	850	498	153
Net financial result	(119)	(671)	(18)	(46)	(257)	(120)	(142)	(89)	37
Income before income taxes	177	997	1,145	261	1,471	1,553	708	409	190
Income tax and social contribution	(30)	(167)	(371)	(73)	(411)	(477)	(211)	(105)	(48)
Net income for the year/period	147	830	774	188	1,060	1,076	497	304	142
Net income for the year/period attributable to:
Controlling shareholders	126	712	774	186	1,047	1,076	497	304	142
Non-controlling interest	21	118	—	2	13	—	—	—	—
	147	830	774	188	1,060	1,076	497	304	142
Exchange rate variations of foreign investments	363	2,046	—	39	220	—	—	—	—
Foreign investments hedge	(1)	(5)	—	—	—	—	—	—	—
Cash flow hedge	(0)	(2)	(52)	1	5	—	—	—	—
Income taxes related to other comprehensive income	—	—	17	—	—	—	—	—	—
Total other comprehensive income for the year/period	361	2,039	(35)	40	225	—	—	—	—
Total comprehensive income for the year/period	509	2,869	739	228	1,285	1,076	497	304	142
Total comprehensive income for the year/period attributable to:
Controlling shareholders	400	2,259	739	214	1,209	—	—	—	—
Non-controlling interest	108	610	—	13	76	—	—	—	—
	509	2,869	739	228	1,285	1,076	497	304	142
Earnings per share (weighted average for the year/period):
Common shares – basic and diluted (in reais)	0.47	2.65	4.40	0.69	4.06	6.21	3.02	2.01	1.47
Weighted average shares outstanding (in millions of shares):
Common shares – basic and diluted(2)	268	268	176	268	258	173	164	151	97

(1)	Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$5.6407 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on September 30, 2020, as reported by the Central Bank. The real/U.S. dollar exchange rate should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date.
(2)	Applies the reverse stock split ratio of approximately 12-to-1 that was approved by CBD as sole shareholder on November 10, 2020 to the historical weighted average shares outstanding for each year/period. For more information about the reverse stock split, see “Item 4. Information on the Company—History and Development of the Company—Recent Developments—Reverse Stock Split.”

	As of September 30,		As of December 31,
	2020	2020	2019	2019	2018	2017	2016	2015
	(in millions of US$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)	(in millions of US$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)
Balance Sheet Data:
Cash and cash equivalents	691	3,898	891	5,026	1,411	891	589	565
Property and equipment	3,068	17,303	2,598	14,652	4,655	3,725	2,786	586
Total assets	7,087	39,973	6,365	35,905	10,933	8,184	6,419	2,945
Current borrowings and financing	337	1,903	56	316	676	22	194	1
Current debentures	319	1,799	205	1,156	—	—	—	—
Noncurrent borrowings and financing	263	1,482	110	622	102	451	137	5
Noncurrent debentures	836	4,716	1,193	6,727	—	—	—	—
Shareholders’ equity	2,251	12,698	1,720	9,701	4,092	3,024	2,259	1,349
Capital stock	842	4,749	784	4,421	2,351	2,252	1,896	1,073

(1)	Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$5.6407 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on September 30, 2020, as reported by the Central Bank. The real/U.S. dollar exchange rate should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date.

	For the nine-month period ended September 30,			For the year ended December 31,
	2020	2020	2019	2019	2019	2018	2017	2016	2015
	(in millions of US$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)		(in millions of US$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)
Other Financial Data:
Net cash generated by (used in):
Operating activities	(114)	(642)	327	560	3,159	1,545	1,102	1,062	84
Investing activities	(122)	(690)	(876)	(775)	(4,370)	(926)	(739)	(349)	(199)
Financing activities	(40)	(224)	8,428	836	4,715	(99)	(61)	(689)	(598)
Dividends declared and interest on shareholders’ capital per share:
Common shares (in R$ or US$, as the case may be)	0.02	0.09	0.02	0.02	0.09	0.05	0.04	0.08	0.43
Capital expenditures(2)	(212)	(1,198)	(877)	(250)	(1,409)	(948)	(740)	(506)	(91)

(1)	Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$5.6407 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on September 30, 2020, as reported by the Central Bank. The real/U.S. dollar exchange rate should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date.
(2)	Capital expenditures are comprised of cash used in purchases of property, equipment and intangible assets (principally software and commercial rights), as reflected in the consolidated statement of cash flows.

The operating data presented below excludes information relating to the Éxito Group.

	As of and for the nine-month period ended September 30,			As of and for the year ended December 31,
	2020	2020	2019	2019	2019	2018	2017	2016	2015
	(in US$, except as otherwise indicated)(1)	(in R$, except as otherwise indicated)		(in US$, except as otherwise indicated)(1)	(in R$, except as otherwise indicated)
Operating Data:
Number of employees at period end(2)		38,589	32,736		36,045	29,922	26,375	21,083	16,626
Total square meters of selling area at year/period end		761,179	647,826		712,614	597,988	505,737	420,826	372,763
Number of stores at period end(3)		176	153		166	144	126	107	95
Net operating revenue per employee(2)	116,020	654,435	604,961	136,718	771,183	765,277	699,146	687,156	628,748
Net operating revenue for Assaí stores (in millions of R$ or US$, as the case may be)	4,491	25,330	20,088	4,928	27,797	22,899	18,440	14,487	10,453
Average monthly net operating revenue per square meter(4)	684	3,861	3,575	651	3,671	3,574	3,430	3,107	2,578
Average ticket amount	34	194	162	29	165	158	157	156	146
Average number of tickets per month (in millions)		10.9	10.2		14.1	12.1	9.8	7.7	5.9

(1)	Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$5.6407 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on September 30, 2020, as reported by the Central Bank. The real/U.S. dollar exchange rate should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date.
(2)	Based on the full-time equivalent number of employees, which is the product of the number of all retail employees (full- and part-time employees) and the ratio of the average monthly hours of all retail employees to the average monthly hours of full-time employees.
(3)	Excludes gas stations.
(4)	Calculated using the average of square meters of selling area on the last day of each month in the period.

Unaudited Pro Forma Condensed Financial Information

This registration statement includes the unaudited pro forma condensed balance sheet of Sendas as of September 30, 2020 and the unaudited pro forma condensed statements of operations of Sendas for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019, which financial information, combined with the notes thereto, we refer to as the “Sendas pro forma financial information.”

The unaudited pro forma condensed balance sheet gives pro forma effect to the Corporate Reorganization and the Separation as if they had taken place on September 30, 2020. The unaudited pro forma condensed statements of operations give pro forma effect to the Corporate Reorganization and the Separation as if they had taken place on January 1, 2019.

The historical consolidated financial information has been adjusted to give effect to the events that are directly attributable to the Corporate Reorganization and the Separation, factually supportable, and, with respect to the pro forma condensed statements of income, expected to have a continuing impact on the pro forma results.

The Sendas pro forma financial information has been presented for informational purposes. The Sendas pro forma financial information does not purport to represent what the actual results of operations or the position of Sendas would have been if the Corporate Reorganization and the Separation had occurred on the dates indicated, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position.

The Sendas pro forma financial information has been derived from:

(1)	our unaudited interim condensed consolidated financial statements included in this registration statement;

(2)	our audited consolidated financial statements included in this registration statement; and

(3)	the books and records of CBD as of and for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions, as described in the accompanying notes to the Sendas pro forma financial information, and actual results may differ from the pro forma adjustments. However, we believe that these estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transaction and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions.

The Sendas pro forma financial information was prepared on a recurring basis. Accordingly, it does not include potential non-recurring income or expenses related to the Corporate Reorganization and the Separation.

Sendas Distribuidora S.A.

Unaudited Pro Forma Condensed Balance Sheet

As of September 30, 2020

(in millions of reais)

		Pro Forma Adjustments
		Corporate Reorganization
	Sendas Distribuidora S.A. Historical	Distribution of Éxito Group and other assets	Assets Acquired in Exchange Transaction	Capital Increases	Separation Agreement	Pro Forma
		Note 2.1(a)	Note 2.1(b)	Note 2.1(c)	Note 2.1(d)
Assets

Current assets
Cash and cash equivalents	3,898	(1,621)	—	500	—	2,777
Trade receivables	472	(282)	—	—	—	190
Other accounts receivable	252	(221)	—	—	—	31
Inventories	6,383	(3,071)	—	—	—	3,312
Recoverable taxes	1,090	(511)	—	—	—	579
Derivative financial instruments	90	—	—	—	—	90
Assets held for sale	31	(31)	—	—	—	—
Other current assets	202	(167)	—	—	—	35
Total current assets	12,418	(5,904)	—	500	—	7,014

Noncurrent assets
Trade receivables and other accounts receivable	53	(53)	—	—	—	—
Recoverable taxes	868	(1)	—	—	—	867
Derivative financial instruments	12	(1)	—	—	—	11
Related parties	91	(68)	—	—	151	174
Restricted deposits for legal proceedings	114	(2)	—	—	41	153
Other noncurrent assets	85	(84)	—	—	—	1
Investments in associated entities	452	(452)	769	—	—	769
Investment properties	3,624	(3,624)	—	—	—	—
Property and equipment, net	17,303	(10,388)	146	45	—	7,105
Intangible assets, net	4,953	(3,917)	—	—	—	1,036
Total noncurrent assets	27,555	(18,591)	915	45	192	10,116
Total assets	39,973	(24,495)	915	545	192	17,130

The accompanying notes form an integral part of the Unaudited Pro Forma Condensed Financial Information

Sendas Distribuidora S.A.

Unaudited Pro Forma Condensed Balance Sheet

As of September 30, 2020

(in millions of reais)

		Pro Forma Adjustments
		Corporate Reorganization
	Sendas Distribuidora S.A. Historical	Distribution of Éxito Group and other assets	Assets Acquired in Exchange Transaction	Capital Increases	Separation Agreement	Pro Forma
		Note 2.1(a)	Note 2.1(b)	Note 2.1(c)	Note 2.1(d)

Liabilities and Shareholders’ Equity

Liabilities

Current liabilities
Trade payables, net	8,138	(4,196)	—	—	—	3,942
Borrowings and financing and debentures	3,702	(1,597)	—	—	—	2,105
Payroll and related taxes	775	(375)	—	—	—	400
Lease liabilities	498	(341)	—	—	—	157
Related parties	226	(75)	—	(140)	41	52
Taxes and social contributions payable	464	(186)	—	—	—	278
Deferred revenues	202	(91)	—	—	—	111
Dividends payable	277	(13)	—	—	—	264
Acquisition of non-controlling interest	581	(581)	—	—	—	—
Other current liabilities	311	(175)	—	—	—	136
Total current liabilities	15,174	(7,631)	—	(140)	41	7,444

Noncurrent liabilities
Borrowings and financing and debentures	6,198	(518)	—	—	—	5,680
Deferred income tax and social contribution	1,029	(928)	—	—	59	160
Provision for contingencies	375	(124)	—	—	(22)	229
Lease liabilities	4,458	(2,066)	—	—	—	2,392
Deferred revenues and other noncurrent liabilities	41	(33)	—	—	—	8
Total noncurrent liabilities	12,101	(3,669)	—	—	37	8,469

Shareholders’ Equity

Attributable to controlling shareholders	9,548	(10,045)	915	685	114	1,216
Attributable to non-controlling interest	3,150	(3,150)	—	—	—	—
Total shareholders’ equity	12,698	(13,195)	915	685	114	1,216
Total liabilities and shareholders’ equity	39,973	(24,495)	915	545	192	17,130

The accompanying notes form an integral part of the Unaudited Pro Forma Condensed Financial Information

Sendas Distribuidora S.A.

Unaudited Pro Forma Condensed Statement of Operations

For the Nine-Month Period Ended September 30, 2020

(in millions of reais)

		Pro Forma Adjustments
		Corporate Reorganization
	Sendas Distribuidora S.A. Historical	Distribution of Éxito Group and other assets	Assets Acquired in Exchange Transaction	Capital Increases	Separation Agreement	Pro Forma
		Note 2.2(a)	Note 2.2(b)	Note 2.2(c)	Note 2.2(d)

Net operating revenue	40,983	(15,723)	—	—	—	25,260
Cost of sales	(33,059)	11,881	—	—	—	(21,178)
Gross profit	7,924	(3,842)	—	—	—	4,082
Selling expenses	(4,141)	2,165	—	—	—	(1,976)
General and administrative expenses	(949)	645	—	—	—	(304)
Depreciation and amortization	(889)	529	—	(1)	—	(361)
Share of profit and loss of associates	17	(17)	44	—	—	44
Other operating expenses, net	(294)	137	—	—	0	(157)
Operating profit	1,668	(384)	44	(1)	—	1,327
Net financial result	(671)	254	—	—	5	(413)
Income before income taxes	997	(130)	44	(1)	5	915
Income tax and social contribution	(167)	(8)	—	—	(2)	(176)
Net income for the period	830	(138)	44	(1)	3	738
Net income for the period attributable to:
Controlling shareholders	712	(20)	44	(1)	3	738
Non-controlling interest	118	(118)	—	—	—	—
	830	(138)	44	(1)	3	738

Earnings per share (weighted average for the year/period):
Common shares – basic and diluted (in reais)	2.6532					2.7520
Weighted average shares outstanding:
Common shares – basic and diluted(1)	268,352,221					268,352,221

(1)	Applies the reverse stock split ratio of approximately 12-to-1 that was approved by CBD as sole shareholder on November 10, 2020 to the historical weighted average shares outstanding for the period. For more information about the reverse stock split, see “Item 4. Information on the Company—History and Development of the Company—Recent Developments—Reverse Stock Split.”

The accompanying notes form an integral part of the Unaudited Pro Forma Condensed Financial Information

Sendas Distribuidora S.A.

Unaudited Pro Forma Condensed Statement of Operations

For the Year Ended December 31, 2019

(in millions of reais)

		Pro Forma Adjustments
		Corporate Reorganization
	Sendas Distribuidora S.A. Historical	Distribution of Éxito Group and other assets	Assets Acquired in Exchange Transaction	Capital Increases	Separation Agreement	Pro Forma
		Note 2.2(a)	Note 2.2(b)	Note 2.2(c)	Note 2.2(d)

Net operating revenue	30,232	(2,279)	—	—	—	27,953
Cost of sales	(24,891)	1,663	—	—	—	(23,228)
Gross profit	5,341	(617)	—	—	—	4,724
Selling expenses	(2,782)	516	—	—	—	(2,266)
General and administrative expenses	(166)	(186)	—	—	—	(352)
Depreciation and amortization	(454)	68	—	(1)	—	(387)
Share of profit and loss of associates	(5)	5	51	—	—	51
Other operating expenses, net	(206)	34	—	—	—	(172)
Operating profit	1,728	(179)	51	(1)	—	1,598
Net financial result	(257)	68	—	—	6	(183)
Income before income taxes	1,471	(111)	51	(1)	6	1,415
Income tax and social contribution	(411)	31	—	(0)	(2)	(382)
Net income for the period	1,060	(81)	51	(1)	4	1,033
Net income for the period attributable to:
Controlling shareholders	1,047	(68)	51	(1)	4	1,033
Non-controlling interest	13	(13)	—	—	—	—
	1,060	(81)	51	(1)	4	1,033

Earnings per share (weighted average for the year/period):
Common shares – basic and diluted (in reais)	4.0624					4.0079
Weighted average shares outstanding:
Common shares – basic and diluted(1)	257,730,518					257,730,518

(1)	Applies the reverse stock split ratio of approximately 12-to-1 that was approved by CBD as sole shareholder on November 10, 2020 to the historical weighted average shares outstanding for the year. For more information about the reverse stock split, see “Item 4. Information on the Company—History and Development of the Company—Recent Developments—Reverse Stock Split.”

The accompanying notes form an integral part of the Unaudited Pro Forma Condensed Financial Information

Sendas Distribuidora S.A.

Notes to the Unaudited Pro Forma Condensed Financial Information

(in millions of reais)

1.	Description of the Transaction

On December 31, 2020, the extraordinary general shareholders’ meetings of CBD and Sendas approved the proposed Spin-Off of Sendas.

The Spin-Off refers to the proposed distribution of substantially all of the issued and outstanding Sendas common shares to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration. Following the Spin-Off, Sendas will be an independent, publicly traded company, and we expect that CBD will retain ownership of approximately 0.06% of our capital stock. See “Item 10. Additional Information—A. Share Capital.” For more information about the expected principal shareholders of CBD immediately following the Spin-Off, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” We have applied to list the Sendas common shares on the Novo Mercado listing segment of the B3, and we intend to apply to list the Sendas ADSs on the NYSE.

On December 31, 2020, CBD completed the internal corporate transactions described below:

●	Sendas engaged in the Exchange Transaction with CBD in which certain assets of CBD were transferred to Sendas in exchange for an equivalent value of the shares of Éxito held by Sendas (corresponding to 8.77% of the total outstanding shares of Éxito). The assets of CBD transferred to Sendas consisted of:

➢	50% of the shares of Bellamar, a holding company that holds an investment in 35.76% of the shares of FIC; and

➢	the Real Estate Assets, consisting of five parcels of real estate, which may be developed as sites for new stores in the future.

●	Following and contemporaneously with the Exchange Transaction, Sendas distributed to CBD the remaining shares of Éxito held by Sendas (corresponding to 87.80% of the total outstanding shares of Éxito).

●	Sendas distributed certain assets to CBD in the net amount of R$20.

●	CBD conducted the following capital contributions:

➢	CBD transferred to Sendas the net assets of stores that may be developed by Sendas in the future;

➢	CBD contributed intercompany receivables to Sendas; and

➢	CBD contributed cash to Sendas.

In addition, on December 14, 2020, we entered into a Separation Agreement with CBD, which provides a framework for our relationship with CBD following the Separation and the Spin-Off. For more information about the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Spin-Off.” Pursuant to the Separation Agreement, Sendas will recognize certain assets and liabilities related to contingencies and their related judicial deposits for which the parties have agreed to be responsible following the Separation.

2.	Pro Forma Adjustments

The Sendas pro forma financial information includes the following adjustments:

2.1	Adjustments to the unaudited pro forma condensed balance sheet as of September 30, 2020:

(a)	Adjustments to eliminate Éxito Group historical balance sheet amounts resulting from the distribution of our equity interest in Éxito to CBD, as described in note 1 above.

(b)	The recognition of the assets received through the Exchange Transaction, as described in note 1 above. The assets consist of a 50% equity interest in Bellamar capital in the amount of R$769 and the Real Estate Assets in the aggregate amount of R$146, in accordance with IAS 28 – Investments in Associates (“IAS 28”) and Joint Ventures and IAS 16 – Property, Plant and Equipment, respectively. These assets are being recognized at the amounts agreed upon by Sendas and CBD, which approximate their respective fair values. In addition, in relation to the 50% of the shares of Bellamar, in accordance with IAS 28, the pro forma adjustments include a preliminary purchase price allocation, which may ultimately change. We believe that such potential changes would not significantly impact the information provided in the Sendas pro forma financial information.

(c)	Refers to the capital contribution as described in note 1 above, of the following (i) fixed assets for future development with a residual value of R$45; (ii) intercompany receivables for an amount of R$140; and (iii) R$500 in cash.

(d)	Refers to the recognition by Sendas of certain assets and liabilities related to contingencies and their related judicial deposits for which the parties have agreed to be responsible following the Separation, in a net amount of R$114.

2.2	Adjustments to the unaudited pro forma condensed statements of operations for the nine-month period ended September 30, 2020 and for the year ended December 31, 2019:

(a)	Adjustment to eliminate the income statement line items of Éxito: (i) for the nine-month period ended September 30, 2020, with respect to the unaudited pro forma condensed statement of operations for the nine-month period ended September 30, 2020; and (ii) for the period from November 27, 2019 (date of the Éxito Acquisition) to December 31, 2019, with respect to the unaudited pro forma condensed statement of operations for the year ended December 31, 2019.

(b)	Adjustment to recognize the share of profit in the 50% investment in Bellamar.

	For the year ended December 31, 2019	For the nine-month period ended September 30, 2020

Share of profit of 50% of Bellamar	51	44

(c)	Adjustment to recognize the amortization expense of the assets to be contributed by CDB as described in note 2.1(c) above.

			Pro forma depreciation adjustments
	Historical cost	Annual depreciation rate	For the year ended December 31, 2019	For the nine-month period ended September 30, 2020

Land	15	N/A	—	—
Building	16	2.50%	(0)	(0)
Improvements	20	4.17%	(1)	(1)
Installation	1	8.19%	(0)	(0)
Total	53		(1)	(1)

(d)	Adjustment to recognize monetary adjustment on the indemnification asses that Sendas will receive from CBD as described in note 2.1(d) above.

	Indemnification Asset			Monetary adjustment
	As of January 1, 2019	As of December 31, 2019	As of September 30, 2020	For the year ended December 31, 2019	For the nine-month period ended September 30, 2020

Tax contingency	97	101	105	4	4
Civil/labor contingency	65	67	68	2	1
Total	162	168	173	6	5

B.	Capitalization and Indebtedness

The following table sets forth our consolidated capitalization and indebtedness as of September 30, 2020 on:

●	an actual historical basis; and

●	an as adjusted basis to give effect to the pro forma adjustments set forth in “—A. Selected Financial Data—Unaudited Pro Forma Condensed Financial Information.”

The “as adjusted” information below is not necessarily indicative of what our capitalization and indebtedness would have been had the events described above been completed as of September 30, 2020. Investors should read the information in this table together with our unaudited interim condensed consolidated financial statements appearing elsewhere in this registration statement, as well as the sections of this registration statement captioned “Presentation of Financial and Other Information,” “Item 3. Key Information—A. Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.”

	As of September 30, 2020
	Actual		As Adjusted(2)
	(in millions of US$)(1)	(in millions of R$)	(in millions of US$)(1)	(in millions of R$)

Current borrowings and financing and debentures:
Secured	5	31	—	—
Unsecured	651	3,671	373	2,105
Total current borrowings and financing and debentures	656	3,702	373	2,105
Non-current borrowings and financing and debentures:
Secured	5	28	—	—
Unsecured	1,094	6,170	1,007	5,680
Total non-current borrowings and financing and debentures	1,099	6,198	1,007	5,680
Total borrowings and financing and debentures	1,755	9,900	1,380	7,785
Shareholders’ equity attributable to:
Controlling interest	1,693	9,548	216	1,216
Non-controlling interest	558	3,150	—	—
Total shareholders’ equity	2,251	12,698	216	1,216
Total capitalization(3)	3,350	18,896	1,223	6,896

(1)	Solely for the convenience of the reader, Brazilian real amounts have been translated into U.S. dollars at an exchange rate of R$5.6407 per US$1.00, which was the commercial selling rate for U.S. dollars in effect on September 30, 2020, as reported by the Central Bank. The real/U.S. dollar exchange rate should not be construed as implying that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate as of that or any other date.
(2)	As adjusted to give effect to the pro forma adjustments set forth in “—A. Selected Financial Data—Unaudited Pro Forma Condensed Financial Information.”
(3)	Total capitalization is the sum of total non-current borrowings and financing and debentures and total shareholders’ equity.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information included in this registration statement, in evaluating our company, the Sendas common shares and the Sendas ADSs. The following risk factors could adversely affect our business, financial condition, results of operations and the price of the Sendas common shares and the Sendas ADSs.

Risks Relating to the Spin-Off

The Spin-Off may not be successful and as an independent, publicly traded company, we will not enjoy the same benefits that we did as a subsidiary of CBD.

Upon completion of the Spin-Off, we will be a standalone public company. The process of becoming a standalone public company may distract our management from focusing on our business and strategic priorities. Further, we may not be able to issue debt or equity on terms acceptable to us and we may not be able to attract and retain employees as desired. We also may not fully realize the anticipated benefits of the Separation and of being a standalone public company, or the realization of such benefits may be delayed, if any of the risks identified in this “Risk Factors” section, or other events, were to occur.

As a separate public company, we will be a smaller and less diversified company than CBD, and we may not have access to financial and other resources comparable to those available to CBD prior to the Separation and the Spin-Off. We cannot predict the effect that the Spin-Off will have on our relationship with partners or employees or our relationship with government regulators. Furthermore, as a less diversified company, we may be more likely to be negatively impacted by changes in global market conditions, regulatory reforms and other industry factors, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not achieve some or all of the expected benefits of the Spin-Off, and the Spin-Off may adversely affect our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the Spin-Off, or such benefits may be delayed or not occur at all. The Spin-Off is expected to provide the following benefits, among others:

●	permit each of the separate companies to increase their strategic focus on their businesses as each company operates in a different market with different opportunities and business models;

●	improve the operational efficiencies of each of the separate companies by eliminating the inefficiencies of the current holding company structure and permit CBD to focus on the quality of products and services, customer convenience and the overall customer experience, while permitting Sendas to focus on supply chain issues, reduction in the number of stock-keeping units, or SKUs, and basic service needs;

●	improve the resource allocation by the separate companies and permit each company to achieve more attractive financing terms as investors are better able to understand each stand-alone business; and

●	create value for stakeholders as the intrinsic value of each separate company is recognized by investors based on the attributes and performance of the separate companies.

We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

●	the Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

●	following the Separation and the Spin-Off, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of CBD; and

●	following the Spin-Off, our business will be less diversified than the CBD business prior to the Spin-Off.

In addition, CBD and Sendas have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory and accounting services fees related to the Spin-Off. These expenses must be paid regardless of whether the Spin-Off is completed. Any such conditions or changes could have the effect of delaying completion of the Spin-Off and otherwise reduce the anticipated benefits of the Spin-Off.

If we fail to achieve some or all of the benefits expected to result from the Spin-Off, or if such benefits are delayed, our business, financial conditions and results of operations could be adversely affected.

The Spin-Off may not be completed on the terms or timeline currently contemplated, or at all.

The completion of the Spin-Off is subject to numerous conditions, including obtaining the necessary regulatory and stock exchange approvals. See “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—Conditions to the Spin-Off.” There is no assurance that the Spin-Off will be completed on the terms or timeline currently contemplated, or at all.

Our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a standalone public company and may not be a reliable indicator of our future results.

Our historical and pro forma financial information may not fully reflect the increased costs associated with operating as a standalone public company or the effects of our financial strategy, which is distinct from the strategy employed by CBD. In addition, for certain of the periods covered by our historical financial statements, our business was operated within legal entities which hosted portions of other CBD businesses, such as the Éxito Group. We urge you to carefully consider the basis on which our historical and pro forma financial information included herein was prepared and presented as such results may not be a reliable indicator of our future performance, or the performance of any of our businesses.

Our ability to operate our business effectively may suffer if we do not, quickly and cost effectively, establish our own administrative and support functions necessary to operate as a standalone public company.

As a subsidiary of CBD, we historically relied on financial (including financial and compliance controls) and certain legal, administrative and other resources of CBD to operate our business. In particular, CBD historically provided us with services across the following service domains: treasury, legal, financial controlling and accounting, human resources operations and real estate. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Related Party Transactions—Agreements with CBD—Cost Sharing Agreement.”

In connection with the Spin-Off, we are creating our own financial, administrative, corporate governance and listed company compliance and other support systems, including for the services CBD had historically provided to us, or may be required to contract with third parties to replace CBD systems that we are not establishing internally. This process may be complex and time consuming. In addition, we are also establishing or expanding our own tax, treasury, internal audit, investor relations, corporate governance and listed company compliance and other corporate functions.

These corporate functions fall beyond the scope of the operational service domains formerly provided by CBD and will require us to develop new standalone corporate functions. We expect to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the additional corporate services that CBD historically provided us prior to the Spin-Off. CBD will continue to provide support for certain administrative functions after the Spin-Off for approximately one year pursuant to the Separation Agreement we entered into with CBD. Any failure or significant downtime in our own financial, administrative or other support systems or in the CBD financial, administrative or other support systems during the transitional period in which CBD provides us with support could negatively impact our results of operations or prevent us from paying our suppliers and employees, executing business combinations and foreign currency transactions or performing administrative or other services on a timely basis, which could negatively affect our results of operations.

In particular, our day-to-day business operations rely on our information technology systems. For example, a significant portion of the communications among our personnel, customers and suppliers take place on our information technology platforms. We expect the separation of our information technology systems from CBD to be complex, time consuming and costly. There is also a risk of data loss in the process of separating information technology. As a result of our reliance on information technology systems, the cost of such information technology integration and transfer and any such loss of key data could have an adverse effect on our business, financial condition and results of operations.

Further, as a standalone public company, we will incur significant legal, accounting and other expenses that we did not incur as a subsidiary of CBD. The Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as rules subsequently adopted by the SEC and the NYSE, have imposed various requirements on public companies, including setting forth rules regarding corporate governance practices. For example, Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we and our managers will have to perform system and process evaluation and testing of our and their internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley.

We currently test our internal controls over financial reporting on a regular basis, in accordance with the financial reporting practices and policies of CBD. However, doing so as a standalone entity may require our management and other personnel to devote a substantial amount of time to comply with these requirements and also increase our legal and financial compliance costs. In particular, compliance with Section 404 of Sarbanes-Oxley will require a substantial accounting expense and significant management efforts. We cannot be certain at this time that all of our controls will be considered effective and our internal control over financial reporting may not satisfy the regulatory requirements when they become applicable to us.

Furthermore, the listing of our shares on the B3 and the NYSE will require us to comply with the listing, reporting and other regulations for each exchange. Compliance with two sets of regulations, which may have different standards and requirements, will require more time and effort from management.

The transitional services CBD has agreed to provide us may not be sufficient for our needs. In addition, we or CBD may fail to perform under various transaction agreements that will be executed as part of the Separation or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.

In connection with the Spin-Off, we entered into a Separation Agreement and other related agreements with CBD. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Spin-Off.” The Separation Agreement provides for the performance of key business services by CBD for our benefit for a period of time after the Spin-Off, including services performed by the following departments: treasury, insurance, human resources, marketing/media and information technology, among others. All expenses and costs incurred by the parties in relation to the shared resources, including full labor costs and social security charges, depreciation charges for fixed assets and general expenses will be periodically allocated between the parties in proportion to the shared resources effectively used according to the criteria agreed between the parties. The costs and expenses are calculated, approved and charged on a quarterly basis. These services may not be sufficient to meet our needs and the terms of such services may not be equal to or better than the terms we may have received from unaffiliated third parties, including our ability to obtain redress.

We will rely on CBD to satisfy its performance and payment obligations under these agreements. If CBD is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transitional agreements expire, we may not be able to operate our business effectively and this may have an adverse effect on our business, financial condition and results of operations. In addition, after our agreements with CBD expire, we may not be able to obtain these services at as favorable prices or on as favorable terms.

Sendas and CBD’s equity values after the Spin-Off may not accurately reflect the value of the underlying entities, and equity values may fluctuate significantly.

The trading price of the CBD common shares and the CBD ADSs immediately following the Spin-Off could be lower than immediately prior to the Spin-Off because the trading price will no longer reflect the value of Sendas and its subsidiaries. Furthermore, until the market has fully analyzed the value of CBD without all of its historical businesses, the trading price of the CBD common shares and the CBD ADSs may fluctuate significantly. We cannot assure you that, following the Spin-Off, the combined trading prices of the CBD common shares and the Sendas common shares will equal or exceed what the trading price of CBD common shares would have been in the absence of the Spin-Off or that the combined trading prices of the CBD ADSs and the Sendas ADSs will equal or exceed what the trading price of the CBD ADSs would have been in the absence of the Spin-Off. It is possible that after the Spin-Off, CBD’s and Sendas’s combined equity value will be less than CBD’s equity value before the Spin-Off.

The Spin-Off could result in substantial U.S. tax liability for you.

In order for the Spin-Off to qualify as a tax-free distribution to U.S. Holders under the U.S. tax rules, the Spin-Off must meet numerous requirements. We expect to take the position that the Spin-Off more likely than not will qualify as a tax-free distribution to U.S. Holders. U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences”) of CBD common shares or CBD ADSs are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the Spin-Off, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Sendas common shares or Sendas ADSs. However, there can be no assurance that the IRS will not successfully assert that the Spin-Off is a taxable transaction, and that a court will not sustain such assertion, which could result in tax being incurred by U.S. Holders of CBD common shares or CBD ADSs upon receipt of Sendas common shares or Sendas ADSs pursuant to the Spin-Off.

See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences” for more information regarding the potential tax consequences to you of the Spin-Off, including the tax consequences if the Spin-Off were to be treated as a taxable transaction for U.S. federal income tax purposes.

Risks Relating to our Industry and Us

For purposes of this section entitled “Risks Relating to our Industry and Us,” we have not included information regarding the risks relating to the Éxito Group, which was transferred by us to CBD in connection with the Corporate Reorganization on December 31, 2020. For more information about the Corporate Reorganization, see “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—Corporate Reorganization.”

We face significant competition and pressure to adapt to changing consumer habits, which may adversely affect our market share and net income.

We operate in the cash and carry (atacado de autosserviço) sector of the Brazilian retail industry, which are highly competitive. We compete with other retailers based on price, product mix, store location and layout and services. Consumer habits are constantly changing and we may not be able to anticipate and quickly respond to these changes. We face intense competition from small and regional retailers, especially from those that operate in the informal segment of the Brazilian economy. We also compete with large chains in the cash and carry sector. In addition, in our markets, and particularly in the São Paulo and Rio de Janeiro metropolitan areas, we compete in the food retail sector with a number of large multinational retail food, general merchandise and cash and carry chains, as well as local supermarkets and independent grocery stores. See “Item 4. Information on the Company—B. Business Overview—Competition.” Acquisitions or consolidations within the industry may also increase competition and adversely affect our market share and net income.

If we are unable to compete successfully in our target markets (including by adapting our store format mix or layout, identifying locations and opening stores in preferred areas, and quickly adjusting our product mix or prices) or otherwise adjust to changing consumer habits and preferences, such as shopping on mobile devices, we may lose market share, which would adversely affect our financial condition and results of operations.

We face increasing competition from internet sales, which may negatively affect sales through traditional channels, and we might not have an effective response to this competition.

In recent years, sales of food, clothing and home appliances over the internet have increased significantly in Brazil, and we expect this trend to continue as more traditional retailers enter into the online retail field or expand their existing infrastructure related to internet sales. For example, Amazon recently announced that it would focus more resources on its Brazilian business. Internet retailers are able to sell directly to consumers, reducing the importance of traditional distribution channels such as cash and carry stores, supermarkets and retail stores. Certain internet food retailers have significantly lower operating costs than traditional hypermarkets and supermarkets because they do not rely on an expensive network of retail points of sale or a large workforce. As a result, internet food retailers are able to offer their products at lower costs than we do and in certain cases are able to bypass intermediaries in the cash and carry segment and deliver products directly to consumers. We believe that our customers are increasingly using the internet to shop electronically for food and other retail goods, and that this trend is likely to continue, especially as a result of the COVID-19 pandemic.

Additionally, technology employed in retail sales of food and home appliances evolves constantly as part of a modern digital culture. We may not be able to adapt to these changes quickly enough to meet our customers’ demands and preferences, as well as standards of the industry in which we operate.

We cannot provide any assurance that our strategy will be successful in meeting customer demands or maintaining our market share in light of our competitors’ internet businesses. If internet sales in Brazil continue to grow, consumers’ reliance on traditional distribution channels such as our retail stores could be materially diminished, which could have a material adverse effect on our financial condition and results of operations.

The Brazilian cash and carry industry is sensitive to decreases in consumer purchasing power and unfavorable economic cycles.

Historically, the Brazilian cash and carry industry have experienced periods of economic slowdown that led to declines in consumer expenditures. The success of operations in the cash and carry sector depends on various factors related to consumer expenditures and consumer income, including general business conditions, interest rates, inflation, consumer credit availability, taxation, consumer confidence in future economic conditions, employment and salary levels. Reductions in credit availability and more stringent credit policies adopted by us and credit card companies may negatively affect our sales, especially for home appliances. Unfavorable economic conditions in Brazil, or unfavorable economic conditions worldwide reflected in the Brazilian economy, may significantly reduce consumer expenditure and available income, particularly for lower income classes, who have less access to credit than higher income classes, more limited debt refinancing conditions and more susceptibility to be affected by increases in the unemployment rate. These conditions may have a material adverse effect on our financial condition and results of operation.

Restrictions of credit availability to consumers in Brazil and Brazilian government rules and interventions affecting financial operations may adversely affect our sales volumes and operations, and we are exposed to risks related to customer financing and loans.

Sales in installments are an important component of the result of operations for Brazilian non-food retailers. The increase in the unemployment rate combined with relatively high interest rates have resulted in an increased restriction of credit availability to consumers in Brazil. The unemployment rate reached 11.6% in October 2020 and 11.9% in 2019, compared to 12.3% in 2018 and 12.7% in 2017. These circumstances have not been noticeably improved by gradual reductions in the basic interest rate in Brazil, the SELIC rate, which went from 2.4%, 4.5%, 6.5% and 7.0% in October 2020 and December 2019, 2018 and 2017, respectively.

Our sales volumes, particularly for non-food products, and, consequently, our results of operations may be adversely affected if the credit availability to consumers is reduced, or if Brazilian government policy restricts the granting of credit to consumers.

Additionally, we are involved through FIC in extending credit to customers through our partnership with Itaú Unibanco Holding S.A., or Itaú Unibanco, one of the largest privately-owned financial institutions in Brazil. FIC exclusively offers credit cards, financial services and insurance coverage at our stores. For more information on FIC, see “Item 4. Information on the Company—B. Business Overview—FIC.”

FIC is subject to the risks normally associated with providing financing services, including the risk of default on the payment of principal and interest and any mismatch of cost and maturity of our funding in relation to the cost and maturity of financing to customers, which could have a material adverse effect on us.

Furthermore, FIC is a financial institution regulated by the Central Bank and is therefore subject to extensive regulation. The regulatory structure of the Brazilian financial system is continuously changing. Existing laws and regulations may be amended, and their application or interpretation may also change, and new laws and regulations may be adopted. FIC and, therefore, we, may be adversely affected by regulatory changes, including those related to:

●	minimum capital requirements;

●	requirements for investment in fixed capital;

●	credit limits and other credit restrictions;

●	accounting requirements;

●	intervention, liquidation and/or temporary special management systems; and

●	interest rates.

Brazilian government rules and intervention may adversely affect our operations and profitability more than those of a competitor without financial operations.

We are dependent on credit card sales. Any changes in the policies of merchant acquirers may adversely affect us.

We are dependent on credit card sales. For the nine-month period ended September 30, 2020 and the year ended December 31, 2019, 47% and 50%, respectively, of our pro forma net operating revenue was represented by credit sales, principally in the form of credit card sales. In order to offer credit card sales to our customers, we depend on the policies of merchant acquirers, including fees charged by acquirers. Any change in the policies of acquirers, including, for example, their merchant discount rate, may adversely affect us.

Our business depends on our strong brands. We may not be able to maintain and enhance our brands, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brands.

We believe that our brands, such as Assaí, contribute significantly to the success of our business. The Assaí brand was ranked the 19th most valuable brand in Brazil, according to a study entitled “Most Valuable Brazilian Brands 2020” published by global brand consultant Interbrand in 2020. According to this study, the Assaí brand is valued at approximately R$580 million. We were also named the most admired company in Brazil by popular vote in the 2020 edition of Exame magazine’s “Melhores e Maiores” (“Best and Biggest”) survey. Exame magazine’s annual survey ranks more than 1,000 Brazilian companies under various categories. “Melhores e Maiores” is considered one of the most prestigious corporate awards in Brazil. We also believe that maintaining and enhancing those brands is critical to expanding our base of customers, which depends largely on our ability to continue to create the best customer experience, based on our competitive pricing and our large assortment of products.

Customer complaints or negative publicity about our product offerings or services could harm our reputation and diminish consumer confidence in us. A diminution in the strength of our brands and reputation could adversely affect our business, financial condition and operating results.

The global outbreak of the novel coronavirus disease (COVID-19) could disrupt our operations and could have an adverse impact on our business, financial condition, results of operations or prospects.

Since December 2019, a novel strain of coronavirus known as COVID-19 has spread in China and other countries. In 2020, the COVID-19 outbreak has compelled governments around the world, including in Brazil, to adopt temporary measures to contain the spread of COVID-19, such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected and will continue to adversely affect business confidence and consumer sentiment, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide.

A detailed discussion of the measures taken by the Brazilian government to combat the health and economic impacts of COVID-19, as well as the impacts of the COVID-19 pandemic on our business and results of operations, can be found See in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Current Conditions and Trends in our Industry—COVID-19.” for a detailed discussion of the impacts of COVID-19 on our business and results of operations.

While we have not experienced significant disruptions thus far from the COVID-19 outbreak, we are unable to accurately predict the future impact that COVID-19 will have due to numerous uncertainties, including: (1) the severity and duration of the pandemic, including whether there are new waves caused by additional periods of increases or spikes in the number of COVID-19 cases, future mutations or related strains of the virus in areas in which we operate; (2) evolving macroeconomic factors, including general economic uncertainty, unemployment rates, and recessionary pressures; (3) unknown consequences on our business performance and initiatives stemming from the substantial investment of time and other resources to the pandemic response; and (4) the long-term impact of the pandemic on our business, including consumer behaviors. Accordingly, our business may be adversely impacted by the fear of exposure to uncertainties related to or actual effects of COVID-19 or similar disease outbreak.

In addition, the COVID-19 pandemic may negatively impact our business by causing or contributing to, among other things, the following, each of which could adversely affect our business, results of operations, financial condition and cash flows:

●	To the extent that the emergency aid offered by the Brazilian government to informal workers, independent small businesses and the unemployed from April 2020 to December 2020 to combat the economic crisis caused by the COVID-19 pandemic is not extended, that may generate some reduction in customers’ average ticket, especially those dependent of such government aid, which may reduce our revenues.

●	We cannot assure you that the emergency health measures we have adopted will continue to be effective or that we will not have to adopt new protective measures, including work from home policies, which may divert our management’s attention and increase our operating costs.

●	If individual states and municipalities continue to implement different COVID-19 preventative measures, we may be required to expend additional time to implement them, which may increase our operating costs. In addition, we cannot assure you that we will be able to fully comply with these measures, which may negatively impact the way we operate our stores.

●	In case we face a worsening in the pandemic situation in the future, which will require some investments with additional temporary workers or new adaptations in our stores, which may increase our operating costs.

●	If new restrictions are imposed that again impact the production capacity of some of our suppliers, we might face new shortages in the future, in which case we may have to seek alternate sources of supply which may be more expensive, may not be available or may result in delays in shipments to us and subsequently to our customers.

These and other impacts of the COVID-19 pandemic could also have the effect of heightening many of the other risk factors described herein, including but not limited to “—We face significant competition and pressure to adapt to changing consumer habits, which may adversely affect our market share and net income”, “—We face increasing competition from internet sales, which may negatively affect sales through traditional channels, and we might not have an effective response to this competition”, “The Brazilian cash and carry industry is sensitive to decreases in consumer purchasing power and unfavorable economic cycles”, “Some categories of products that we sell are principally acquired from a few suppliers and changes in this supply chain could adversely affect our business”.

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products. We cannot guarantee that trademark and patent registrations will be issued with respect to any of our applications. There is also a risk that we could inadvertently fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us. Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including trademark registration and domain names), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate our proprietary rights. Any failure in our ability to protect our proprietary rights against infringement or misappropriation could adversely affect our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

We may not be able to renew or maintain our stores’ lease agreements on acceptable terms, or at all, and we may be unable to obtain or renew the operational licenses of our stores or distribution centers in a timely manner.

Most of our stores are leased. The strategic location of our stores is key to the development of our business strategy and, as a result, we may be adversely affected in the event that a significant number of our lease agreements is terminated and we fail to renew these lease agreements on acceptable terms, or at all. In addition, in accordance with applicable law, landlords may increase rent periodically, usually every three years. A significant increase in the rent of our leased properties may adversely affect our financial position and results of operations.

Our stores and distribution centers are also subject to certain operational licenses. Our inability to obtain or renew these operational licenses may result in the imposition of fines and, as the case may be, in the closing of stores or distribution centers. Given that smooth and uninterrupted operations in our stores and distribution centers are a critical factor for the success of our business strategy, we may be negatively affected in the case of their closing as a result of our inability to obtain or renew the necessary operational licenses.

Our product distribution is dependent on a limited number of distribution centers and we depend on the transportation system and infrastructure in Brazil to deliver our products, and any disruption at one of our distribution centers or delay related to transportation and infrastructure could adversely affect our supply needs and our ability to distribute products to our stores and customers.

Approximately 33% of our products are distributed through our 10 distribution centers and warehouses located in the Southeastern, Midwestern and Northeastern regions of Brazil. The transportation system and infrastructure in Brazil are underdeveloped and need significant investment to work efficiently and to meet our business needs.

Any significant interruption or reduction in the use or operation of transportation infrastructure in the cities where our distribution centers are located or in operations at one of our distribution centers, as a result of natural disasters, fire, accidents, systemic failures, strikes (such as the May 2018 Brazilian truckers’ strike) or other unexpected causes, may delay or affect our ability to distribute products to our stores and may decrease our sales, which may have a material adverse effect on us.

Our growth strategy includes the opening of new stores which may require the opening of new distribution centers or the expansion of the existing ones to supply and meet the demand of additional stores. Our operations may be negatively affected if we are not able to open new distribution centers or expand our existing distribution centers in order to meet the supply needs of these new stores. For more information on our distribution and logistics operations, see “Item 4. Information on the Company—B. Business Overview—Distribution and Logistics.”

Our systems are subject to cyberattacks and security and privacy breaches, which could cause a material adverse effect on our business and reputation.

We, like all business organizations in the digital world, have been subject to a broad range of cyber threats, including attacks, with varying levels of sophistication. These cyber threats are related to the confidentiality, availability and integrity of our systems and data, including our customers’ confidential, classified or personal information.

We maintain what we believe to be reasonable and adequate technical security controls, policy enforcement mechanisms, monitoring systems and management oversight to address these threats. While these measures are designed to prevent, detect and respond to unauthorized activity in our systems, certain types of attacks, including cyberattacks, may occur.

Furthermore, some of our suppliers and service providers have significant access to confidential and strategic data collected by our systems, including confidential information regarding our customers.

Any unauthorized access to, or release or violation of our systems and data or those of our customers, suppliers or service providers could disrupt our operations, particularly our digital retail operations, cause information losses and cause us to incur significant costs, including the cost of retrieving lost information, which could have a material adverse effect on our business and reputation.

Our information systems may suffer interruptions due to factors beyond our control, such as natural disasters, hacking, failures in telecommunication and computer viruses, among other factors. Any of these types of interruption may adversely affect our operations, thereby impacting our cash generation and our financial condition.

Failure to protect our database, which contains the personal data of our clients and employees, and developments in data protection and privacy laws, could have an adverse effect on our business, financial condition or results of operations.

We maintain a database of information about our suppliers, employees and customers, which mainly includes, but is not limited to, data collected when customers sign up for our loyalty programs. If we experience a breach in our security procedures that affect the integrity of our database, including unauthorized access to any personal information of our customers, we may be subject to new legal proceedings that could result in damages, fines and harm to our reputation.

Currently, the processing of personal data in Brazil is regulated by a series of laws, such as the Federal Constitution, the Consumer Protection Code (Law No. 8,708/90) and the Internet Civil Registry (Law No. 12,965/14). Failure to comply with provisions of these laws, especially in connection with: (1) providing clear information on the data processing operations performed by us; (2) respect for the purpose of the original data collection; (3) legal deadlines for the storage of user data; and (4) the adoption of legally required security standards for the preservation and inviolability of the personal data processed, can give rise to penalties, such as fines and even temporary or permanent suspension of our personal data processing activities.

The General Data Protection Act (Law No. 13,709/18), or GDPA, became effective on September 18, 2020, except for the administrative sanctions provided thereunder, which will become effective on August 1, 2021. The GDPA establishes a new legal framework to be observed in the processing of personal data, including that of our customers, suppliers and employees. The GDPA establishes, among other things, the rights of personal data owners, the legal basis applicable to the protection of personal data, requirements for obtaining consent, obligations and requirements relating to security incidents, data leaks and data transfers, as well as the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD. In the event of non-compliance with the GDPA, we may be subject to administrative penalties, including blockage or elimination of the personal data to which the infraction relates, the suspension or blockage of activities relating to personal data and fines of up to R$50 million, as well as legal proceedings, which may materially adversely affect us, including damage to our reputation. The ANPD may revise data protection standards and proceedings based on the GDPA in the future, and the public prosecutor’s office, consumer protection agencies and the judiciary will have significant roles in the interpretation and application of the GDPA.

In preparation for our compliance with the GDPA, we have reviewed our internal policies and procedures. However, given its recent effectiveness, the lack of regulation of critical aspects of the GDPA by the ANPD and the uncertainty about the possible interpretations of the GDPA by different agents, we cannot guarantee that we will not be exposed to litigation or subject to sanctions with respect to the GDPA in the future.

The Casino Group has the ability to direct our business and affairs.

We are a wholly-owned subsidiary of CBD. As of January 15, 2021, the Casino Group is the beneficial owner of 41.17% of the total capital stock of CBD. The Casino Group has the power, through CBD, to: (1) appoint the majority of the members of our board of directors, who, in turn, appoint our executive officers; and (2) determine the outcome of the vast majority of actions requiring shareholder approval. Accordingly, the Casino Group is considered to be our controlling shareholder pursuant to Brazilian Corporate Law. The Casino Group’s interests and business decisions may prevail over those preferred by our other shareholders or ADS holders.

Unfavorable decisions in legal or administrative proceedings could have a material adverse effect on us.

We are party to legal and administrative proceedings related to civil, regulatory, tax and labor matters. We cannot assure you that pending legal proceedings will be decided in our favor. We have made provisions for proceedings in which the chance of loss has been classified as probable by our management in consultation with external legal advisors. Our provisions may not be sufficient to cover the total cost arising from unfavorable decisions in legal or administrative proceedings. If all or a significant number of these proceedings have an outcome unfavorable to us, our business, financial condition and results of operations may be materially and adversely affected. In addition to financial provisions and the cost of legal fees associated with the proceedings, we may be required to post bonds in connection with the proceedings, which may adversely affect our financial condition. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” note 20 to our unaudited interim condensed consolidated financial statements and note 21 to our audited consolidated financial statements included in this registration statement for a description of our material litigation contingencies.

We may be unable to attract or retain key personnel.

In order to support and develop our operations, we must attract and retain personnel with specific skills and knowledge. We face various challenges inherent to the administration of a large number of employees over a wide geographical area. Key personnel may leave us for a variety of reasons and the impact of these departures is difficult to predict, which may hinder the implementation of our strategic plans and adversely affect our results of operations.

We could be materially adversely affected by violations of the Brazilian Anti-Corruption Law, the U.S. Foreign Corrupt Practices Act, the Sapin II Law and similar anti-corruption laws.

Law No. 12,846, of August 1, 2013, or the Brazilian Anti-Corruption Law, the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-corruption law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals.

The Brazilian Anti-Corruption Law, introduced the concept of strict liability for legal entities involved in harmful acts against the public administration, subjecting the violator to penalties both in administrative and civil law. The Brazilian Anti-Corruption Law considers that an effective implementation of a compliance program may be used to mitigate the administrative penalties to be applied as a consequence of a harmful act against the public administration.

Additionally, French Law No. 1,691, of December 2016, or the Sapin II Law, relates to transparency, preventing corruption and the modernization of economic activity, and stipulates that companies must establish an anti-corruption program to identify and mitigate corruption risks. Under the Sapin II Law, among others, any legal entity or individual may be held criminally liable for offering a donation, gift or reward with the intent to induce a foreign public official to abuse their position or influence to obtain an undue advantage. The Sapin II Law is applicable to companies belonging to a group whose parent company is headquartered in France and whose workforce includes at least 500 employees worldwide. As such, the Sapin II Law applies to us. The key anti-corruption provisions of the Sapin II Law have been in force since June 1, 2017.

Our policies mandate compliance with these anti-corruption laws. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management.

Failure to comply with anti-corruption laws to which we are subject or any investigations of misconduct, or enforcement actions may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt our business and have a material adverse effect on us and our reputation.

We cannot guarantee that our service providers or suppliers do not engage in irregular practices.

Given the decentralization and outsourcing of our service providers’ operations and our suppliers’ production chains, we cannot guarantee that they will not have issues regarding working conditions, sustainability, outsourcing the provision or production chain and improper safety conditions, or that they will not engage in these irregular practices to lower service or product costs. If a significant number of our service providers or suppliers engage in these practices, our reputation may be harmed and, as a consequence, our customers’ perception of our products may be adversely affected, causing a reduction in net revenue and results of operations as well as in the trading price of the Sendas common shares and the Sendas ADSs.

Some categories of products that we sell are principally acquired from a few suppliers and changes in this supply chain could adversely affect our business.

Some categories of products that we sell are principally acquired from a few suppliers. Notably, we procure our beverage and meat products mainly from five suppliers. The products provided by these suppliers represented approximately 10% of our total sales for the nine-month period ended September 30, 2020. If any of these suppliers is not able to supply the products in the quantity and at the frequency that we normally acquire them, and we are not able to replace the supplier on acceptable terms or at all, we may be unable to maintain our usual level of sales in the affected category of product, which may have a material adverse effect on our business and operations and, consequently, on our results of operations.

In addition, some of our principal suppliers are currently involved in Lava Jato investigation and developments in the related investigations or possible convictions of such suppliers may adversely affect their ability to supply products to us and, consequently, our sales levels for such products. For more information, see “—Risks Relating to Brazil— Political instability has adversely affected and may continue to adversely affect our business, results of operations and the trading price of the Sendas common shares and the Sendas ADSs” below.

We may be held responsible for consumer incidents involving adverse reactions after consumption of products sold by us.

Products sold in our stores may cause consumers to suffer adverse reactions. Incidents involving these products may have a material adverse effect on our operations, financial condition, results of operations and reputation. Legal or administrative proceedings related to these incidents may be initiated against us, with allegations, among others, that our products were defective, damaged, adulterated, contaminated, do not contain the properties advertised or do not contain adequate information about possible side effects or interactions with other chemical substances. Any actual or possible health risk associated with these products, including negative publicity related to these risks, may lead to a loss of confidence among our customers regarding the safety, efficacy and quality of the products sold in our stores. Any allegation of this nature made against our brands or products sold in our stores may have a material adverse effect on our operations, financial condition, results of operations and reputation.

We are subject to environmental laws and regulations and any non-compliance may adversely affect our reputation and financial position.

We are subject to a number of federal, state and municipal laws and regulations relating to the preservation and protection of the environment. Among other obligations, these laws and regulations establish environmental licensing requirements and standards for the release of effluents, gaseous emissions, management of solid waste and protected areas. We incur expenses for the disposal and handling of wastes at our stores and distribution centers. Any failure to comply with those laws and regulations may subject us to administrative and criminal sanctions, in addition to the obligation to remediate or indemnify others for the damages caused. We cannot ensure that these laws and regulations will not become stricter. If they do, we may be required to increase, perhaps significantly, our capital expenditures and costs to comply with these environmental laws and regulations. Unforeseen environmental investments may reduce available funds for other investments and could materially and adversely affect us.

Our indebtedness could adversely affect our business.

As of September 30, 2020, we had total pro forma borrowings and financing and debentures of R$7,785 million, of which R$2,105 million was classified as current borrowings and financing and debentures and R$5,680 million was classified as non-current borrowings and financing and debentures. If we are unable to repay or refinance our current or non-current borrowings and financing and debentures as they mature, this would have a material adverse effect on our financial condition. Our combined indebtedness may:

●	make it difficult for us to satisfy our obligations, including making interest payments on our debt obligations;

●	limit our ability to obtain additional financing to operate our business;

●	require us to dedicate a substantial portion of our cash flow to serve our debt, reducing our ability to use our cash flow to fund working capital, capital expenditures and other general corporate requirements;

●	limit our flexibility to plan for, and react to, changes in our business and the industry in which we operate;

●	place us at a competitive disadvantage relative to some of our competitors that have less debt than us;

●	make us more vulnerable to increases in interest rates, resulting in higher interest costs in respect of our floating rate debt; and

●	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates, lower cattle and hog prices or a downturn in our business or the economy.

In addition, any business that we acquire by borrowing additional funds may increase our leverage and make it more difficult for us to satisfy our obligations, limit our ability to obtain additional financing to operate our business, require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing our ability to use our cash flow to fund working capital, capital expenditures and other general corporate requirements, and place us at a competitive disadvantage relative to some of our competitors that have less debt than us.

Certain of our debt instruments contain covenants that could limit our ability to operate our business and have other adverse consequences.

Certain of our debt instruments contain financial covenants that require us to maintain specified financial ratios, measured on a quarterly basis. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Long-Term Indebtedness” for more information. Complying with these financial covenants may require that we take action to reduce debt or to act in a manner contrary to our business objectives. Events beyond our control, including changes in general business and economic conditions, may affect our ability to meet these financial ratios. We may not meet these ratios, and our creditors may not waive any failure to meet them. In addition, the instruments governing our first issue of debentures contain restrictive covenants that limit our ability to distribute dividends in excess of the legally required minimum dividend.

Our failure to comply with any of these covenants could result in an event of default under the relevant credit facility, and any such event of default or resulting acceleration under such credit facilities could result in an event of default under other debt agreements. Our assets or cash flow may not be sufficient to fully repay borrowings under our outstanding debt agreements if accelerated upon an event of default, and there is no guarantee that we would be able to repay, refinance or restructure the payments on those debt agreements.

Risks Relating to Brazil

The outbreak of communicable diseases around the world, including COVID-19, may lead to higher volatility in the global capital markets and recessionary pressure on the Brazilian economy. Any outbreak in Brazil could directly affect our operations, each of which may materially and adversely affect our business, financial condition and results of operations.

The outbreak of communicable diseases on a global scale may affect investment sentiment and result in higher volatility in global capital markets and may have a recessionary effect on the Brazilian economy. Since December 2019, a novel strain of coronavirus that causes the disease known as COVID-19 has spread in China and other countries. In 2020, the COVID-19 outbreak has compelled governments around the world, including in Brazil, to adopt temporary measures to contain the spread of COVID-19, such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and ordinary course of business operations across a growing list of sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected and will continue to adversely affect business confidence and consumer sentiment, and they have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide.

In Brazil, reflecting the scale of investor’s risk aversion, the stock market triggered several automatic suspensions, known as circuit breaker, and the benchmark index of about 70 stocks traded on the B3, or the Ibovespa index, fell 36.9% from January 1, 2020 to March 31, 2020, following the trend of international stock markets. From January 1, 2020 to October 31, 2020, the Ibovespa index decreased 18.8%.

The spread of COVID-19, especially if the measures to curb the spread of the virus lingers, may have broader macroeconomic implications, including reduced levels of economic growth and possibly a global recession, the effects of which could be felt well beyond the time the spread of infection is contained. Many countries are implementing relief plans to reduce the effects of COVID-19 in the local and world economy. Due to the uncertainties related to the length of this novel virus, we cannot estimate the additional impacts that COVID-19 may cause on the price and performance of our securities. Any material change in the Brazilian and international financial markets or the Brazilian economy as a result of these events or any developments may materially and adversely affect our business, financial condition and results of operations.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions may adversely affect us and the trading price of the Sendas common shares and the Sendas ADSs.

The Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes to monetary, credit, tariff, tax and other policies and regulations. The Brazilian government’s actions to control inflation have often involved, among other measures, increases and decreases in interest rates, changes in tax and social security policies, price controls, currency exchange and remittance controls, devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the trading price of the Sendas common shares and the Sendas ADSs may be adversely affected by changes in Brazilian policy or regulations at the federal, state or municipal level involving or affecting various factors, such as:

●	economic, political and social instability;

●	increases in the unemployment rate;

●	interest rates and monetary policies (such as restrictive consumption measures that could affect the income of the population and government measures that may affect the levels of investment and employment in Brazil);

●	significant increases in inflation or strong deflation in prices;

●	currency fluctuations;

●	import and export controls;

●	exchange controls and restrictions on remittances abroad (such as those that were imposed in 1989 and early 1990s);

●	modifications to laws and regulations according to political, social and economic interests;

●	efforts to reform labor, tax and social security policies and regulation (including the increase of taxes, both generally and on dividends);

●	energy and water shortages and rationing;

●	liquidity of domestic capital and lending markets;

●	public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic; and

●	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian companies. These uncertainties and other future developments in the Brazilian economy may adversely affect our business activities, and consequently our results of operations, and may also adversely affect the trading price of the Sendas common shares and the Sendas ADSs.

Such factors are compounded as Brazil emerges from a prolonged recession after a period of a slow recovery, with only meager gross domestic product, or GDP, growth in 2019, 2018 and 2017. Brazil’s GDP growth rates were 1.1% in 2019, 1.1% in 2018 and 1.0% in 2017. Our results of operations and financial condition have been, and will continue to be, affected by the weakness of Brazil’s GDP. Developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the demand for our products and services, which may adversely affect the trading price of the Sendas common shares and the Sendas ADSs.

Political instability has adversely affected and may continue to adversely affect our business, results of operations and the trading price of the Sendas common shares and the Sendas ADSs.

The Brazilian economy has been and continues to be affected by political events in Brazil, which have also affected the confidence of investors and the public in general, adversely affecting the performance of the Brazilian economy and increasing the volatility of securities issued by Brazilian companies.

Brazilian markets have experienced heightened volatility due to uncertainties from ongoing investigations into money laundering and corruption conducted by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor, including the Lava Jato investigation. These investigations adversely affected the Brazilian economy and political scenario. The effects of the Lava Jato investigation and other investigations of corruption had and continue to have an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy, political environment and capital markets. We have no control over and cannot predict whether the ongoing investigations or allegations will result in further political and economic instability, or if new allegations against government officials and/or companies will arise in the future.

In addition, any difficulty by the Brazilian government in obtaining a majority in the national congress could result in congressional deadlock, political unrest and demonstrations or strikes, which could adversely affect us. Uncertainties relating to the implementation by the government of changes related to monetary, fiscal and social security policies, as well as to related laws may contribute to economic instability. These uncertainties and additional measures may heighten the volatility of the Brazilian securities market, including in relation to the Sendas common shares and the Sendas ADSs.

Brazilian government efforts to combat inflation may hinder the growth of the Brazilian economy and could harm us and the trading price of the Sendas common shares and the Sendas ADSs.

Historically, Brazil has experienced high inflation rates. Inflation and certain actions taken by the Brazilian government to curb it, including the increase of the SELIC rate established by the Central Bank, together with the speculation about governmental measures to be adopted, have materially and adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, heightening volatility in the Brazilian capital markets and adversely affecting us. Brazil’s annual inflation, as measured by the general price index (Índice Geral de Preços – Mercado), was 7.31% in 2019, 7.54% in 2018, 0.53% in 2017 and 7.19% in 2016. Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) recorded inflation of 2.95%, 3.75% and 4.31% in 2017, 2018 and 2019, respectively, according to IBGE.

Tight monetary policies with high interest rates have restricted and may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our business and increase the payments on our indebtedness. In addition, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure.

Recently, the Brazilian Monetary Policy Committee (Comitê de Política Monetária) decreased official interest rates, which have reached historical record lows. We cannot assure that interest rates will remain at current low levels in the future. Any future measures adopted by the Brazilian government, including further reduction in interest rates, intervention in the exchange market and the implementation of mechanisms to adjust or determine the value of the Brazilian real may trigger inflation, adversely affecting the overall performance of the Brazilian economy.

Furthermore, interest rate decreases may affect our ability to maintain interest margins we charge on installment sales, which could have a negative effect on net operating revenue. Brazilian government measures to combat inflation that result in an increase in interest rates may have an adverse effect on us, as our indebtedness is indexed to the interbank deposit certificate (Certificados de Depósito Interbancário), or CDI, rate. Inflationary pressures may also hinder our ability to access foreign financial markets or lead to government policies to combat inflation that could harm us or adversely affect the trading price of the Sendas common shares and the Sendas ADSs.

Any further downgrading of Brazil’s credit rating may adversely affect the trading price of the Sendas common shares and the Sendas ADSs.

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness and the prospect of change in these factors.

Standard & Poor’s initially downgraded Brazil’s sovereign debt credit rating from BBB-minus to BB-plus in September 2015 and subsequently downgraded it to BB in February 2016, maintaining its negative outlook, citing Brazil’s fiscal difficulties and economic contraction as signs of a worsening credit situation. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-minus. In February 2019, Standard & Poor’s affirmed Brazil’s sovereign credit rating at BB-minus with a stable outlook. In December 2019, Standard & Poor’s affirmed Brazil’s sovereign credit rating at BB-minus with a positive outlook, further maintaining the sovereign credit rating at BB-minus, but revising the outlook on this rating from positive to stable in April 2020.

Moody’s placed Brazil’s Baa3 sovereign debt credit rating under review in December 2015 and downgraded it to Ba2 with a negative outlook in February 2016, citing the prospect for further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. In April 2018, Moody’s maintained Brazil’s sovereign debt credit rating at Ba2, but changed its prospect from negative to stable, maintaining it in September 2018, citing the expected new government spending cuts. In May 2019, Moody’s affirmed Brazil’s sovereign credit rating at Ba2 and changed the outlook to stable, which rating and outlook were further reaffirmed by Moody’s in May 2020.

Fitch initially downgraded Brazil’s sovereign credit rating to BB-plus with a negative outlook in December 2015, citing the country’s rapidly expanding budget deficit and worse-than-expected recession and subsequently downgraded it to BB with a negative outlook in May 2016. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-minus, citing, among other reasons, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. In November 2019, Fitch maintained Brazil’s sovereign credit rating at BB-minus, citing the risk of tax and economic reforms and political instability. In May 2020, Fitch reaffirmed Brazil’s sovereign credit rating at BB-minus and revised the outlook on this rating to negative as a result of the impact of the COVID-19 pandemic.

Any further downgrade of Brazil’s credit rating could heighten investors’ perception of risk and, as a result, increase the cost of debt issuances and adversely affect the trading price of our securities.

Exchange rate volatility may adversely affect the Brazilian economy and us.

The real has historically experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2017, the real depreciated against the U.S. dollar, reaching R$3.308 per US$1.00 as of December 31, 2017. In 2018, the real further depreciated against the U.S. dollar in comparison to 2017, reaching R$3.875 per US$1.00 as of December 31, 2018. In 2019, the real further depreciated against the U.S. dollar in comparison to 2019, reaching R$4.0301 per US$1.00 as of December 31, 2019. In May 2020, prompted by the COVID-19 crisis, the Brazilian real depreciated significantly in relation to the U.S. dollar, reaching to R$5.9372 to US$1.00 on May 14, 2020. On January 15, 2021, the real/U.S. dollar exchange rate was R$ 5.2714 per US$1.00. There can be no assurance that the real will not depreciate further against the U.S. dollar. Depreciation of the real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which negatively affects the growth of the Brazilian economy as a whole, curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation of the real against the U.S. dollar has also, including in the context of an economic slowdown, led to decreased consumer spending, deflationary pressures and reduced growth of the economy as a whole. Depreciation would also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the trading price of the Sendas common shares and the Sendas ADSs. As a result, we may be materially and adversely affected by real/U.S. dollar exchange rate variations.

Developments and the perception of risk in other countries may adversely affect the price of securities of Brazilian issuers, including the Sendas common shares and the Sendas ADSs.

The market value of securities of Brazilian issuers is affected to varying degrees by economic and market conditions in other countries, including developed countries such as the United States and certain European and emerging market countries. Investors’ reactions to developments in these countries may adversely affect the market value of securities of Brazilian issuers, including the Sendas common shares and the Sendas ADSs. Trading prices on B3, for example, have been historically affected by fluctuation in interest rates applicable in the United States and variation in the main U.S. stock indices. Any increase in interest rates in other countries, especially the United States, may decrease global liquidity and the interest of investors in the Brazilian capital markets, adversely affecting the ADSs and our common shares. Moreover, crises or significant developments in other countries and capital markets may diminish investors’ interest in securities of Brazilian issuers, including the Sendas common shares and the Sendas ADSs, and their trading price, limiting or preventing our access to capital markets and to funds to finance our future operations at acceptable terms.

Risks Relating to the Sendas Common Shares and the Sendas ADSs

The volatility and illiquidity of the Brazilian securities markets and of the Sendas common shares may substantially limit your ability to sell the Sendas common shares underlying the Sendas ADSs at the price and time you desire.

Investing in securities that are traded in emerging markets, including in Brazil, often involves greater risk and are generally considered to be more speculative in nature than investing in securities traded in the securities markets of more developed countries. These investments are subject to certain economic and political risks, including: (1) changes in the regulatory, tax, economic and political environment that may affect the ability of investors to obtain a total or partial return on their investments; and (2) restrictions on foreign investment and return of capital invested.

The Brazilian securities market is substantially smaller, less liquid, more volatile and more concentrated than major international securities markets, including the securities market of the United States. B3 had a market capitalization of R$4.9 trillion as of December 31, 2019. The ten most traded stocks by volume on B3 during 2019 accounted for approximately 51.6% of total trading on B3 during that period. Conversely, the NYSE had a market capitalization of approximately US$41.0 trillion as of December 31, 2019. Furthermore, the regulations of B3 may differ from what foreign investors are accustomed to seeing in other international exchanges. The characteristics of the Brazilian securities market may substantially limit the ability of holders of the Sendas common shares underlying the Sendas ADSs to sell them at the time and price they desire and, consequently, may adversely affect the market price of the Sendas common shares and the Sendas ADSs. If a liquid and active trading market is not developed or maintained, the trading price of the Sendas common shares and the Sendas ADSs may be negatively affected.

We cannot assure you that an active trading market will develop or be sustained for the Sendas common shares or the Sendas ADSs or that we will be able to maintain our listing on the B3 or the NYSE. The trading volume of the Sendas common shares and the Sendas ADSs may be volatile, and holders of the Sendas common shares and the Sendas ADSs may not be able to sell their respective securities following the Spin-Off.

Currently, no public market exists for the Sendas common shares or the Sendas ADSs. We have applied to list the Sendas common shares on the Novo Mercado listing segment of the B3, and we intend to apply to list the Sendas ADSs on the NYSE. The listing of the Sendas common shares and the Sendas ADSs on the B3 and the NYSE, respectively, does not guarantee that a market for the Sendas common shares or the Sendas ADSs will develop or be sustained or that we will be able to maintain our listing on the B3 or the NYSE. No assurance can be provided as to the demand for or trading price of the Sendas common shares or the Sendas ADSs following the completion of the Spin-Off.

The trading price of and demand for the Sendas common shares and the Sendas ADSs following completion of the Spin-Off and the development and continued existence of a market and favorable price for the Sendas common shares and the Sendas ADSs will depend on a number of conditions, including:

●	the risk factors described in this registration statement;

●	general economic conditions internationally and in Brazil, including changes in interest and exchange rates;

●	actual or anticipated fluctuations in our quarterly and annual results and those of our competitors;

●	our businesses, operations, results and prospects;

●	future mergers and strategic alliances;

●	market conditions in the Brazilian cash and carry industry;

●	changes in government regulation, taxes, legal proceedings or other developments;

●	shortfalls in our operating results from levels forecasted by securities analysts;

●	investor sentiment toward the stock of companies in our industry in general;

●	announcements concerning us or our competitors;

●	maintenance of acceptable credit ratings or credit quality; and

●	the general state of the securities markets.

Any of these factors may impair the development or sustainability of a liquid market for the Sendas common shares or the Sendas ADSs and the ability of investors to sell the Sendas common shares or the Sendas ADSs at an attractive price. These factors also could cause the market price and demand for the Sendas common shares and the Sendas ADSs to fluctuate substantially, which may negatively affect the price and liquidity of the Sendas common shares and the Sendas ADSs. Many of these factors and conditions are beyond our or our shareholders’ control.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our businesses, the price and trading volume of Sendas common shares and Sendas ADSs could decline.

The trading market for the Sendas common shares and the Sendas ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our businesses. While securities and industry analysts currently cover CBD, securities and industry analysts do not currently cover us, and may never publish research on us. If no securities or industry analysts commence coverage of us, the trading price for the Sendas common shares and the Sendas ADSs would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our businesses, the price of the Sendas common shares and the Sendas ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the Sendas common shares and the Sendas ADSs could decrease, which might cause the price and trading volume of the Sendas common shares and the Sendas ADSs to decline.

Future sales, or the perception of future sales, of substantial amounts of the Sendas common shares on the B3 or the Sendas ADSs on the NYSE, or the anticipation of these sales, could adversely affect the market price of the Sendas common shares and the Sendas ADSs prevailing from time to time or their liquidity and could impair our ability to raise capital through the sale of equity securities.

The market price of the Sendas common shares and the Sendas ADSs could decline significantly as a result of sales (or anticipated sales), including by the Casino Group, of a large number of shares of the Sendas common shares on the B3 or the Sendas ADSs on the NYSE. The perception that these sales might occur could depress the market price of the Sendas common shares or the Sendas ADSs prevailing from time to time or adversely affect their liquidity. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. For more information about our principal shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” As a result of, and immediately following, the Spin-Off, the shareholders of CBD will become shareholders of Sendas.

If you exchange the Sendas ADSs for Sendas common shares, as a result of Brazilian regulations you may risk losing the ability to remit foreign currency abroad.

Holders of Sendas ADSs will benefit from the electronic certificate of foreign capital registration obtained by the Sendas ADS Custodian in Brazil for the Sendas common shares underlying the Sendas ADSs, which will permit the Sendas ADS Custodian to convert dividends and other distributions with respect to the Sendas common shares into U.S. dollars and remit the proceeds abroad. If you surrender your Sendas ADSs and withdraw Sendas common shares, you will be entitled to continue to rely on the Sendas ADS Custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the Sendas common shares, you will not be able to remit abroad non-Brazilian currency unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell common shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration. If you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, the Sendas common shares.

If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our common shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes. See “Item 10. Additional Information—D. Exchange Controls.”

Holders of Sendas ADSs are not entitled to attend shareholders’ meetings and may only vote through the Sendas Depositary.

Under Brazilian law, only shareholders registered as such in Sendas’s corporate books may attend Sendas’s shareholders’ meetings. All Sendas common shares underlying the Sendas ADSs are registered in the name of the Sendas Depositary. Consequently, a holder of Sendas ADSs is not entitled to attend Sendas’ shareholders’ meetings. Holders of Sendas ADSs may exercise the voting rights with respect to Sendas common shares only in accordance with the deposit agreement relating to the Sendas ADSs. There are practical limitations upon the ability of holders of Sendas ADSs to exercise their voting rights due to the additional steps involved in communicating with holders of Sendas ADSs. For example, Sendas is required to publish a notice of Sendas’s shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of Sendas common shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of Sendas ADSs will receive notice of a shareholders’ meeting by mail from the Sendas Depositary following Sendas’s notification to the Sendas Depositary of the shareholders’ meeting and Sendas’s request that the Sendas Depositary inform holders of Sendas ADSs of the shareholders’ meeting. To exercise their voting rights, holders of Sendas ADSs must instruct the Sendas Depositary on a timely basis. This voting process will take longer for holders of Sendas ADSs than for holders of Sendas common shares. If the Sendas Depositary fails to receive timely voting instructions for all or part of the Sendas ADSs, the Sendas Depositary will assume that the holders of those Sendas ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their Sendas ADSs, except in limited circumstances.

We cannot assure you that holders of Sendas ADSs will receive the voting materials in time to ensure that such holders can instruct the Sendas Depositary to vote the Sendas common shares underlying their Sendas ADSs. In addition, the Sendas Depositary and its agents are not responsible for failing to carry out voting instructions of the holders of Sendas ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of Sendas ADSs may not be able to exercise voting rights, and they will have no recourse if the Sendas common shares underlying their Sendas ADSs are not voted as requested.

Holders of Sendas ADSs may not be entitled to a jury trial with respect to claims arising under the Sendas Deposit Agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The Sendas Deposit Agreement provides that, to the fullest extent permitted by law, holders of Sendas ADSs irrevocably waive, to the fullest extent permitted by applicable law, the right to a jury trial with respect to any claim that they may have against us or the Sendas Depositary arising out of or relating to the Sendas common shares, the Sendas ADSs or the Sendas Deposit Agreement, including any claim under the U.S. federal securities laws.

If we or the Sendas Depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the Sendas Deposit Agreement, by a federal or state court in the City of New York, which has exclusive jurisdiction over matters arising under the Sendas Deposit Agreement with respect to any legal suit, action or proceeding brought by the holders of Sendas ADSs against or involving us or the Sendas Depositary. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Sendas Deposit Agreement and the Sendas ADSs. It is advisable that you consult your legal counsel regarding the jury waiver provision before entering into the Sendas Deposit Agreement.

If you or any other holders or beneficial owners of Sendas ADSs bring a claim against us or the Sendas Depositary in connection with matters arising under the Sendas Deposit Agreement or the Sendas ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the Sendas Depositary. If a lawsuit is brought against us or the Sendas Depositary under the Sendas Deposit Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Sendas Deposit Agreement with a jury trial. No condition, stipulation or provision of the Sendas Deposit Agreement or the Sendas ADSs serves as a waiver by any holder or beneficial owner of Sendas ADSs or by us or the Sendas Depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You might be unable to exercise preemptive rights with respect to the Sendas common shares underlying the Sendas ADSs, as a result of which your investment may be diluted.

You will not be able to exercise the preemptive rights relating to the Sendas common shares underlying the Sendas ADSs unless a registration statement under the United States Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the securities to be issued upon the exercise of those rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement or to take any action to make preemptive rights available to holders of Sendas ADSs. Unless we file a registration statement or an exemption from registration applies, you may receive only the net proceeds from the sale of your preemptive rights by the Sendas Depositary or, if the preemptive rights cannot be sold, they will lapse and you will not receive any value for them. In addition, we may issue a substantial number of common shares as consideration for future acquisitions or for any other fundraising needs, and we may choose not to extend preemptive rights to holders of Sendas ADSs.

To the extent that you are not able (or choose not) to exercise pre-emptive rights granted in connection with an issue of Sendas common shares, your proportional shareholding in our company would be diluted.

Holders of Sendas common shares and Sendas ADSs may not receive any dividends.

According to our bylaws, we must pay our shareholders at least 25% of our annual net income as dividends, as determined and adjusted under the Brazilian Corporate Law. This adjusted income may be used to absorb losses or otherwise be appropriated as permitted by the Brazilian Corporate Law and may not be available to be paid as dividends. We may not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in view of our financial condition. For further information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends” and “—Interest on Shareholders’ Equity.”

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose, and you may receive less information about us than you might otherwise receive from a comparable U.S. company.

We are a “foreign private issuer” under U.S. securities laws. Accordingly, the corporate disclosure requirements applicable to us may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about us than you might otherwise receive in connection with a comparable U.S. company. We are subject to the periodic reporting requirements of the Exchange Act that apply to foreign private issuers. The periodic disclosure required of foreign private issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. For example, we are required only to file an annual report on Form 20-F, but we are not required to file any quarterly reports. A U.S. registrant must file an annual report on Form 10-K and three quarterly reports on Form 10-Q. In addition, we are required to file current reports on Form 6-K, but the information that we must disclose in those reports is governed primarily by Brazilian law disclosure requirements and may differ from Form 8-K’s current reporting requirements imposed on a U.S. issuer. Finally, we are not subject to the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are not subject to the short swing insider trading reporting and recovery requirements under Section 16 of the Exchange Act.

Our status as a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE limiting the protections afforded to investors.

As a foreign private issuer, we will be entitled to rely on exceptions from certain corporate governance requirements of the NYSE. Under the NYSE listing rules, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that: (1) a majority of the board of directors consist of independent directors; (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities; (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities; and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Therefore, holders of Sendas ADSs do not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

For example, as a foreign private issuer, we will rely on an exemption under Rule 10A-3(c)(3) of the Exchange Act with respect to our audit committee. For a further discussion of our statutory audit committee and the audit committee exemption, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Audit Committee.”

Holders of Sendas common shares and Sendas ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

Sendas is incorporated as a corporation under the laws of Brazil, and substantially all of our assets are located in Brazil. In addition, all of our directors and executive officers reside outside the United States and all or a significant portion of the assets of such persons may be located outside the United States. As a result, it may not be possible for holders of Sendas common shares or Sendas ADSs to effect service of process within the United States or other jurisdictions outside Brazil upon such persons, or to enforce against such persons judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or the laws of such other jurisdictions. Further, it is unclear if original actions against us, our directors or our officers predicated on civil liabilities based solely upon U.S. federal securities laws may be brought in courts outside the United States, including Brazil. In addition, payment must be made in reais in proceedings brought before the Brazilian courts seeking to enforce obligations against us and any judgment rendered in Brazilian courts in respect of any payment obligations would be payable in reais.

Holders of Sendas common shares are required to resolve disputes with us, our senior management and holders of Sendas common shares only through arbitration in Brazil.

In accordance with our bylaws, all disputes or claims based on our bylaws, the Brazilian Corporate Law or other relevant laws or administrative rules, and concerning matters between holders of Sendas common shares, us, or our directors or officers, must be submitted for arbitration at the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) of the B3. The governing law for any such disputes or claims is Brazilian law. Accordingly, shareholders would be required to initiate such arbitration proceedings in Brazil, which could have the effect of discouraging shareholders located outside Brazil from bringing such claims. In addition, arbitration proceedings in Brazil are known to be costlier than other dispute resolution methods, such as court proceedings.

The protections afforded to minority shareholders in Brazil are different, and may be more difficult to enforce, than those in the United States and some European countries.

The protections afforded to minority shareholders in Brazil are different from those in the United States and some European countries. In particular, jurisprudence with respect to shareholder disputes is less developed in Brazil than in the United States and some European countries and there are different procedural requirements for bringing shareholder lawsuits, including shareholder derivative suits. There is also a substantially less active plaintiffs’ bar for the enforcement of shareholders’ rights in Brazil than there is in the United States. As a result, it may be more difficult in practice for our minority shareholders to enforce their rights against us, our directors or executive officers than it would be for shareholders of a U.S. or European company.

Acquisition, ownership and disposal of Sendas common shares or Sendas ADSs could result in substantial U.S. tax liability for you.

You may be subject to U.S. federal income taxation in connection with the acquisition, ownership and disposal of Sendas common shares or Sendas ADSs. For more information, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences.”

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Sendas common shares and the Sendas ADSs.

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which the corporation satisfies either of the following requirements:

●	at least 75% of its gross income is “passive income”; or

●	at least 50% of the average gross fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. There can be no assurance that we will not be considered to be a PFIC for any particular year. If we were considered to be a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences”) owned our common shares or ADSs, such U.S. Holder could be subject to significant adverse tax consequences. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to their investment in our common shares or ADSs. For more information, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences—Passive Foreign Investment Company.”

Acquisition, ownership and disposal of Sendas common shares or Sendas ADSs could result in substantial Brazilian tax liability for you.

You may be required to pay Brazilian capital gains or other taxes in connection with the acquisition, ownership and disposal of Sendas common shares or Sendas ADSs. For more information, see “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Consequences.”

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

General Corporate Information

Sendas Distribuidora S.A. is a corporation (sociedade anônima) organized under the laws of Brazil and registered with the Brazilian corporate taxpayers’ registry (CNPJ/ME) under registration number 06.057.223/0001-71. Sendas was formed on December 18, 2003 for an indefinite duration.

Sendas is domiciled in Rio de Janeiro, Brazil, and our headquarters are currently located in Rio de Janeiro, Brazil at the following address: Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, 22775-005, Rio de Janeiro, RJ, Brazil. Our telephone number is +55 11 3411 5042.

History

We were founded in 1974, with the opening of the first Assaí Atacadista store, a wholesaler with a focus on supplying small businesses. In 2007, we were partially acquired by CBD, which is controlled by the Casino Group, a French conglomerate and world leader in food retail. In 2011, we became a wholly-owned subsidiary of CBD. Prior to CBD’s acquisition of us in 2007, we operated exclusively in the state of São Paulo. Following CBD’s acquisition, we began to expand geographically within Brazil. By the end of 2008, we expanded our operations to 28 stores in the states of São Paulo, Rio de Janeiro and Ceará, and by the end of 2011, we operated 59 stores in the states of São Paulo, Rio de Janeiro, Ceará, Tocantins, Pernambuco, Goiás and Federal District.

In 2011, we began to invest in a new store format, with a larger assortment of goods, self-checkout and improved ambiance including covered parking, in-store Wi-Fi, air conditioning and natural lighting. By 2017, we became Casino’s largest brand worldwide (in terms of gross revenue), and in 2018 and 2019 we were named one of Brazil’s Top 25 Brands by Interbrand.

In 2016, CBD underwent a corporate reorganization as a result of which CBD transferred all of its cash and carry stores to us, and we transferred our retail stores to CBD. Following this corporate reorganization, CBD’s cash and carry operations were concentrated in our company.

In 2017, we launched Cartão Passaí, a branded credit card associated with the Assaí banner and began to offer financial services in our stores.

In 2020, we launched Maquininha Passaí, a point of sale, or POS, machine with a focus on face-to-face service (sale and after-sale) combined with a loyalty program with a 10% cashback on purchases to use in our stores. Our POS machines accept the Central Bank’s new PIX instant payment system. In 2020, we also entered into partnerships with digital services providers to bring innovation to the cash and carry market, including payments via QR code and cashback offers. We constantly seek to develop new financial services and products that respond to the needs of our growing and evolving customer base.

Éxito Acquisition

In 2019, the Casino Group underwent a reorganization to simplify its corporate structure in Latin America. In connection with this reorganization, on November 27, 2019, we acquired 96.57% of the shares of Éxito, a food retailer operating in Colombia, Uruguay and Argentina, through the settlement of a cash tender offer for any and all of the outstanding shares of Éxito conducted through the Colombian Securities Exchange. We refer to this acquisition as the “Éxito Acquisition.” At the time of the Éxito Acquisition, Éxito was a publicly-held company located in Colombia, with Casino as its controlling shareholder. Casino tendered all of its shares of Éxito (representing a 55.3% equity interest in Éxito) to us in the public tender offer. The total purchase price for the shares of Éxito in the tender offer was 7,780.6 billion Colombian pesos, equivalent to approximately R$9.5 billion at the time of the acquisition.

As a result of the Éxito Acquisition, we began to carry out retail operations in Colombia, Uruguay and Argentina, through the following banners: (1) Viva Malls, Éxito, Carulla, Surtimayorista, Surtimax and Super Inter in Colombia, (2) Devoto, Disco and Géant in Uruguay, and (3) Libertad, Mini Libertad and Paseo Libertad Malls in Argentina.

On December 31, 2020, CBD completed the Corporate Reorganization pursuant to which Sendas transferred all of its equity interest in Éxito to CBD. As a result of the Corporate Reorganization, our primary focus is our cash and carry business. For more information, see “—The Spin-Off—Corporate Reorganization.”

The Spin-Off

Background

CBD is the largest traditional retailer in the food segment in Brazil. It operates retail stores under a variety of banners and historically has operated in two business segments: the food retail segment and the cash and carry segment. Currently, Sendas operates CBD’s cash and carry business in Brazil under the Assaí banner On December 31, 2020, as described below, CBD completed a corporate reorganization pursuant to which Sendas transferred all of its equity interest in Éxito, which included Éxito’s food retail businesses in Colombia, Uruguay and Argentina, to CBD. As a result of this internal corporate reorganization, our primary focus is our cash and carry business. The Separation of Sendas from CBD and the distribution of the Sendas common shares described in this registration statement are intended to provide CBD shareholders with equity investments in two separate, independent publicly-traded companies that will be able to focus on each of their respective businesses. CBD and Sendas expect that the Spin-Off will result in enhanced long-term performance of each business for the reasons discussed in “—Reasons for the Spin-Off” below.

Corporate Reorganization

On December 31, 2020, CBD completed the Corporate Reorganization, consisting of the internal corporate transactions described below:

●	Sendas engaged in the Exchange Transaction with CBD in which certain assets of CBD were transferred to Sendas in exchange for an equivalent value of the shares of Éxito held by Sendas (corresponding to 8.77% of the total outstanding shares of Éxito). The assets of CBD transferred to Sendas consisted of:

➢	50% of the shares of Bellamar, a holding company that holds an investment in 35.76% of the shares of FIC, in the amount of R$769 million; and

➢	the Real Estate Assets, consisting of five parcels of real estate, in the aggregate amount of R$146 million, which may be developed as sites for new stores in the future.

●	Following and contemporaneously with the Exchange Transaction, Sendas distributed to CBD the remaining shares of Éxito held by Sendas (corresponding to 87.80% of the total outstanding shares of Éxito).

●	Sendas distributed certain assets to CBD in the net amount of R$20 million.

●	CBD conducted the following capital contributions:

➢	CBD transferred to Sendas the net assets of stores that may be developed by Sendas in the future, with a residual value of R$45 million;

➢	CBD contributed intercompany receivables to Sendas for an amount of R$140 million; and

➢	CBD contributed R$500 million in cash to Sendas

In addition, on December 14, 2020, we entered into a Separation Agreement with CBD, which provides a framework for our relationship with CBD following the Separation and the Spin-Off. For more information about the Separation Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Spin-Off.” Pursuant to the Separation Agreement, Sendas will recognize certain assets and liabilities related to contingencies and their related judicial deposits for which the parties have agreed to be responsible following the Separation, in a net amount of R$114 million.

Set forth below are simplified structure charts showing CBD and its relevant subsidiaries, including Sendas and Éxito, and equity interests: (1) immediately prior to the Corporate Reorganization; and (2) immediately following the Corporate Reorganization.

Pre-Corporate Reorganization

Post-Corporate Reorganization

Upon receiving the necessary regulatory and stock exchange approvals, CBD expects to complete the Spin-Off, pursuant to which substantially all of the issued and outstanding Sendas common shares will be distributed to holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration.

Set forth below is a structure chart showing CBD and Sendas and their relevant subsidiaries immediately following the Spin-Off:

Post Spin-Off

For additional information on the share capital of Sendas following the Spin-Off, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 10. Additional Information—A. Share Capital.”

Reasons for the Spin-Off

We believe that the Spin-Off will provide a number of benefits to our shareholders, including:

●	permit each of the separate companies to increase their strategic focus on their businesses as each company operates in a different market with different opportunities and business models;

●	improve the operational efficiencies of each of the separate companies by eliminating the inefficiencies of the current holding company structure and permit CBD to focus on the quality of products and services, customer convenience and the overall customer experience, while permitting Sendas to focus on supply chain issues, reduction in the number of SKUs and basic service needs;

●	improve the resource allocation by the separate companies and permit each company to achieve more attractive financing terms as investors are better able to understand each stand-alone business; and

●	create value for stakeholders as the intrinsic value of each separate company is recognized by investors based on the attributes and performance of the separate companies.

Neither CBD nor Sendas can assure you that, following the Spin-Off any of the benefits described above or otherwise in this registration statement will be realized to the extent or at the time anticipated or at all. See also “Item 3. Key Information—D. Risk Factors.”

Number of Sendas Common Shares and Sendas You Will Receive

Holders of CBD common shares and CBD ADSs as of the applicable Record Dates will be entitled to receive Sendas common shares and Sendas ADSs, respectively, in connection with the Spin-Off. Each holder of CBD common shares, including the CBD ADS Custodian, will receive one Sendas common share for each CBD common share held as of the Brazilian Record Date, which is the close of trading on the B3 on February 26, 2021. Each holder of CBD ADSs will be entitled to receive one newly-issued Sendas ADS for each CBD ADS held as of the ADS Record Date, which is the close of trading on the NYSE on March 2, 2021.

When and How You Will Receive Sendas Common Shares and Sendas ADSs

The distribution of Sendas common shares is expected to occur on the Brazilian Distribution Date, which is expected to be March 3, 2021. The distribution of Sendas ADSs is expected to occur on the ADS Distribution Date, which is expected to be on or about March 5, 2021.

This registration statement does not constitute a proxy statement. Neither CBD nor Sendas is asking you for a proxy, and you are requested not to send CBD or Sendas a proxy.

If you hold CBD common shares or CBD ADSs as of the applicable Record Dates, you will not be required to take any action, pay any cash, deliver any other consideration, or surrender any existing CBD common shares or CBD ADSs in order to receive Sendas common shares or Sendas ADSs in the Spin-Off, except that if you hold CBD ADSs through DTC, you will be required to pay an issuance fee of US$0.03 per Sendas ADS issued to the Sendas Depositary in order to receive the Sendas ADSs.

If You Hold CBD Common Shares

To receive Sendas common shares in connection with the Spin-Off, you must hold CBD common shares on the Brazilian Record Date.

This section applies to you if you are a non-resident of Brazil who holds CBD common shares directly or indirectly through the facilities of the B3 Central Depositary (Central Depositária da B3) on the Brazilian Record Date. If you are a resident of Brazil, you should refer to the Notice to Shareholders (Aviso aos Acionistas) to be published by CBD prior to the Spin-Off.

Immediately following the Brazilian Record Date, the CBD common shares will trade “ex-distribution” on the B3. This means that if you purchase CBD common shares following the Brazilian Record Date, you will not receive Sendas common shares in connection with the Spin-Off. Similarly, if you hold CBD common shares as of the Brazilian Record Date and you subsequently sell or otherwise dispose of your CBD common shares, up to and including through the Brazilian Distribution Date, you will still receive the Sendas common shares that you would be entitled to receive in respect of your ownership, as of the Brazilian Record Date, of the CBD common shares that you sold.

On the Brazilian Distribution Date your B3 custody account will be credited with the whole number of Sendas common shares you are entitled to receive in the Spin-Off. At that time, you should be able to commence trading the Sendas common shares you are allotted on the B3. The allocation of Sendas book-entry shares to your B3 custody account is expected to settle two business days following the Brazilian Distribution Date.

If you own your CBD common shares in book-entry form beneficially through a broker or other securities intermediary, please contact your broker or other securities intermediary for further information about your account and when you will be able to begin trading your Sendas common shares.

If You Hold CBD ADSs

If you hold CBD ADSs on the ADS Record Date, you will be entitled to receive newly-issued Sendas ADSs in the Spin-Off. Beginning on the day prior to the ADS Record Date and continuing up to and including the ADS Distribution Date, we expect that there will be two markets in CBD ADSs: a “regular-way” market and an “ex-distribution” market. CBD ADSs that trade on the “regular-way” market will trade with the entitlement to receive Sendas ADSs in connection with the Spin-Off. CBD ADSs that trade on the “ex-distribution” market will trade without the entitlement to receive Sendas ADSs in connection with the Spin-Off. Therefore, if you sell CBD ADSs on the “regular-way” market, you will also be selling your right to receive Sendas ADSs in connection with the Spin-Off. If you own CBD ADSs as of the ADS Record Date and sell or otherwise dispose of these shares on the “ex-distribution” market, up to and including through the ADS Distribution Date, you will still receive the Sendas ADSs that you would be entitled to receive in respect of your ownership, as of the ADS Record Date, of the CBD ADSs that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your CBD ADSs prior to or on the ADS Distribution Date.

Holders of CBD ADSs through DTC

Following its receipt of the Sendas common shares, the Sendas Depositary will instruct DTC to credit your custody account with the whole number of Sendas ADSs you are entitled to receive in the Spin-Off and collect from you an issuance fee of US$0.03 per Sendas ADS issued. Once your custody account is credited, you should be able to commence trading the Sendas ADSs on the NYSE. The allocation of Sendas ADSs to your custody account will settle via the DTC system in two business days.

If you hold CBD ADSs in a securities account with a financial institution that is a participant in DTC (a “DTC Participant”), the DTC Participant through which you hold your CBD ADSs will allocate the Sendas ADSs to your broker or other securities intermediary’s account, and your broker or other securities intermediary will credit the number of Sendas ADSs to which you are entitled to your account and charge your account the issuance fee of $0.03 per Sendas ADS issued. Please contact your broker or other securities intermediary for further information about your account and when you will be able to begin trading your Sendas ADSs.

Registered Holders of CBD ADSs

If your CBD ADSs are registered with the CBD Depositary, the Sendas Depositary will distribute a book entry statement to you. You will be unable to transfer your Sendas ADSs until you receive this statement.

Suspension of Issuance and Cancellation of CBD ADSs

The CBD Depositary will suspend the issuance and cancellation of CBD ADSs from February 26, 2021 until March 10, 2021. This means that during this time, you will not be able to convert your CBD ADSs into CBD common shares or vice-versa, surrender your CBD ADSs and receive underlying CBD common shares, or deposit your CBD common shares and receive CBD ADSs. However, the closing of the issuance and cancellation books does not impact trading, and you may continue to trade your CBD ADSs during this period.

Treatment of Fractional Shares and ADSs

The Spin-Off will not result in fractional entitlements of Sendas common shares or Sendas ADSs.

Results of the Spin-Off

After the Spin-Off, Sendas will be a standalone publicly-traded company. Based on 268,351,567 issued shares of CBD as of January 15, 2021 and the application of the distribution ratio, Sendas will have 268,351,567 Sendas common shares outstanding immediately following the Spin-Off. For additional information on the share capital of Sendas following the Spin-Off, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” and “Item 10. Additional Information—A. Share Capital.”

The Spin-Off will not affect the number of outstanding CBD common shares or CBD ADSs or any rights of holders of any outstanding CBD common shares or CBD ADSs.

Listing and Trading of Sendas Common Shares and Sendas ADSs

As of the date of this registration statement, we are a wholly owned subsidiary of CBD. Accordingly, no public market for the Sendas common shares or the Sendas ADSs currently exists. We have applied to list the Sendas common shares on the Novo Mercado listing segment of the B3 under the ticker symbol “ASAI.” We intend to apply to list the Sendas ADSs on the NYSE under the ticker symbol “ASAI.”

We expect that Sendas common shares will commence trading on a standalone basis on the B3 at market open on March 1, 2021.

We expect that Sendas ADSs will commence “regular-way” trading on a standalone basis on the NYSE at market open on March 8, 2021. In addition, we expect that Sendas ADSs will begin trading on a “when-issued” basis on the NYSE from market open on March 1, 2021 and continue up to and including the ADS Distribution Date, which we expect to be on or about March 5, 2021. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Sendas ADSs that will be distributed to holders of CBD ADSs on the ADS Distribution Date. If you own CBD ADSs as of the close of business on the ADS Record Date, you would be entitled to receive Sendas ADSs in connection with the Spin-Off. You may trade this entitlement to receive Sendas ADSs, without trading the CBD ADSs you own, in the “when-issued” market. On the first trading day following the ADS Distribution Date, we expect “when-issued” trading with respect to Sendas ADSs will end and “regular-way” trading in Sendas ADSs will begin.

We intend to use a specialist firm to make a market in the Sendas ADSs on the NYSE to facilitate sufficient liquidity and maintain an orderly market in Sendas ADSs throughout normal NYSE trading hours.

In addition, the trading price of the CBD common shares and the CBD ADSs immediately following the Spin-Off could be lower than immediately prior to the Spin-Off because the trading price will no longer reflect the value of Sendas and its subsidiaries. We cannot provide you with any assurance regarding the price at which the CBD common shares and CBD ADSs will trade following the Spin-Off. See “Item 3. Key Information—D. Risk Factors— Risks Relating to the Spin-Off—Sendas and CBD’s equity values after the Spin-Off may not accurately reflect the value of the underlying entities, and equity values may fluctuate significantly” for more detail.

The Sendas ADSs distributed to CBD ADS holders will be freely transferable, except for Sendas ADSs received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for U.S. federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their Sendas ADSs only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Conditions to the Spin-Off

We expect that the Spin-Off will be completed on or about March 5, 2021, provided that the following conditions shall have been satisfied:

●	the SEC declaring effective, under the Exchange Act, this registration statement, with no stop order in effect or pending before or threatened by the SEC with respect to this registration statement;

●	the B3 approving the listing of the Sendas common shares;

●	the NYSE approving the listing of the Sendas ADSs; and

●	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal or administrative restraint or prohibition preventing consummation of the Separation or the Spin-Off being in effect, and no other event outside the control of CBD having occurred or failed to occur that prevents the consummation of the Separation or the Spin-Off.

CBD and Sendas cannot assure you that any or all of the conditions to the Spin-Off will be met. However, if all such conditions have been satisfied in a timely manner, CBD will not have the right to subsequently terminate the planned distribution without the approval of its shareholders.

Certain Legal and Regulatory Matters

Except as otherwise disclosed in this registration statement, we are not aware of any material Brazilian federal or state, or foreign, regulatory requirements with which we must comply in connection with the Spin-Off. Should any such approval or other action be required, we currently contemplate that such approval or other action will be sought. We are unable to predict whether such approval or other action, or steps required to seek such approval or take such other action, may require us to delay the Spin-Off pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to CBD’s or our business or the Spin-Off.

Tax Consequences of the Spin-Off

See “Item 10. Additional Information—E. Taxation” for more information regarding the material tax consequences of the Spin-Off.

Reason for this Registration Statement

We are furnishing this registration statement solely to provide information to holders of CBD common shares and CBD ADSs who will receive Sendas common shares or Sendas ADSs in the Spin-Off. You should not construe this registration statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of CBD. We believe that the information contained in this registration statement is accurate as of the date set forth on the cover. Changes to the information contained in this registration statement may occur after that date, and neither we nor CBD undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

This registration statement does not constitute a proxy statement. Neither CBD nor Sendas is asking you for a proxy, and you are requested not to send CBD or Sendas a proxy.

Additional Information

Before the Spin-Off, if you have any questions relating to the business performance of CBD or Sendas or the Spin-Off, you may contact the investor relations departments of CBD or Sendas at:

Sendas Distribuidora S.A.

Investor Relations Department

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

Telephone: +55 11 3411 5042

Email: ri.assai@assai.com.br

Companhia Brasileira de Distribuição

Investor Relations Department

Avenida Brigadeiro Luiz Antonio, No. 3142
01402-901 São Paulo, SP, Brazil

Telephone: +55 11 3886-0421

Email: gpa.ri@gpabr.com

After the Spin-Off, if you have any questions relating to Sendas’s business performance, you may contact the investor relations department of Sendas at:

Sendas Distribuidora S.A.

Investor Relations Department

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

Telephone: +55 11 3411 5042

Email: ri.assai@assai.com.br

If you hold CBD ADSs and have any questions with respect to the mechanics of the Spin-Off as they relate to your CBD ADSs, you may contact the CBD Depositary’s transfer agent, EQ, at:

JPMC Call Center at EQ

Telephone: +1 800 990 1135 (from inside the U.S.) / +1 651 453 2128 (from outside the U.S.)

Recent Developments

Reverse Stock Split

On September 30, 2020, our capital stock was represented by 3,269,992,034 common shares. On November 10, 2020, CBD as our sole shareholder voted to approve a reverse stock split of Sendas common shares at a ratio of approximately 12-to-1. As a result of this reverse stock split, our capital stock is currently represented by 268,351,567 common shares.

Meeting of Debenture Holders

At a meeting held on November 19, 2020, holders of our first issuance of non-convertible debentures agreed to, among other resolutions:

●	amend the instrument governing the debentures to provide that the Spin-Off will not constitute an event of default thereunder;

●	release CBD as guarantor of the debentures upon the conclusion of the Spin-Off;

●	amend the interest rates charged for each series of debentures, as described in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Debentures;” and

●	amend certain financial covenants under each series of debentures, effective upon the conclusion of the Spin-Off, as described in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Long-Term Indebtedness.”

For more information about our non-convertible debentures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Debentures.”

Meeting of Promissory Note Holders

At a meeting held on November 19, 2020, holders of our commercial promissory notes agreed to, among other resolutions:

●	amend each promissory note to provide that the Spin-Off will not constitute an event of default thereunder and approve a waiver fee to be paid to the promissory note holders in connection with such amendment, in the amount of 0.73% per annum of the outstanding amount under the promissory notes, payable semi-annually;

●	release CBD as guarantor of the promissory notes upon the conclusion of the Spin-Off; and

●	amend certain financial covenants under each series of promissory notes, effective upon the conclusion of the Spin-Off, as described in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Long-Term Indebtedness.”

For more information about our commercial promissory notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Promissory Notes.”

Capital Expenditures and Investment Plan

Our capital expenditures and investment plan for 2020, which was developed prior to the COVID-19 pandemic, contemplates capital expenditures and investments of R$1.4 billion for our operations in Brazil and R$300.0 million for our Éxito Group operations, in each case primarily relating to opening of new stores, store conversions and store renovations. In the nine-month period ended September 30, 2020, we invested R$1,198 billion in our consolidated operations, an increase of 36.6% compared to R$0.9 billion in the corresponding period in 2019. This increase was principally due to the opening of new stores and consolidation of Éxito operations. In addition, we entered into several sale and leaseback transactions pursuant to which between May and July 2020, we sold 12 properties located in the states of São Paulo, Mato Grosso do Sul, Goiás, Bahia and Paraíba, for the total amount of R$551 million, to certain funds managed by TRX Gestora de Recursos Ltda. We subsequently entered into long-term lease agreements with respect to these properties.

As part of our capital expenditures and investment plans for 2017, 2018 and 2019, we invested R$3.1 billion in our consolidated operations in the three years ended December 31, 2019. Despite a macroeconomic environment marked by a slow and incomplete recovery, we maintained a high level of capital expenditures in our operations in 2019 of R$1.4 billion, an increase of 48.5% compared to R$0.9 billion in 2018, which reinforced our confidence in the execution of our business strategy and in the improvement of the Brazilian economy. These 2019 investments principally related to the expansion of the Assaí banner, store renovations and store conversions.

Our investments since January 1, 2017 have included:

Opening of new stores – From January 1, 2017 to September 30, 2020, we organically opened or converted 70 Assaí stores in Brazil. For more information about our stores, see “Item 4. Information on the Company—B. Business Overview—Sales Channels—Our Stores.”

Renovation of existing stores – We usually remodel a number of our stores every year. Through our renovation program, we updated refrigeration equipment in our stores, created a more modern, customer-friendly and efficient environment and outfitted our stores with advanced information technology systems.

Improvements to information technology – We view technology as an important tool for efficiency and security in the flow of information among stores, distribution centers, suppliers and corporate headquarters. We have made significant investments in information technology in the last three years. For more information on our information technology, see “—B. Business Overview—Information Technology.”

Improvements to distribution facilities and others – We own and lease distribution centers and warehouses located in the Southeastern, Midwestern and Northeastern regions of Brazil. The improvement in storage space enables us to further centralize purchasing for our stores and, together with improvements to our information technology, improve the overall efficiency of our inventory flow.

The following table provides a summary description of our principal capital expenditures for the periods indicated:

	For the Nine-Month Periods Ended September 30,		For the Year Ended December 31,
	2020	2019	2019	2018	2017
	(in millions of R$)
Brazil:
Opening of new stores	774	675	1,058	680	511
Renovation of existing stores	93	79	118	197	80
Information technology	40	38	63	62	36
Distribution facilities and other	51	30	61	68	50
Non-cash effects:
Financing assets	(2)	55	29	(59)	63
Total investments Brazil	956	877	1,329	948	740
Éxito Group	242	—	80	—	—
Total investments	1,198	877	1,409	948	740

We have historically financed our capital expenditures and investments principally with cash generated from our operations and, to a lesser extent, third-party funds, including bank financing and capital markets transactions, including the issuance of debentures and promissory notes. For more information about our indebtedness, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

We believe that existing resources and operating income will be sufficient for our capital expenditures and investment plan and to meet our liquidity requirements. However, our capital expenditures and investment plan is subject to a number of contingencies, many of which are beyond our control, including the continued growth and stability of the Brazilian economy, including the continuing effects of the COVID-19 pandemic on the Brazilian economy and our business and operations. We cannot assure you that we will successfully complete all or any portion of our capital expenditures and investment plan. In addition, we may participate in acquisitions or divest asset that are not budgeted in the capital expenditures and investment plan and we may modify the plans.

Public Information

The SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. See “Item 10. Additional Information—H. Documents on Display.”

Our website is www.assai.com.br. Information contained on or obtainable through our website is not incorporated into, and does not constitute a part of, this registration statement.

B.	Business Overview

For purposes of this section “4B. Business Overview,” unless otherwise noted, we assume that the Corporate Reorganization, the Separation and the Spin-Off have occurred and present historical financial and operating information on a pro forma basis, as if these transactions had occurred on January 1, 2019.

For more information about the Corporate Reorganization, the Separation and the Spin-Off, see “—A. History and Development of the Company—The Spin-Off,” “Item 3. Key Information—A. Selected Financial Data—Unaudited Pro Forma Condensed Financial Information” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements Related to the Spin-Off.”

Overview

We are the largest pure cash and carry player in Brazil in terms of consolidated gross revenue. For the nine-month period ended September 30, 2020, our pro forma net operating revenue totaled R$25.3 billion. Our cash and carry operations involve sales of more than 8,000 items of grocery, food, perishable, beverage, wrapping, hygiene and cleaning products, among others. Our customers include prepared food retailers (including restaurants, pizzerias and snack bars), end users (including schools, small businesses, religious institutions, hospitals and hotels), conventional retailers (such as grocery stores and neighborhood supermarkets) and individuals. We sell our products at our brick-and-mortar stores and via telesales (in-store pick-up).

As of September 30, 2020, we operated a total of 176 stores under the Assaí banner, having a total selling area of approximately 761 thousand square meters. Our stores are located throughout 22 Brazilian states and the Federal District. In addition, we have a logistics infrastructure that is supported by 10 distribution centers and warehouses across Brazil.

We are evolving in our digital transformation through the development of a seamless buying experience. We are currently investing in: (1) Wi-Fi infrastructure in all of our stores; (2) self check-out; (3) sales through digital applications; and (4) shipping through our telesales channel.

We also hold an indirect minority equity interest in FIC, a Brazilian company that operates financial services in our stores and CBD’s stores with exclusive rights to offer credit cards, financial services and insurance policies (except for extended warranties).

Principal Markets

We generate all of our operating revenue in Brazil. Prior to the Corporate Reorganization, we also generated a portion of our operating revenue from our retail operations in Colombia, Argentina and Uruguay, as a result of the Éxito Acquisition on November 27, 2019. For more information about the Éxito Acquisition, see “—A. History and Development of the Company—History—Éxito Acquisition.” On an actual historical basis, for the nine-month period ended September 30, 2020, we generated R$25,330 million in net operating revenue, or 61.8% of our total net operating revenue, from our cash and carry operations in Brazil, and R$15,653 million in net operating revenue, or 38.2% of our total net operating revenue, from the Éxito Group’s operations in Colombia, Argentina and Uruguay. As a result of the Corporate Reorganization, we no longer hold an equity interest in the Éxito Group. For more information about the Corporate Reorganization, see “—A. History and Development of the Company—The Spin-Off—Corporate Reorganization.”

Sales Channels

Our Stores

As of January 15, 2021, we operated a total of 184 stores under the Assaí banner in Brazil.

We are constantly evolving our Assaí standard stores, aiming to improve our customers’ purchase experience, by investing in lighting, air conditioning, improved ambiance and location. Our stores are strategically located in Brazil and are characterized by wide aisles, high ceilings and larger cold rooms, which facilitate loading and increase up to six times the storage capacity for goods, allowing for more accessible prices and lower operational costs. Other characteristic features of these standard stores include a larger assortment of goods, larger parking and in-store Wi-Fi. In addition, our in-store processes are automated, lowering our operating costs, allowing a better inventory management and breakdown levels.

We operate in different store formats, tailored to different regions and customer profiles, accommodating our business to local practices and customs. Of the 176 stores we operated as of September 30, 2020, 37 stores ranged from 1 square km to 3 square km of selling area, a format we believe is best suited to enable our food service provider customers to quickly replace their supplies; 77 stores ranged from 3 to 5 square km of selling area, a format we believe is best suited to big families in urban centers; and 62 stores ranged from 5 to 8 square km of selling area, a format we believe is best suited for bulk purchases.

The table below sets forth same store sales growth for the periods indicated. Same store sales are sales made in stores opened for at least 12 consecutive months and which have not been closed or remained closed for a period of seven or more consecutive days.

	2014	2015	2016	2017	2018	2019

Same store sales	9.1%	12.0%	19.1%	11.4%	8.3%	6.3%

The table below sets forth our average monthly gross revenue per square meter for the period indicated:

	For the year ended December 31,						For the nine-month period ended September 30,
	2014	2015	2016	2017	2018	2019	2019	2020
	(in R$ thousands)
Average monthly gross revenue per square meter	2.7	3.0	3.5	3.8	4.0	4.1	3.9	4.2

Number of Stores

The following table sets forth the evolution of our Assaí stores for the periods indicated:

Number of Stores
As of December 31, 2016	107
During 2017:
Opened	5
Closed	(1)
Converted to	15
As of December 31, 2017	126
During 2018:
Opened	16
Closed	—
Converted to	2
As of December 31, 2018	144
During 2019:
Opened	21
Closed	—
Converted to	1
As of December 31, 2019	166
During the first nine months of 2020:
Opened	8
Closed	—
Converted to	2
As of September 30, 2020	176

From September 30, 2020 to January 15, 2021, we opened nine new Assaí stores and closed one Assaí store.

The following tables set forth the number of stores, the total selling area, the average selling area per store and the total number of employees for our Assaí stores as of the dates indicated:

	As of September 30, 2020
	Number of Stores	Total Selling Area	Average Selling Area per Store	Total Number of Employees(1)
		(in square meters)	(in square meters)
Assaí stores	176	761,179	4,325	38,589

(1)	Based on the full-time equivalent number of employees, which is the product of the number of food retail employees (full- and part-time) and the ratio of the average monthly hours of food retail employees to the average monthly hours of full-time employees.

	As of December 31, 2019
	Number of Stores	Total Selling Area	Average Selling Area per Store	Total Number of Employees(1)
		(in square meters)	(in square meters)
Assaí stores	166	712,613	4,293	36,045

(1)	Based on the full-time equivalent number of employees, which is the product of the number of food retail employees (full- and part-time) and the ratio of the average monthly hours of food retail employees to the average monthly hours of full-time employees.

In addition, the nine new Assaí stores we opened between September 30, 2020 and January 15, 2021 have a total selling area of 50,420 square meters and the one Assaí store we closed in the same period had a total selling area of 2,548 square meters.

Geographic Distribution of Stores

Our stores are located throughout 22 Brazilian states and the Federal District. We operate mainly in the Southeast region of Brazil, in states of São Paulo, Rio de Janeiro and Minas Gerais. The Southeast region accounted for 56.9% and 59.4% of our pro forma net operating revenue for the nine-month period ended September 30, 2020 and the year ended December 31, 2019, respectively, while the other Brazilian regions (North, Northeast, Midwest and South), in the aggregate, accounted for 43.1% and 40.6% of our pro forma net operating revenue for the nine-month period ended September 30, 2020 and the year ended December 31, 2019, respectively.

The following table sets forth the number of our Assaí stores by region as of the dates indicated:

	As of September 30,	As of December 31,
	2020	2019
North	11	10
Midwest	17	17
Southeast	97	92
Northeast	46	42
South	5	5
Total	176	166

In addition, the nine new Assaí stores we opened between September 30, 2020 and January 15, 2021 are located in the Midwest, Southeast and Northeast regions of Brazil, and the one Assaí store we closed in the same period was located in the Southeast region of Brazil.

Telesales (In-Store Pick-Up)

Our telesales channel is predominantly aimed at serving corporate customers, which allows our customers, when purchasing larger volumes, to directly negotiate better prices, volumes and payment terms. Selected products are separated and available for in-store pick-up. This channel represented approximately 8.9% and 8.7% of our total sales for the nine-month period ended September 30, 2020 and the year ended December 31, 2019, respectively.

Credit Sales

For the nine-month period ended September 30, 2020 and the year ended December 31, 2019, 47% and 50%, respectively, of our pro forma net operating revenue was represented by credit sales, principally in the form of credit card sales, as described below:

Credit card sales. All of our stores accept payment for purchases with major credit cards, such as MasterCard, Visa, Diners Club, American Express and co-branded credit cards issued by FIC. Our stores also accept virtual credit cards through methods such as Apple Pay. Sales to customers using credit cards accounted for 47% and 50% of our pro forma net operating revenue for the nine-month period ended September 30, 2020 and the year ended December 31, 2019, respectively. Of this total, sales through our FIC co-branded credit cards accounted for 10% of our pro forma net operating revenue for each of the nine-month period ended September 30, 2020 and the year ended December 31, 2019. An allowance for doubtful accounts is not required for these transactions as credit risks are assumed by the relevant credit card companies or issuing banks.

FIC

FIC is a Brazilian company that operates financial services in our stores and CBD’s stores with exclusive rights to offer credit cards, financial services and insurance policies, except for extended warranties. FIC has been operating for more than ten years and as of September 30, 2020 and December 31, 2019 had a portfolio of 3.2 million and 3.6 million credit card accounts, respectively, from customers (including the portfolio of Cartão Extra, Cartão Pão de Açúcar, Cartão Passaí and Cartão Ponto Frio). Cartão Passaí is a branded credit card associated with the Assaí banner that offers cash and carry pricing on products for individual customers. As of September 30, 2020, more than 1.2 million Cartão Passaí credit cards had been issued.

The table below sets forth the accumulated number of Cartão Passaí credit cards issued as of the dates indicated:

	As of December 31,			As of September 30,
	2017	2018	2019	2020
	(in thousands)
Number of accounts	102	613	1,048	1,197

We and CBD each hold 50% of Bellamar, a holding company the only asset of which is an investment in 35.76% of the shares of FIC. Itaú Unibanco and Via Varejo S.A. (a former subsidiary of CBD) hold 50% and 14.24%, respectively, of the shares of FIC. Itaú Unibanco determines the financial and operational policies of FIC and appoints the majority of its officers.

For the nine-month period ended September 30, 2020 and the year ended December 31, 2019, we recorded R$44 million and R$51 million in pro forma profit (loss) from associates with respect to FIC’s operations.

We maintain our strategy to increase the share of FIC’s credit cards and financial services at our stores as an important loyalty tool and mechanism to increase sales and additional profitability. FIC’s credit cards offer payment options for the cardholders at our stores, aiming to provide them with benefits and convenience.

Our Customers

Our customers include prepared food retailers (including restaurants, pizzerias and snack bars), end users (including schools, small businesses, religious institutions, hospitals and hotels), conventional retailers (such as grocery stores and neighborhood supermarkets) and individuals. We sell our products at our brick-and-mortar stores and via telesales (in-store pick-up).

We had approximately 168.8 million customers as of December 31, 2019, an increase of 177% from December 31, 2014.

The table below sets forth our total number of customers for the periods indicated:

	For the year ended December 31,						For the nine-month period ended September 30,
	2014	2015	2016	2017	2018	2019	2020
	(in millions)
Total number of customers	60.9	71.4	92.6	117.5	145.1	168.8	128.5

Among our customers, approximately 61% are classified as income Class C, 25% as income Class A and B and 14% as income Class D and E. For more information about the different income level classifications of Brazilian households, see “—Industry.”

Marketing

Our marketing strategy aims to retain our customers and attract new customers through our value proposition focused on competitive prices, a pleasant shopping experience and a significant assortment of products tailored to the regions where our stores are located. To this end, we promote integrated marketing campaigns aimed at our target audience of traders, processors, large users and end consumers.

Our marketing teams are composed of specialists in branding, media, planning, promotions, events, market intelligence, sustainability and trade marketing. They are dedicated to developing quality offline and digital marketing campaigns.

For the nine-month period ended September 30, 2020 and the year ended December 31, 2019, we spent R$78 million and R$143 million, respectively, on advertising.

Suppliers

Our purchasing of products is generally decentralized, with purchases being made directly from a large number of unrelated suppliers. As a result, we are not dependent on any single supplier.

Distribution and Logistics

To support the growth of our cash and carry business, we employ different store models adapted to operate in regions with challenging logistical realities in a country of continental dimensions such as Brazil. These models include stores whose products are entirely supplied directly by suppliers, as well as stores, usually in large urban centers, with 60% of their volume supplied by distribution centers. Accordingly, approximately 70% of our total product volume is supplied directly while 30% of our total product volume is supplied by our 10 distribution centers located in six Brazilian states. Our distribution centers are strategically located within these states to allow us to supply low turnover items. These advantages are sustained by our distribution centers’ total storage area of 150,000 square meters.

Seasonality

We have historically experienced seasonality in our results of operations, principally due to traditionally stronger sales in the fourth quarter holiday season and “Black Friday” promotions, which are relatively new in Brazil and help to boost fourth quarter sales. We also experience strong seasonality in our results for the months of March or April as a result of the Easter holiday, when we offer specialized products for the occasion, as well as during the month of our banner anniversary, when there is an increase in sales.

Information Technology

We invested R$40 million and R$63 million in information technology in the nine-month period ended September 30, 2020 and the year ended December 31, 2019, respectively, in connection with our Brazilian operations. We are identifying opportunities and mapping efficiency gains by integrating services and functions across our operating segments, focusing on governance and our customers.

Intellectual Property

We consider our various brands to be one of our most valuable assets and we have worked extensively to define the characteristics of the Assaí banner with respect to the expectations, consumption patterns and purchasing power of the different types of customers and income levels in Brazil. We believe that Brazilian customers associate the Assaí banner with a specific combination of products, services and price levels.

In Brazil, it is necessary to officially register a trademark with the National Industrial Property Institute (Instituto Nacional de Propriedade Industrial), or INPI, in order to acquire trademark rights. This registration gives the owner the exclusive right to use the trademark throughout Brazil for a specific period of time, which may be renewable.

As of September 30, 2020 and December 31, 2019, our most important trademark (Assaí) was duly registered with INPI, and we had various other trademarks registered or in the process of being registered in Brazil and abroad. We did not have any registered patents as of September 30, 2020 or December 31, 2019.

Our business relies on intellectual property that includes the content of our websites, our registered domain names and our registered and unregistered trademarks.

Industry

The cash and carry sector was created in order to serve customers within a market niche that was reached neither by self-service retail nor by direct wholesale.

According to the Brazilian Supermarket Association (Associação Brasileira de Supermercados), or ABRAS, the Brazilian retail food industry represented approximately 5.2% of Brazil’s GDP in 2019, and the food retail industry in Brazil recorded gross revenues of approximately R$378 billion in 2019, representing a 6.4% nominal increase compared to approximately R$356 billion in 2018.

According to data published in October 2020 by ABRAS, the volume of sales in the food retail sector increased by 4.4% in August 2020 compared to August 2019.

According to the IBGE, the total population of Brazil was approximately 212 million in July 2020, representing a 0.77% growth since July 2019. Given that more than 84% of the population lives in urban areas (where most of our operations are located) and the urban population has been increasing at a greater rate than the population as a whole, our business is particularly well positioned to benefit from Brazil’s urban growth and economies of scale related to urban growth. According to an IBGE survey, in 2020, the city of São Paulo had an estimated population of 12.3 million and the city of Rio de Janeiro had an estimated population of 6.7 million. These are the two largest cities in Brazil. The state of São Paulo has an estimated total population of 46 million, representing 21.9% of the Brazilian population and is our largest consumer market, with 75 stores as of September 30, 2020. The state of Rio de Janeiro is our second largest consumer market, with 19 stores as of September 30, 2020.

During 2019, private consumption in Brazil increased 1.7% while the country’s GDP increased 1.1%. This GDP increase was mainly due to growth in the services segment, especially with respect to the performance of the retail and real estate sectors.

The following table sets forth the different income levels of Brazilian households, according to the 2020 Consumption Potential Index (Índice de Potencial de Consumo), or IPC Maps 2020, published by IPC Marketing Editora.

Average Monthly Income
(in R$)
Income Level:
A	25,554
B1	11,279
B2	5,641
C1	3,085
C2	1,749
D/E	720

According to a study by IPC Maps 2019, Class A households account for only 2.1% of all households, Classes B1 and B2 collectively represent 20.9% of all households, Classes C1 and C2, the most representative in Brazil, collectively represent 48.7% of all urban households and Classes D and E collectively represent 28.3% of all households. In recent years, the average purchasing power and number of Class C, D and E urban households have increased.

We expect that increased consumption by the lower income levels will occur over time as a result of gradual salary increases and a steadily growing population. The Brazilian monthly minimum wage increased 4.7% from R$998 in January 2019 to R$1,045 in February 2020.

For more information on the Brazilian economic environment, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Brazilian Economic Environment and Factors Affecting Our Results of Operations.”

Competition

The Brazilian cash and carry industry is highly competitive and has grown over the past few years. This development has taken place through important investments made by existing chains, as well as the conversion of supermarkets and hypermarkets into cash and carry stores. For more information about risks related to competition, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Industry and Us—We face significant competition and pressure to adapt to changing consumer habits, which may adversely affect our market share and net income.”

Our main competitors are Atacadão, Maxxi, Makro, Fort, Tenda and Roldão, as well as various regional players.

Regulatory Overview

We are subject to a wide range of governmental regulation and supervision generally applicable to companies engaged in business in Brazil, including federal, state and municipal regulation, such as labor laws, public health and environmental laws. In order to open and operate our stores, we need a business permit and site approval and an inspection certificate from the local fire department, as well as health and safety permits. Our stores are subject to inspection by city authorities. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business. In addition, we have internal policies that in some instances go beyond what is required by law, particularly with respect to environmental and sustainability requirements and social and community matters.

Our business is primarily affected by a set of consumer protection rules regulating matters such as advertising, labeling and consumer credit. We believe we are in compliance in all material respects with these consumer protection regulations.

Environmental and Social Matters

We are committed to building a more sustainable future and strengthening networks that generate value for all of our stakeholders. Over the past few years, we have worked to improve and innovate our business model and to build a more responsible and inclusive society. Led by our sustainability department, we work to develop and implement the global sustainability guidelines established by the Casino Group, which are based on the following six pillars:

●	Transforming the value chain;

●	Conscientious consumption and supply;

●	Managing environmental impact;

●	Engaging society;

●	Integrated management and transparency; and

●	Valuing our people.

Transforming the Value Chain and Conscientious Consumption and Supply

In 2018, we evaluated our supply chain considering social and environmental risks. After prioritizing specific supply chains and product categories, we defined an action plan, which included the following actions:

●	Animal welfare. In April 2019, we held a training workshop with our egg suppliers to address the general aspects of egg production and hen welfare. We also began communicating more information to our customers to generate awareness about the various types of egg production. We have also worked to develop suppliers to expand supplies and ensure their availability. As of September 30, 2020, we had expanded our portfolio of cage-free, free-range and organic eggs to 99% of our stores.

●	Commitment to combat illegal deforestation. By September 2020, for our suppliers that buy cattle directly from farms, we reached 100% of the volume of meat sold in our stores with a geomonitoring system, ensuring that the meat we sell is not sourced from deforested or indigenous areas or produced using forced labor. Suppliers who do not comply with our social and environmental beef purchasing policy are subjected to sanctions. We have canceled our purchase agreements with four suppliers due to non-compliance with such policy.

Managing Environmental Impact

We continue to invest in projects to improve the energy efficiency of our stores, which has allowed us to reduce our energy consumption per square meter over the past few years. We are also committed to investing in clean energy. In the last three years, we have deployed eight solar plants on the roofs of our stores, which have generated approximately 9.3 thousand MWh of electricity. In addition, we have started to purchase electricity in the free market in Brazil, which allows us to purchase electricity generated from clean sources such as wind and solar, among others. In 2019, 11% of our total electricity consumption came from renewable sources. We also substantially reduced the consumption of diesel oil in our stores by 29.5% between 2019 and 2020.

We also encourage greater sustainability practices by our customers. To that end, we have we expanded the number of recycling stations in our stores, reaching 31 stores. We have also installed battery collection stations in all of our stores and light bulb collection stations in 75 stores.

We have also expanded our partnerships with food banks. In 2019, we donated a total of more than 1,400 tons of food from 100 stores, reducing the amount of food sent to landfills.

Engaging Society

GPA Institute, CBD’s social investment arm, is responsible for determining and implementing our strategy for social investments. During the nine-month period ended September 30, 2020, several actions of the GPA Institute had a major impact on society, highlighting:

●	Academia Assaí Bons Negócios (Assaí Good Business Academy). The training program for micro and small entrepreneurs, which certified more than 2,200 entrepreneurs in the nine-month period ended September 30, 2020, with more than 767 thousand connections to the platform. Since the beginning of the program, more than 5 thousand entrepreneurs have been certified.

●	Solidarity agenda. Our annual program of actions to encourage our customers to demonstrate solidarity and donate food in our stores was amplified in 2020 due to the COVID-19 pandemic. During the nine-month period ended September 30, 2020, more than 416 tons of food items were donated by our customers in 21 Brazilian states. We also donated more than 450 tons of food items in 21 Brazilian states and the Federal District, benefitting 53 thousand families.

●	Institutional support for entrepreneurship. In 2019, we formed partnerships with various organizations in Brazil that promote entrepreneurship, such as Preta Hub, which promotes the largest Black entrepreneurship conference in Latin America; Redes da Maré, which facilitates women’s professional development in gastronomy fields in the community of Maré in Rio de Janeiro; and Vale do Dendê, which develops innovation and entrepreneurship ecosystems the food sector in Salvador, Bahia.

Diversity and Inclusion

We are strengthening our focus on diversity and inclusion, with a strategic agenda on promoting inclusion, respecting and valuing diversity and combating all forms of violence and discrimination. In this respect, we highlight the following initiatives:

●	Diversity and Human Rights Policy. In 2020 we launched our Diversity and Human Rights Policy, with the aim of establishing guidelines related to these themes, bringing transparency about our positioning and directions in the search for a an environment free from discrimination, which promotes and values respect and equal opportunities.

●	Diversity Program. Since 2018, we have had a structured program with the objective of promoting inclusion, respectful dialogue and the appreciation of diversity, with a focus on gender, race, people with disabilities, LGBTQI+ and generations.

●	Dialogues about Diversity. Since 2019, we have hosted annual diversity events that are aimed to bring awareness, understanding and visibility to historically excluded groups. Programs include internal and external communications, videos, lectures and other events that promote diversity and inclusion. In 2020, we hosted our fourth Diversity Week.

●	Women’s Week. Since 2019, we have held a women’s week, during which we host forums with external specialists, leaders and employees on topics that address gender issues and women’s empowerment, including domestic violence, race, careers and maternity issues, among others.

●	Diversity Group: Composed of leaders from different areas, its mission is to support, promote and sustain the guidelines described in our Diversity and Human Rights Policy.

●	Workshop with private security service providers: Since 2019, we have held a workshop on diversity and inclusion at our offices in São Paulo with all our specialized service providers in private security (surveillance). The purpose of this meeting was to reinforce to companies which we engage as service providers, our values, strategic guidelines, as well as the improvement of the processes in assisting our customers. We also discussed our commitment to promote and respect human rights and how we work to foster diversity, respect and inclusion in the workplace.

●	Prevention and safety workshops. Continuing our commitment to improving processes to ensure the best experience for everyone who regularly visit our stores, since 2015 we have held prevention and safety workshops for employees who lead our loss prevention departments across the country, with the aim of fostering diversity, respect and inclusion in the workplace.

●	Hiring and promoting women. Hiring and promoting women for leadership positions is part of our internal policies.

●	Inclusive leadership and unconscious bias training. In 2020, we provided inclusive leadership and unconscious bias training, which we developed in partnership with a specialized consulting firm, for all human resources employees, as well as all managers, sub-managers and department heads in our stores and distribution centers.

In 2019, 30% of high leadership positions were held by women and 21.2% of leadership positions (management and above) were held by women. In addition, 5.4% of our employees are people with disabilities.

C.	Organizational Structure

See “—A. History and Development of the Company—The Spin-Off” for our simplified corporate structure charts as of immediately prior to and following the Corporate Reorganization and immediately following the Spin-Off. For information about our shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

D.	Property, Plant and Equipment

For purposes of this section “4D. Property, Plant and Equipment,” we have not included information regarding the property, plant and equipment owned and leased by the Éxito Group, which was transferred by us to CBD in connection with the Corporate Reorganization on December 31, 2020. For more information about the Corporate Reorganization, see “—A. History and Development of the Company—The Spin-Off—Corporate Reorganization.”

As of September 30, 2020, we owned 24 stores and two parcels of real estate that may be developed as sites for new stores in the future. As of September 30, 2020, and we leased the remaining 152 stores and the 10 distribution centers and warehouses we operate in Brazil and the real estate where our headquarters are located. Leases are usually for a term of five to twenty-five years, and provide for monthly rent payments based on a percentage of sales above an agreed minimum value and fixed monthly payments. We do not have any leases expiring by the end of 2020 and one lease expiring in 2021, which is scheduled to expire in July 2021. This lease is subject to an automatic 10-year renewal unless we decide to terminate it prior to its expiration. We do not expect to terminate this lease agreement. Based on our prior experience and Brazilian law and leasing practices, we do not anticipate any material change in the general terms of our leases or any material difficulty in renewing them. Based on our management’s experience and knowledge of the Brazilian market, our management believes that our leases follow market standards.

The following tables set forth the number and total selling area of our owned and leased stores, and the number and total storage area of our owned and leased warehouses as of the dates indicated:

	As of September 30, 2020
	Owned		Leased		Total
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Assaí stores	24	107,362	152	653,817	176	761,179
Warehouses	0	0	10	164,849	10	164,849
Total	24	107,362	162	818,666	186	926,028

	As of December 31, 2019
	Owned		Leased		Total
	Number	Area	Number	Area	Number	Area
		(in square meters)		(in square meters)		(in square meters)
Assaí stores	33	140,533	133	572,081	166	712,613
Warehouses	1	3,700	8	146,228	9	149,928
Total	34	144,233	141	718,309	175	862,541

Since September 30, 2020, we have leased nine new stores, with a total selling area of 50,420 square meters, and closed one store with a total selling area of 2,548 square meters.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this discussion in conjunction with our unaudited interim condensed consolidated financial statements and our audited consolidated financial statements prepared in accordance with IFRS and the other financial information included in this registration statement.

A.	Operating Results

Brazilian Economic Environment and Factors Affecting Our Results of Operations

Since substantially all of our operations, other than the operations of the Éxito Group, are in Brazil, our results of operations are affected by macroeconomic conditions in Brazil, including inflation rates, interest rates, Brazilian GDP growth, employment rates, wage levels, consumer confidence and credit availability. Substantially all of the operations of the Éxito Group, which we acquired on November 27, 2019 and distributed to CBD in the Corporate Reorganization on December 31, 2020, are in Colombia, Argentina and Uruguay.

Although the Brazilian economy has shown signs of recovery, the economic environment remained challenging for our operations during the nine-month period ended September 30, 2020 and during 2019. During the nine-month period ended September 30, 2020, Brazilian GDP, as published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the IBGE, decreased by 5.0%, as compared to the corresponding period in 2019, and increased by 1.1% during 2019, 1.1% during 2018, and 1.0% during 2017. The rate of growth of Brazilian GDP has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

In addition, our results of operations are affected by the level of Brazilian unemployment. As of September 30, 2020, Brazilian unemployment, as measured by the monthly National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios Contínua), or PNAD, published by the IBGE, was 14.4%, compared to 11.0% as of December 31, 2019, 11.6% as of December 31, 2018 and 12.7% as of December 31, 2017, which was the highest rate since the IBGE started publishing the PNAD in 2012. As with GDP, the level of Brazilian unemployment has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

During the nine-month period ended September 30, 2020, Brazilian inflation, as measured by the General Market Price Index (Índice Geral de Preços - Mercado), or IGP-M, published by Fundação Getúlio Vargas, or FGV, a private organization, increased to 17.94%, compared to 7.32% during 2019, 7.55% during 2018 and (0.53)% during 2017. During the nine-month period ended September 30, 2020, Brazilian inflation, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, increased to an annualized rate of 1.34%, compared to 4.31% during 2019, 3.75% during 2018 and 2.95% during 2017. Brazilian inflation has a direct effect on the final prices we charge our customers when they acquire our products, as well as effects on the cost to us of many of these products that we source in Brazil, our operating costs (in particular personnel costs), and our leasing costs as many of our lease agreements are partially indexed to Brazil’s national inflation indexes.

Our results of operations are affected by changes in the exchange rates of the real against the U.S. dollar. During the nine-month period ended September 30, 2020, the real depreciated against the U.S. dollar by 35.5%, following depreciation of 4.0% during 2019, 17.5% during 2018 and 1.5% during 2017. The depreciation of the real against the U.S. dollar may create inflationary pressures in Brazil, particularly in the category of food products. In periods of significant inflation, we may not be able to pass through our increased cost of goods to our customers to our customers and demand for our products may contract. As we do not have any indebtedness denominated in U.S. dollars, fluctuations in exchange rates do not have a direct impact on the carrying costs of our indebtedness or the cost of servicing our indebtedness.

A substantial portion of our indebtedness bears interest at rates linked to the CDI rate. As of September 30, 2020, the CDI rate was 2.00%, reflecting a decline from the CDI rate of 4.40% as of December 31, 2019, 6.40% as of December 31, 2018 and 6.89% as of December 31, 2017, following substantial declines compared to previous years. Fluctuations in the CDI rate have direct effects on our debt service costs, as well as indirect effects on the Brazilian economy as a whole and consumer demand for our products and services.

An economic recession and growth of the unemployment rate, including as a result of COVID-19, could lead to a decline in household consumption which could adversely affect our results of operations and financial condition. In order to mitigate this risk, since the beginning of 2020, we have emphasized the adaptation of our stores’ mix of products in order to offer our customers products in line with the evolving economic environment.

The following table sets forth data on real GDP growth, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	As of and for the nine-month period ended September 30,	As of and for the year ended December 31,
	2020	2019	2018	2017	2016	2015

GDP growth (%) (1)	(5.0)	1.1	1.1	1.0	(3.3)	(3.5)
Unemployment (%) (2)	14.4	11.9	12.3	12.7	11.3	8.5
Inflation (IGP-M) (%) (3)	17.9	7.3	7.5	(0.5)	7.1	10.5
Inflation (IPCA) (%) (4)	1.3	4.3	3.7	2.9	6.3	10.7
CDI (%) (5)	3.5	5.9	6.4	9.9	14.0	13.2
(Depreciation) appreciation of the real against the U.S. dollar (%)	(35.5)	(4.4)	(18.5)	(1.5)	(17.0)	(47.0)
Exchange rate (closing) of the real to the U.S. dollar (6)	5.640	4.031	3.875	3.308	3.259	3.905
Average exchange rate the real to the U.S. dollars (6)	5.078	3.946	3.656	3.193	3.484	3.339

(1)	Source: IBGE.
(2)	Source: IBGE
(3)	Source: FGV.
(4)	Source: IBGE.
(5)	Source: Central Bank.
(6)	Source: Central Bank.

Current Conditions and Trends in our Industry

The following discussion is based largely upon our current expectations about future events, and trends affecting our business. Actual results for our industry and performance could differ substantially. For further information related to our forward-looking statements, see “Cautionary Statement with Respect to Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—D. Risk Factors.”

COVID-19

Since December 2019, a novel strain of coronavirus known as COVID-19 has spread in China and other countries. In 2020, the COVID-19 outbreak has compelled governments around the world, including in Brazil, to adopt temporary measures to contain the spread of COVID-19, such as lockdowns of cities, restrictions on travel and public transportation, business and store closures, and emergency quarantines, among others, all of which have caused significant disruptions to the global economy and normal business operations across a growing list of sectors and countries. The measures adopted to combat the COVID-19 outbreak have adversely affected and will continue to adversely affect business confidence and consumer sentiment, and have been, and may continue to be, accompanied by significant volatility in financial and commodity markets as well as stock exchanges worldwide.

In Brazil, the federal system permits individual states the autonomy to impose regional restrictions, which has led to disparate COVID-19 policy outcomes among different states. In the state of São Paulo, for example, where more than 40% of our stores are located, statewide lockdowns were in place from March 24, 2020 to June 15, 2020. All non-essential establishments, including restaurants, bars, schools and daycare centers were closed during that time. Since mid-June 2020, commerce in the state of São Paulo has gradually reopened, operating under a color-coded reopening plan. Although cash and carry stores are considered an essential public service and therefore have remained open throughout the COVID-19 pandemic, including during the period of general lockdown, our business operations were affected by the restrictive measures imposed by the Brazilian government and state governments of Brazil.

When the lockdown restrictions were first implemented, we experienced a large number of customers going to our stores in order to stock up on essential products driven by worries of potential shortages of basic products. While the frequency of customer trips to our stores decreased during this period, we observed an increase in the average ticket. This effect was observed especially in the second half of April 2020.

With the closing of commercial and educational institutions such as restaurants, bars, schools and daycare centers in the states where a majority of our stores are located, including São Paulo and Rio de Janeiro, we started to experience a significant shift in our customer profile, from corporate clients to more individuals, especially with the introduction by the Brazilian government of its COVID-19 emergency financial assistance in April of 2020.

The effects of the restrictive measures on our business were alleviated by this emergency aid offered by the Brazilian government beginning in April 2020 to combat the economic crisis caused by the COVID-19 pandemic. This emergency aid targeted informal workers, independent small businesses and the unemployed, who were able to purchase goods in cash and carry and retail stores. The amount of assistance was R$600 per month from April to August 2020 and R$300 per month from September to December 2020. In total, the Brazilian government released an R$273 billion in COVID-19 aid, benefitting approximately 68 million individuals. Of this amount, R$105 billion was allocated to the Southeast region, where we operate our largest number of stores.

The Brazilian government is currently evaluating the possibility of extending the COVID-19 emergency aid. To the extent that the emergency aid is not extended, that may generate some reduction in customers’ average ticket, especially those dependent of such government aid. However, as the operational restrictions to small businesses have started to ease by most of the states, we believe that any decline in average ticket of individual customers will be matched or outweighed by the increase of corporate customer to our stores. If restrictions are imposed again to our corporate customers, without an additional emergency aid program by the government, our sales may be impacted.

To reduce the risk of COVID-19 spreading, meet the demand of our customers and provide a safe environment for our customers and employees, we implemented emergency protective health measures at our stores, hired temporary employees to keep our stores operational and invested in additional training, which caused a temporary increase in our operating costs. Beginning in April 2020, we also hired almost 1,500 temporary workers in order to substitute some of our employees who could not return to work due to health concerns or to avoid putting high-risk group persons even at a higher risk.

We cannot assure you that we will not have to adopt new protective measures in case we face a worsening in the pandemic situation in the future, which will require some investments with additional temporary workers or new adaptations in our stores. We believe, however, that the experience we acquired in trying to prevent and address the effects of COVID-19 in 2020, will enable us to quickly respond in taking the necessary measure to avoid any negative impacts to our business and results of operations.

Moreover, our administrative office and other facilities were affected as we adopted a remote work policy in March 2020 for our administrative and back-office personnel. We have been gradually returning our employees to the office, but we cannot guarantee that we will not have to implement this policy once again in the event of new restrictive measures imposed as a response to a new COVID-19 wave. At the beginning of the COVID-19 outbreak we imposed a home office policy, for almost 3 months (between April and July 2020), with no relevant impact to our operations. Some adaptations were necessary in our offices in order to allow our administrative employees to return to our office safely. If new restrictions are necessary in the future we have already a structure for the remote work with no impact to the operations.

We may also face supply chain risks, including scrutiny or embargoing of goods produced in infected areas, in addition to failures of third parties, including our suppliers, contract manufacturers, contractors, commercial banks, joint venture partners and external business partners to meet their obligations, or significant disruptions to their ability to do so, which may adversely affect us. During 2020, we experienced certain COVID-19 related supply chain issues. Some industries suffered from product shortages as problems arose in a number of packaging suppliers due to a shortage of cardboard and aluminum as packaging materials and the lack of production capacity, as the demand for some products (e.g.: alcoholics beverages) recovered faster than the industry had the capacity to ramp up production of those products. We expect this trend to be normalized in the first months of 2021. However, if new restrictions are imposed that again impact the production capacity of some of our suppliers, we might face new shortages in the future.

The extent to which COVID-19 and/or other diseases affect us will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and/or other diseases and the actions to contain them or treat their impact, among others.

For more information on the risks relating to the COVID-19 pandemic on our business, see “Item 3. Key Information—D. Risk Factors—Risks Relating to our Industry and Us—The global outbreak of the novel coronavirus disease (COVID-19) could disrupt our operations and could have an adverse impact on our business, financial condition, results of operations or prospects.”

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our unaudited interim condensed consolidated financial statements and our audited consolidated financial statements in accordance with IFRS as issued by the IASB. Our audited consolidated financial statements have been audited in accordance with auditing standards of the Public Company Accounting Oversight Board.

In addition, our unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting, issued by the IASB, as well as the standards issued by the CVM, applicable to the preparation of interim financial information.

Business Segments and Presentation of Segment Financial Data

We evaluate and manage business segment performance based on information prepared in accordance with IFRS. Historically, we have reported our results as a single segment. As a result of the Éxito Acquisition, we have consolidated the results of the Éxito Group and its subsidiaries into our financial statements as from December 1, 2019. Following our acquisition of the Éxito Group, we implemented a new organizational structure that we believe reflects our business activities and corresponds to our principal business activities. As a result, we have two business units and report our results in two corresponding segments to reflect this organizational structure:

●	Cash and Carry – this segment includes our legacy business in Brazil, primarily conducted under the “Assaí” banner; and

●	Éxito Group – this segment includes the businesses of the Éxito Group in Colombia, Argentina and Uruguay, which we conduct under the “Éxito,” “Surtimax,” “Super Inter,” and “Carulla” banners.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements, in accordance with IFRS as issued by the IASB requires our management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, as well as the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

We discuss below key assumptions and judgments concerning the future, and other key sources of uncertain estimates at the reporting date that have a significant risk of causing a material impact to the carrying amounts of assets or liabilities within the next financial year. For further details on critical accounting policies, see note 6 of our consolidated financial statements included elsewhere in this registration statement.

Impairment of Financial Asset

IFRS 9 replaces the incurred loss model of IAS 39 with an expected credit losses model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at fair value through other comprehensive income, but does not apply to investments in equity instruments (shares) or financial assets measured at fair value through profit or loss.

We measure provisions for losses from accounts receivable and other receivables and contractual assets at an amount that equals the credit loss expected for the full lifetime of the same receivable or contractual asset. We use the same measurement for trade accounts receivable, whose portfolio of receivables is fragmented, rents receivable and wholesale accounts receivable. The practical expedient was applied through the adoption of a matrix of losses for each maturity range.

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, we take into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on our historical experience, during credit appraisal and considering information about projections. We consider that the credit risk of a financial asset increased significantly if the asset is overdue for more than 90 days. For additional information, see notes 8.2 and 20.6 to our audited consolidated financial statements included elsewhere in this registration statement.

Annual Impairment Test of Goodwill and Intangibles

We test annually whether goodwill is impaired, in accordance with the accounting policy stated in note 17.1 to our audited consolidated financial statements included elsewhere in this registration statement and international accounting standards, or IAS, IAS 36 – Impairment of Assets. Other intangible assets, the useful lives of which are indefinite, such as brands and licenses, are submitted to impairment tests on the same basis as goodwill.

As of December 31, 2019, we calculated the recoverable amount of goodwill arising from past acquisitions, for the purpose of evaluating its recoverability and potential impairment resulting from events or changes in economic, operating and technological conditions that might indicate impairment.

For impairment testing purposes, intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each reporting period or whenever there are indications that their carrying amount may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains reasonable. Otherwise, the useful life is changed prospectively from indefinite to definite.

The recoverable amount allocated to each segment was defined based on the value in use of the assets based on cash flow projections arising from financial budgets approved by senior management for the next three years. The discount rate applied to cash flow projections was 8.4% per annum and cash flows exceeding three years are extrapolated by the expected long-term growth rate of 4.5%. Based on this analysis, no impairment loss was identified.

Commercial rights are intangible assets which are amounts paid to former owners of commercial locations. To test for impairment of these assets, we allocated the amounts of identifiable commercial rights by store and we test them together with the fixed assets of the store as described in notes 16.1 and 17.2 to our audited consolidated financial statements included elsewhere in this registration statement.

Inventories

Inventories are carried at the lower of cost or net realizable value. The cost of inventories purchased is recorded at average cost, plus warehouse and handling costs related to bringing each product to its present location and condition, less rebates received from suppliers.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell.

The value of inventory is reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated as to its adequacy.

Recoverable Taxes

We pay tax on services and sales, known as Imposto Sobre Circulação de Mercadorias e Serviços, or ICMS, which is a state level value-added tax levied on the sale of goods and the provision of services at each phase of production and sales. In the Brazilian states where we operate, and for most of the products in our sales mix, the ICMS tax substitution regime applies. Under the tax substitution regime, the responsibility for paying upfront taxes due on the entire production and sales chain for certain products is primarily that of the manufacturers and, in some cases (depending on the tax system applicable in each state and for each product) can be our responsibility. In the tax substitution regime, the tax is collected on the sale of the products and transferred to the government. We record the taxes paid upfront under the tax substitution regime in accordance with the accrual basis in our cost of goods resold.

We also have recoverable tax credits related to social security contribution (Contribuição para o Financiamento da Seguridade Social), or COFINS, and social integration (Programa de Integração Social), or PIS, taxes.

The estimate of future recoverability of these tax credits is made based on growth projections and subsequent offset with debts deriving from its operations. For details of credits and compensation, see note 11 to our audited consolidated financial statements included elsewhere in this registration statement.

Fair Value of Derivatives and Other Financial Instruments

When the fair value of financial assets and liabilities recorded in the financial statements cannot be observed in active markets, it is determined according to the hierarchy set forth by IFRS 13, which sets certain valuation techniques including the discounted cash-flow model. The inputs to these models are taken from observable markets where possible or from information on comparable operations and transactions in the market. The judgments include analyses of data, such as liquidity risk, credit risk and volatility. Changes in assumptions regarding these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments that are actively traded on organized markets is determined based on market quotes, at the end of the reporting period. For financial instruments that are not actively traded, the fair value is based on valuation techniques defined by us and compatible with usual market practices. These techniques include the use of recent market arm’s length transactions, benchmarking of the fair value of similar financial instruments, analyses of discounted cash flows or other valuation models.

Provision for Contingencies

We are a party to several proceedings at the judicial and administrative levels in the ordinary course of its business. Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as legal counsel’s opinion. For details on legal proceedings, see note 21 to our audited consolidated financial statements included elsewhere in this registration statement.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the nature and complexity of our business, differences arising between the actual results and the assumptions made, or future changes to those assumptions, could require future adjustments to tax benefits and expenses already recorded. We recognize provisions, based on reasonable estimates, for consequences of audits by the tax authorities of the respective jurisdictions in which we operate. The amount of these provisions is based on various factors, such as our experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective entity’s jurisdiction.

Deferred income tax and social contribution assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax-planning strategies.

We have recognized deferred tax assets related to tax loss carryforwards amounting to R$338 million as of September 30, 2020 as compared to R$253 million as of December 31, 2019, R$0 million as of December 31, 2018 and R$14 million as of December 31, 2017. These losses do not expire and as of September 30, 2020 and December 31, 2019 they relate to subsidiaries that have tax-planning opportunities available to support this balance. The use of tax loss carry forwards is limited by law to 30% of taxable income in a single fiscal year.

Share-Based Payments

The cost of transactions with employees eligible for share-based compensation is measured based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the specific grant. This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them. The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in note 25 to our audited consolidated financial statements included elsewhere in this registration statement.

Business Combination and Goodwill

According to IFRS 3, business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value on the acquisition date, and the remaining amount of non-controlling interest in the acquired company. For each business combination, the acquirer measures the non-controlling interest in the acquiree at fair value or by the proportionate share in the acquiree’s identifiable net assets, according to our accounting policy. The acquisition costs incurred are treated as an expense and included in administrative expenses.

Goodwill is initially measured at cost and is the excess between the consideration transferred and the fair value of assets acquired and assumed liabilities, including any non-controlling interests. If the consideration transferred is lower than the fair value of the acquirer’s net assets, we recognize a gain on bargain purchase in profit or loss.

Leases

According to IFRS 16, we assess the agreements we enter into to evaluate whether it is or contains a lease provision. We understand that an agreement is, or contains, a lease when it transfers the right to control the use of a given asset for a specified period in exchange for consideration.

We lease equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the lease agreements to support these transactions varies between five and 20 years.

For additional information on the assessment of our lease agreements and the adoption of IFRS 16, see notes 4 and 22 to our audited consolidated financial statements included elsewhere in this registration statement.

Lessee

When we act as lessees in the lease agreements we entered into, we assess our lease agreements in order to identify the term of the lease agreement according to the term the lessee has the control of the use of a given asset, considering extension and termination options. According to IFRS 16, we do not consider in our assessment agreements with terms lower than twelve months and with an individual asset value below US$5,000.

The agreements are recorded as of the date they were entered into and when the related asset is ready to be used, through the recognition of a lease liability and a corresponding right of use asset. The lease liability is calculated at the present value of the minimum lease payments, using the incremental borrowing rate for similar assets.

Payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for a given period.

The right-of-use assets are amortized over the lease agreement term. Capitalizations for improvements, improvements and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, which might be limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

Lessor

When we act as lessors in the lease agreements we entered into, we assess the transfer of risks and benefits to the lessees. Leases in which we do not substantially transfer all the risks and benefits of the ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the agreement, on the same basis as rental income.

Variable rents are recognized as income in the years in which they are earned.

Overview

Primarily as a result of the Éxito Acquisition, our consolidated net income increased by 104.0% to R$40,983 million during the nine-month period ended September 30, 2020 from R$20,088 million during the corresponding period of 2019. As discussed below, our consolidated net income increased by 7.2% to R$830 million during the nine-month period ended September 30, 2020 from R$774 million during the corresponding period of 2019.

Despite a challenging economic scenario in which consumption was sharply affected by high unemployment rates, the net operating revenue of our cash and carry segment, which represent substantially all of our operations excluding the Éxito Group, increased by 26.1% to R$25,330 million during the nine-month period ended September 30, 2020 from R$20,088 million during the corresponding period of 2019. As discussed below, the net income of our cash and carry segment declined by 8.0% to R$712 million during the nine-month period ended September 30, 2020 from R$774 million during the corresponding period of 2019.

Our consolidated net operating revenue increased by 31.3% to R$30,232 million during 2019 from R$23,017 million during 2018, and, as discussed below, our consolidated net income, declined by 1.5% to R$1,060 million during 2019 from R$1,076 million during 2018.

During the nine-month period ended September 30, 2020, we continued to see a strong growth of our cash and carry segment, demonstrated by an increase of 26.1% in net operating revenue to R$25,330 million, from R$20,088 million during the corresponding period of 2019. This growth was driven by the outstanding performance of the 23 stores we opened in the year ended September 30, 2020, consisting of 21 new stores and two store conversions, the maturation of stores opened in prior years, and a 12% growth in same store sales. Same store sales are sales made in stores opened for at least 12 consecutive months and which have not been closed or remained closed for a period of seven or more consecutive days. As of September 30, 2020, our total sales area was 761,179 square meters. Management expects stores to mature between three and five years depending on the region in which the store is located.

Results of Operations for Nine-Month Periods Ended September 30, 2020 and 2019

We evaluate and manage business segment performance based on information prepared in accordance with IFRS. As a result of the Éxito Acquisition, we have reported our results in two segments for the nine-month period ended September 30, 2020. For a reconciliation of the results of our segments to our consolidated results, see note 31 of our unaudited interim condensed consolidated financial statements. In addition to the following analysis of our consolidated results of operations, we have also provided below an analysis of our legacy cash and carry segment; we have not provided an analysis of the results of our Éxito Group segment as this segment was not included in our consolidated results of operations during the nine-month period ended September 30, 2019, since the Éxito Acquisition was completed in November 2019. In addition, as result of the Corporate Reorganization which occurred on December 31, 2020, the results of the Éxito Group will cease to be included in the Company’s consolidated results of operations beginning on January 1, 2021.

The following table sets forth the components of our consolidated income statement, as well as the percentage of revenue represented by each component and the change from the prior year, for the periods presented.

	For the nine-month period ended September 30,
	2020		2019		% change
	(in millions of R$)	% of net operating revenue	(in millions of R$)	% of net operating revenue

Net operating revenue	40,983	100.0	20,088	100.0	104.0
Cost of sales	(33,059)	(80.7)	(16,685)	(83.1)	98.1
Gross profit	7,924	19.3	3,403	16.9	132.9
Selling expenses	(4,141)	(10.1)	(1,647)	(8.2)	151.4
General and administrative expenses	(949)	(2.3)	(284)	(1.4)	234.2
Depreciation and amortization	(889)	(2.2)	(288)	(1.4)	208.7
Share of profit (loss) of associates	18	0.0	—	0.0	n.m.
Other operating expenses, net	(295)	(0.7)	(21)	(0.1)	n.m.
	(6,256)	(15.3)	(2,240)	(11.2)	179.3
Operating profit	1,668	4.1	1,163	5.8	43.4
Net financial result	(671)	(1.6)	(18)	(0.1)	n.m.
Income before taxes	997	2.4	1,145	5.7	(12.9)
Income tax and social contribution	(167)	(0.4)	(371)	(1.8)	(55.0)
Net income	830	2.0	774	3.9	7.2

n.m. Not meaningful.

Net operating revenue. Net operating revenue increased by 104.0%, or R$20,895 million, to R$40,983 million during the nine-month period ended September 30, 2020 from R$20,088 million during the corresponding period of 2019, reflecting: (1) the R$15,653 million contribution to net operating revenue of our Éxito Group segment; and (2) the R$5,242 million increase in net operating revenue of our cash and carry segment described below in our analysis of the results of this segment.

Gross profit. Gross profit increased by 132.9%, or R$4,521 million, to R$7,924 million during the nine-month period ended September 30, 2020 from R$3,403 million during the corresponding period of 2019, reflecting: (1) the R$3,835 million contribution to gross profit of our Éxito Group segment; and (2) the R$686 million increase in gross profit of our cash and carry segment described below in our analysis of the results of this segment. Gross margin increased by 2.4 percentage points, to 19.3% during the nine-month period ended September 30, 2020 from 16.9% during the corresponding period of 2019.

Selling expenses. Selling expenses increased by 151.4%, or R$2,494 million, to R$4,141 million during the nine-month period ended September 30, 2020 from R$1,647 million during the corresponding period of 2019, reflecting: (1) the R$2,157 million contribution to selling expenses of our Éxito Group segment; and (2) the R$337 million increase in selling expenses of our cash and carry segment. As a percentage of the net operating revenue, selling expenses increased to 10.1% during the nine-month period ended September 30, 2020 from 8.2% during the corresponding period of 2019.

General and administrative expenses. General and administrative expenses increased by 234.2%, or R$665 million, to R$949 million during the nine-month period ended September 30, 2020 from R$284 million during the corresponding period of 2019, reflecting: (1) the R$645 million contribution to general and administrative expenses of our Éxito Group segment; and (2) the R$20 million increase in general and administrative expenses of our cash and carry segment. As a percentage of the net operating revenue, general and administrative expenses increased to 2.3% during the nine-month period ended September 30, 2020 from 1.4% during the corresponding period of 2019.

Depreciation and amortization. Depreciation and amortization increased by 208.7%, or R$601 million, to R$889 million during the nine-month period ended September 30, 2020 from R$288 million during the corresponding period of 2019, reflecting: (1) the R$552 million contribution to depreciation and amortization of our Éxito Group segment; and (2) the R$79 million increase in depreciation and amortization of our cash and carry segment.

Other operating expenses, net. Other operating expenses, net, increased by R$274 million, to R$295 million during the nine-month period ended September 30, 2020 from R$21 million during the corresponding period of 2019, mainly as a result of: (1) expenses of R$125 million related to restructuring expenses in our cash and carry segment’s operations and expenses in connection with the Éxito Acquisition; and (2) incremental expenses of R$116 million related to the purchase of individual protection and store adaptation items, overtime expenses, expenses with internal and external communication, incremental expenses with transportation and cleaning services and sanitation due to the COVID-19 pandemic.

Operating profit. Operating profit increased by R$505 million, to R$1,668 million during the nine-month period ended September 30, 2020 from R$1,163 million during the corresponding period of 2019, mainly as a result of: (1) the R$3,835 million contribution to gross profit of our Éxito Group segment; and (2) the R$686 million increase in gross profit of our cash and carry segment described below in our analysis of the results of this segment, which was partially offset primarily by R$125 million related restructuring expenses in our cash and carry segment’s operations and expenses in connection with the Éxito Acquisition and R$116 million related to the purchase of individual protection and store adaptation items, overtime expenses, expenses with internal and external communication, incremental expenses with transportation and cleaning services and sanitation due to the COVID-19 pandemic.

Net financial results. Net financial results increased by an expense of R$653 million, to R$671 million during the nine-month period ended September 30, 2020 from R$18 million during the corresponding period of 2019, mainly as a result of: (1) a R$276 million increase in cost of debt, primarily as a result of our issuance of our first issue of debentures in order to finance the Éxito Acquisition; (2) a R$205 million increase in interest on lease liabilities, primarily related to leases of the Éxito Group; and (3) an increase of R$136 million in losses on monetary correction (correção monetária) of assets and liabilities related to the Éxito Acquisition, which was partially offset by an increase of R$71 million of cash and cash equivalents profitability related to the Éxito Acquisition.

Profit before income tax and social contribution. As a result of the foregoing, profit before income tax and social contribution declined by 12.9%, or R$148 million, to R$997 million during the nine-month period ended September 30, 2020 from R$1,145 million during the corresponding period of 2019.

Income tax and social contribution. Our effective tax rate was 16.8% during the nine-month period ended September 30, 2020 compared to 32.4% during the corresponding period of 2019, resulting in a decline of income tax and social contribution of 55.0%, or R$204 million, to R$167 million during the nine-month period ended September 30, 2020 from R$371 million during the corresponding period of 2019. Our effective tax rate declined primarily as a result of: (1) an increase in the effects of interest on equity, which reduced our effective tax rate by 10.5% during the nine-month period ended September 30, 2020 compared to a reduction of 5.7% during the corresponding period of 2019; and (2) an increase in the effects of other permanent difference, which reduced our effective tax rate by 2.7% during the nine-month period ended September 30, 2020 compared to a reduction of 0.6% during the corresponding period of 2019.

Net income. As a result of the foregoing, net income increased by 7.2%, or R$56 million, to R$830 million during the nine-month period ended September 30, 2020 from R$774 million during the corresponding period of 2019.

Results of Cash and Carry Segment for Nine-Month Periods Ended September 30, 2020 and 2019

The following table sets forth the components of the net income of our cash and carry segment, as well as the percentage of revenue represented by each component and the change from the prior year, for the periods presented.

	For the nine-month period ended September 30,
	2020		2019		% change
	(in millions of R$)	% of net operating revenue	(in millions of R$)	% of net operating revenue

Net operating revenue	25,330	100.0	20,088	100.0	26.1
Cost of sales	(21,241)	(83.9)	(16,685)	(83.1)	27.3
Gross profit	4,089	16.1	3,403	16.9	20.2
Selling, general and administrative and other operating expenses, net	(2,445)	(9.7)	(1,952)	(9.7)	(25.3)
Depreciation and amortization	(367)	(1.4)	(288)	(1.4)	27.4
Share of profit (loss) of associates	26	0.1	—	0.0	n.m.
	(2,786)	(11.0)	(2,240)	(11.2)	(24.4)
Operating profit	1,303	5.1	1,163	5.8	12.0
Net financial result	(416)	(1.6)	(18)	(0.1)	n.m.
Income before taxes	887	3.5	1,145	5.7	(22.5)
Income tax and social contribution	(175)	(0.7)	(371)	(1.8)	(52.8)
Net income	712	2.8	774	3.9	(8.0)

n.m.: Not meaningful.

Net operating revenue. Net operating revenue of our cash and carry segment increased by 26.1%, or R$5,242 million, to R$25,330 million during the nine-month period ended September 30, 2020 from R$20,088 million during the corresponding period of 2019, mainly as a result of: (1) a 12% increase in same store sales, primarily due to an increase in average ticket despite a decline in store traffic; and (2) an increase in sales volume due to our opening of new stores during the twelve-month period ended September 30, 2020. Same store sales were positively impacted by an increase in average ticket, which was largely driven by price inflation during the second and third quarters of 2020 as a result of COVID-19. Although traffic in stores declined in 2020 due to capacity restrictions and regulations related to COVID-19, we observed an increase in the number of items per ticket from customers who avoided recurring store visits.

Gross profit. Gross profit of our cash and carry segment increased by 20.2%, or R$686 million, to R$4,089 million during the nine-month period ended September 30, 2020 from R$3,403 million during the corresponding period of 2019, mainly as a result of the maturation of stores opened in prior years. Gross margin of our cash and carry segment declined by 0.8 percentage points, to 16.1% during the nine-month period ended September 30, 2020 from 16.9% during the corresponding period of 2019, mainly as a result of the large portfolio of our stores that are still in the process of maturation, which means they have not yet achieved their full profitability potential.

Selling, general and administrative expenses and other operating expenses, net. Selling, general and administrative expenses and other operating expenses, net, of our cash and carry segment increased by 25.3%, or R$493 million, to R$2,445 million during the nine-month period ended September 30, 2020 from R$1,952 million during the corresponding period of 2019, due to: (1) the increase of R$337 million in selling expenses, principally due to expenses of R$296 million resulting from the opening of additional stores during the nine-month period ended September 30, 2020; (2) the increase of R$136 million in other operating expenses, net, principally due to (i) expenses of R$67 million related to restructuring expenses in our cash and carry segment and expenses related to the Éxito Acquisition and (ii) incremental expenses of R$66 million related to purchases of individual protection and store adaptation items, overtime expenses, expenses with internal and external communication, incremental expenses with transportation and cleaning services and sanitation due to the COVID-19 pandemic; and (3) the increase of R$20 million in general and administrative expenses, principally due to inflation and the growth of our cash and carry operations. As a percentage of the net operating revenue of our cash and carry segment, selling, general and administrative expenses and other operating expenses, net, increased to remained stable at 9.7% during the nine-month period ended September 30, 2020 and the corresponding period of 2019.

Depreciation and amortization. Depreciation and amortization of our cash and carry segment increased by 27.4%, or R$79 million, to R$367 million during the nine-month period ended September 30, 2020 from R$288 million during the corresponding period of 2019, mainly as a result of the increase in our depreciable property and equipment as a result of the opening and the conversion of an additional 13 stores during the last quarter of 2019 and the opening and conversion of additional 10 stores during the nine-month period ended September 30, 2020.

Operating profit. Operating profit of our cash and carry segment increased by R$140 million, to R$1,303 million during the nine-month period ended September 30, 2020 from R$1,163 million during the corresponding period of 2019, mainly as a result of the R$686 million increase in gross profit, which was partially offset primarily by the increase of R$493 million in selling, general and administrative expenses and other operating expenses, net, in each case as described above.

Net financial results. Net financial results of our cash and carry segment increased by an expense of R$398 million to R$416 million during the nine-month period ended September 30, 2020 from R$18 million during the corresponding period of 2019, primarily as a result of: (1) our issuance of our first issue of debentures in order to finance the Éxito Acquisition in an aggregate amount of R$235 million; and (2) and an increase of R$58 million in interest on lease liabilities resulting from new stores leased during the period.

Profit before income tax and social contribution. As a result of the foregoing, profit before income tax and social contribution of our cash and carry segment declined by 22.5%, or R$258 million, to R$887 million during the nine-month period ended September 30, 2020 from R$1,145 million during the corresponding period of 2019.

Income tax and social contribution. The effective tax rate of our cash and carry segment was 19.7% during the nine-month period ended September 30, 2020 compared to 32.4% during the corresponding period of 2019, resulting in a decline of income tax and social contribution of our cash and carry segment of 52.8%, or R$196 million, to R$175 million during the nine-month period ended September 30, 2020 from R$371 million during the corresponding period of 2019. The effective tax rate of our cash and carry segment declined primarily as a result of the tax impact of R$105 million related to the interest on shareholders equity paid to CBD of R$ 310 million.

Net income. As a result of the foregoing, net income of our cash and carry segment declined by 8.0%, or R$62 million, to R$712 million during the nine-month period ended September 30, 2020 from R$774 million during the corresponding period of 2019.

Results of Operations for Years Ended December 31, 2019 and 2018

We evaluate and manage business segment performance based on information prepared in accordance with IFRS. As a result of the Éxito Acquisition, we have reported our results in two segments for the year ended December 31, 2019. For a reconciliation of the results of our segments to our consolidated results, see note 33 of our audited consolidated financial statements. In addition to the following analysis of our consolidated results of operations, we have also provided below an analysis of our legacy cash and carry segment; we have not provided an analysis of the results of our Éxito Group segment as this segment was not included in our consolidated results of operations during the year ended December 31, 2018.

The following table sets forth the components of our consolidated income statement, as well as the percentage of revenue represented by each component and the change from the prior year, for the periods presented.

	For the year ended December 31,
	2019		2018		% change
	(in millions of R$)	% of net operating revenue	(in millions of R$)	% of net operating revenue

Net operating revenue	30,232	100.0	23,017	100.0	31.3
Cost of sales	(24,891)	(82.3)	(18,845)	(81.9)	32.1
Gross profit	5,341	17.7	4,172	18.1	28.0
Selling expenses	(2,782)	(9.2)	(1,908)	(8.3)	45.8
General and administrative expenses	(166)	(0.5)	(275)	(1.2)	(39.6)
Depreciation and amortization	(454)	(1.5)	(313)	(1.4)	45.0
Share of profit (loss) of associates	(5)	0.0	—	0.0	n.m.
Other operating expenses, net	(206)	(0.7)	(3)	0.0	n.m.
	(3,613)	(12.0)	(2,499)	(10.9)	44.6
Operating profit	1,728	5.7	1,673	7.3	3.3
Net financial result	(257)	(0.9)	(120)	(0.5)	114.2
Income before taxes	1,471	4.9	1,553	6.7	(5.3)
Income tax and social contribution	(411)	(1.4)	(477)	(2.1)	(13.8)
Net income	1,060	3.5	1,076	4.7	(1.5)

n.m.	Not meaningful.

Net operating revenue. Net operating revenue increased by 31.3%, or R$7,215 million, to R$30,232 million during 2019 from R$23,017 million during 2018, reflecting: (1) the R$5,065 million increase in net operating revenue of our cash and carry segment described below in our analysis of the results of this segment; and (2) the R$2,150 million contribution to net operating revenue of our Éxito Group segment.

Gross profit. Gross profit increased by 28.0%, or R$1,169 million, to R$5,341 million during 2019 from R$4,172 million during 2018, reflecting: (1) the R$608 million contribution to gross profit of our Éxito Group segment; and (2) the R$561 million increase in gross profit of our cash and carry segment described below in our analysis of the results of this segment. Gross margin declined 0.4 percentage points, to 17.7% during 2019 from 18.1% from 2018.

Selling expenses. Selling expenses increased by 45.8%, or R$874 million, to R$2,782 million during 2019 from R$1,908 million during 2018, reflecting: (1) the R$365 million increase in selling expenses of our cash and carry segment; and (2) the R$509 million contribution to selling expenses of our Éxito Group segment. As a percentage of the net operating revenue, selling expenses increased to 9.2% during 2019 from 8.3% during 2018.

General and administrative expenses. General and administrative expenses declined by 39.6%, or R$109 million, to R$166 million during 2019 from R$275 million during 2018, reflecting: (1) the R$77 million increase in general and administrative expenses of our cash and carry segment; and (2) the R$186 million decline related to the contribution to general and administrative expenses of our Éxito Group segment. As a percentage of the net operating revenue, general and administrative expenses increased to 0.5% during 2019 from 1.2% during 2018.

Depreciation and amortization. Depreciation and amortization increased by 45.0%, or R$141 million, to R$454 million during 2019 from R$313 million during 2018, reflecting: (1) the R$82 million increase in depreciation and amortization of our cash and carry segment; and (2) the R$59 million contribution to depreciation and amortization of our Éxito Group segment.

Other operating expenses, net. Other operating expenses, net, increased by R$203 million, to R$206 million during 2019 from R$3 million during 2018, mainly as a result of expenses relating to the integration of the Éxito Group.

Operating profit. Operating profit increased by R$55 million, to R$1,728 million during 2019 from R$1,673 million during 2018, mainly as a result of: (1) the R$602 million contribution to gross profit of our Éxito Group segment; and (2) the R$561 million increase in gross profit of our cash and carry segment described below in our analysis of the results of this segment, which was partially offset primarily by the R$442 million increase in selling general and administrative expenses of our cash and carry segment and the R$323 million contribution to selling general and administrative expenses of our Éxito Group segment.

Net financial results. Net financial results increased by 114.2%, or an expense of R$137 million, to R$257 million during 2019 from R$120 million during 2018, mainly as a result of our issuance of our first issue of debentures in order to finance the Éxito Acquisition, which caused an increase of interest expenses and monetary correction (correção monetária) of liabilities of Éxito Group, which was partially offset primarily by: (1) an increase of R$98 million in cash and cash equivalents profitability; and (2) an increase of R$146 million due to the monetary correction (correção monetária) of assets, specifically tax credit related to exclusion of ICMS from the calculation basis of PIS and COFINS.

Profit before income tax and social contribution. As result of the foregoing, profit before income tax and social contribution declined by 5.3%, or R$82 million, to R$1,471 million during 2019 from R$1,553 million during 2018.

Income tax and social contribution. Our effective tax rate was 27.9% during 2019 compared to 30.7% during 2018, resulting in a decline of income tax and social contribution of 13.8%, or R$66 million, to R$411 million during 2019 from R$477 million during 2018. Our effective tax rate declined primarily as a result of an increase in the effects of interest on equity, which reduced our effective tax rate by 5.7% during 2019 compared to a reduction of 2.5% during 2018.

Net income. As a result of the foregoing, net income declined by 1.5%, or R$16 million, to R$1,060 million during 2019 from R$1,076 million during 2018.

Results of Cash and Carry Segment for Years Ended December 31, 2019 and 2018

The following table sets forth the components of the net income of our cash and carry segment, as well as the percentage of revenue represented by each component and the change from the prior year, for the periods presented.

	For the year ended December 31,
	2019		2018		% change
	(in millions of R$)	% of net operating revenue	(in millions of R$)	% of net operating revenue

Net operating revenue	28,082	100.0	23,017	100.0	22.0
Cost of sales	(23,349)	(83.1)	(18,845)	(81.9)	23.9
Gross profit	4,733	16.9	4,172	18.1	13.4
Selling, general and administrative and other operating expenses, net	(2,797)	(10.0)	(2,186)	(9.5)	28.0
Depreciation and amortization	(395)	(1.4)	(313)	(1.4)	26.2
Share of profit (loss) of associates	78	0.3	—	0.0	n.m.
	(3,114)	(11.1)	(2,499)	(10.9)	24.6
Operating profit	1,619	5.8	1,673	7.3	(3.2)
Net financial result	(200)	(0.7)	(120)	(0.5)	66.7
Income before taxes	1,419	5.1	1,553	6.7	(8.6)
Income tax and social contribution	(372)	(1.3)	(477)	(2.1)	(22.0)
Net income	1,047	3.7	1,076	4.7	(2.7)

n.m.	Not meaningful.

Net operating revenue. Net operating revenue of our cash and carry segment increased by 22.0%, or R$5,065 million, to R$28,082 million during 2019 from R$23,017 million during 2018, mainly as a result of: (1) a 6% increase in same store sales, primarily due to increases in traffic and average ticket; and (2) an increase in sales volume due to our opening of 22 stores during 2019, consisting of 21 organic expansions and one conversion, increasing our total selling area from 597,988 as of December 31, 2018 to 712,614 square meters as of December 31, 2019.

Gross profit. Gross profit of our cash and carry segment increased by 13.4%, or R$561 million, to R$4,733 million during 2019 from R$4,172 million during 2018, mainly as a result of the maturation of stores opened in prior years. Gross margin of our cash and carry segment declined by 1.2 percentage points to 16.9% during 2019 from 18.1% during 2018 as a result of the reversion of ICMS tax-related provision of R$369 million during 2018.

Selling, general and administrative expenses and other operating expenses, net. Selling, general and administrative expenses and other operating expenses, net, of our cash and carry segment increased by 28.0%, or R$611 million, to R$2,797 million during 2019 from R$2,186 million during 2018, due to: (1) the increase of R$365 million in selling expenses, principally due to expenses resulting from the opening of additional stores in 2019; (2) the increase of R$169 million in other operating expenses, net, principally due to restructuring expenses and expenses related to the Éxito Acquisition; (3) the increase of R$77 million in general and administrative expenses, principally due to inflation and growth in our operations. As a percentage of the net operating revenue of our cash and carry segment, selling, general and administrative expenses and other operating expenses, net, increased to 10.0% during 2019 from 9.5% during 2018.

Depreciation and amortization. Depreciation and amortization of our cash and carry segment increased by 26.2%, or R$82 million, to R$395 million during 2019 from R$313 million during 2018, mainly due to the increase in our depreciable property and equipment as a result of the opening of additional stores in 2019.

Operating profit. Operating profit of our cash and carry segment declined by R$54 million, to R$1,619 million during 2019 from R$1,673 million during 2018, mainly as a result of the R$611 million increase in selling, general and administrative expenses and other operating expenses, net, which was partially offset primarily by the R$561 million increase in gross profit, in each case as described above.

Net financial results. Net financial results of our cash and carry segment increased by 66.7%, or R$80 million, to R$200 million during 2019 from R$120 million during 2018, mainly as a result of our issuance of our first issue of debentures in order to finance the Éxito Acquisition, which caused an increase of interest expenses, which was partially offset primarily by: (1) an increase of R$53 million in cash and cash equivalents profitability; and (2) an increase of R$146 million due to the monetary correction (correção monetária) of assets, specifically tax credit related to exclusion of ICMS from the calculation basis of PIS and COFINS.

Profit before income tax and social contribution. As result of the foregoing, profit before income tax and social contribution of our cash and carry segment declined by 8.6%, or R$134 million, to R$1,419 million during 2019 from R$1,553 million during 2018.

Income tax and social contribution. The effective tax rate of our cash and carry segment was 26.2% during 2019 compared to 30.7% during 2018, resulting in a decline of income tax and social contribution of our cash and carry segment of 22.0%, or R$105 million, to R$372 million during 2019 from R$477 million during 2018. The effective tax rate of our cash and carry segment declined primarily as a result of the tax impact of R$ 84 million related to the interest on shareholders equity paid to CBD of R$248 million.

Net income. As a result of the foregoing, net income of our cash and carry segment declined by 12.7%, or R$29 million, to R$1,047 million in 2019 from R$1,076 million in 2018.

Results of Operations for Years Ended December 31, 2018 and 2017

The following table sets forth the components of our consolidated income statement, as well as the percentage of revenue represented by each component and the change from the prior year, for the periods presented.

	For the year ended December 31,
	2018		2017		% change
	(in millions of R$)	% of net operating revenue	(in millions of R$)	% of net operating revenue

Net operating revenue	23,017	100.0	18,544	100.0	24.1
Cost of sales	(18,845)	(81.9)	(15,578)	(84.0)	21.0
Gross profit	4,172	18.1	2,966	16.0	40.7
Selling expenses	(1,908)	(8.3)	(1,563)	(8.4)	22.1
General and administrative expenses	(275)	(1.2)	(235)	(1.3)	17.0
Depreciation and amortization	(313)	(1.4)	(239)	(1.3)	31.0
Other operating expenses, net	(3)	0.0	(79)	(0.4)	(96.2)
	(2,499)	(10.9)	(2,116)	(11.4)	18.1
Operating profit	1,673	7.3	850	4.6	96.8
Net financial result	(120)	(0.5)	(142)	(0.8)	(15.5)
Income before taxes	1,553	6.7	708	3.8	119.4
Income tax and social contribution	(477)	(2.1)	(211)	(1.1)	126.1
Net income	1,076	4.7	497	2.7	116.5

Net operating revenue. Net operating revenue increased by 24.1%, or R$4,473 million, to R$23,017 million during 2018 from R$18,544 million during 2017, mainly as a result of: (1) an 8% increase in same store sales, primarily due to increases in traffic and average ticket; and (2) an increase in sales volume due to our opening of 18 stores during 2018, consisting of 16 organic expansions and two conversions, increasing our total selling area from 505,737 as of December 31, 2017 to 597,988 square meters as of December 31, 2018.

Gross profit. Gross profit increased by 40.7%, or R$1,206 million, to R$4,172 million during 2018 from R$2,966 million during 2017, mainly as a result of: (1) the maturation of stores opened in prior years; and (2) the return related to food inflation. Gross margin increased by 2.1 percentage points to 18.1% during 2018 from 16.0% during 2017, as a result of a reversion of ICMS tax-related provision of R$369 million during 2018.

Selling expenses. Selling expenses increased by 22.1%, or R$345 million, to R$1,908 million during 2018 from R$1,563 million during 2017, mainly due to the opening of 18 stores in 2018. As a percentage of our net operating revenue, selling expenses declined to 8.3% during 2018 from 8.4% during 2017.

General and administrative expenses. General and administrative expenses increased by 17.0%, or R$40 million, to R$275 million during 2018 from R$235 million during 2018, mainly due to inflation and the growth of our cash and carry operations. As a percentage of our net operating revenue, selling, general and administrative expenses declined to 1.2% during 2018 from 1.3% during 2017.

Depreciation and amortization. Depreciation and amortization increased by 31.0%, or R$74 million, to R$313 million during 2018 from R$239 million during 2017, mainly due to the increase in our depreciable property and equipment as a result of the opening of additional stores in 2018.

Other operating expenses, net. Other operating expenses, net, declined by R$76 million, to R$3 million during 2018 from R$79 million during 2017, mainly as a result of a reversal of provision for contingencies of R$40 million during 2018 compared to a provision for contingencies of R$35 million during 2017.

Operating profit. Operating profit increased by 96.8%, or R$823 million, to R$1,673 million during 2018 from R$850 million during 2017, mainly as a result of the R$1,206 million increase in gross profit, which was partially offset primarily by the R$345 million increase in selling expenses, in each case as described above.

Net financial results. Net financial results declined by 15.5%, or an expense of R$22 million, to R$120 million during 2018 from R$142 million during 2017. This decline was mainly due to the overall lower interest in 2018 as the average CDI rate declined to 6.5% during 2018 from 9.9% during 2017.

Profit before income tax and social contribution. As a result of the foregoing, profit before income tax and social contribution increased by 119.4%, or R$845 million, to R$1,553 million during 2018 from R$708 million during 2017.

Income tax and social contribution. Our effective tax rate was 30.7% during 2018 compared to 29.8% during 2017, resulting in an increase of income tax and social contribution by 126.1%, or R$266 million, to R$477 million during 2018 from R$211 million during 2017. Our effective tax rate increased as a result of higher interest on shareholders’ equity declared (R$115 million in 2018 compared with R$81 million in 2017).

Net income. As a result of the foregoing, net income increased by 116.5%, or R$579 million, to R$1,076 million during 2018 from R$497 million during 2017.

B.	Liquidity and Capital Resources

Our principal cash requirements have historically consisted of the following:

●	working capital requirements;

●	servicing of our indebtedness;

●	capital expenditures related to the expansion of our network of stores; and

●	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

In addition, we raised a significant amount of indebtedness in 2019 to finance our acquisition of Éxito Group.

We have historically financed our capital expenditures and investments principally with cash generated from our operations and, to a lesser extent, third-party funds, including bank financing and capital markets transactions, including the issuance of debentures and promissory notes.

Our consolidated cash and cash equivalents of R$3,898 million as of September 30, 2020 and R$5,026 million as of December 31, 2019. We had working capital (consisting of current assets less current liabilities) of R$(2,756) million as of September 30, 2020 and R$(1,648) million as of December 31, 2019.

Management believes that our cash position and operating cash flows from the cash and carry segment will be enough to meet our short-term obligations as well to finance our capital expenditures aligned with our investment plan primarily related to the opening of new stores and store renovations. Additionally, as part of our cash management strategy, we can enter into factoring transactions and discount a portion of our credit card receivables with financial institutions in order to improve our working capital, without recourse or related obligation.

We anticipate that we will be required to spend approximately R$4,184 million to meet our long-term contractual obligations and commitments during the years ending December 31, 2021 and 2022.

Cash Flows

The following table sets forth certain information about our consolidated cash flows for the periods presented.

	For the nine-month period ended September 30,		For the years ended December 31,
	2020	2019	2019	2018	2017
	(in millions of R$)
Net cash generated (used) in operating activities	(642)	327	3,159	1,545	1,102
Net cash generated (used) in investing activities	(690)	(876)	(4,370)	(926)	(739)
Net cash generated (used) in financing activities	(224)	8,428	4,715	(99)	(61)
Net increase (decrease) in cash and cash equivalents	(1,556)	7,879	3,504	520	302
Cash and cash equivalents at the beginning of the period	5,026	1,411	1,411	891	589
Exchange rate variation on cash and cash equivalents	428	—	111	—	—
Cash and cash equivalents at the end of the period	3,898	9,290	5,026	1,411	891

We have historically financed our capital expenditures and investments principally with cash generated from our operations and, to a lesser extent, third-party funds, including bank financing and capital markets transactions, including the issuance of debentures and promissory notes. For more information about our indebtedness, see “—B. Indebtedness.”

Nine-Month Period Ended September 30, 2020

Net cash used in operating activities was R$(642) million during the nine-month period ended September 30, 2020 compared to net income of R$830 million for the period, primarily due to a net reduction of accounts payable to suppliers of R$2,444 million and a net increase in inventory of R$693 million, the effects of which were partially offset by our incurrence of non-cash depreciation and amortization charges of R$1,002 million and our incurrence of non-cash interest and monetary variation charges of R$638 million.

Net cash used in investment activities was R$690 million during the nine-month period ended September 30, 2020. During the nine-month period ended September 30, 2020, our primary use of cash for investment activities was related to the purchases of property and equipment of R$1,138 million related to our expansion of our network of stores, offset by proceeds from the sale of property and equipment of R$551 million related to our sale of 12 properties located in the states of São Paulo, Mato Grosso do Sul, Goiás, Bahia and Paraíba to certain funds managed by TRX Gestora de Recursos Ltda. We subsequently entered into long-term lease agreements with respect to these properties.

Net cash used in financing activities was R$224 million during the nine-month period ended September 30, 2020. During the nine-month period ended September 30, 2020, we incurred R$2,782 million of loans and financing, principally consisting of bank loans, and repaid R$2,321 million of loans and financings, including the first series of our first issuance of debentures, the first series of our first issuance of promissory notes and bank loans. In addition, we made payments of R$549 million with respect to our leasing liabilities.

Nine-Month Period Ended September 30, 2019

Net cash provided by operating activities was R$327 million during the nine-month period ended September 30, 2019 compared to net income of R$774 million for the period, primarily due to: (1) a net reduction of accounts payable to suppliers of R$342 million; (2) a net increase in inventory of R$310 million; (3) a net increase in recoverable taxes of R$282 million; and (4) a net reduction in anticipated revenues of R$108 million. The effects of these factors were partially offset by: (1) our incurrence of non-cash depreciation and amortization charges of R$304 million; (2) our incurrence of non-cash interest and monetary variation charges of R$202 million; and (3) a net increase in taxes and contributions payable of R$113 million.

Net cash used in investment activities was R$876 million during the nine-month period ended September 30, 2019. During the nine-month period ended September 30, 2019, our primary use of cash for investment activities was related to the purchases of property and equipment of R$842 million and intangible assets of R$35 million related to our expansion of our network of stores.

Net cash provided by financing activities was R$8,428 million during the nine-month period ended September 30, 2019. During the nine-month period ended September 30, 2019, we incurred loans and financings and debentures of R$8,909 million, primarily consisting of our first issuance of debentures and first issuance of promissory notes. In addition, during the nine-month period ended September 30, 2019, we: (1) repaid R$262 million of loans and financings; (2) made payments of R$169 million with respect to our leasing liabilities; and (3) paid interim dividends of R$50 million.

Year Ended December 31, 2019

Net cash provided by operating activities was R$3,159 million during the year ended December 31, 2019 compared to net income of R$1,060 million for the period, primarily due to: (1) a net increase in accounts payable to suppliers of R$1,671 million; (2) our incurrence of non-cash depreciation and amortization charges of R$484 million; (3) our incurrence of non-cash interest and monetary variation charges of R$431 million; and (4) our incurrence of non-cash deferred income tax and social contribution of R$162 million. The effects of these factors were partially offset by: (1) a net increase in recoverable taxes of R$326 million; (2) a net increase in inventory of R$153 million; (3) a net reduction in anticipated revenues of R$153 million; and (4) a net reduction in income taxes and social contributions paid of R$131 million.

Net cash used in investment activities was R$4,370 million during the year ended December 31, 2019. During 2019, our primary uses of cash for investment activities were related to: (1) our acquisition of the Éxito Group, net of cash acquired, of R$3,311 million; and (2) the purchases of property and equipment of R$1,357 million and intangible assets of R$52 million related to our expansion of our network of stores, the effects of which were partially offset by proceeds from the sale of property and equipment of R$362 million mainly related to our sale of 7 properties located in São Paulo, Paraná, Bahia, Tocantins, Alagoas e Bahia to SPCV S.A.

Net cash provided by financing activities was R$4,715 million during the year ended December 31, 2019. During 2019, we incurred loans and financings and debentures of R$9,395 million, primarily consisting of our first issuance of debentures, first issuance of promissory notes and bank loans, and received proceeds of R$2,003 million as the result of the capitalization of the Advance for Future Capital Increase, without issuing new shares. In addition, during 2019, we: (1) repaid R$6,124 million of loans and financings, primarily consisting of indebtedness of the Éxito Group that was outstanding at the time of our acquisition of the Éxito Group; (2) paid interim dividends and interest on shareholders’ equity of R$50 million and R$247 million, respectively; and (3) made payments of R$260 million with respect to our leasing liabilities.

Year Ended December 31, 2018

Net cash provided by operating activities was R$1,545 million during the year ended December 31, 2018 compared to net income of R$1,076 million for the period, primarily due to: (1) a net increase in accounts payable to suppliers of R$779 million; (2) our incurrence of non-cash depreciation and amortization charges of R$341 million; (3) our incurrence of non-cash deferred income tax and social contribution of R$175 million; and (4) our incurrence of non-cash interest and monetary variation charges of R$171 million. The effects of these factors were partially offset by: (1) a net increase in inventory of R$477 million; (2) our incurrence of a non-cash reversal of tax loss provision of R$369 million; (3) a net reduction in income taxes and social contributions paid of R$244 million; and (4) a net increase in recoverable taxes of R$161 million.

Net cash used in investment activities was R$926 million during the year ended December 31, 2018. During 2018, our primary use of cash for investment activities was related to the purchases of property and equipment of R$907 million and intangible assets of R$41 million related to our expansion of our network of stores.

Net cash used in financing activities was R$99 million during the year ended December 31, 2018. During 2018, we incurred loans and financings of R$417 million, primarily consisting of bank loans. In addition, during 2018, we: (1) repaid R$201 million of loans and financings; (2) made payments of R$200 million with respect to our leasing liabilities; and (3) paid interest on shareholders’ equity of R$115 million.

Year Ended December 31, 2017

Net cash provided by operating activities was R$1,102 million during the year ended December 31, 2017 compared to net income of R$497 million for the period, primarily due to: (1) a net increase in accounts payable to suppliers of R$673 million; (2) our incurrence of non-cash depreciation and amortization charges of R$263 million,; and (3) our incurrence of non-cash interest and monetary variation charges of R$127 million. The effects of these factors were partially offset by: (1) a net increase in inventory of R$284 million; (2) a net increase in recoverable taxes of R$174 million; and (3) a net reduction in income taxes and social contributions paid of R$113 million.

Net cash used in investment activities was R$739 million during the year ended December 31, 2017. During 2017, our primary use of cash for investment activities was related to the purchases of property and equipment of R$717 million and intangible assets of R$23 million related to our expansion of our network of stores.

Net cash used in financing activities was R$61 million during the year ended December 31, 2017. During 2017, we incurred loans and financings of R$338 million, primarily consisting of bank loans, and received proceeds of R$68 million as the result of the capitalization of the Advance for Future Capital Increase, without issuing new shares. In addition, during 2017, we: (1) repaid R$216 million of loans and financings; (2) made payments of R$170 million with respect to our leasing liabilities; and (3) paid interest on shareholders’ equity of R$81 million.

Indebtedness

On a consolidated basis, our indebtedness was R$9,900 million as of September 30, 2020, and R$8,821 million as of December 31, 2019. As of September 30, 2020, 76% of our indebtedness was denominated in reais, 22% was denominated in Colombian pesos and 2% was denominated in U.S dollars, swapped to real-denominated loans. As of December 31, 2019, 96% of our indebtedness was denominated in reais and 4% was denominated in Colombian pesos.

As of September 30, 2020, our real-denominated indebtedness bore interest at an average rate of 3.8% per annum, our Colombian peso-denominated debt bore interest at an average rate of 5.9% per annum and our U.S. dollar-denominated debt bore interest at an average rate of 2.5% per annum. As of September 30, 2020, 99.5% of our indebtedness bore interest at floating rates.

As a result of the Corporate Reorganization, we are no longer an obligor in connection with any debt incurred by the Éxito Group. With respect to all of our other material indebtedness, we will remain an obligor immediately following the Spin-Off. For more information regarding the nature and amount of our indebtedness as of September 30, 2020, as adjusted to give pro forma effect to the Corporate Reorganization and the Separation, see “—F. Tabular Disclosure of Contractual Obligations.”

Short-Term Indebtedness

Our short-term debt was R$3,702 million as of September 30, 2020 (or 37.4% of our total indebtedness) and R$1,472 million as of December 31, 2019 (or 16.7% of our total indebtedness).

Long-Term Indebtedness

Our principal long-term borrowings and financings are:

●	debentures issued in the Brazilian market;

●	promissory notes issued in the Brazilian market;

●	a working capital facility incurred by the Éxito Group; and

●	a working capital facility incurred by Sendas.

Prior to the Spin-Off, our first issue of debentures and first issue of promissory notes require that CBD maintained the following ratios on a quarterly basis:

●	consolidated net debt (defined as debt minus cash and cash equivalents and trade accounts receivable)/shareholders’ equity ratio lower than 1; and

●	consolidated net debt/EBITDA ratio lower than 3.25.

Upon the conclusion of the Spin-Off, our first issue of debentures and first issue of promissory notes will require that we maintain the following ratios on a quarterly basis:

●	consolidated net debt (defined as debt minus cash and cash equivalents and trade accounts receivable)/shareholders’ equity ratio lower than or equal to 4.5 for the fourth quarter of 2020, 5.0 for each of the first, second and third quarters of 2021, 3.0 for the fourth quarter of 2021, 3.5 for each of the first, second and third quarters of 2022, 2.0 for the fourth quarter of 2022, 2.5 for each of the first, second and third quarters of 2023 and 2.0 for the fourth quarter of 2023.

●	consolidated net debt/EBITDA ratio lower than or equal to 3.0 for the fourth quarter of 2020, 3.25 for the first, second and third quarters of 2021, 2.5 for the fourth quarter of 2021, 2.75 for each of the first, second and third quarters of 2022, 2.0 for the fourth quarter of 2022, 2.25 for each of the first, second and third quarters of 2023 and 2.0 for the fourth quarter of 2023.

In addition, the instruments governing our first issue of debentures contain restrictive covenants that limit our ability to distribute dividends in excess of the legally required minimum dividend. During the nine-month period ended September 30, 2020 and the year ended December 31, 2019, we were in compliance with these covenants.

None of our significant long-term debt instruments are secured by pledges of our assets. For more information about our secured and unsecured indebtedness, see “Item 3. Key Information—B. Capitalization and Indebtedness.”

The table below sets forth our principal long-term borrowings and financings and debentures as of September 30, 2020 and December 31, 2019.

	As of September 30, 2020	As of December 31, 2019	Maturity	Interest Rate
	(in millions of R$)

First issue of debentures:
1st series	—	1,001	August 2020	CDI + 1.60%
2nd series	1,753	2,044	August 2021	CDI + 1.74%
3rd series	2,008	2,045	August 2022	CDI + 1.95%
4th series	2,009	2,046	August 2023	CDI + 2.20%
First issue of promissory notes:
1st series	—	52	July 2020	CDI + 0.72%
2nd series	53	52	July 2021	CDI + 0.72%
3rd series	53	52	July 2022	CDI + 0.72%
4th series	265	258	July 2023	CDI + 0.72%
5th series	212	206	July 2024	CDI + 0.72%
6th series	212	206	July 2025	CDI + 0.72%
Sendas working capital facilities	899	500		CDI + 1.96%
Éxito Group working capital facilities	2,056	—		IBR 3M + 3.7%

The following discussion briefly describes certain of our significant outstanding indebtedness.

Debentures

In August 2019, our shareholders approved our first issuance and public offering of non-convertible debentures in four series in Brazil. Substantially all of the proceeds of this issuance of debentures was used to finance the acquisition of the Éxito Group. These debentures are guaranteed by CBD. As approved by the debenture holders at a meeting held on November 19, 2020, the CBD guarantee will terminate upon the conclusion of the Spin-Off. At that meeting, the debenture holders also approved amendments to the interest rates charged for each series of debentures as of November 24, 2020, as follows:

●	Second series: CDI + 2.34%

●	Third series: CDI + 2.65%; and

●	Fourth series: CDI + 3.00%.

For more information about the meeting of debenture holders, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Meeting of Debenture Holders.”

The proceeds of the first series of these debentures was R$2,000 million. This series accrued interest at the average CDI rate plus 1.60% per annum, payable semi-annually. The principal of this series was repaid in two equal installments in December 2019 and August 2020.

The proceeds of the each of the other series of these debentures was R$2,000 million. Each of the other series of these debentures accrues interest at the rates set forth in the table above, payable semi-annually through the maturities set forth in the table above.

Promissory Notes

In June 2019, our officers approved the first issuance of commercial promissory notes in six series for public distribution with restricted efforts in Brazil. Substantially all of the proceeds of this issuance of promissory notes was used to acquire agricultural inputs and goods. These promissory notes are guaranteed by CBD. As approved by the promissory note holders at a meeting held on November 19, 2020, the CBD guarantee will terminate upon the conclusion of the Spin-Off. We will be required to pay a waiver fee to the promissory note holders in connection with amendments to the promissory notes approved at that meeting, in the amount of 0.73% per annum of the outstanding amount under the promissory notes, payable semi-annually. For more information about the meeting of promissory note holders, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Meeting of Promissory Note Holders.”

The proceeds of the first series of these promissory notes was R$50 million. This series accrued interest at the average CDI rate plus 0.72% per annum, payable at maturity in July 2020.

Each of the other series of these promissory notes accrues interest at the rates set forth in the table above, payable at the maturities set forth in the table above in the following principal amounts:

●	Second series: R$50 million;

●	Third series: R$50 million;

●	Fourth series: R$250 million;

●	Fifth series: R$200 million; and

●	Sixth series: R$200 million.

Sendas Working Capital Facilities

We have borrowed funds for working capital pursuant to credit facilities with several financial institutions, including a R$500 million facility with Banco do Brasil and a R$250 million facility with Banco Safra. Loans under these facilities accrue interest at a rate of CDI + 1.96% and contain the same financial and non-financial covenants as the debentures and promissory notes described above. As of September 30, 2020, the aggregate principal amount outstanding under these working capital facilities was R$899 million.

Éxito Group Working Capital Facilities

The Éxito Group has borrowed funds for working capital pursuant to credit facilities with several financial institutions, including Banco Davivienda, Banco de Bogotá, Banco Occidente and Banco de Cordoba. Loans under these facilities accrue interest at a rate of IBR + 3.7% As of September 30, 2020, the aggregate principal amount outstanding under these working capital facilities was R$2,056 million. As a result of the Corporate Reorganization, Sendas no longer consolidates these debt facilities on its balance sheet.

C.	Research and Development, Patents and Licenses, Etc.

We do not have any significant research and development activities.

D.	Trend Information

Please see “—A. Operating Results—Current Conditions and Trends in our Industry” and “Item 4. Information on the Company—B. Business Overview” for trend information.

E.	Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.	Tabular Disclosure of Contractual Obligations

The following tables summarize our significant contractual obligations and commitments as of the dates indicated, on a historical basis.

	As of September 30, 2020
	Payments Due by Period
Contractual obligations	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
	(in millions of R$)
Non-current borrowings and financing:
Principal	1,748.9	783.9	648.0	58.9	3,239.7
Accrued interest(1)	78.7	—	—	—	78.7
Projected interest(2)	37.5	150.7	34.8	15.8	238.8
Total non-current borrowings and financing	1,865.2	934.6	682.8	74.7	3,557.3
Non-current debentures:
Principal	1,796.7	4,300.0	400.0	—	6,496.8
Accrued interest(1)	26.5	18.0	24.0	—	68.5
Projected interest(2)	232.8	452.1	198.5	—	883.3
Total non-current debentures	2,056.1	4,770.0	622.5	—	7,448.6
Total	3,921.3	5,704.6	1,305.3	74.7	11,005.9

(1)	Accrued and unpaid interest as of September 30, 2020.
(2)	Future interest includes estimated interest to be incurred from September 30, 2020, through the respective contractual maturity dates, based on outstanding principal amounts at September 30, 2020, and projected market interest rates (especially the Brazilian CDI rate) for our variable rate debt obligations.
	As of December 31, 2019
	Payments Due by Period
Contractual obligations	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
	(in millions of R$)
Non-current borrowings and financing:
Principal	285.8	80.9	523.2	17.8	907.7
Accrued interest(1)	3.5	—	—	—	3.5
Projected interest(2)	61.3	87.9	45.2	10.3	204.6
Total non-current borrowings and financing	350.6	168.8	568.4	28.1	1,115.9
Non-current debentures:
Principal	1,050.0	4,100.0	2,450.0	200.0	7,800.0
Accrued interest(1)	139.7	3.1	13.8	6.2	162.7
Projected interest(2)	282.6	747.1	316.2	106.3	1,452.2
Total non-current debentures	1,472.3	4,850.1	2,780.0	312.5	9,415.0
Total	1,822.9	5,018.9	3,348.4	340.6	10,530.9

(1)	Accrued and unpaid interest as of December 31, 2019.
(2)	Future interest includes estimated interest to be incurred from December 31, 2019, through the respective contractual maturity dates, based on outstanding principal amounts at December 31, 2019, and projected market interest rates (especially the Brazilian CDI rate) for our variable rate debt obligations.

The following supplemental table summarizes our significant contractual obligations and commitments as of September 30, 2020, as adjusted to give effect to the pro forma adjustments set forth in “Item 3. Key Information—A. Selected Financial Data—Unaudited Pro Forma Condensed Financial Information”:

	As of September 30, 2020
	Payments Due by Period
Contractual obligations	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
	(in millions of R$)
Non-current borrowings and financing:
Principal	220.9	431.9	522.0	18.9	1,193.7
Accrued interest(1)	9.7	—	—	—	9.7
Projected interest(2)	33.5	86.7	11.9	0.8	132.8
Total non-current borrowings and financing	264.2	518.5	533.9	19.7	1,336.3
Non-current debentures:
Principal	1,796.8	4,300.0	400.0	—	6,496.8
Accrued interest(1)	26.5	18.0	24.0	—	68.5
Projected interest(2)	232.8	452.1	198.5	—	883.3
Total non-current debentures	2,056.1	4,770.0	622.5	—	7,448.6
Total	2,320.3	5,288.5	1,156.4	19.7	8,784.9

(1)	Accrued and unpaid interest as of September 30, 2020.
(2)	Future interest includes estimated interest to be incurred from September 30, 2020, through the respective contractual maturity dates, based on outstanding principal amounts at September 30, 2020, and projected market interest rates (especially the Brazilian CDI rate) for our variable rate debt obligations.

G.	Safe Harbor

See “Cautionary Statement with Respect to Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Pursuant to our bylaws and the Brazilian Corporate Law, we are managed by a board of directors (conselho de administração) and a board of executive officers (diretoria). Our bylaws also provide for the establishment of an audit committee (comitê de auditoria) to advise our board of directors. Our board of directors may at any time create additional advisory committees to assist in the performance of its duties. As of the date of this registration statement, our board of directors has approved the creation the following additional committees: human resources, culture and compensation committee; finance committee; corporate governance and sustainability committee; and strategy and investments committee.

Board of Directors

Our board of directors is the decision-making body responsible for determining the guidelines and general policies of our business, including our overall long-term strategy as well as controlling and overseeing our performance. Our board of directors is also responsible for, among other matters, supervising the activities of our executive officers.

Pursuant to our bylaws, our board of directors must be composed of three to nine members. The members of our board of directors are elected at a general shareholders’ meeting and serve two-year terms. They may be reelected, and they are subject to removal at any time by our shareholders. The board of directors shall have a Chairman and one Vice-Chairman, all appointed by the annual shareholders’ meeting. According to the Novo Mercado regulations, at least two or 20.0%, whichever is greater, of the members of the board of directors must be independent directors. Furthermore, the Novo Mercado regulations do not permit the same individual to simultaneously hold the positions of chairman of the board of directors and chief executive officer (or comparable position). See “Item 9. The Offer and Listing—C. Markets—Corporate Governance Practices.”

For more information about our board of directors, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Board of Directors.”

The following table sets forth the name, title, date of last election and date of birth for each current member of our board of directors:

Name	Title	Date of Last Election	Date of Birth
Jean-Charles Henri Naouri	Chairman	October 5, 2020	March 8, 1949
Ronaldo Iabrudi dos Santos Pereira	Vice-Chairman	October 5, 2020	May 14, 1955
Luiz Nelson Guedes de Carvalho(1)	Director	October 5, 2020	November 18, 1945
Christophe José Hidalgo	Director	December 31, 2020	October 25, 1967
Philippe Alarcon	Director	December 31, 2020	March 22, 1958
David Julien Emeric Lubek	Director	December 31, 2020	May 15, 1973
Josseline Marie-José Bernadette de Clausade	Director	December 31, 2020	February 19, 1954
José Flávio Ferreira Ramos(1)	Director	December 31, 2020	June 5, 1958
Geraldo Luciano Mattos Júnior(1)	Director	December 31, 2020	March 8, 1963

(1)	Independent director (as defined under the Novo Mercado regulations).

The term of office of all of our directors will expire at the annual shareholder´s meeting to be held in 2023. None of our directors and officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law.

The following is a summary of the business experience of our directors:

Jean-Charles Henri Naouri. Mr. Naouri has been the chairman of our board of directors since October 2020. He has been a member of the board of directors of CBD since 2005 and its chairman since 2013. Mr. Naouri has also been the chairman and chief executive officer of Casino and president of Casino’s parent company, Euris S.A.S., since 2002. He also serves as chairman of the board of directors of Rallye S.A., chairman of the Euris Foundation, vice-chairman of the Casino Group Corporate Foundation and member of the board of directors of F. Marc de Lacharrière (Fimalac) S.A. He had served as chairman and chief executive officer of Casino Finance until 2017, chairman of the board of directors of CNova N.V. until 2015, chairman of the board of directors of Wilkes Participações until 2015, chief executive officer of Rallye S.A. until 2013, as chairman, chief executive officer, and chairman of the supervisory board of Monoprix S.A. until 2013 and member of the supervisory board of Monoprix S.A. until 2014. In 2013, Mr. Naouri was appointed by France’s Ministry of Foreign Affairs to be a special representative for economic relations with Brazil. From 1982 to 1986, Mr. Naouri served as chief of staff for the Minister of Social Affairs and National Solidarity of France and the Minister of Economy, Finance and Budget of France. Mr. Naouri is a Finance Inspector (Inspecteur des Finances) for the French government. Mr. Naouri holds degrees from École Normale Supérieure and École Nationale d’Administration, a Ph.D. in mathematics, and has studied at Harvard University.

Ronaldo Iabrudi dos Santos Pereira. Mr. Iabrudi has been the vice-chairman of our board of directors since October 2020. He has been a member of the board of directors of CBD since 2016 and its co-vice chairman since 2018. Mr. Iabrudi is also vice-chairman of the board of directors of Cnova and vice-chairman of the board of directors of Cdiscount in the Netherlands. From January 2014 to April 2018, Mr. Iabrudi served as chief executive officer of CBD. Previously, he was the chairman of the boards of directors of Via Varejo S.A., Lupatech S.A., Contax S.A. and Oi/Telemar, and a member of the board of directors of Estácio, Magnesita Refratários S.A., or Magnesita, Cemar, Oi/Telemar, RM Engenharia and Ispamar. He was also chief executive officer of Magnesita from 2007 to 2011 and from 1999 to 2006 he worked for Grupo Telemar, where he held several posts, including chief executive officer of Oi/Telemar and Contax S.A. From 1997 to 1999, Mr. Iabrudi was chief executive officer of FCA (Ferrovia Centro-Atlântica) and from 1984 to 1997, he was chief financial and administrative officer and chief human resources officer at the Gerdau group. Mr. Iabrudi earned a degree in psychology from Pontifícia Universidade Católica de Minas Gerais, a master’s degree in organizational development from Université Paris 1 Panthéon-Sorbonne and a master’s degree in change management from Université Paris Dauphine.

Luiz Nelson Guedes de Carvalho. Mr. Carvalho has been an independent member of our board of directors since October 2020. He has been an independent member of the board of directors of CBD since 2017 and the coordinating member of CBD’s audit committee since 2014, as the accounting and finance specialist. Mr. Carvalho is a Senior Professor at the School of Economy, Business Administration and Accounting (Faculdade de Economia, Administração e Contabilidade) of the Universidade de São Paulo, or FEA USP. He is an advisor of the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or CPC, and he was a representative of the CPC in the Emerging Economies Group of IASB. He is the former chairman of the board of directors of Petrobrás, having served from September 2015 to December 2018. He was also member of the board of directors of the B3 until March 2019 and chair of its audit committee until March 2018, as its accounting and finance specialist He also served as an independent member of the B3’s sustainability committee. Mr. Carvalho is also a member of the Brazilian Accounting Academy (Academia Brasileira De Ciências Contábeis) and chairs the fiscal council (conselho fiscal) of Fundação Amazonas Sustentável, or FAS, an NGO aiming to protect the Amazon rainforest. He is also a trustee of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, a not-for-profit academic research organization. He also is a co-arbitrator at the Brazil – Canada Chamber of Commerce (São Paulo) and at the International Chamber of Commerce (Paris). He is a litigation expert in matters involving Financial Accounting, International Accounting, Corporate Governance, Risk Management and Auditing. Previously, Mr. Carvalho has been: chairman of the Committee on Capacity Building in the area of International Financial Reporting of the Intergovernmental Group of Experts in International Standards of Accounting and Reporting, a branch of UNCTAD, United Nations, in Geneva, Switzerland; an independent member of the banking self-regulation committee of the Brazilian Federation of Banks (Federação Brasileira de Bancos); member of the board of directors of FAS, where he currently chairs the fiscal council; a member of the International Integrated Reporting Council (Conselho Internacional para Relatórios Integrados) led by the Prince of Wales; vice-president “at large” of the International Association for Accounting Education and Research - IAAER; he was also a member of the Financial Crisis Advisory Group set out by the U.S. Financial Accounting Standards Board and the IASB in 2008; the first independent chairman of the Standards Advisory Council (Conselho Consultivo de Normas) of the IASB; member of the consultative and advisory group of the International Federation of Accountants (Federação Internacional de Contadores – IFAC); vice-director of the Interamerican Accounting Association; member of the board of directors of Banco Nossa Caixa S.A., Caixa Econômica Federal, Banco Bilbao Vizcaya Argentaria Brasil – BBVA, Banco de Crédito Real de Minas Gerais, Grupo ORSA (pulp and paper), Companhia Müller de Bebidas, Vicunha Têxtil S.A., and Banco Fibra S.A.; he was a member of the audit committees of Banco Nossa Caixa and Vicunha Têxtil; and a member of the internal controls committee of Banco Fibra. Mr. Carvalho was also the regional president of the International Association of Financial Executives Institutes for Central and South America and head of banking supervision at the board of directors of the Central Bank and a commissioner at the CVM. Mr. Carvalho holds bachelor’s degrees in economics from FEA USP and in accounting from Faculdade São Judas Tadeu and master’s and Ph.D. degrees in accounting and controllership from FEA USP.

Christophe José Hidalgo. Mr. Hidalgo has been a member of our board of directors since December 2020. H has as served as CBD’s chief financial officer since 2012, and as CBD’s chief financial officer and investor relations officer since April 2020. Mr. Hidalgo has also been CBD’s corporate services officer since 2012. He joined the Casino Group in 2000, where he has held several positions in finance and controllership, including chief financial officer of Éxito Group from 2010 to 2012. From 1996 to 2000, he served as the chief financial officer of Castorama. Mr. Hidalgo holds a bachelor’s degree in law and a master’s degree in finance and accounting from the Université de Bordeaux.

Philippe Alarcon. Mr. Alarcon has been a member of our board of directors since December 2020. He has been a member of the board of directors of CBD since 2019. Mr. Alarcon has been Casino Group’s international coordinating director since 2011 and has held various positions in Casino Group since joining the Casino Group in 1983. After holding the position of administrator in Casino Group’s Finance Department, he held various positions such as chief financial officer in various subsidiaries of the Group, including industrial subsidiaries, supermarkets and restaurants. He began his international career in Poland, where he held the position of chief financial officer of Casino Poland for 8 years, and then held the position of CEO of Real Estate. In 2015, he returned to France to hold the position of general manager of the Casino Group real estate business until 2011, when he became the Casino Group’s international director. He has also been a member of the board of directors of Éxito Group since 2012, member of the Green Yellow Supervisory Committee and CEO of Mayland Real State in Poland.

David Julien Emeric Lubek. Mr. Lubek has been a member of our board of directors since December 2020. He holds the title of Inspecteur des Finances (Finance Inspector). A graduate of École Polytechnique, he joined the French Ministry of Finance in 2000, holding a variety of management positions in the Budget Department over several years. In 2010, he was named General Audit Director at Groupama. In 2013, he joined the Casino Group as head of Group Controlling Officer, later becoming Deputy Chief Financial Officer.

Josseline Marie-José Bernadette de Clausade. Ms. Clausade has been a member of our board of directors since December 2020. She has also served on the board of directors of Casino Group since 2012. Ms. Clausade’s professional experience includes serving as a member of the Conseil d’Etat, France’s highest administrative body, chief of staff of Georges Kiejman, former junior minister of foreign affairs of France, advisor to the permanent representation of France before the European Union, advisor to Hubert Védrine, former minister of foreign affairs of France, in charge of cultural and scientific matters, and former consul-general of France in Los Angeles. Since 2008, Mr. Clausade has been an executive officer and member of the board of directors of Areva.

José Flávio Ferreira Ramos. Mr. Ramos has been an independent member of our board of directors since December 2020. He worked at Citigroup for 23 years, leaving the bank in 2008. At Citigroup, he served as executive director responsible for the treasury and capital markets groups. From 1998 to 2001, he was an executive director at Citibank Colombia, responsible for treasury and fixed income. In 2008 Mr. Ramos joined the Safra Group as chief executive officer of the Family Office of Mr. Joseph Safra. He was responsible for the Safra family's investments in currencies, fixed income and variable income globally. He was also responsible for the Safra family’s investments in private equity and real estate in Brazil. In 2012, Mr. Ramos joined BR Partners as a senior partner. He was responsible for the implementation of the investment bank acquired by the group in 2012. He became chief executive officer of BR Partners Banco de Investimento S.A. in 2014. In April 2016, Mr. Ramos co-founded ULBREX Asset Management, an investment company dedicated to real estate fund management. He left the company in January 2019 to become chief financial officer of BNDES, Brazil’s National Bank for Economic and Social Development. As chief financial officer of BNDES, he was responsible for the finance and treasury department, the credit department, accounting and controllership areas and the back office. He also served as acting president of the bank. Mr. Ramos left BNDES in September 2019. Currently, Mr. Ramos is Chairman of the Supervisory Board of BSM, the Market Supervision Exchange of the B3 and Independent Board Member of BR Advisory Partners S.A. He also served as a member and chairman of the Board of Directors of BR Properties from 2009 to 2015; a member of the Board of Directors of BMFBOVESPA from 2004 to2007; and Director of ANBIMA (National Association of Capital Markets) from 2002 to 2005. Mr. Ramos holds a bachelor’s degree in business administration with a specialization in finance. He also holds a degree from Centro Universitário UNA in Belo Horizonte.

Geraldo Luciano Mattos Júnior. Mr. Mattos Júnior has been an independent member of our board of directors since December 2020. He worked at the M. Dias Branco Group between 1995 and 2019, having served as Vice-President of Investments and Controllership and Investor Relations Officer. He joined the group in 1995 as Equatorial Bank's Financial Director. In 2000, Mr. Mattos Júnior became Advisor to the Board of Directors of M. Dias Branco, a position he held until 2003, when he was appointed Finance Director. At M. Dias Branco, he coordinated all company acquisition processes, led the company’s 2006 initial public offering on the Novo Mercado segment of the B3 and helped structure the company’s corporate governance. From 1977 to 1995, Mr. Mattos Júnior worked at Banco do Nordeste do Brasil - BNB, where, among other positions, he served as Advisor to the President, Head of the Capital Market Department and Executive Director of Caixa Pension Plan for BNB Employees. From 1994 to 1995, he was seconded to the Government of the State of Ceará, where he worked as Financial and Exchange Director of the Bank of the State of Ceará. Mr. Mattos Júnior serves the board of directors of HAPVIDA and Portobello Ceramics and the advisory council of USIBRAS. Previously, he served on the board of directors of Companhia Industrial de Cimento Apodi, Cotegipe Port Terminal and Companhia de Agua e Esgoto do Ceará - CAGECE. He chairs the HAPVIDA Mergers and Acquisitions Committee. Mr. Mattos Júnior also teaches finance at higher education institutions and private companies. He holds a degree in business administration from the State University of Ceará – UECE, a degree in law from the University of Fortaleza - UNIFOR, and a master’s degree in business administration from the Federal University of Rio de Janeiro (COPPEAD).

Executive Officers

Our executive officers are our legal representatives, and are mainly responsible for our day-to-day management and for implementing the policies and general guidelines established by our board of directors.

According to our bylaws, our board of executive officers must be composed of three to eight officers, each of whom must be a resident of Brazil, as required by law, but need not own any of our shares. Our executive officers are elected at a meeting of our board of directors for two-year terms, reelection being permitted. Our board of directors may elect to remove officers at any time. Furthermore, the Novo Mercado listing rules do not permit the same individual to simultaneously hold the positions of chairman of the board of directors and chief executive officer (or comparable position). See “Item 9. The Offer and Listing—C. Markets—Corporate Governance Practices and the Novo Mercado.”

For more information about our executive officers, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Executive Officers.”

The following table sets forth the name, title, date of last appointment and date of birth for each of our current executive officers:

Name	Title	Date of Last Appointment	Date of Birth
Belmiro de Figueiredo Gomes	Chief Executive Officer	October 5, 2020	November 8, 1971
Daniela Sabbag Papa	Chief Financial Officer and Investor Relations Officer	October 5, 2020	April 10, 1975
Wlamir dos Anjos	Chief Commercial Officer	October 5, 2020	July 8, 1970
Anderson Barres Castilho	Chief Operating Officer	October 5, 2020	April 21, 1976

The term of office of all of our executive officers will expire at the annual shareholder´s meeting to be held in 2022. None of our executive officers is party to an employment agreement providing for benefits upon termination of employment, except for those benefits provided by Brazilian labor law.

The following is a summary of the business experience of our executive officers.

Belmiro de Figueiredo Gomes. Mr. Gomes has been our chief executive officer since February 2011. Previously, he served as our commercial director. Mr. Gomes has also been an executive officer of CBD and head of its cash and carry business since 2012. He joined CBD in 2010. He has also served as a commercial executive officer and worked in several areas of Atacadão for 22 years. In 2007, Mr. Gomes coordinated the purchase of Atacadão by Carrefour. Since January 2016, Mr. Gomes has served as vice-president of the Brazilian Cash and Carry Association (ABAAS – Associação Brasileira dos Atacadistas de Autosserviço). He studied accounting at Instituto de Educação Estadual de Maringá.

Daniela Sabbag Papa. Ms. Sabbag has been our chief financial officer and investor relations officer since October 2019. She worked at CBD for 27 years, where she served as Investor Relations Officer, director of strategic planning, M&A and new business and a member of the finance team. Ms. Sabbag holds a bachelor’s degree in business administration from Fundação Getúlio Vargas (FGV), a post-graduate degree in management from Universidade de São Paulo and an MBA from FGV.

Wlamir dos Anjos. Mr. dos Anjos has been our chief commercial officer since May 2011. He has more than 32 years of experience in the wholesale sector, having served as regional director of Atacadão from December 1988 to May 2011. Mr. dos Anjos studied marketing management at UNIP – Universidade Paulista and human resources management at FGV.

Anderson Barres Castilho. Mr. Castilho has been our chief operating officer since November 2012. He has more than 28 years of experience in the cash and carry sector, having served as store manager, regional manager and commercial manager for the states of Rio de Janeiro, Espírito Santo, Mato Grosso e Rondônia. Mr. Castilho worked at Atacadão from January 1992 to March 2012. Mr. Castilho studied business management at UNIP – Universidade Paulista.

Board Committees

As of the date of this registration statement, our board of directors has approved the creation of the following five advisory committees: (1) audit committee; (2) human resources, culture and compensation committee; (3) finance committee; (4) corporate governance and sustainability committee; and (5) strategy and investments committee. The responsibilities of our committees are set by their respective internal regulations. The members of each committee will be appointed by our board of directors, and the board of directors also designates the chairman of each advisory committee. The committees may include one member who is external and independent, except for the audit committee, which has specific rules described below. Each special committee is composed of at least three and up to five members for a term of office of two years, reelection being permitted. In addition to these committees, the board of directors may create other committees with special roles.

Audit Committee

Brazilian publicly-held companies may, pursuant to CVM Rule 308, as amended from time to time, adopt a statutory audit committee (comitê de auditoria). According to CVM Rule 308, the audit committee is an advisory body of the board of directors and must have at least three members who shall be appointed by the board of directors, including at least one member who is also a member of the board of directors and not a member of management. A majority of the members must be independent, according to the independence requirements of the CVM. Members of our audit committee are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by our bylaws, the audit committee’s internal regulation and the CVM rules.

The main functions of our audit committee are to: (1) suggest amendments to its internal regulation by submitting the proposal to our board of directors; (2) propose the appointment of independent auditors as well as their replacement, being responsible for, at least, (a) giving its opinion on the appointment of the independent auditor to provide any other service to us; and (b) supervising the activities of the independent auditors, in order to assess (i) their independence; (ii) the quality of services provided; and (iii) the suitability of the services provided to our needs; (3) evaluate our quarterly information, financial statements and management report, making the recommendations it deems necessary to our board of directors, being responsible for, at least: (a) monitoring the quality and integrity of the quarterly information, the interim financial statements and the financial statements; and (b) monitoring the quality and integrity of the information and measurements disclosed based on adjusted accounting data and non-accounting data that may add elements not provided for in the usual financial statements reports; (4) monitor the activities of our internal audit and internal controls department; (5) evaluate and monitor our exposure to risk and request detailed information related to (a) management’s compensation; (b) utilization of our assets; and (c) expenses incurred in our behalf; (6) verify if its recommendations are being followed; (7) evaluate the compliance by our management of the recommendations made by the independent and internal audits; (8) evaluate, monitor, and recommend to our board of directors the correction or improvement of our internal policies, including the policy of transactions with related parties; (9) prepare a summarized annual report, to be presented together with the financial statements, which must be kept at our headquarters and available to the CVM, for a period of five years,, including, at least, the following information: (a) meetings held and the main issues that were discussed; (c) description of the recommendations presented to our management and evidence of their implementation; (d) evaluation of the effectiveness of the independent and internal audits; (e) evaluation of the quality of the financial, internal control and risk management reports; and (f) any situations in which there is any significant divergence between our management, the independent auditors and the committee in relation to our financial statements; (10) have the means to receive and handle information regarding non-compliance with legal and regulatory provisions adopted by us, including internal regulation; (11) evaluate and monitor the control and verification mechanisms for compliance with the Brazilian anticorruption law; and (12) opine on any other matters submitted to it by our board of directors, as well as on those that it considers relevant.

Our audit committee is not equivalent to or comparable with a U.S. audit committee. Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer, such as us, is not required to have an audit committee equivalent to or comparable with a U.S. audit committee, if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets the requirements that: (1) it be separate from the full board; (2) its members not be elected by management; (3) no executive officer be a member of the body; and (4) home country legal or listing provisions set forth standards for the independence of the members of the body.

As a foreign private issuer, we will to rely on an exemption under Rule 10A-3(c)(3) of the Exchange Act with respect to our audit committee, and we believe that our audit committee complies with the aforementioned exemption requirements.

Because Brazilian corporate law does not permit the board of directors to delegate responsibility for the appointment, retention and compensation of the external independent auditors and does not provide the board of directors with the authority to resolve disagreements between management and the external auditors regarding financial reporting, our audit committee cannot fulfill these functions. Therefore, our audit committee may only make recommendations to the board of directors with respect to these matters.

The following table sets forth the name, title, date of last appointment and date of birth for each member of our audit committee:

Name	Title	Date of Last Election	Date of Birth
Luiz Nelson Guedes de Carvalho(1)	Chairman	January 14, 2021	November 18, 1945
Philippe Alarcon	Member	January 14, 2021	March 22, 1958
José Flávio Ferreira Ramos(1)	Member	January 14, 2021	June 5, 1958
Heraldo Gilberto de Oliveira	Member	January 14, 2021	May 4, 1964

(1)	Independent member of our board of directors.

The term of office of all of our audit committee members will expire at the annual shareholder´s meeting to be held in 2022.

The following is a summary of the business experience of the members of our audit committee.

Luiz Nelson Guedes de Carvalho. Mr. Carvalho has been a member of our audit committee since January 2021. Please see “—Board of Directors” for his biography.

Philippe Alarcon. Mr. Alarcon has been a member of our audit committee since January 2021. Please see “—Board of Directors” for his biography.

José Flávio Ferreira Ramos. Mr. Ramos has been a member of our audit committee since January 2021. Please see “—Board of Directors” for his biography.

Heraldo Gilberto de Oliveira. Mr. Oliveira has been a member of our audit committee since January 2021. He is an accounting expert and consultant specializing in accounting and tax matters. Currently, Mr. Oliveira holds the following positions: project coordinator of FIPECAFI – Institute of Accounting, Actuarial and Financial Research Foundation (FIPECAFI - Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras) since 2014; Central Bank-qualified independent member of the board of directors and chairman of the audit committee of China Construction Bank (Brazil) Banco Múltiplo S.A. since 2009; member of the fiscal councils of Suzano Holding S.A. and IPLF Holding S.A. since 2015; member of the fiscal council of TEVEC Sistemas S.A. since 2016; member of the fiscal council of S.A. Correio Braziliense since 2016; member of the fiscal council of ANEPI - National Association for Research and Development of Innovative Companies (ANPEI - Associação Nacional de Pesquisa e Desenvolvimento das Empresas Inovadoras) since 2016; Mr. Oliveira holds a degree in administration and accounting sciences and a master’s degree in accounting and controllership from the School of Economics, Management, Accounting and Actuarial Sciences at the University of São Paulo (FEA – USP).

Human Resources, Culture and Compensation Committee

Our human resources, culture and compensation committee must be composed of at least three and up to five members. Members are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by the committee’s internal regulation.

The main functions of our human resources, culture and compensation committee are to: (1) suggest amendments to its internal regulation by submitting the proposal to our board of directors; (2) discuss and propose to our board of directors our organizational structure; (3) evaluate and propose to our board of directors management and personnel development policies, as well as guidelines for attracting and retaining talent; (4) identify, including within our subsidiaries, potential future leaders and monitor the development of their respective careers; (5) evaluate and discuss the recruitment and hiring methods adopted by us and by our subsidiaries, using similar Brazilian companies as a parameter; (6) analyze the candidates to be elected to as a member of our board of directors and as a member of the board of director’s advisory committees, including independent members, based on their professional experience, technical training, as well as economic, social and cultural representativeness; (7) examine and recommend to our board of directors the candidates selected for our management; (8) evaluate and discuss the compensation policy for members of our management by proposing to our board of directors the criteria for compensation, benefits and other programs, including stock option plans; (9) periodically present to our board of directors its assessment of the effectiveness of the compensation policies adopted by us; (10) discuss and propose to our board of directors the criteria for the annual assessment of our management’s performance, using similar Brazilian companies as a parameter; and (11) other duties that may be designated by our board of directors.

Our human resources, culture and compensation committee is currently composed of Ronaldo Iabrudi dos Santos Pereira (chairman), Christophe José Hidalgo, and José Flávio Ferreira Ramos all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

Finance Committee

Our finance committee must be composed of at least three and up to five members. Members are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by the committee’s internal regulation.

The main functions of our finance committee are to: (1) suggest amendments to its internal regulation by submitting the proposal to our board of directors; (2) recommend and monitor the adoption of the best economic and financial standards and the process of implementing and maintaining such standards by proposing changes, updates and improvements to our board of directors; (3) analyze and review our budget; (4) analyze and review the economic and financial viability of our investment plans and programs; (5) analyze, review and recommend measures and actions related to any merger and acquisition or any similar transaction involving us or any of our subsidiaries; (6) monitor any transaction and negotiations mentioned in item (5) above; (7) analyze and review the economic and financial ratios, cash flow and indebtedness policy, and suggest changes and adjustments whenever deemed necessary; (8) monitor the average cost of our capital structure and suggest changes, whenever deemed necessary, as well as evaluate and discuss alternatives for attracting new investments; (9) analyze and recommend opportunities in relation to financing transactions that may improve our capital structure, in addition to analyzing and discussing working capital needs and their impacts on our capital structure; (10) assist our board of directors and management in the analysis of the Brazilian and global economic situation and its potential impact on our financial position, as well as in the preparation of scenarios and trends, in the assessment of opportunities and risks and in the definition of strategies to be adopted by us with respect to our financial policy; (11) monitor the trading patterns of our securities in the Brazilian and U.S. markets, as well as the opinions of the main investment analysts; and (12) other duties that may be designated by our board of directors.

Our finance committee is currently composed of Christophe José Hidalgo (chairman), Ronaldo Iabrudi dos Santos Pereira, David Julien Emeric Lubek, Luiz Nelson Guedes de Carvalho, and Geraldo Luciano Mattos Júnior, all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

Corporate Governance and Sustainability Committee

Our corporate governance and sustainability committee must be composed of at least three and up to five members. Members are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by the committee’s internal regulation.

The main functions of our corporate governance and sustainability committee are to: (1) suggest amendments to its internal regulation by submitting the proposal to our board of directors; (2) recommend and monitor the adoption of the best corporate governance and sustainability practices, as well as coordinate the process of implementing and maintaining such practices and analyze the effectiveness of the corporate governance and sustainability processes, proposing changes, updates and improvements when required; (3) ensure the proper functioning of our board of directors, management and the advisory committees of our board of directors and the relationship between such entities and between them and our shareholders, and, accordingly, periodically review and recommend to our board of directors changes with respect to their corresponding operation and duties; (4) periodically prepare or review, as the case may be, our bylaws, codes and policies, the committee’s internal regulation, as well as any other documents related to our corporate governance; (5) keep our board of directors informed and updated with respect to laws and regulations, as well as monitor the implementation of regulations and recommendations in force and practiced in the market, including in relation to the rules that may be created and that could impact our corporate and capital market activities; (6) draft, submit to our board of directors and periodically review our transactions with related parties policy, as well as all other policies necessary for the adoption of the best management and corporate governance practices; (7) advise our board of directors on all aspects related to sustainability, including with regard to actions aimed at promoting conscious consumption by our customers, suppliers and employees; (8) advise and recommend the adoption of waste management programs, encouraging small producers and food security; (9) acknowledge and analyze the transactions with related parties; (10) opine, at the request of our board of directors or management, with respect to situations that may possibly be considered as conflicts of interest; (11) ensure the operationalization of our risk management; (12) advise our board of directors on the application of our risk management; (13) give support to our board of directors in defining the risks we are able to undertake and their priorities; (14) give support to our board of directors in the analysis and approval of the risk management strategy; (15) advise the audit committee and our board of directors on the levels of risk exposures; (16) evaluate the effectiveness of the risk management process; (17) identify the risks arising from the strategic changes and directives determined by our board of directors; and (18) opine on any other matters submitted to it by our board of directors, as well as on those that it considers relevant.

Our corporate governance and sustainability committee is currently composed of Ronaldo Iabrudi dos Santos Pereira (chairman), Christophe José Hidalgo, Philippe Alarcon and Josseline Marie-José Bernadette de Clausade, all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

As of the date of this registration statement, our board of directors has not yet appointed any members to our corporate governance and sustainability committee. Once these members are appointed, we will provide a summary of the business experience of each member.

Strategy and Investments Committee

Our strategy and investments committee must be composed of at least three and up to five members. Members are appointed by our board of directors for two-year terms, re-election being permitted, and must meet certain requirements set forth by the committee’s internal regulation.

The main functions of our strategy and investments committee are to: (1) suggest amendments to its internal regulation by submitting the proposal to our board of directors; (2) recommend and monitor the adoption of the best innovation practices, as well as coordinate the process of implementing and maintaining such practices and analyze the effectiveness of the innovation processes, proposing changes, updates and improvements when required; (3) periodically prepare or review, as the case may be, any documents related to our innovation process; (4) assist our board of directors in the analysis of technological trends and innovations, as well as evaluate our current projects, initiatives and investment proposals; and (5) opine on any other matters submitted to it by our board of directors, as well as on those that it considers relevant.

Our strategy and investments committee is currently composed of Christophe José Hidalgo (chairman), Ronaldo Iabrudi dos Santos Pereira, David Julien Emeric Lubek and Geraldo Luciano Mattos Júnior, all of whom are members of our board of directors. Please see “—Board of Directors” for their biographies.

Fiscal Council

Under the Brazilian Corporate Law, a fiscal council (conselho fiscal) is a separate governance body, independent of management and the independent auditors. The primary responsibility of the fiscal council is to review management’s activities and financial statements and to report their findings to shareholders. The fiscal council is a non-permanent body that, according to our bylaws, may be formed with a minimum of three and a maximum of five members, who must all be residents of Brazil, regardless of whether they are shareholders or not. The fiscal council is required to be appointed at a shareholders’ meeting upon the request of shareholders representing at least 10.0% of our outstanding common shares. As of the date of this registration statement, we have not installed a fiscal council. For more information about the fiscal council, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Fiscal Council.”

B.	Compensation

For the year ended December 31, 2019, the aggregate compensation expense for our executive officers was R$29.8 million (R$15.7 million in fixed compensation, R$8.4 million in variable compensation and R$5.7 million in share-based compensation). Our executive officers receive a package of benefits in line with market practices, including health and dental insurance, biannual medical check-ups, pension plan, life insurance, meal vouchers and purchase discounts. We did not have a board of directors prior to October 2020.

For the year ended December 31, 2020, the aggregate compensation expense for our directors and officers is expected to be R$29.8 million, composed of R$1.0 million for our directors (in fixed compensation) and R$28.8 million for our executive officers (R$13.3 million in fixed compensation, R$10.5 million in variable compensation and R$4.9 million in share-based compensation).

Profit Sharing Plan

CBD has established a profit sharing plan for its management and management of its subsidiaries. The plan and its rules have been approved by CBD’s board of directors, but is not applicable to them. Under the terms of the plan, each member of our management (including our executive officers) who is a beneficiary of the plan is assigned annually a base amount for computation of payments under the profit sharing plan. The individual amount of the profit sharing payment is based on: (1) the consolidated results of Sendas; (2) the results of the business segment or the department, as the case may be and to which the individual belongs; and (3) the individual’s performance. The final amount is determined by multiplying the individual amount by an index applicable to all participants. This index depends on our operating performance. For the year ended December 31, 2019, our executive officers received R$8.4 million in compensation relating to this profit sharing plan.

We expect that following the Spin-Off, our board of directors will approve a similar profit sharing plan for our management, at which time our management will no longer be subject to the CBD profit sharing plan.

Share-Based Compensation

Sendas Share-Based Compensation Plans

At an extraordinary general shareholders’ meeting held on December 31, 2020, CBD, as sole shareholder of Sendas, voted to: (1) approve the creation of a stock option plan, or the Sendas Stock Option Plan; and (2) create a compensation plan for employees based on stock options, or the Sendas Compensation Plan. The Sendas Stock Option Plan and Sendas Compensation Plan are substantially similar to the CBD share-based compensation plans described below under “—CBD Stock Option Plans.”

In addition, in connection with the Spin-Off, each CBD stock option will entitle its holder to receive one Sendas stock option.

General Terms and Conditions

Sendas Stock Option Plan

The Sendas Stock Option Plan is administered by the human resources, culture and compensation committee of our board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under the Sendas Stock Option Plan is designated with a serial number beginning with the letter “C.”

Our employees and executive managers, as well as the employees and executive managers of our subsidiaries who are considered “key executives,” are eligible to participate in the Sendas Stock Option Plan, subject to the approval of the human resources, culture and compensation committee. Participation in the Sendas Stock Option Plan is independent of other forms of compensation, such as wages and benefits.

Sendas Compensation Plan

The Sendas Compensation Plan is administered by the human resources, culture and compensation committee of our board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under the Sendas Compensation Plan is designated with a serial number beginning with the letter “B.”

Our employees and executive managers, as well as the employees and executive managers of our subsidiaries who are considered “key executives,” are eligible to participate in the Sendas Compensation Plan, subject to the approval of the human resources, culture and compensation committee. Participation in the Sendas Compensation Plan is independent of other forms of compensation, such as wages and benefits.

Maximum Number of Shares and Options

The total aggregate number of options that may be granted under each of the Sendas Stock Option Plan and the Sendas Compensation Plan, must not exceed 2% of the total number of common shares issued by Sendas, subject to adjustments resulting from stock splits, reverse stock splits and bonuses.

Exercise Price

The exercise price per Sendas common share granted under the Sendas Compensation Plan will correspond to R$0.01.

For each series of options granted under the Sendas Stock Option Plan, the exercise price of each stock option will correspond to 80% of the average of the closing price of the Sendas common shares, in the prior 20 trading sessions of the B3 prior to the date of the meeting of the human resources, culture and compensation committee, in which such options are granted.

Vesting

In general, the stock options granted under the Sendas Stock Option Plan will vest beginning in the 37th month, following the granting of the stock options.

The options granted under the stock option plans may be exercised in whole or in part.

Restrictions on Transferring Shares

Under the Sendas Stock Option Plan, for a period of 180 days from the date of payment by the participant, the participant will be prohibited from, directly or indirectly, selling, assigning, exchanging, disposing, transferring, granting an option or entering into any instrument or agreement that results or may result in the direct or indirect, onerous or gratuitous, disposition of any or all of such shares. There is no such transfer restriction for the Sendas Compensation Plan.

Outstanding Stock Options

As of the date of this registration statement, no stock options have been granted.

CBD Stock Option Plans

Members of our senior management have been granted equity awards under CBD’s stock options plans described below. Following the conclusion of the Spin-Off, Sendas employees will remain entitled to exercise any CBD stock options they hold pursuant to the terms of each plan.

At an extraordinary general shareholders’ meeting held on May 9, 2014, CBD’s shareholders voted to: (1) approve the creation of a new stock option plan, or the New Stock Option Plan; and (2) create a compensation plan for employees based on stock options, or the Compensation Plan. The New Stock Option Plan and the Compensation Plan originally granted options to purchase preferred shares of CBD (which were recently converted into common shares). The New Stock Option Plan and the Compensation Plan were further amended as a result of the resolutions approved at CBD’s annual and special shareholders’ meeting held on April 24, 2015, April 25, 2019 and December 31, 2019. The December 31, 2019 amendment reflected the changes relating to the conversion of CBD’s preferred shares into common shares, as a result of CBD’s migration to the Novo Mercado listing segment of B3, as approved by CBD’s shareholders on December 31, 2019. Accordingly, as of December 31, 2019, the New Stock Option Plan and the Compensation Plan grant the option to purchase common shares to our employees, including to members of CBD’s board of directors.

General Terms and Conditions

New Stock Option Plan

The New Stock Option Plan is administered by the human resources and compensation committee of CBD’s board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under the New Stock Option Plan is designated with a serial number beginning with the letter “C.” As of September 30, 2020, the outstanding series of stock options under the New Stock Option Plan were Series C4, C5, C6 and C7.

CBD’s employees and executive managers, as well as the employees and executive managers of our subsidiaries, including our company, who are considered “key executives,” are eligible to participate in the New Stock Option Plan, subject to the approval of the human resources and compensation committee. Participation in the New Stock Option Plan is independent of other forms of compensation, such as wages and benefits.

Compensation Plan

The Compensation Plan is administered by the human resources and compensation committee of CBD’s board of directors, which defines the plan’s eligibility criteria and selects recipients based on their functions, responsibilities and performance. Each grant cycle under the Compensation Plan is designated with a serial number beginning with the letter “B.” As of September 30, 2020, the outstanding series of stock options under the Compensation Plan were Series B4, B5, B6 and B7.

CBD’s employees and executive managers, as well as the employees and executive managers of CBD’s subsidiaries, including our company, who are considered “key executives,” are eligible to participate in the Compensation Plan, subject to the approval of the human resources and compensation committee. Participation in the Compensation Plan is independent of other forms of compensation, such as wages and benefits.

Maximum Number of Shares and Options

The total aggregate number of options that may be granted under each of the New Stock Option Plan and the Compensation Plan, must not exceed 2% of the total number of common shares issued by CBD, subject to adjustments resulting from stock splits, reverse stock splits and bonuses.

Exercise Price

The exercise price per CBD common share granted under the Compensation Plan will correspond to R$0.01.

For each series of options granted under the New Stock Option Plan, the exercise price of each stock option will correspond to 80% of the average of the closing price of the CBD common shares, in the prior 20 trading sessions of the B3 prior to the date of the meeting of the human resources and compensation committee, in which such options are granted. Provided that the exercise price of any CBD stock options issued pursuant to the New Stock Option Plan held by employees of Sendas following the Spin-Off will be adjusted such that the sum of the adjusted exercise price of the CBD stock options and the exercise price of the Sendas stock options shall be equal to the original exercise price of the CBD stock options.

Vesting

In general, the stock options granted under the New Stock Option Plan will vest beginning in the 37th month, following the granting of the stock options.

The options granted under the stock option plans may be exercised in whole or in part.

Restrictions on Transferring Shares

Under the New Stock Option Plan, for a period of 180 days from the date of payment by the participant, the participant will be prohibited from, directly or indirectly, selling, assigning, exchanging, disposing, transferring, granting an option or entering into any instrument or agreement that results or may result in the direct or indirect, onerous or gratuitous, disposition of any or all of such shares. There is no such transfer restriction for the Compensation Plan.

Outstanding Stock Options

The chart below details the outstanding stock options for the members of our senior management as of September 30, 2020:

	Series B4	Series C4	Series B5	Series C5	Series B6	Series C6
Grant date	May 31, 2017	May 31, 2017	May 31, 2018	May 31, 2018	May 31, 2019	May 31, 2019
Number of options granted	45,004	45,004	41,673	41,673	43,528	43,528
Deadline for the options to become exercisable	June 1, 2020	June 1, 2020	June 1, 2021	June 1, 2021	June 1, 2022	June 1, 2022
Deadline for the exercise of the options	November 30, 2020	November 30, 2020	November 30, 2021	November 30, 2021	November 30, 2022	November 30, 2022
Lock-up period	N/A	180 days	N/A	180 days	N/A	180 days
Average weighted exercise price of each of the following groups of shares:
Outstanding in the beginning of the year (in R$ per share)	0.01	56.78	0.01	62.61	0.01	70.62
Lost during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the year (R$ per share)	0.01	56.78	0.01	62.61	0.01	70.62
Expired during the year (R$ per share)	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the grant date (in R$ per share)	68.97	30.74	78.52	35.66	82.39	31.50
Potential dilution in case of exercise of the options	N/A	N/A	N/A	N/A	N/A	N/A

Stock Options Exercised and Shares Delivered

In 2019, 371,102 stock options were exercised by, and an equal number of shares were delivered to, our executive officers.

For the year ended December 31, 2019, our executive officers received R$5.7 million in compensation relating to CBD’s stock option plans.

Pension Plan

In July 2007, CBD established a supplementary private pension plan of defined contribution to its employees, including employees of Sendas, and engaged the financial institution Brasilprev Seguros e Previdência S.A. for management purposes. Sendas provides monthly contributions on behalf of its employees based on services rendered to Sendas. Contributions made by Sendas with respect to employees of Sendas in the year ended December 31, 2019, amounted to R$350 thousand and employees’ contributions amounted to R$160 thousand with four participants as of December 31, 2019. Following the Spin-Off, our employees will continue to participate in this pension plan.

Insurance

CBD maintains officers’ and directors’ liability insurance, covering all of its managers against damages attributed to them in the good faith exercise of their functions, up to a maximum liability of R$134 million. The policy is automatically extended to the management of CBD’s subsidiaries, including our company.

C.	Board Practices

For information about our board practices, including our board committees, see “—A. Directors and Senior Management.”

D.	Employees

As of September 30, 2020, we had 44,712 employees (calculated on a full-time employee equivalent basis) in Brazil. The following table sets forth the number of our employees as of the dates indicated:

	As of September 30,	As of December 31,
	2020	2019	2018	2017
Operational	40,278	36,623	31,551	27,504
Administrative(1)	3,973	3,653	3,052	2,792
Technical	461	436	476	222
Total	44,712	40,712	35,079	30,518

(1)	Includes officers, managers and other leaders.

All of our employees are covered by union agreements. The agreements are renegotiated annually as part of industry-wide negotiations between a management group representing the major participants in the food industry, including our management, and unions representing employees in the food industry. Our management believes that our relations with our employees and their unions are good.

We believe we compensate our employees on a competitive basis, and we have developed incentive programs to motivate our employees and reduce employee turnover, which has been reduced from 71.2% in 2011 to 26.2% in 2019. Our turnover rates for the nine-month periods ended September 30, 2020 and the years ended December 31, 2019, 2018 and 2017 were 17.2%, 29.9%, 28.0% and 26.6%, respectively.

We offer our employees more than 300 professional development courses through Assaí University. We also have an online learning platform that offers free courses, skills development and strengthening programs and training in sales, financial management and production, among others. In 2019, we invested R$11.4 million and 2.0 million hours in employee training.

E.	Share Ownership

For information about the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Prior to the Spin-Off

As of the date of this registration statement, we are a wholly-owned subsidiary of CBD.

The following table sets forth information relating to the beneficial ownership of the capital stock of CBD as of January 15, 2021, by each person known by us to beneficially own 5% or more of the CBD common shares.

Shareholder	Common Shares		Total Shares
	Number	%	Number	%
Casino Group:
Wilkes Participações S.A.	94,019,178	35.04	94,019,178	35.04
Geant International B.V.	9,423,742	3.51	9,423,742	3.51
Segisor S.A.S.	5,600,050	2.09	5,600,050	2.09
King LLC	852,000	0.32	852,000	0.32
Helicco Participações Ltda.	581,600	0.22	581,600	0.22
Casino	2	0.00	2	0.00
Total Casino Group(1)	110,476,572	41.17	110,476,572	41.17
Nuveen LLC	13,495,892	5.03	13,495,892	5.03
BlackRock, Inc.	13,396,829	4.99	13,396,829	4.99
Treasury shares	239,060	0.09	239,060	0.09
Others	130,743,214	48.72	130,743,214	48.72
Total	268,351,567	100.00	268,351,567	100.00

(1)	The Casino Group is ultimately controlled by Jean-Charles Henri Naouri. Mr. Naouri is the chairman of the board of directors of CBD and Sendas. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

As of January 15, 2021, CBD had 23,682 record holders in Brazil. On January 15, 2021, 37,995,059 of CBD’s common shares were held in the form of ADSs, representing 14.16% of the total of CBD’s common shares.

As of January 15, 2021, the Casino Group is the beneficial owner of 41.17% of the total capital stock of CBD. See “Item 3. Key Information—D. Risk Factors—Risk Relating to our Industry and Us—The Casino Group has the ability to direct our business and affairs.”

None of our major shareholders have different voting rights.

Following the Spin-Off

The following table sets forth the holders of Sendas common shares and their respective shareholdings immediately following the completion of the Spin-Off, assuming the shareholding structure of CBD immediately prior to the Spin-Off will be the same as its shareholding structure as of January 15, 2021.

Shareholder	Common Shares		Total Shares
	Number	%	Number	%
Casino Group:
Wilkes Participações S.A.	94,019,178	35.04	94,019,178	35.04
Geant International B.V.	9,423,742	3.51	9,423,742	3.51
Segisor S.A.S.	5,600,050	2.09	5,600,050	2.09
King LLC	852,000	0.32	852,000	0.32
Helicco Participações Ltda.	581,600	0.22	581,600	0.22
Casino	2	0.00	2	0.00
Total Casino Group(1)	110,476,572	41.17	110,476,572	41.17
Nuveen LLC	13,495,892	5.03	13,495,892	5.03
BlackRock, Inc.	13,396,829	4.99	13,396,829	4.99
Directors and Officers(2)	691,295	0.26	691,295	0.26
Others	130,290,979	48.55	130,290,979	48.55
Total	268,351,567	100.00	268,351,567	100.00

(1)	The Casino Group is ultimately controlled by Jean-Charles Henri Naouri. Mr. Naouri is the chairman of the board of directors of CBD and Sendas. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”
(2)	Refers to the amount of Sendas common shares that our directors, including chairman of the board Jean-Charles Henri Naouri, and officers own directly. Mr. Naouri is the ultimate controlling shareholder and beneficial owner of the Casino Group. For more information about our directors and officers, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management.”

B.	Related Party Transactions

Agreements Related to the Spin-Off

Following the Spin-Off, we and CBD will operate separately, each as an independent public company. In connection with the Spin-Off, we entered into a Separation Agreement and several other agreements with CBD to effect the Separation and provide a framework for our relationship with CBD following the Separation and the Spin-Off. These agreements govern the relationship between CBD and us subsequent to the completion of the Spin-Off and provide for the separation of our assets, employees, liabilities and obligations (including investments, property and employee benefits and tax liabilities) from CBD and are attributable to periods prior to, at and after the Separation.

The material agreements described below have been filed as exhibits to this registration statement. These summaries below are qualified in their entirety by reference to the full text of the applicable agreements.

Separation Agreement

On December 14, 2020, we entered into a Separation Agreement with CBD. The Separation Agreement sets forth our arrangements with CBD regarding the principal actions to be taken in connection with the Separation and the Spin-Off, and matters regarding the operation of the CBD and Sendas businesses post Spin-Off.

Transfer of Assets and Assumption of Liabilities. The Separation Agreement identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned, terminated and/or duplicated to each of CBD and us as part of the internal transactions to be effected prior, during and after the Spin-Off, the purpose of which is to ensure that, as at the time of the Spin-off, each of CBD and Sendas holds the assets which it requires to fully operate.

The Separation Agreement provides for a general description for when and how such transfers, assumptions and assignments will occur, and should be read and constructed together with its ancillary agreements and the Spin-Off protocols, all of which are the legal framework for the transfer of assets and liabilities under Brazilian law.

Conditions. The Separation Agreement will be automatically terminated, pursuant to its terms, if the Spin-Off does not occur by June 30, 2021, and also provides certain conditions to be met for the consummation of the Spin-Off.

Common Agreements. All agreements, arrangements, commitments and understandings with third-parties that contemplate both CBD and us as parties, beneficiaries, guarantors and/or in any way create an obligation to both CBD and us, will terminate as soon as practically feasible after the completion of the Spin-Off, except where such termination could create losses for CBD and us, and therefore will be addressed by the Transition Committee (as defined therein).

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and CBD, on the other hand, will be terminated effective as of completion of the Spin-Off, except for specified agreements and arrangements that are intended to survive completion of the separation that are either transaction in nature, at arm’s length or depend of a transitional period due to its complexity.

Transition Committee. Up to 15 days following approval of the Spin-Off at the extraordinary shareholders’ meeting of CBD, CBD and us will create a Transition Committee to deal with matters related to the separation of both businesses, which will be composed of three members appointed by CBD and three members appointed by us. The Transition Committee will have authority to decide on matters relating to the Separation that do not need to be approved by the companies’ board of directors and/or shareholders.

Representations and Warranties. We and CBD each provide customary warranties as to our respective capacity to enter into the Separation Agreement. Except as expressly set forth in the Separation Agreement or any ancillary agreement, neither we nor CBD will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the Spin-Off. Except as expressly set forth in the Separation Agreement and certain other ancillary agreements or as provided under the applicable law, all assets will be transferred on an “as is”, “where is” basis.

Indemnification. We and CBD each agree to indemnify the other and each of the other’s directors, officers, managers, members, agents and employees against certain liabilities incurred in connection with the Spin-Off and our and CBD respective businesses. The Separation Agreement provides for indemnification in relation to breaches of the agreement, violation or incorrectness of representation and warranties and in relation to certain other assets and liabilities that are specified for in the Separation Agreement.

Release of Claims. We and CBD each agree to release the other affiliates, successors and assigns, and all persons that prior to completion of the Spin-Off have been the other’s directors, officers, managers, members, agents or employees and their respective heirs, successors and assigns, from any claims against them that arise out of or relate to acts, facts or omissions occurred before the Spin-Off and any acts, facts or omissions that relate to the Separation.

Term/Termination. Prior to the completion of the Spin-Off, CBD will have the unilateral right to terminate the Separation Agreement. Neither we nor CBD may rescind the Separation Agreement in any circumstances whatsoever following the completion of the Spin-Off.

Other Matters. Other matters governed by the Separation Agreement include, without limitation, insurance arrangements, confidentiality, data protection, mutual assistance and information exchange after completion of the Spin-Off, treatment and replacement of cross-guarantees, conduct of litigation and tax matters after the Spin-Off, and transfer of and post-Separation access to certain books and records.

Governing Law. The Separation Agreement is governed by the laws of Brazil.

Employee Matters Agreement

On December 17, 2020, we entered into an Employee Matters Agreement with CBD. The Employee Matters Agreement sets forth our arrangements with CBD, as part of the operational separation in connection with the Spin-Off, regarding the transfer of employees to each of CBD and us, the amendment to CBD’s stock options plan and the creation of new stock options plans for our officers and employees, as well as the arrangements concerning agreements, understandings and/or representations with unions.

Cross-Management Agreement

On December 17, 2020, we entered into a Cross-Management Agreement with CBD. The Cross-Management Agreement sets forth our arrangements with CBD regarding persons that will be part of the board of directors of both companies and sets forth certain indemnity provisions to those individuals in relation to the exercise of their duties within CBD or our management.

Data Protection Agreement

On December 17, 2020, we entered into a Data Protection Agreement with CBD. The Data Protection Agreement sets forth our arrangements with CBD regarding the fulfillment of data protection rules by both parties, the sharing of data between CBD and us and indemnification rules relating to any penalties, damages and/or losses that might result from the non-compliance of data protection rules by any party.

Third-Party Stores Management Agreement

On January 12, 2021, we entered into a Third-Party Stores Management Agreement with CBD. The Third-Party Stores Management sets forth our commitment with CBD regarding the engagement of a subsidiary of CBD to manage certain real estate owned or leased by us which we lease or sublease for different stands within our sites.

Spin-Off Protocols

On December 9, 2020, we entered into the following agreements with CBD, which detail the steps of the Corporate Reorganization, the Separation and the Spin-Off:

●	Partial Spin-Off Protocol of Sendas with Merger of the Spun-Off Portion into CBD, or the Sendas Protocol; and

●	Partial Spin-Off Protocol of CBD with Merger of the Spun-Off Portion into Sendas, or the CBD Protocol. The Sendas Protocol and the CBD Protocol are referred to collectively as the “Spin-Off Protocols.”

Pursuant to the Spin-Off Protocols, we and CBD have agreed to pursue the Corporate Reorganization, the Separation and the Spin-Off, which are subject to certain conditions, as further described in this registration statement. See “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—Conditions to the Spin-Off” for more detail.

Other Related Party Transactions

From time to time we have entered into transactions with the Casino Group, CBD and other related parties in the ordinary course of our business on an arm’s length basis. The following discussion summarizes certain of the significant agreements and arrangements among us and our related parties. We have a Related Party Transactions Policy which requires that such transactions be at arm’s length and in the interest of our company.

For further details regarding our related party transactions, see note 11 to our unaudited interim condensed consolidated financial statements and note 12 to our audited consolidated financial statements included in this registration statement.

Agreements with the Casino Group

Cost Sharing Agreement

On October 28, 2020, we signed the second amendment to the cost sharing agreement dated August 1, 2014, as amended, among CBD and certain companies of the Casino Group, pursuant to which we have agreed to reimburse the Casino Group for expenses incurred by their employees in connection with activities involving the transfer of “know-how” to us to support our development. These activities involve administrative, financial, advertising, strategic, planning and budgeting aspects, among others. This agreement has an indefinite term and may be terminated by any party thereto with 60 days’ prior written notice.

Agency Agreements

On December 20, 2004, we entered into an agency agreement, later amended on February 23, 2017, with CBD and Casino International S.A., an affiliate of Casino, to regulate the terms pursuant to which Casino International S.A. renders international retail and trade services to us (i.e., negotiation of commercial services with international suppliers).

On July 25, 2016, as amended on January 24, 2017, we, CBD and Groupe Casino Limited, an affiliate of Casino, entered into an agency agreement to regulate the terms under which Groupe Casino Limited renders global sourcing services to us (i.e., procurement of global suppliers and mediation in purchases). We also entered into an agreement with the original counterparties of the agency agreement, pursuant to which Groupe Casino Limited reimbursed us for an amount necessary to provide for margin equalization due the reduction of gains as a result of promotions carried out by us in our stores during 2018.

Agreements with CBD

Cost Sharing Agreement

On December 15, 2016, we entered into a cost sharing agreement with CBD, as amended on December 10, 2018, pursuant to which the terms for sharing infrastructure and human resources between Sendas and CBD were established, including treasury, legal, financial controlling and accounting, human resources operations and real estate. This agreement will expire on December 10, 2021, after which it will be automatically renewed every 12 months absent 90 days’ prior written notice by any party to the contrary. We expect that the functions of this cost sharing agreement will be in large part replaced by the cost sharing agreement with the Casino Group described under “—Agreements with the Casino Group—Cost Sharing Agreement.”.

Agreements with GreenYellow

Photovoltaic Equipment Lease and Maintenance Agreements

We have entered into various agreements with GreenYellow do Brasil Energia e Serviços Ltda., or GY, a Brazilian company controlled by Casino, pursuant to which GY provided for the installation and maintenance of photovoltaic equipment at eight of our Assaí stores. These agreements usually have a term of 25 years. For the lease and rendering of services, GY is remunerated according to a formula that is based on the energy savings generated at each store.

Electric Energy Purchase

On December 31, 2019, we entered into two agreements with Greenyellow Serviços e Comercialização de Energia Ltda., or GY Energia, for the purchase of a total of 275.7 MW of electric energy, for a period of 15 years. GY Energia is remunerated on a monthly basis, according to the amount of energy used by us. On July 29, 2020, these agreements were amended and restated.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this registration statement.

Legal and Administrative Proceedings

For purposes of this section entitled “Legal and Administrative Proceedings,” unless otherwise noted, we have not included information regarding the legal proceedings of the Éxito Group, which were transferred by us to CBD in connection with the Corporate Reorganization on December 31, 2020. For more information about the Corporate Reorganization, see “Item 4. Information on the Company—A. History and Development of the Company—The Spin-Off—Corporate Reorganization.”

We are party to legal and administrative proceedings that are incidental to the normal course of our business. These include general civil, tax and labor litigation and administrative proceedings. We cannot estimate the amount of all potential costs that we may incur or penalties that may be imposed on us other than those amounts for which we have made provisions. See note 20 to our unaudited interim condensed consolidated financial statements and note 21 to our audited consolidated financial statements included in this registration statement.

Based on the advice of our external legal counsel, we have identified and made provisions for the following probable losses that may result from legal and administrative proceedings to which we are a party as of the dates indicated.

	As of September 30, 20	As of December 31,
	2020(1)	2019(1)
	(in millions of R$)

Tax proceedings(2)	234	221
Labor proceedings	92	75
Civil proceedings	49	53
Total	375	349

(1)	Includes Éxito Group.
(2)	Includes tax claims related to PIS and COFINS.

Tax Proceedings

Tax proceedings are subject to monthly monetary correction (correção monetária), which involves adjusting the amount of provisions for litigation in accordance with the indexing rates used by each tax jurisdiction. The indexing is required by law for all tax amounts, including the provision for judicial deposits. In certain cases, we are also subject to fines in connection with these proceedings. We have made provisions for interest charges and fines, when applicable.

We are party to tax proceedings that were deemed probable losses by our legal counsel, including: (1) a 2011 disagreement regarding the non-application of Accident Prevention Factor (Fator Acidentário de Prevenção); and (2) a disagreement with the Finance Department of the Brazilian federal government regarding the tax rate of state value added tax known as ICMS, calculated on electricity bills. As of September 30, 2020, we had provisioned R$234 million (R$221 million as of December 31, 2019) with respect to our tax proceedings.

We are also party to several legal and administrative tax proceedings with a possible risk of loss for which we have not recorded provisions. For more information, see “—Contingent Liabilities for Which There Are No Provisions.”

Exclusion of ICMS from the Calculation Basis of PIS and COFINS

We have requested the right to exclude the ICMS amount from the calculation basis of our PIS and COFINS tax liability. On March 15, 2017, the Brazilian Supreme Court (Supremo Tribunal Federal), or STF, ruled in our favor, in accordance with the thesis we presented to the court. Since the judgment of the STF, the procedural steps have been in line with what our legal advisors anticipated.

The prosecution has filed an appeal (embargos de declaração) to this decision and such appeal is still pending judgment. We and our external legal counsel estimate that the final decision related to the application of the effects will not limit the right of the judicial claim proposed by us. Nevertheless, the elements which are still pending a final decision do not allow us to recognize the asset related to the tax credits since the original claim began in 2003. As of September 30, 2020, we estimate a potential tax credit in the amount of R$117 million in connection with this proceeding.

Labor Proceedings

We are party to numerous lawsuits involving disputes with our employees, primarily arising from layoffs in the ordinary course of business. As of September 30, 2020, we had provisioned R$92 million (R$75 million as of December 31, 2019) with respect to our labor proceedings.

Civil Proceedings

We are party to numerous lawsuits involving civil, regulatory, consumer and real estate matters. As of September 30, 2020, we had provisioned R$49 million (R$53 million as of December 31, 2019) with respect to our civil proceedings, including the lawsuits described below.

We file and respond to various lawsuits requesting the review of lease amounts. In these lawsuits, the judge determines a provisional lease amount, which is then paid by the stores until the final lease amount is defined. We recognize a provision for the difference between the original amount paid by the stores and the amounts requested by the opposing party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of a change to the lease paid by the entity. As of September 30, 2020, we had recorded provisions for these lawsuits in the amount of R$25 million (R$28 million as of December 31, 2019)

We are party to lawsuits relating to penalties applied by municipal, state and federal regulatory agencies, including the Consumer Protection Agency (Procuradoria de Proteção e Defesa do Consumidor) and National Institute of Metrology, Standardization and Industrial Quality (INMETRO), as well as discussions relating to the termination of agreements with our suppliers. We, with the aid of or internal and external legal advisors, record provisions for the probable cash disbursement we will have to make according to the outcome of these legal proceedings. As of September 30, 2020, we had recorded provisions for these lawsuits in the amount of R$8 million (R$8 million as of December 31, 2019).

Contingent Liabilities for Which There Are No Provisions

We are defendants in several legal and administrative proceedings for which the probability of loss is deemed possible. Accordingly, we do not record provisions in connection with these proceedings, As of September 30, 2020, the aggregate amount involved in our legal and administrative proceedings with a possible risk of loss was R$2,459 million (R$2,406 million as of December 31, 2019). For more information about these legal and administrative proceedings, see note 20.4 to our unaudited interim condensed consolidated financial statements and note 21.4 to our audited consolidated financial statements included in this registration statement.

Dividends and Dividend Policy

General

Pursuant to the Brazilian Corporate Law, Brazilian corporations are required to hold an annual shareholders’ meeting in the first four months of each fiscal year to resolve the allocation of the results of operations in any year and the distribution of an annual dividend. Under Brazilian corporate law, shareholders of a Brazilian corporation have the right to receive, as a mandatory dividend for each fiscal year, a part of the corporation’s net profits as established under its bylaws or, if not provided under such bylaws, an amount equal to 50% of the company’s adjusted net profits, calculated pursuant to Brazilian Corporate Law. Currently, Brazilian Corporate Law generally requires that each Brazilian corporation distribute, as a mandatory dividend, an aggregate amount equal to at least 25% of the adjusted net profits, adjusted according to Brazilian Corporate Law. Pursuant to Brazilian Corporate Law, in addition to the mandatory dividend, the board of directors may recommend the payment of interim dividends and payment of dividends from other legally available funds to shareholders. Also pursuant to Brazilian Corporate Law, a Brazilian company is allowed to suspend the distribution of mandatory dividends in any year in which its management reports at its shareholders’ general meeting that the distribution would be incompatible with the company’s financial condition.

Pursuant to our bylaws, we may prepay our dividend distribution on a quarterly basis, subject to approval by our board of directors, at meetings usually held during the first quarter of each fiscal year. At the end of each fiscal year, we pay our shareholders the minimum mandatory dividend, calculated in accordance with Brazilian Corporate Law and our bylaws, less the dividend payments paid in advance during the year. For each of the years ended December 2017, 2018 and 2019, we paid dividends to our shareholders. The approved payments were charged to the minimum mandatory dividend related to the respective fiscal years. See “—History of Payments of Dividends and Interest on Shareholders’ Equity” below.

According to Brazilian Corporate Law and our bylaws, we must pay declared dividends within 60 days after the approval of the distribution of dividends in the shareholders’ meeting.

For further information, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends” and “—Interest on Shareholders’ Equity.”

In addition, the instruments governing our first issue of debentures contain restrictive covenants that limit our ability to distribute dividends in excess of the legally required minimum dividend. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness—Long-Term Indebtedness.”

History of Payments of Dividends and Interest on Shareholders’ Equity

The table below summarizes our history of payments of dividends and interest on shareholders’ equity for the periods indicated. There can be no assurance that we will be able to distribute dividends or interest on shareholders’ equity in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Sendas Common Shares and the Sendas ADSs—Holders of Sendas common shares and Sendas ADSs may not receive any dividends.”

	For the nine- month period ended September 30,	For the Year Ended December 31,
	2020	2019	2018	2017
	(in millions of R$)
Total dividends distributed	—	247	115	81
Total interest on shareholders’ equity distributed	310	—	—	—

Shareholders who are not residents of Brazil must generally register with the Central Bank to have dividends and/or interest on shareholders’ equity, sales proceeds or other amounts with respect to their shares eligible to be remitted in foreign currency outside of Brazil. See “Item 10. Additional Information—D. Exchange Controls.” The Sendas common shares underlying the Sendas ADSs will be held in Brazil by the Sendas ADS Custodian, as agent for the Sendas Depositary, the registered owner on the records of the Sendas ADS Custodian for the Sendas common shares underlying the Sendas ADSs.

Payments of cash dividends and distributions, if any, will be made in Brazilian reais to the Sendas ADS Custodian on behalf of the Sendas Depositary, which will then convert the payments from Brazilian reais into U.S. dollars and thereafter will cause the U.S. dollars to be delivered to the Sendas Depositary for distribution to holders of Sendas ADSs as described above. In the event that the Sendas ADS Custodian is unable to immediately convert the Brazilian reais received as dividends and/or interest on shareholders’ equity into U.S. dollars, the amount of U.S. dollars payable to holders of Sendas ADSs may be adversely affected by any devaluation of the Brazilian real that occurs before the distributions are converted and remitted. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Exchange rate volatility may adversely affect the Brazilian economy and us.” Dividends and interest on shareholders’ equity in respect to the shares paid to shareholders, including holders of Sendas ADSs, are subject to the tax treatment outlined in “Item 10. Additional Information—E. Taxation—Material Brazilian Tax Consequences.”

B.	Significant Changes

Other than as disclosed in this registration statement under “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments,” no significant change has occurred since September 30, 2020.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

There is currently no public market for the Sendas common shares or the Sendas ADSs. We have applied to list the Sendas common shares on the Novo Mercado listing segment of the B3 under the ticker symbol “ASAI.”

In connection with the listing of the Sendas common shares on the B3, we will enter into a Novo Mercado Participation Agreement (Contrato de Participação no Novo Mercado) with the B3. Pursuant to the Novo Mercado Participation Agreement, we will undertake to comply with all requirements related to the corporate governance practices set forth by the B3 in order to meet the listing requirements for the listing of the Sendas common shares on the Novo Mercado segment of that exchange, which we refer to as the “Novo Mercado regulations.”

We intend to apply to list the Sendas ADSs on the NYSE under the ticker symbol “ASAI.”

We do not have any other equity securities outstanding apart from our common shares.

B.	Plan of Distribution

Not applicable.

C	Markets

Trading on the B3

The B3, formerly BM&FBOVESPA, is a Brazilian publicly held company formed in 2008 through the merger of the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Brazilian Mercantile and Futures Exchange (Bolsa de Mercadorias & Futuros). The B3 is one of the largest exchanges in the world in terms of market capitalization, the second in the Americas and the leader in Latin America.

Trading on the B3 is conducted on an automated system known as the PUMA (Plataforma Unificada Multiativos) Trading System every business day, from 10:00 a.m. to 6:00 p.m. or from 11:00 a.m. to 5:00 p.m. during daylight savings time in the United States. Trading is also conducted between 5:30 p.m. and 6:00 p.m., or between 6:30 p.m. and 7:00 p.m. during daylight savings time in the United States, in an “aftermarket” trading session, which is connected to traditional and online brokers. Trading on the “aftermarket” is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.

When investors trade shares on the B3, settlement occurs two business days after the trade date, with no adjustments for inflation. Generally, the seller is expected to deliver the shares to the B3 on the second business day after the trading date. Delivery and payment of shares are made through the facilities of a clearinghouse, the B3 Central Depositary (Central Depositária da B3), which handles the multilateral central counterparty settlement of both financial obligations and transactions involving securities.

To better control the excess of volatility in market conditions, B3 has adopted a “circuit breaker” pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the stock exchange broad based index falls below the limits of 10% and 15%, respectively, compared to the close of trading of the previous trading session. In the event the stock exchange index falls below the limit of 20% in comparison to the previous trading session, the B3 may suspend trading for a certain period of time to be defined at its sole discretion. The exchange has also adopted single stock trading halts to deal with certain high volatility situations.

Trading on B3 by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment and tax legislation.

Regulation of the Brazilian Securities Markets

The Brazilian securities market is regulated and supervised by the CVM (which has general authority over the stock exchanges and securities markets) as provided for by Law 6,385, dated December 7, 1976, or the Brazilian Securities Exchange Act, and the Brazilian Corporate Law. The Brazilian National Monetary Council (Conselho Monetário Nacional), or CMN, is responsible for supervising the CVM’s activities, granting licenses to brokerage firms to govern their incorporation and operation, and regulating foreign investment and exchange transactions, as provided for by the Brazilian Securities Exchange Act and Law No. 4,595 of December 31, 1964. These laws and regulations provide for, among other things, disclosure requirements to issuers of securities listed on stock exchanges, criminal sanctions for insider trading and price manipulation, protection of minority shareholders, the procedures for licensing and supervising brokerage firms and the governance of Brazilian stock exchanges.

Under Brazilian Corporate Law, a company is either public (companhia aberta), like us, or private (companhia fechada). All public companies are registered with the CVM, and are subject to periodic reporting requirements and the public disclosure of material facts. A company registered with the CVM may have its securities traded either on the B3 or on the Brazilian over-the-counter market. The shares of a company listed on the B3 may also be traded privately, subject to certain limitations. To be listed on the B3, a company must apply for registration with the CVM and with the B3. Trading of securities of a public company on the B3 may be suspended at the request of such company in anticipation of a material announcement. Trading may also be suspended upon the initiative of the B3 or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries made by the CVM or the B3.

The Brazilian Securities Exchange Act, Brazilian Corporate Law and the laws and regulations issued by the CVM, the CMN, and the Central Bank provide for, among other matters, disclosure requirements applicable to issuers of traded securities, restrictions on insider trading and price manipulation, protection of minority shareholders, licensing procedures, supervision of brokerage firms, and the governance of the Brazilian stock exchanges.

Corporate Governance Practices

In 2000, the BM&FBOVESPA, currently known as B3, introduced three special listing segments, known as Level 1 (Nível 1) and Level 2 (Nível 2) of differentiated Corporate Governance Practices and the New Market (Novo Mercado), which were amended in April 2011 and, in the case of the Novo Mercado, again in October 2017. These stock market segments have the purpose of prompting public companies to: (1) disclose information to the market and their shareholders in connection with their business in addition to other disclosures required by law; and (2) adopt corporate governance practices, such as best practices for management, transparency standards and protection of minority shareholders. On June 23, 2017, the B3 announced that companies listed on Novo Mercado have approved a proposal to amend the current Novo Mercado regulations. The reform is part of the evolution process of the B3’s special segments, seeking to maintain the value of listed companies in line with currently accepted international corporate governance practices. The new Novo Mercado regulations, approved by the CVM on September 5, 2017, entered into effect in January 2018.

Companies listed on the Novo Mercado are voluntarily subject to stricter rules than those provided for under Brazilian Corporate Law, such as requirements to: (1) issue common shares only; (2) maintain a free float of at least 25.0% of their outstanding common shares or at least 15.0% of their outstanding shares for companies that have an average daily trading volume of at least R$25.0 million considering the 12 previous months; (3) provide additional information in their financial statements; (4) agree to adopt and publish (a) a code of conduct that establishes the principles and values that guide the company, (b) a trading policy that applies to the issuer, its controlling shareholder, the members of its board of directors, board of executive officers and fiscal council, as well as the members of other corporate bodies that have a technical or consultative role as may be created from time to time by the company’s bylaws and any employees and third parties hired by the company that have permanent or sparse access to relevant information; (c) a related party transactions policy, (d) a risk management policy, (e) a compensation policy, and (f) a policy that determines the criteria and the proceedings to nominate the management of the Company, and (g) resolve and require the issuer, its shareholders, members of its board of directors, board of executive officers and fiscal council to resolve any and all disputes among them by arbitration before the Chamber of Market Arbitration (Câmara de Arbitragem do Mercado).Moreover, at least two or 20.0%, whichever is greater, of the members of the board of directors must be independent directors. Furthermore, the Novo Mercado regulations do not permit the same individual to simultaneously hold the positions of chairman of the board of directors and chief executive officer (or comparable position), except in the event of a vacancy. Should such vacancy occur, a company must: (1) disclose the accumulation of responsibilities of chairman and chief executive officer in the same person on the business day subsequent to the occurrence of the vacancy; and (2) disclose, within 60 days of the vacancy, the measures taken to fill the position.

In addition, prior to taking office, newly-elected members of the board of directors, board of executive officers and fiscal council (and their respective alternates) of companies listed on the Novo Mercado must adhere to arbitration clauses set forth in the company’s bylaws.

Disclosure Requirements

According to Brazilian Corporate Law and CVM regulations, a public company must submit certain periodic information to the CVM and the B3, including financial statements, quarterly information, management discussion and analysis and independent audit reports. This legislation also requires us to file our shareholders’ agreements, notices of shareholders’ meetings and copies of the related minutes and communications regarding material acts or facts with the CVM and the B3.

The CVM rules also provide for requirements regarding the disclosure and use of information related to material acts or facts, including the disclosure of information in the trading and acquisition of securities issued by publicly held companies.

Such requirements include provisions that:

●	establish the concept of a material act or fact that gives rise to reporting requirements. Material acts or facts include decisions made by the controlling shareholders, resolutions of the general shareholders’ meeting or of the company’s management, or any other political, administrative, technical, financial or economic acts or facts related to the company’s business (whether occurring within the company or otherwise somehow related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade or maintain such securities or to exercise any of such securities’ underlying rights;

●	specify examples of acts or facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control of a public company, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

●	oblige the public company to disclose material acts or facts to the CVM, to the B3 and through the publication of such acts in the newspapers or websites usually utilized by such company;

●	require the acquirer of a controlling stake in a public company to publish a material event, including its intentions as to whether or not to de-list the corporation’s shares within one year;

●	require management, members of the fiscal council, if active, or of any technical or advising body of a public company, to disclose to the company, to the CVM and to the B3 the number, type and form of trading of securities issued by the company, its subsidiaries and controlling public companies that are held by them or by persons closely related to them, and any changes in their respective ownership positions;

●	require that any person who increases or decreases participation in our share capital directly or indirectly by more than 5.0%, 10.0%, 15.0% and so forth of our share capital must disclose information regarding such acquisition or disposition; and

●	forbid trading on the basis of insider information.

Under the terms of CVM Instruction No. 358, dated January 3, 2002, as amended, we may, under exceptional circumstances, submit a request for confidential treatment to the CVM concerning a material act or fact when our controlling shareholders or management consider that such disclosure will pose a risk to the company’s legitimate interest.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Pursuant to the Novo Mercado regulations and for so long as we are listed on the Novo Mercado, our share capital must consist exclusively of common shares.

On September 30, 2020, our capital stock was represented by 3,269,992,034 common shares with no par value. On November 10, 2020, CBD as our sole shareholder voted to approve a reverse stock split of Sendas common shares at a ratio of approximately 12-to-1. As a result of this reverse stock split, our capital stock was represented by 268,351,567 common shares.

In connection with the Corporate Reorganization, CBD conducted certain capital increases, as a result of which a total of 18,661,368 Sendas common shares were issued to CBD, resulting in 287,012,935 Sendas common shares issued and outstanding. Following these capital increases, CBD approved a reverse stock split of Sendas common shares such that we currently have 268,351,567 common shares issued and outstanding. In connection with the Spin-Off, all of the issued and outstanding Sendas common shares will be distributed to the holders of CBD common shares, including the CBD ADS Custodian, on a pro rata basis for no consideration, provided that CBD will retain ownership of approximately 165,000 Sendas common shares, representing approximately 0.06% of our capital stock, which is equivalent to the number of CBD common shares expected to be held by CBD in treasury immediately prior to the Spin-Off. For more information about the expected principal shareholders of CBD immediately following the Spin-Off, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Our board of directors is authorized to increase our capital stock up to the limit of 400,000,000 shares, regardless of any amendment to our bylaws, upon resolution of the board of directors, which will establish the terms and conditions.

B.	Memorandum and Articles of Association

Below is a brief summary of certain significant provisions of our bylaws and the Brazilian Corporate Law. This description does not purport to be complete and is qualified by reference to our bylaws (an English translation of which is attached as an exhibit to this registration statement) and to the Brazilian Corporate Law.

Corporation Objects and Purposes

We are a publicly held corporation with our principal place of business and jurisdiction in the city and state of Rio de Janeiro, Brazil, governed by Brazilian laws (including the Brazilian Corporate Law), CVM and SEC regulations and our bylaws.

Our main business purpose is to sell manufactured, semi-manufactured and natural products of both Brazilian and foreign origin, of any and all kinds and description, nature or quality, provided that they are not forbidden by law. Furthermore, we may also engage in a wide range of activities as set forth in article 2 of our bylaws.

Common Shares

We have applied to list our common shares on the Novo Mercado listing segment of the B3, the highest level of corporate governance of B3.

Pursuant to our bylaws and the Novo Mercado Participation Agreement that will enter into with the B3, we cannot issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporate Law provide that holders of our common shares are entitled to dividends or other distributions made in respect of our common shares ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. See “—Allocation of Net Profits and Distribution of Dividends—Interest on Shareholders’ Equity” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon our liquidation, holders of our common shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. Holders of our common shares are not obligated to subscribe to future capital increases and are generally entitled to preemptive rights to subscribe for new shares as provided by the Brazilian Corporate Law. See “—Preemptive Rights on Increases in Share Capital.”

Allocation of Net Profits and Distribution of Dividends

Allocation of Net Profits

At each annual shareholders’ meeting, our board of executive officers and our board of directors is required to recommend how to allocate our net profit, if any, from the preceding fiscal year. This allocation is subject to deliberation by our shareholders.

The Brazilian Corporate Law defines “net profit” for any fiscal year as the net profit of the relevant fiscal year after income and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our net profit in that fiscal year pursuant to our profit sharing plans. Our bylaws allow us to implement a profit-sharing plan for employees and managers and a stock option plan. The amount to be paid in connection with both plans is determined by our board of directors and must not exceed an amount equal to 15% of our net profit. Under the Brazilian Corporate Law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared.

Our calculation of “net profits” and allocations to reserves for any fiscal year are determined on the basis of our financial statements. Our management’s and our shareholders’ discretion to determine the allocation of our net profit is limited by certain rules that determine whether such net profit should be distributed as dividends or allocated to certain profit reserves or carried forward to future fiscal years, as follows:

Mandatory Minimum Dividend. Under the Brazilian Corporate Law and our bylaws, we must allocate a specified percentage of our net income as a mandatory minimum dividend to be paid with respect to all shares of our capital stock. Our bylaws establish the minimum percentage at 25% of our adjusted net profit. The mandatory dividend may be made in the form of dividends or interest attributable to shareholders’ equity, which may be deducted by us in calculating our income and social contribution obligations. Adjusted net profit is net profit following the addition or subtraction of:

●	amounts allocated to the formation of a legal reserve account; and

●	amounts allocated to the formation of a contingency reserve account and the return of any amounts in any contingency reserve accounts deposited in previous years.

The payment of our mandatory dividends may be limited to the profits actually realized in the fiscal year, if the portion of the profits not realized is allocated to the unrealized income reserve account (as described below). The balance of the reserve accounts, except for the contingency reserve account and unrealized profit reserve account, may not exceed our share capital. If this occurs, a shareholders’ meeting must resolve whether the excess will be applied to pay in the subscribed and unpaid capital, to increase and pay in the subscribed share capital or to distribute dividends.

Under the Brazilian Corporate Law, however, we are allowed to suspend the distribution of the mandatory dividends for any year in which our management reports at our shareholders’ general meeting that the distribution would be incompatible with our financial condition. The fiscal council, if in place, must issue its opinion in relation to the suspension. In addition, our management must file a justification for such suspension with the CVM within five days from the date of the relevant general shareholders’ meeting. If the mandatory dividend is not paid, the unpaid amount must be attributed to a special reserve account and, if not absorbed by subsequent losses, those funds must be paid out as dividends as soon as our financial condition permits.

Legal reserve account. Under the Brazilian Corporate Law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of our net profit for each fiscal year until the aggregate amount of our legal reserve equals 20% of our share capital. Our legal reserve may only be used to increase our share capital or to offset accumulated losses, if any. We are not required to make any allocations to our legal reserve for any fiscal year in which such reserve, when added to our capital reserves, exceeds 30% of our share capital. The legal reserve account is not available for the payment of dividends.

Contingency reserve account. A portion of our net profit may also be allocated to a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year for which the loss was anticipated if the loss does not occur or be charged off if the anticipated loss occurs.

Tax incentives reserve account. Our shareholders’ meeting, upon a justified proposal of our board of directors or board of executive officers or according the rules of the benefit granted, may decide to allocate a percentage of our net profit resulting from government donations or subventions for investment purposes to a tax incentives reserve account.

Statutory Reserve. Under the Brazilian Corporate Law, our bylaws may create reserves provided that the purpose of the reserve is determined along with the allocation criteria and the maximum amount to be maintained in it. Currently, our bylaws provide for an expansion reserve (reserva de expansão) which will be made of up to 100% of the remaining adjusted net profit after the establishment of the legal reserve account, contingency reserve account and the payment of the mandatory dividend. The total amount of this reserve may not exceed an amount to our share capital. Our shareholders may amend our bylaws in order to establish other discretionary reserves. The allocation of our net profit to discretionary reserve accounts may not be made if it prevents the distribution of our mandatory dividends.

Unrealized profit reserve account. The portion of the mandatory dividends that exceeds the net profit actually realized in any year may be allocated to the unrealized profit reserve account. Unrealized profit is profit resulting from investments measured by the equity method and/or the profits of earnings of any transaction, the financial satisfaction of which takes place in the subsequent fiscal year. The unrealized profit reserve account, when realized, must be used first to offset accumulated losses, if any, and the remaining portion must be used for the payment of mandatory dividends.

Retained profit reserve. Our shareholders can decide to retain a portion of the net profit provided that such portion has been contemplated in the capital budget previously approved by the shareholders.

Distribution of Dividends

Under the Brazilian Corporate Law and our bylaws, we may pay dividends only from:

●	our “net profit” earned in a given fiscal year, which is our results from the relevant fiscal year, reduced by accumulated losses of prior fiscal years; provisions for income tax and social contribution for such fiscal year; and amounts allocated to employees’ and managers’ participation in the results in such fiscal year pursuant to our profit sharing plans. Our bylaws allow us to implement a profit-sharing plan for employees and managers and a stock option plan. The amount to be paid in connection with both plans is determined by our board of directors and must not exceed an amount equal to 15% of our net profit. Under the Brazilian Corporate Law, this profit sharing may only be paid to managers with respect to a fiscal year in which the mandatory dividend has been declared;

●	our net profits accrued in previous fiscal years or in any six-month and/or quarterly interim period of a fiscal year; or

●	our profit reserves set aside in previous fiscal years or in the first six months of a fiscal year. For these purposes, “profit reserves” means any discretionary reserve account, contingency reserve account, amounts allocated to our capital expenditure budget approved by our shareholders’ resolution or unrealized profit reserve account, not including the legal reserve account.

Dividends are generally to be declared at general shareholders’ meetings in accordance with the board of directors’ recommendation. Our board of directors may declare interim dividends to be deducted from the accrued profit recorded in our annual or semiannual financial statements. In addition, our board of directors may pay dividends from the net profit based on our unaudited quarterly financial statements. The interim dividends may be declared and debited to the profit reserve amount registered at the most recent annual or semiannual financial statement. These semiannual or quarterly interim dividends may not exceed the amounts accounted for in our capital reserve accounts. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profit earned in the year the interim dividends were paid.

Under the Brazilian Corporate Law and our bylaws, dividends must be available to the shareholders within 60 days after the date the dividends were declared. The amount is subject to monetary correction (correção monetária), if so, determined by our board of directors.

A shareholder has a three-year period following the dividend payment date to claim a dividend with respect to its shares. After the expiration of that period, we are no longer liable for the payment of such dividend.

Interest on Shareholders’ Equity

We are allowed to pay interest on shareholders’ equity as an alternative form of payment to shareholders. We may treat these payments as deductible expenses for income tax and social contribution purposes. Payments of interest on shareholders’ equity may be made at the discretion of our board of directors, subject to the approval of our shareholders in a shareholders’ meeting. The amount distributed to our shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the mandatory distribution. This rate applied in calculating interest attributable to shareholders’ equity cannot exceed the daily pro rata variation of the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate, as determined by the Central Bank, from time to time, and cannot exceed, for tax purposes, the greater of (1) 50% of net profit (after deduction of social contribution on net profits, but before taking into account the provision for corporate income tax and the amount of the interest on shareholders’ equity) for the year with respect to which the payment is made; or (2) 50% of the sum of retained profit and profit reserves in the beginning of the period with respect to which the payment is made.

Any payment of interest on common shares to shareholders, whether Brazilian residents or not, including holders of Sendas ADSs, is subject to Brazilian withholding tax at the rate of 15% or at the rate of 25% if the beneficiary is resident or domiciled in a Low or Nil Taxation Jurisdiction (generally a country or location that does not impose income tax or where the maximum income tax rate is lower than 20%, or 17% if certain requirements are met or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment). See “—E. Taxation—Material Brazilian Tax Consequences—Material Brazilian Tax Consequences for Non-Resident Holders of Sendas Common Shares and Sendas ADSs—Distribution of Interest on Shareholders’ Equity.” The amount distributed to shareholders as interest on shareholders’ equity, net of any withholding tax, may be included as part of the minimum mandatory dividend. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest attributable to shareholders’ equity, after payment of any applicable withholding tax, plus the amount of declared dividends is at least equivalent to the mandatory dividend amount.

Board of Directors

Our board of directors is the main decision-making body responsible for determining the direction of our business operations. Our bylaws outline the general attributes of our board of directors. The members of our board of directors are elected at our shareholders’ meeting. They may be reelected and are subject to removal at any time by our shareholders.

Our board of directors shall ordinarily meet at least six times a year, to review the financial and other results of our company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

Decisions of the board of directors are made by an affirmative vote of the majority of its members present at a meeting. In accordance with Brazilian Corporations Law, a member of the board of directors is prohibited from voting in any meeting, or participating in any business operation or activity, in which such member has a conflict of interest with the company.

Election of Members of Our Board of Directors

Pursuant to our bylaws, our board of directors must be composed of three to nine members. The members of our board of directors are elected at a general shareholders’ meeting and serve two-year terms. They may be reelected, and they are subject to removal at any time by our shareholders. The board of directors shall have a Chairman and one Vice-Chairman, all appointed by the annual shareholders’ meeting.

According to the Novo Mercado regulations, at least two or 20.0%, whichever is greater, of the members of the board of directors must be independent directors, meaning that none of these directors: (1) is, directly or indirectly, our controlling shareholder; (2) is subject to the provisions relating to voting rights under a shareholders’ agreement in respect of our Company; (3) has been an employee or director of our Company or of our controlling shareholder; or (4) is a spouse or at least second-degree relative of a controlling shareholder, any executive of our Company or any executive of the controlling shareholder. Furthermore, the Novo Mercado regulations do not permit the same individual to simultaneously hold the positions of chairman of the board of directors and chief executive officer (or comparable position).

Brazilian Corporations Law permits the adoption of cumulative voting upon a request by shareholders representing at least 10.0% of our voting capital, according to which each share receives a number of votes corresponding to the number of members of the board of directors. Shareholders holding, individually or jointly, at least 10.0% of our common shares are entitled to vote separately to appoint one director. As prescribed by CVM Instruction No. 282/1998, the threshold to trigger cumulative voting rights may vary from 5.0% to 10.0% of the total voting share capital. Taking into consideration our current capital, shareholders representing 5.0% of our voting share capital may request the adoption of cumulative voting to elect the members of our board of directors. If cumulative voting is not requested, our directors will be elected by the majority vote of the holders of our common shares, in person or represented by a proxy.

In addition, in accordance with the Novo Mercado regulations, prior to taking office, newly-elected members of our board of directors must adhere to arbitration clauses set forth in our bylaws.

Conflict of Interest

Brazilian Corporations Law prohibits any member of our board directors or our executive officers from:

●	performing any charitable act at our expense, except for such reasonable charitable acts for the benefit of our employees or of the community in which we participate, upon approval by the board of directors;

●	receiving, by virtue of his or her position, any direct or indirect personal benefit from third parties without authorization in our bylaws or in a shareholders’ meeting;

●	taking part in a corporate transaction in which he or she has an interest that conflicts with our interests or in the deliberations undertaken by our directors on the matter;

●	borrowing money or property from us or use our property, services or credit for his or her own benefit or for the benefit of a company or third party in which he or she has an interest, without the prior approval at a shareholders’ meetings or of our board of directors;

●	taking advantage of any business opportunity for his or her own benefit or for the benefit of a third party at the expense of the company when he or she learned of such opportunity through his or her position as a director;

●	neglecting to protect our rights by failing to disclose a business opportunity in our interests with a view to exploiting the opportunity for personal gain, or for the benefit of a third party; and

●	acquiring, in order to resell for profit, a good or right that is essential to our business operations, or that we intend to acquire for ourselves.

The compensation of our directors is determined by our shareholders at the annual shareholders’ meeting that approves the previous fiscal year’s financial statements.

In addition, in accordance with the Novo Mercado regulations, prior to taking office, newly-elected board members must adhere to arbitration clauses set forth in our bylaws.

For more information about our board of directors, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

Executive Officers

Our executive officers are our legal representatives, and are mainly responsible for our day-to-day management and for implementing the policies and general guidelines established by our board of directors. According to our bylaws, our board of executive officers must be composed of three to eight officers, each of whom must be a resident of Brazil, as required by law. Our executive officers are elected at a meeting of our board of directors for two-year terms, reelection being permitted. Our board of directors may elect to remove officers at any time.

In addition, in accordance with the Novo Mercado regulations, prior to taking office, newly-elected executive officers must adhere to arbitration clauses set forth in our bylaws.

For more information about our executive officers, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Executive Officers.”

Fiscal Council

The Brazilian Corporate Law requires our fiscal council (conselho fiscal) to be independent of management and our external independent auditors. The primary responsibility of the fiscal council is to supervise our management’s activities and financial statements and to report their findings to shareholders.

Our fiscal council is a non-permanent body that can be formed with three to five members, and an equal number of alternates, who must all be residents of Brazil.

According to the Brazilian Corporate Law, our fiscal council is required to be appointed at a shareholders’ meeting upon the request of shareholders representing at least 10.0% of our outstanding common shares, and its term ends at the first annual shareholders meeting following its creation. As prescribed by CVM Instruction No. 324/2000, this percentage may be reduced to 8.0% to 2.0% of each company’s voting capital, depending on the company’s capital stock. Taking into consideration our current capital, shareholders representing 2.0% of our voting share capital may request the appointment of the fiscal council. The request to install a fiscal council can be submitted during any shareholders’ meeting, at which time the election of members of the fiscal council would occur.

The fiscal council may not include executive officers or members of the board of directors, or employees of a subsidiary or a company that forms part of the same economic group, or spouses or relatives of any member of our management. Moreover, according to Brazilian Corporate Law, fiscal council members are entitled to at least 10.0% of the average compensation paid to executive officers, excluding benefits, representation fees and profit sharing.

Our fiscal council will be constituted at the request of our shareholders. As of the date of this registration statement, we have not installed a fiscal council.

Board Committees

Audit Committee

Our bylaws provide for a statutory audit committee (comitê de auditoria), which is an advisory body directly associated to our board of directors. The main functions of our audit committee will be to: (1) analyze and monitor the quality and integrity of our quarterly information, financial statements and management report; (2) evaluate the effectiveness and sufficiency of our internal control structure and internal and independent audit processes; (3) acknowledge and analyze transactions with related parties; (4) evaluate and monitor our exposure to risk; (5) propose the appointment of independent auditors as well as their replacement; and (5) prepare the annual report, to be presented jointly with the financial statements. According to our bylaws, our audit committee must be composed of at least three members who shall be appointed by the board of directors, including at least one member who is also a member of the board of directors and not a member of management. A majority of the members must be independent, according to the independence requirements of the CVM.

For more information about our statutory audit committee, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees—Audit Committee.”

Other Committees

Our board of directors may at any time create additional advisory committees to assist in the performance of its duties. As of the date of this registration statement, our board of directors has approved the creation the following additional committees: (1) human resources, culture and compensation committee; (2) finance committee; (3) corporate governance and sustainability committee; and (4) strategy and investments committee.

For more information about our board committees, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Committees.”

Voting Rights

At our shareholders’ meetings, each common share entitles the holder thereof to one vote. Pursuant to our bylaws and the Novo Mercado Participation Agreement that we will enter into with the B3, we cannot issue shares without voting rights or with restricted voting rights. In addition, our bylaws and the Brazilian Corporate Law provide that holders of our common shares are entitled to dividends or other distributions made in respect of our common shares ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. See “—Allocation of Net Profits and Distribution of Dividends” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon our liquidation, holders of our common shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding common shares. Holders of our common shares are not obligated to subscribe to future capital increases and are generally entitled to preemptive rights to subscribe for new shares as provided by the Brazilian Corporate Law. See “—Preemptive Rights on Increases in Share Capital.”

According to the Brazilian Corporate Law, holders of our common shares that are not controlling shareholders and represent at least 10% of our total voting stock will have the right to elect one member of our board of directors. Only shareholders that can prove that they have held the common shares for at least three continuous months immediately prior to the respective general shareholders’ meeting may exercise such right.

The Brazilian Corporate Law permits the adoption of cumulative voting upon a request by shareholders representing at least 10% of our voting capital. CVM Instruction No. 282, of June 26, 1998, allows the minimum voting capital percentage required for the adoption of the cumulative vote in publicly held companies to be reduced from 10% to as low as 5% depending on the value of the company’s capital stock. Taking into consideration our current capital stock, shareholders representing 5% of the voting capital may request the adoption of cumulative voting to elect the members of our board of directors.

According to the Brazilian Corporate Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

●	the right to participate in the distribution of profits;

●	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of our company;

●	preemptive rights in the event of the issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian law described under “—Preemptive Rights on Increases in Share Capital;”

●	the right to supervise our management in accordance with the provisions of the Brazilian Corporate Law; and

●	the right to withdraw from our company in the cases specified in the Brazilian Corporate Law, which are described under “—Withdrawal Rights.”

Shareholders’ Meetings

Pursuant to the Brazilian Corporate Law, our shareholders are generally empowered at our shareholders’ meetings to take any action relating to our corporate purposes and to pass resolutions that they deem necessary to our interests and development at duly called and convened general meetings. Shareholders at our annual shareholders’ meeting, which is required to be held during the first four months following the end of our fiscal year, have the exclusive right to approve our audited financial statements and to determine the allocation of our net profits and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant shareholders’ meeting and to elect the members of our board of directors and fiscal council, as the case may be.

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year whenever necessary. Pursuant to our bylaws and the Brazilian Corporate Law, the following actions, among others, may be taken only at a shareholders’ meeting:

●	the amendment of our bylaws;

●	the appointment or removal of members of our board of directors;

●	the appointment or removal of the Chairman or the Co-Vice Chairmen of our board of directors;

●	the approval of annual management’s accounts and our annual financial statements;

●	the approval of any issuance of shares, bonuses, debentures convertible into our shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for our shares, without limiting the authorization granted to our board of directors to approve such issuances within the limit of our authorized capital (400,000,000 common shares);

●	the approval of any appraisals of assets offered by a shareholder in consideration for the subscription of shares of our capital stock;

●	the approval of any proposal to change our corporate, amalgamate, merge our company with or into another company, spin-off or split our company, or any other form of restructuring of our company;

●	the approval of any proposal for the dissolution or liquidation of our company, or for the appointment or replacement of the liquidator;

●	the approval of the accounts of the liquidator; and

●	the establishment of the global annual compensation of the members of our board of directors and board of executive officers.

Call of Shareholders’ Meeting

The Chairman of our board of directors may call shareholders’ meetings. In his absence, the meeting may be called by any of the Co-Vice Chairmen of our board of directors or, in their absence, by an Officer appointed by the Chairman of our board of directors. Pursuant to the Brazilian Corporate Law, shareholders’ meetings also may be called by:

●	any shareholder, if our management fails to call a shareholders’ meeting within 60 days after the date which it is required to do so under applicable law and our bylaws;

●	shareholders holding at least five percent of our shares, if our management fails to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;

●	shareholders holding at least five percent of our shares if our management fails to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council; and

●	our fiscal council, if one is created, if our management fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our bylaws. The fiscal council may also call an extraordinary general shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

Notice of our Shareholders’ Meetings

Under the Brazilian Corporate Law, notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado do Rio de Janeiro, the official newspaper of the state of Rio de Janeiro, and in another widely circulated newspaper in the same state, which is currently Monitor Mercantil. Such notice must contain the agenda for the meeting and, in the case of an amendment to our bylaws, a summary of the proposed amendment. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, the CVM may require that the first notice be published no later than 30 days before the date of the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM may become familiar with and analyze the proposals to be voted upon at the meeting and, as the case may be, inform our company at the end of this period the reasons that any proposal submitted to the shareholder violates applicable legislation.

Conditions of Admission to Shareholders’ Meeting

Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the common shares that they intend to vote. A shareholder may be represented at a shareholders’ meeting by a proxy appointed less than a year before, which must be a shareholder, a corporate officer, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer or a proxy.

Quorum and Voting at Shareholders’ Meeting

Generally, the Brazilian Corporate Law provides that the quorum for our shareholders’ meetings consists of shareholders representing at least 25% of our issued and outstanding common shares on the first call and, if that quorum is not reached, any percentage on the second call. If a shareholders’ meeting is called to amend our bylaws, a quorum at that shareholders’ meeting consists of shareholders representing at least two-thirds of our issued and outstanding common shares on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting is required in order to ratify any proposed action, and abstentions are not taken into account. However, the affirmative vote of shareholders representing more than one-half of our issued and outstanding common shares is required in order to, among other things:

●	reduce the percentage of mandatory dividends;

●	change our corporate purpose;

●	consolidate with or merge our company with or into another company;

●	spin off a portion of our assets or liabilities;

●	approve our participation in a group of companies (as defined in the Brazilian Corporate Law);

●	apply for cancellation of any voluntary liquidation;

●	merge all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company; and

●	approve our dissolution.

Remote Voting

In accordance with CVM Instruction No. 561, dated April 7, 2015, upon becoming a category “A” publicly-held company in Brazil, we plan to allow our shareholders to submit voting ballots before each shareholders’ meeting. Pursuant to CVM Instruction No. 481, as amended, dated December 17, 2009, we must receive a shareholder’s remote voting ballot (boletim de voto à distância) up to seven days before the applicable shareholders’ meeting. We will inform each shareholder within three days of receipt of the remote voting ballot whether the documents received are sufficient for the vote to be considered valid.

Preemptive Rights on Increases in Share Capital

Under the Brazilian Corporate Law, each shareholder has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding, except in the event of the grant and exercise of any option to acquire shares of our capital stock under our stock option plans. A shareholder has a general preemptive right to subscribe for debentures convertible into our shares and subscription warrants that we may issue. A minimum period of 30 days following the publication of the notice of a capital increase must be respected to exercise this right, except if otherwise determined by the bylaws or a shareholders’ meeting. This right is negotiable.

Our board of directors is authorized to eliminate preemptive rights with respect to the issuance of shares, debentures convertible into shares and subscription warrants, provided that the distribution of such shares is effected (i) through a stock exchange or in a public offering; or (ii) through an exchange of shares in a public offering, the purpose of which is to acquire control of another company.

In the event of a capital increase, which maintains or increases the proportion of capital, holders of ADSs may, under the circumstances described above, exercise preemptive rights to subscribe for newly issued shares. In the event of a capital increase which would reduce the proportion of capital, holders of ADSs may, under the circumstances described above, have preemptive rights to subscribe for shares in proportion to their shareholdings. For risks associated with preemptive rights, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Sendas Common Shares and the Sendas ADSs—You might be unable to exercise preemptive rights with respect to the Sendas common shares underlying the Sendas ADSs, as a result of which your investment may be diluted.”

Withdrawal Rights

Our common shares are not redeemable. Any of our shareholders who dissent from certain actions taken by our shareholders in a shareholders’ meeting have the right to withdraw from our company and to receive the value of their common shares. According to the Brazilian Corporate Law, the withdrawal rights of a dissenting shareholder may be exercised in the event that the shareholders’ meeting approves the following matters:

●	a reduction in the percentage of mandatory dividends;

●	a change in our corporate purposes;

●	the merger of all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company or vice versa;

●	our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company;

●	our participation in a group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein;

●	the conversion of our company to another corporate form; and

●	a spin-off of our company if it entails (1) a change in our corporate purpose, (2) a reduction in mandatory dividends, or (3) our participation in a group of companies as defined under the Brazilian Corporate Law.

Withdrawal rights may not be exercised in the event of:

●	the merger of all of our shares into another Brazilian company, so that we become a wholly-owned subsidiary of such company or vice versa;

●	our merger into or with another company, including if we are merged into one of our controlling companies, or are consolidated with another company; and

●	our participation in a group of companies as defined under the Brazilian Corporate Law and subject to the conditions set forth therein,

if our shares (1) are “liquid,” which means that they are part of the IBOVESPA Index or another traded stock exchange index, as defined by the CVM, and (2) are widely held, such that our controlling shareholders and their affiliates hold less than 50% of the type or class of shares that are being withdrawn.

Dissenting shareholders also have a right of withdrawal in the event that the entity resulting from (1) a merger of all of our shares into another company so that we become a wholly-owned subsidiary of such company; (2) a spin-off; or (3) a merger or a consolidation of a Brazilian publicly listed company, fails to become a Brazilian publicly listed company within 120 days of the general shareholders’ meeting in which such decision was taken.

The right to withdraw lapses 30 days after publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights within 10 days following the expiration of this period if we determine that the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

Any shareholder that exercises withdrawal rights is entitled to receive book value for its shares, based on our most recent audited balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is adopted more than 60 days after the date of our most recent audited approved balance sheet, a shareholder may request that its shares be valued on the basis of a special balance sheet dated no more than 60 days prior to the date of the adoption of the resolution. In such case, we are obligated to immediately pay 80% of the book value of the shares according to our most recent audited approved balance sheet, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ meeting that gave rise to withdrawal rights.

Form and Transfer of Shares

Our shares are in book-entry form, and the transfer of such shares is made by the registrar in our books, by debiting the share account of the transferor and crediting the share account of the transferee. We maintain book entry form services with a custodian, which performs all of the services of safekeeping and transfer of our shares and related services.

Transfer of shares by a foreign investor is made in the same way and is requested by the investor’s local agent on the investor’s behalf. If the original investment is registered with the Central Bank pursuant to CMN Resolution 373, the foreign investor should also seek amendment of the electronic registration to reflect the new ownership through its local agent, if necessary.

The B3 has a department responsible for clearing (Central Depositária B3), which is also responsible for settlement and custody of the shares. The payment of dividends, bonuses and other corporate events is also managed by the Central Depositary (Central Depositária).

Other Dispositions

In addition to the provisions already described in this registration statement, the Brazilian Corporate Law, our bylaws, and current regulations set forth, among others, that:

●	upon a sale of control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 100% of the control price;

●	if provided for in the bylaws, as it is our case, disputes among shareholders will be subject to arbitration;

●	upon the occurrence of a tender offer aiming at delisting our company or through which our controlling shareholders acquire more than one-third of the float shares, the purchase price will be equal to the fair value of the shares taking into account the total number of outstanding shares;

●	members of our board of directors elected by the non-controlling shareholders will have the right to veto the choice of the independent auditor made by the members elected by the controlling shareholders;

●	the chairman of any shareholders’ or board of directors’ meeting may disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us.

We are required to be represented either: (i) jointly by two executive officers; (ii) by two attorneys-in-fact; (iii) by one executive officer and one attorney-in-fact; or (iv) by one executive officer or one attorney-in-fact, in special circumstances and always in accordance with the powers provided to each.

In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any of our assets, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, we are required to be represented either: (i) jointly by two executive officers; (ii) by two attorneys-in-fact; (iii) by one executive officer and one attorney-in-fact of whom one must always be the chief executive officer; or (iv) an attorney-in-fact duly appointed by two executive officers of whom one must be the chief executive officer.

Sale of Control of Our Company

In the event of a sale of our company’s corporate control directly or indirectly, through single or successive transactions, the acquirer must conduct a public tender offer to buy all of the shares held by the remaining shareholders in order to assure equal treatment of all shareholders (tag-along right). The tender offer will be subject to the terms and conditions terms set forth under applicable laws and the rules of the Novo Mercado.

Acquisition of a Significant Equity Interest in our Company

Our bylaws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares. These provisions require any person, shareholder or Group of Shareholders (as defined in Article 40 of our bylaws) that acquires, whether through a single transaction or through a series of transactions:

●	direct or indirect ownership more than 25% of our shares (excluding treasury shares); or

●	any other shareholders rights, including usufructuary enjoyment or establishment of a trust, concerning more than 25% of our shares (excluding treasury shares) (each, a “Significant Equity Interest”)

to, within 30 days from the date of such acquisition, commence a public tender offer to purchase any and all of our outstanding shares in accordance with the regulations of the CVM and B3 and our bylaws. The purchase price offered in the tender offer must be not less than the greater of:

●	the economic value of our company, determined pursuant to Article 40 of our bylaws;

●	the highest price paid by the acquiring person, shareholder or Group of Shareholders during the 12 months prior to the acquisition of the Significant Equity Interest; and

●	125% of the weighted average unit price of the common shares during the period of 120 trading sessions prior to the commencement of the tender offer.

The obligation to commence a tender offer will not apply to a person, shareholder or Group of Shareholders that acquires a Significant Equity Interest:

●	as a result of a merger of our company with another company or a merger of shares of another company into our company;

●	if our company purchases another company through a private increase in corporate capital or subscription of shares by primary offering by any person who has pre-emption rights;

●	if our company purchases another company through a private increase in corporate capital or subscription of shares by primary offering due to the lack of full payment by any person who has pre-emption rights or did not have enough interested parties in the respective offer; or

●	in the event of a public offering (including a public offering with restricted selling efforts).

Involuntary increases of equity interest resulting from cancellation of treasury shares, repurchases of shares by our company or capital reductions with cancellation of shares will not be considered in the calculation of a Significant Equity Interest.

The commencement of a public tender offer by the holder of a Significant Equity Interest does not prevent any other person from commencing a competing public tender offer in accordance with applicable regulations.

The obligation of the holder of a Significant Equity Interest to commence a public tender offer may be waived in a general shareholders’ meeting by the affirmative vote of a majority of our outstanding shares present in such meeting, excluding shares held by the holder of a Significant Equity Interest. The quorum requirement for a general shareholders’ meeting called to deliberate on such a waiver is a minimum of 2/3 of our outstanding shares, excluding shares held by the holder of a Significant Equity Interest, on first call, and any number of our outstanding shares on a subsequent call.

Arbitration

In accordance with our bylaws, we, our shareholders, directors, officers and members of our fiscal council, effective or alternates, if any, agree to resolve through arbitration before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) of the B3 any disputes or controversies that may arise between us relating to or arising from our status as issuer, shareholders, directors, officers or members of the fiscal council, especially arising from the provisions established in the Law 6,385, of December 7, 1976, in the Brazilian Corporate Law, in our bylaws, in the regulation issued by the CMN, the Central Bank and the CVM, as well as in any regulation applicable to the operation of capital markets in general, in addition to those contained in the Novo Mercado regulations, other regulations of the B3, and the Novo Mercado Participation Agreement.

C.	Material Contracts

Cost Sharing Agreement with Casino

For information regarding our cost sharing agreement with Casino, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions––Other Related Party Transactions—Agreements with the Casino Group—Cost Sharing Agreement.”

Cost Sharing Agreement with CBD

For information regarding our cost sharing agreement with CBD, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions––Other Related Party Transactions—Agreements with CBD—Cost Sharing Agreement.”

Agreements with GreenYellow

For information regarding our photovoltaic equipment lease and maintenance agreements and our electric energy purchase agreements with GreenYellow, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions––Other Related Party Transactions—Agreements with GreenYellow.”

D.	Exchange Controls

The ownership of common shares by individuals or legal entities domiciled outside Brazil is subject to certain conditions established under Brazilian law.

The right to convert dividend payments and proceeds from the sale of common shares into foreign currency and to remit those amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, obtaining an electronic registration with the Central Bank.

CMN Resolution No. 4,373, dated as of September 29, 2014, provides for the issuance of depositary receipts in foreign markets with respect to shares of Brazilian issuers.

An electronic registration is issued in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary.

This electronic registration is carried out through the Central Bank’s system (Sistema do Banco Central), or SISBACEN, a database of information provided by financial institutions to the Central Bank. Pursuant to the electronic registration, the custodian is able to convert dividends and other distributions, with respect to the common shares represented by the ADSs, into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges those ADSs for common shares, that holder will be entitled to continue to rely on the depositary’s electronic registration for only five business days after that exchange, after which time that holder must seek to obtain its own electronic registration. Thereafter, unless the common shares are held pursuant to CMN Resolution No. 4,373, a holder of common shares who applies for and obtains a new electronic registration may not be able to obtain and remit abroad U.S. dollars or other foreign currencies upon disposal of the common shares, or distributions with respect thereto, and generally will be subject to less favorable tax treatment on the proceeds arising from any sale of common shares. In addition, if the foreign investor is domiciled in a Low or Nil Taxation Jurisdiction (as defined under “—E. Taxation—Material Brazilian Tax Consequences”), the investor will also be subject to less favorable tax treatment, even if its registry before the Central Bank is in accordance with the provisions of CMN Resolution No. 4,373. See “—E. Taxation—Material Brazilian Tax Consequences.”

Under CMN Resolution No. 4,373, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that the requirements described below are fulfilled. In accordance with CMN Resolution 4,373, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered outside Brazil.

Pursuant to CMN Resolution No. 4,373, foreign investors must fulfill the following requirements before engaging in financial transactions:

●	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

●	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and the CVM;

●	complete the appropriate foreign investor registration form;

●	through its representative, register as a foreign investor with the CVM; and

●	register its foreign investment with the Central Bank.

In addition, an investor operating under the provisions of CMN Resolution No. 4,373 must be registered with the Brazilian Internal Revenue Service (Receita Federal do Brasil) pursuant to Normative Ruling No. 1,863/2018, as amended, which also provides specific obligations regarding the disclosure of information on individuals authorized to legally represent a foreign investor in Brazil as well as the chain of corporate interest up to the individual deemed as their ultimate beneficiary or up to one of the entities mentioned in the corresponding legislation, which includes publicly-held companies domiciled in Brazil.

This registration process is undertaken by the investor’s legal representative in Brazil. Non-Brazilian investors should consult their own tax advisors regarding the consequences of Normative Ruling No. 1,863/2018.

Securities and other financial assets held by foreign investors pursuant to CMN Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM, except for subscription, bonification, conversion of debentures into common shares, securities indexes, purchase and sale of investment funds quotas and, if permitted by the CVM, going private transactions, canceling or suspension of trading, public offerings of securities, etc., as detailed by CVM Instruction No. 560, dated March 27, 2015. Moreover, the offshore transfer or assignment of the securities or other financial assets held by foreign investors pursuant to CMN Resolution No. 4,373 is prohibited, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

Investors under CMN Resolution No. 4,373 who are not resident in a Low or Nil Taxation Jurisdiction (i.e., a country that does not impose income tax or where the maximum income tax rate is lower than 20%) are entitled to favorable tax treatment.

Foreign investors may also invest directly under Law No. 4,131/1962, and may sell their shares in both private and open market transactions, but these investors are subject to less favorable tax treatment on gains than investors under CMN Resolution No. 4,373. A foreign direct investor under Law No. 4,131/1962 must: (1) register as a foreign direct investor with the Central Bank; (2) obtain a Brazilian identification number from the Brazilian tax authorities; (3) appoint a tax representative in Brazil; and (4) appoint a representative in Brazil for service of process in respect of suits based on Brazilian Corporate Law. For additional information on Brazilian tax consequences of investing in the Sendas common shares, see “—E. Taxation—Material Brazilian Tax Consequences.”

E.	Taxation

The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the Spin-Off, as well as the acquisition, ownership and disposition of the Sendas common shares or the Sendas ADSs. The following discussion is not intended to constitute a complete analysis of all tax consequences relating to the Spin-Off or the acquisition, ownership and disposition of our common shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Material Brazilian Tax Consequences

The following discussion describes the material Brazilian tax consequences relating to: (1) the Spin-Off for (i) persons that are not domiciled in Brazil for tax purposes (“Non-Resident Holders”) and (ii) persons that are domiciled in Brazil for tax purposes, as defined by the applicable Brazilian tax legislation (“Brazilian Resident Holders”); and (2) the purchase, ownership and disposal of Sendas common shares and Sendas ADSs by Non-Resident Holders.

It does not purport to be a comprehensive discussion of all the tax consequences that may be relevant to these matters, and it is not applicable to all categories of investors, some of which may be subject to special tax rules not specifically addressed herein. It is based upon the tax laws of Brazil, in effect as of the date of this registration statement, which are subject to change and to differing interpretations. Any change in the applicable Brazilian laws and regulations may impact the consequences described below.

The tax consequences described below do not take into account tax treaties entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil, except if otherwise stated herein.

Although there is presently no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a tax treaty will enter into force or how such a treaty would affect a U.S. holder of Sendas common shares or Sendas ADSs.

You are advised to consult your own tax advisor with respect to the Spin-Off or an investment in Sendas common shares or Sendas ADSs in light of your particular investment circumstances.

Material Brazilian Tax Consequences Relating to the Spin-Off

In connection with the Spin-Off, Non-Resident Holders and Brazilian Resident Holders of CBD common shares will receive Sendas common shares, and Non-Resident Holders of CBD ADSs will receive Sendas ADSs in return of the spun-off equity of CBD.

Based on Brazilian legislation, as the Spin-Off will be implemented by CBD at book value, no income tax should apply to Non-Resident Holders or Brazilian Resident Holders of CBD common shares that receive Sendas common shares as a consequence of the Spin-Off. In addition, no income tax should apply to Non-Resident Holders of CBD ADSs that receive Sendas ADSs as a consequence of the Spin-Off.

In this context, considering the value of the spun-off equity compared to the current equity value of CBD, Non-Resident Holders and Brazilian Resident Holders would allocate part of their acquisition cost in CBD common shares or CBD ADSs to Sendas common shares or Sendas ADSs, as the case may be, reducing their acquisition cost on CBD common shares or CBD ADSs, as the case may be. Despite the above interpretation, given the lack of precedent on the matter and in light of the general and unclear scope of regulations dealing with the subject, it is not possible to predict which position will ultimately prevail in the courts of Brazil.

With respect to Non-Resident Holders of CBD ADSs, there are arguments to sustain that no capital gain should be imposed in Brazil for the Non-Resident Holder of CBD ADSs as CBD ADSs could not fall into the concept of assets located in Brazil. As such, the law in Brazil on non-taxation of such an asset is not clear in the legislation and a different interpretation might be taken by the authorities and the courts of Brazil.

Non Resident Holders and Brazilian Resident Holders should consult their own tax advisors with respect to all income tax implications on the Spin-Off, including the detailed rules related to its imposition and form of calculation and collection, as well as any other tax effect that might apply as a result of any particular circumstance.

Material Brazilian Tax Consequences for Non-Resident Holders of Sendas Common Shares and Sendas ADSs

The following discussion summarizes the main Brazilian tax consequences applicable to the purchase, ownership and disposal of Sendas common shares or Sendas ADSs by a Non-Resident Holder.

Taxation of Dividends

Dividends paid by a Brazilian corporation, such as the us, to a Non-Brazilian Holder of common shares or ADSs are currently not subject to withholding income tax (“WHT”) in Brazil to the extent that such amounts are related to profits generated on or after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to WHT at variable rates, according to the tax legislation applicable to each corresponding year.

Law No. 11,638, dated December 28, 2007 (“Law No. 11,638”) significantly changed the Brazilian Corporate Law in order to align Brazilian generally accepted accounting principles with IFRS. Nonetheless, Law No. 11,941, dated May 27, 2009, introduced the Transitory Tax Regime (“RTT”), in order to render neutral, from a tax perspective, all the changes provided by Law No. 11,638. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria that were effective on December 31, 2007.

Profits determined pursuant to Law No. 11,638 (“IFRS Profits”), may differ from the profits calculated pursuant to the accounting methods and criteria as effective on December 31, 2007 (“2007 Profits”).

While it was general market practice to distribute exempted dividends with reference to the IFRS Profits, Rule No. 1,397, issued by the Brazilian tax authorities on September 16, 2013, established that legal entities should observe the 2007 Profits in order to determine the amount of profits that could be distributed as exempted income to their beneficiaries.

Any profits paid in excess of said 2007 Profits (“Excess Dividends”), should, in the tax authorities’ view and in the specific case of Non-Resident Holders, be subject to the following rules of taxation: (1) 15.0% WHT, in case of beneficiaries domiciled abroad, but not in a Low or Nil Tax Jurisdiction, and (2) 25.0% WHT, in the case of beneficiaries domiciled in a Low or Nil Tax Jurisdiction.

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014 (“Law No. 12, 973”), in addition to revoking the RTT, introduced a new set of tax rules (the “New Brazilian Tax Regime”), including new provisions with respect to Excess Dividends. Under these new provisions: (1) Excess Dividends related to profits assessed from 2008 to 2013 are exempt; (2) potential disputes remain concerning the Excess Dividends related to 2014 profits, since Law No. 12,973 has not expressly excluded those amounts from taxation and Rule No. 1,492, issued by the Brazilian tax authorities on September 17, 2014, established they are subject to taxation when distributed by companies which have not elected to apply the New Brazilian Tax Regime in 2014; and (3) as of 2015, as the New Brazilian Tax Regime is mandatory and has completely replaced the RTT, dividends calculated based on IFRS Profits should be considered fully exempt.

Finally, there is currently legislation pending before the Brazilian Congress discussing the taxation of dividends. It is not possible to predict if the taxation of dividends will be effectively approved by the Brazilian Congress and how such taxation would be implemented.

Distribution of Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as us, to make payments to shareholders of interest on shareholders’ equity as an alternative to carrying out dividend distributions and treat those payments as a deductible expense for the purposes of calculating Brazilian corporate income tax and social contribution on net income.

For tax purposes, this interest is limited to the daily variation of the pro rata variation of the long term interest rate as determined by the Central Bank from time to time applied to certain equity accounts, and the amount of the distribution may not exceed the greater of:

●	50% of net income (after the deduction of the social contribution on net income and before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or

●	50% of the sum of retained profits and profits reserves for the year prior to the year in respect of which the payment is made.

Payments of interest on shareholders’ equity to a Non-Resident Holder are subject to WHT at the rate of 15.0%, or 25.0% if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction.

These payments may be included, at their net value, as part of any mandatory dividend. To the extent that such payments are accounted for as part of the mandatory dividend, under current Brazilian law, we are obliged to distribute to shareholders an additional amount sufficient to ensure that the net amount received by the shareholders, after payment by us of applicable WHT, plus the amount of declared dividends, is at least equal to the mandatory dividend. The distribution of interest on shareholders’ equity must be proposed by our board of directors and is subject to subsequent ratification by the shareholders at the shareholders’ meeting.

Capital Gains

Sale of Sendas ADSs

According to Law No. 10,833, dated December 29, 2003 (“Law No. 10,833”), capital gains earned on the disposal of assets located in Brazil by a Non-Resident Holder, whether to another Non-Resident Holder or to a Brazilian Resident Holder are subject to taxation in Brazil.

Our understanding is that ADSs do not qualify as assets located in Brazil for the purposes of Law No. 10,833 because they represent securities issued and renegotiated in an offshore exchange market and, therefore, should not be subject to the Brazilian WHT. However, considering the lack of any judicial court ruling in respect thereto, we cannot assure you of how tax authorities and Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Resident Holder on the disposal of Sendas ADSs to another Non-Resident Holder. If the Sendas ADSs are deemed to be assets located in Brazil, gains recognized by a Non-Resident Holder from the sale or other disposition to either a non-resident or a resident in Brazil may be subject to income tax in Brazil as further described below.

Conversion of Sendas ADS into Sendas Common Shares

Although there is no clear regulatory guidance, the cancellation of Sendas ADSs and receipt of the underlying Sendas common shares should not subject a Non-Resident Holder to Brazilian tax. Non-Resident Holders may cancel their Sendas ADSs, receive the underlying Sendas common shares, sell such Sendas common shares on a Brazilian stock exchange and remit abroad the proceeds of the sale, according to the regulations of the Central Bank.

Upon receipt of the underlying Sendas common shares upon the cancellation of Sendas ADSs, a Non-Resident Holder may also elect to register with the Central Bank the U.S. dollar value of such Sendas common shares as a foreign portfolio investment under Resolution No. 4,373, which will entitle them to the tax treatment described below.

Alternatively, a Non-Resident Holder is also entitled to register with the Central Bank the U.S. dollar value of such Sendas common shares as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not registered before Brazil’s Central Bank and CVM in accordance with Resolution No. 4,373.

Sale of Sendas Common Shares

Capital gains assessed on a Non-Resident Holder on the disposition of Sendas common shares carried out on a Brazilian stock exchange are:

●	exempt from income tax when realized by a Non-Resident Holder that: (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373(a “4,373 Holder”); and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;

●	subject to income tax at a rate of 15.0% in the case of gains realized by a Non-Resident Holder that: (1) is a 4,373 Holder; and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder; or

●	subject to income tax at a rate of up to 25.0% in the case of gains realized by a Non-Resident Holder that: (1) is not a 4,373 holder; and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction. In this case, a withholding income tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Resident Holder.

Any other gains assessed on a sale or disposition of Sendas common shares that is not carried out on a Brazilian stock exchange are subject to: (1) income tax at a rate ranging from 15.0% up to 22.5% when realized by a Non-Resident Holder that (A) has registered its investment as a foreign direct investment under Law No. 4,131/62 (a “4,131 Holder”); and (B) is not resident or domiciled in a Low Tax Jurisdiction; and (2) income tax at a rate of 25.0% when realized by a 4,131 Holder that is domiciled or resident in a Low Tax Jurisdiction. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, a WHT of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

Under Brazilian legislation, there are legal grounds to support that the disposition of shares of a Brazilian entity by a 4,373 Holder outside the Brazilian stock exchange should be subject to a rate of 15.0%. This is mainly because Section 81 of Law No. 8,981, dated January 20, 1995, as extended by Section 16 Provisional Measure 2,189-49/01, provides for a Special Tax Regime to 4,373 Holders by means of which: (1) capital gains earned by 4,373 Holders are exempt, to the extent capital gains are considered to be the positive results obtained from transactions carried out on the stock exchange; and (2) in all other cases applies the taxation at the 15.0% WHT rate. Notwithstanding, Brazilian custodian agents usually do not accept this view and require the tax treatment applicable to 4,131 Holders (i.e., progressive WHT rates ranging from 15.0% up to 22.5%) on disposition of Brazilian assets carried out outside the stock exchange. There is a Ruling surrounding the matter, but it still leaves room for interpretation. Administrative and judicial precedents are inexistent.

Any exercise of preemptive rights relating to Sendas common shares or Sendas ADSs will not be subject to Brazilian withholding income tax. Any gain on the sale or assignment of preemptive rights relating to Sendas common shares by the Sendas Depositary on behalf of holders of Sendas ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposal of Sendas common shares.

In the case of a redemption of common shares or a capital reduction by a Brazilian corporation, such as us, the positive difference between the amount received by a Non-Resident Holder and the acquisition cost of the common shares redeemed, including common shares underlying common ADSs, is treated as a capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the specific rates detailed above, depending on the nature of the investment and the location of the investor.

As a general rule, the gains realized as a result of the disposal of common shares, including these underlying common ADSs, is the positive difference between the amount realized on the sale or exchange of the common shares and their acquisition cost.

There is no assurance that the current preferential treatment for a Non-Resident Holder of Sendas ADSs and a 4,373 Holder of Sendas common shares will continue or that it will not change in the future.

Conversion of Sendas Common Shares into Sendas ADSs

The deposit of Sendas common shares into the Sendas ADS program and issuance of Sendas ADSs may subject a Non-Resident Holder to Brazilian income tax on capital gains if the amount previously registered with the Central Bank as a foreign investment in Sendas common shares or, in the case of other market investors under Resolution No. 4,373, the acquisition cost of the Sendas common shares, as the case may be, is lower than:

●	the average price per Sendas common share on the B3 on the day of deposit; or

●	if no Sendas common shares were sold on that day, the average price on the B3 during the 15 preceding trading sessions.

The difference between the amount previously registered, or the acquisition cost, as the case may be, and the average price of the Sendas common shares, calculated as set forth above, is considered a capital gain.

Discussion on Low or Nil Taxation Jurisdictions

On June 4, 2010, the Brazilian tax authorities enacted Normative Ruling No. 1,037 listing: (1) the countries and jurisdictions considered as Low or Nil Taxation Jurisdictions or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents; and (2) the privileged tax regimes, which definition is provided by Law No. 11,727, of June 23, 2008 (“Law No. 11,727”).

A Low or Nil Taxation Jurisdiction is a country or location that: (1) does not impose taxation on income; (2) imposes income tax at a maximum rate lower than 20.0%; or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. A regulation issued by the Brazilian tax authorities on November 28, 2014 (Ordinance No. 488, of 2014) decreased, from 20.0% to 17.0%, the minimum threshold for certain specific cases. The reduced 17.0% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities. Although Ordinance No. 488 has lowered the threshold rate, Normative Ruling No. 1,037, which identifies the countries considered to be Low or Nil Tax Jurisdictions and the locations considered as privileged tax regimes, has not been amended yet to reflect such threshold modification.

Law No. 11,727 created the concept of “privileged tax regimes,” which encompasses the countries and jurisdictions that: (1) do not tax income or tax it at a maximum rate lower than 20.0%; (2) grant tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or jurisdiction, or (b) conditioned to the non-exercise of a substantial economic activity in the country or jurisdiction; (3) do not tax or tax proceeds generated abroad at a maximum rate lower than 20.0%; or (4) restrict the ownership disclosure of assets and ownership right or restrict disclosure about economic transactions carried out. Although we believe that the best interpretation of the current tax legislation is that the above mentioned “privileged tax regime” concept should apply solely for purposes of Brazilian transfer pricing and thin capitalization rules, among other rules that make express reference to the concepts, we can provide no assurance that tax authorities will not interpret the rules as applicable also to a Non-Resident Holder on payments of interest on shareholders’ equity.

Currently, the understanding of the Brazilian tax authorities is that the rate of 15.0% of WHT applies to payments made to beneficiaries resident in privileged tax regimes (Answer to Advance Tax Ruling Request COSIT No. 575, of December 20, 2017). In any case, if Brazilian tax authorities determine that payments made to a Non-Resident Holder under a privileged tax regime are subject to the same rules applicable to payments made to Non-Resident Holders located in a Low or Nil Tax Jurisdictions, the withholding income tax applicable to such payments could be assessed at a rate up to 25.0%.

We recommend investors to consult their own tax advisors from time to time to verify any possible tax consequence arising from Normative Ruling No. 1,037 and Law No. 11,727. If the Brazilian tax authorities determine that payments made to a Non-Resident Holder are considered to be made under a “privileged tax regime,” the WHT applicable to such payments could be assessed at a rate of up to 25.0%.

Other Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposal of Sendas common shares or Sendas ADSs by a Non-Resident Holder. Gift and inheritance taxes, however, may be levied by some states on gifts made to or inheritances bestowed by the Non-Resident Holder on individuals or entities resident or domiciled within such states in Brazil. There is no Brazilian stamp, issue, registration or similar taxes or duties payable by a Non-Resident Holder of Sendas common shares or Sendas ADSs.

Taxation of Foreign Exchange Transactions (IOF/Exchange)

Pursuant to Decree No. 6,306/07, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received or remitted by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment by a Non-Resident Holder in common shares and common ADSs, may be subject to the Tax on Foreign Exchange Transactions (“IOF/Exchange”). Currently, the applicable rate for almost all foreign currency exchange transactions is 0.38%.  Currently, foreign currency exchange transactions carried out for the inflow of funds in Brazil for investment in the Brazilian financial and capital market made by a foreign investor (including a Non-Resident Holder, as applicable) are subject to IOF/Exchange at a 0% rate. The IOF/Exchange rate will also be 0% for the outflow of resources from Brazil related to these types of investments, including payments of dividends and interest on shareholders’ equity and the repatriation of funds invested in the Brazilian market. Furthermore, the IOF/Exchange is currently levied at a 0% rate for the conversion of ADSs into common shares held by foreign investors under the 4,373 Holders regime. In any case, the Brazilian government is permitted to increase the rate to a maximum of 25% at any time, with respect to future transactions. Any increase in the rate would not apply retroactively.

Tax on Bonds and Securities Transactions (IOF/Bonds)

Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions (“IOF/Bonds”), may be imposed on any transaction involving bonds and securities even if the transactions are performed on a Brazilian stock exchange. The rate of this tax for transactions involving common shares is currently 0%, but the Brazilian government may increase such rate up to 1.5% per day, with respect to future transactions. Currently, the issuance of depositary receipts traded outside of Brazil which underlying shares are issued by a Brazilian company and listed on a Brazilian stock exchange are also subject to IOF/Bonds at the 0% rate. Any increase in the rate would not apply retroactively.

Material U.S. Federal Income Tax Consequences

In General

The following is a discussion of the material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) of: (1) the Spin-Off; and (2) owning and disposing of the Sendas common shares or the Sendas ADSs (the “Sendas Shares”) received in the Spin-Off, based on the description of the Transaction set forth herein. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder, administrative guidance and court decisions, in each case as of the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion addresses only those holders that hold their CBD common shares or CBD ADSs (the “CBD Shares”), and will hold their Sendas Shares received in the Spin-Off, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any aspect of non-U.S. tax law or U.S state, local, alternative minimum, estate, gift or other tax law that may be applicable to a holder. This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of CBD Shares or Sendas Shares in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:

●	banks, mutual funds and other financial institutions;

●	real estate investment trusts and regulated investment companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	tax-exempt organizations or governmental organizations;

●	insurance companies;

●	dealers or brokers in securities or foreign currency;

●	individual retirement and other deferred accounts;

●	U.S. Holders whose functional currency is not the U.S. dollar;

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	“passive foreign investment companies” or “controlled foreign corporations,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	persons subject to the alternative minimum tax;

●	U.S. Holders who own or are deemed to own 10% or more (by vote or value) of CBD’s or Sendas’s voting stock;

●	persons who hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

●	persons who purchase or sell their shares as part of a wash sale for tax purposes;

●	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein); and

●	persons who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of CBD Shares or, after the completion of the Spin-Off, Sendas Shares, that for U.S. federal income tax purposes is:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds CBD Shares or, after the completion of the Spin-Off, Sendas Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the Spin-Off and the ownership and disposition of Sendas Shares.

In order for the Spin-Off to qualify as a tax-free distribution to U.S. Holders under the U.S. tax rules, the Spin-Off must meet numerous requirements. CBD intends to take the position, and this discussion assumes, that the Spin-Off more likely than not will qualify as a tax-free distribution to U.S. Holders for U.S. federal income tax purposes. CBD does not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the Spin-Off. No assurance can be given that the IRS will not challenge the conclusions reflected herein or that a court would not sustain such a challenge. This discussion addresses the consequences to a U.S. Holder if the Spin-Off qualifies as a tax-free distribution or if the Spin-Off does not qualify as a tax-free distribution.

This discussion is for informational purposes only and is not tax advice. Holders of CBD Shares or, after the completion of the Spin-Off, Sendas Shares should consult their tax advisors with respect to the U.S. federal income tax consequences to them of the Spin-Off and the ownership and disposition of Sendas Shares in light of their particular circumstances, as well as any tax consequences of such matters arising under the U.S. federal tax laws other than those pertaining to income tax, including estate or gift tax laws, or under any state, local or non-U.S. tax laws or under any applicable income tax treaty.

U.S. Federal Income Tax Consequences of the Spin-Off

Assuming that the Spin-Off qualifies as a tax-free distribution, the distribution of Sendas Shares to U.S. Holders of CBD Shares will result in the following tax consequences:

●	Except for any cash received in lieu of fractional shares of Sendas Shares, a U.S. Holder will not recognize any income, gain or loss as a result of the receipt of Sendas Shares in the Spin-Off.

●	The aggregate tax basis in the CBD Shares and Sendas Shares in the hands of each U.S. Holder of CBD Shares immediately after the Spin-Off will be the same as the aggregate tax basis of the CBD Shares held by such holder immediately before the Spin-Off, allocated between the shares of CBD Shares and Sendas Shares (including fractional shares) in proportion to their relative fair market values immediately following the Spin-Off.

●	A U.S. Holder’s holding period in the Sendas Shares received in the Spin-Off will include the holding period of the CBD Shares with respect to which the Sendas Shares were received.

●	The receipt of cash in lieu of fractional shares of Sendas Shares generally will be treated as a sale of the fractional shares of Sendas Shares, and a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received and such holder’s basis in the fractional shares of Sendas Shares, as determined above. The gain or loss will be long-term capital gain or loss if the holding period for the fractional shares of Sendas Shares, as determined above, is more than one year. Long-term capital gains of non-corporate taxpayers are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as U.S. source gain or loss.

U.S. Holders of CBD Shares that have acquired different blocks of CBD Shares at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate tax basis in, and their holding period in, the Sendas Shares distributed with respect to blocks of CBD Shares.

If the Spin-Off were determined not to qualify as a tax-free distribution, each U.S. Holder of CBD Shares who receives Sendas Shares in the Spin-Off would generally be treated as receiving a taxable distribution equal to the fair market value of the Sendas Shares (determined at the time of the Spin-Off) received by such holder in the Spin-Off (including fractional shares). In such event, such distribution will be treated as a taxable dividend to each U.S. Holder of CBD Shares, but only to the extent that such distribution is paid out of CBD’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds CBD’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess would be treated first as a tax-free return of a U.S. Holder’s tax basis in such holder’s CBD Shares, and then, to the extent such excess amount exceeds such holder’s tax basis in such CBD Shares, as capital gain. CBD, however, does not calculate its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that the distribution of Sendas Shares would be reported as a dividend even if such distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above. The distribution of Sendas Shares would not be eligible for either the dividends-received deduction generally available to U.S. corporations under the Code or for the lower rates applicable to “qualified dividend income” for non-corporate U.S. Holders.

Backup Withholding and Information Reporting

Payments of cash in lieu of fractional shares of Sendas Shares to a U.S. Holder pursuant to the Spin-Off may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences of Owning and Disposing of Sendas Shares Received in the Spin-Off

Distributions on Sendas Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of any distribution that Sendas makes to a U.S. Holder with respect to Sendas Shares (including the amount of any taxes withheld therefrom) will generally be includible in such holder’s gross income, in the year actually or constructively received, as dividend income, but only to the extent that such distribution is paid out of Sendas’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds Sendas’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess will be treated first as a tax-free return of a U.S. Holder’s tax basis in such holder’s Sendas Shares, and then, to the extent such excess amount exceeds such holder’s tax basis in such Sendas Shares, as capital gain. Sendas, however, may not calculate its earnings and profits under U.S. federal income tax principles. In that case, a U.S. Holder should expect that any distribution Sendas makes will be reported as a dividend even if such distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above. Dividends paid by Sendas will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations under the Code or for the lower rates applicable to “qualified dividend income” for non-corporate U.S. Holders.

Subject to certain conditions and limitations, non-U.S. taxes withheld, if any, from dividends on the Sendas Shares may be treated as foreign taxes eligible for a credit against the U.S. federal income tax liability of a U.S. Holder. For purposes of calculating the foreign tax credit, dividends paid on the Sendas Shares will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if a U.S. Holder holds its Sendas Shares for less than a specified minimum period, the U.S. Holder will not be allowed a foreign tax credit for non-U.S. taxes imposed, if any, on dividends paid on its shares. The rules governing the foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dispositions of Sendas Shares

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder will generally recognize capital gain or loss on any sale, exchange, redemption, or other taxable disposition of its Sendas Shares in an amount equal to the difference between the amount realized for the Shares and such U.S. Holder’s tax basis in the Shares (as determined above). Any such capital gain or loss will be long-term if the U.S. Holder’s holding period in the shares exceeds one year. Long-term capital gains of non-corporate taxpayers are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as U.S. source gain or loss.

Passive Foreign Investment Company

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which the corporation satisfies either of the following requirements:

●	at least 75% of its gross income is “passive income”; or

●	at least 50% of the average gross fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of “passive income.”

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In addition, there is a look-through rule for investments in subsidiary corporations. Under this rule, if a non-U.S. corporation owns (directly or indirectly) at least 25% of another corporation, the non-U.S. corporation is treated as owning its proportionate share of the assets of the other corporation and earning its proportionate share of the income of the other corporation for purposes of determining if the non-U.S. foreign corporation is a PFIC.

There can be no assurance that Sendas will not be considered to be a PFIC for any particular year because PFIC status is factual in nature, depends upon factors not wholly within Sendas’s control, generally cannot be determined until the close of the taxable year in question, and is determined annually. If Sendas were a PFIC for any taxable year during which a U.S. Holder owned the Sendas Shares, gains recognized by such U.S. Holder on a sale or other disposition of the Shares would be allocated ratably over the U.S. Holder’s holding period for such Sendas Shares. The amount allocated to the taxable year of the sale or other disposition and to any year before Sendas became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to each such taxable year. Further, any distribution on the Sendas Shares in excess of 125% of the average of the annual distributions on such units or the underlying shares received by a U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain, as described immediately above. If Sendas is classified as a PFIC in any year that a U.S. Holder is a shareholder, Sendas generally will continue to be treated as a PFIC for that U.S. Holder in all succeeding years, even if Sendas ceases to satisfy the requirements of being a PFIC. If a U.S. Holder holds the Sendas Shares during any taxable year in which Sendas is a PFIC, that holder generally will be required to file an annual IRS Form 8621. Significant penalties are imposed for failure to file IRS Form 8621, and the failure to file such form may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to their investment in the Sendas Shares.

Backup Withholding and Information Reporting

Payments of dividends to a U.S. Holder and proceeds from the sale or other disposition of Sendas Shares may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and generally will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders are required to report information relating to an interest in the Sendas Shares, subject to certain exceptions (including an exception for Shares held in accounts maintained by certain financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of Sendas Shares.

F.	Dividends and Paying Agents

The dividend paying agent for shareholders is Banco Itaú Corretora de Valores S.A. For additional detail, see “—Memorandum and Articles of Association—Allocation of Net Profits and Distribution of Dividends—Distribution of Dividends” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy.”

G.	Statement by Experts

The consolidated financial statements of Sendas Distribuidora S.A. as of December 31, 2019 and 2018 and each of the three years in the period ended December 31, 2019, appearing in this registration statement have been audited by Ernst & Young Auditores Independentes S.S., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

H.	Documents on Display

Once this registration statement becomes effective, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. You may read and copy our periodic reports at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public from commercial document retrieval services. Some of our SEC filings are also available at the website maintained by the SEC at www.sec.gov. Except as otherwise expressly indicated herein, any such information does not form part of this registration statement on Form 20-F.

We intend to apply to list the Sendas ADSs on the NYSE under the ticker symbol “ASAI.” You may inspect any periodic reports and other information filed with or furnished to the SEC by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt from the rules under the Exchange Act which prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

We also file financial statements and other periodic reports with the CVM, including the Formulário de Referência, which is an annual report that is prepared and filed in accordance with CVM Instruction No. 480/09 and can be accessed through www.cvm.gov.br. Information from that website is not incorporated by reference into this document.

We have appointed JPMorgan Chase Bank N.A. to act as depositary for the Sendas ADSs. JPMorgan Chase Bank N.A. will, as provided in the Sendas Deposit Agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of the Sendas ADSs. Any record holder of the Sendas ADSs may read such reports and communications or summaries thereof at JPMorgan Chase Bank N.A.’s office located at 383 Madison Avenue, Floor 11, New York, NY 10179.

Copies of our annual reports on Form 20-F and documents referred to in this registration statement and our bylaws will be available for inspection upon request at our headquarters at: Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, 22775-005, Rio de Janeiro, RJ, Brazil.

Our website is located at www.assai.com.br. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL is not, and shall not be deemed to be, incorporated into this registration statement.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks from changes in foreign currency and interest rates. Market risk is the potential loss arising from adverse changes in market rates, such as foreign currency exchange rates and interest rates.

We have a treasury policy designed to manage financial market risk, principally by swapping a substantial part of our U.S. dollar-denominated liabilities to obligations denominated in reais. We engage in cross-currency interest rate swaps under which we enter into an agreement typically with the same counter-party which provides the original U.S. dollar-denominated financing. A separate financial instrument is signed at the time the loan agreement is consummated, under which we are effectively then liable for amounts in reais and interest based on the CDI rate. Amounts are normally consummated with the same financial institutions and the same maturity periods. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We use derivative financial instruments, usually cross-currency interest rate swaps, to mitigate risk caused by fluctuating currency and interest rates. We enter into cross-currency interest rate swaps to protect foreign currency exposure. Decisions regarding swap contracts are made on a case-by-case basis, taking into consideration the amount and duration of the exposure, market volatility, and economic trends. Our realized and unrealized gains and losses on these contracts are included within “financial income” and “financial expense,” respectively.

We use interest rate swap agreements to manage interest costs and risks associated with changing rates. The differential to be paid or received is accrued as interest rates change and is recognized in interest expense over the life of the agreements.

We have a policy of entering into contracts only with parties that have high credit ratings. The counter-parties to these contracts are major financial institutions. We do not expect a credit loss from counter-party non-performance.

For more information about our market risks and the sensitivity analyses of these risks, see note 19.1 to our unaudited interim condensed consolidated financial statements and note 20.7 to our audited consolidated financial statements included in this registration statement.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Description of American Depositary Shares

American Depositary Receipts

JPMorgan Chase Bank, N.A. (“JPMorgan”), as Sendas Depositary will issue the Sendas ADSs which you will be entitled to receive in connection with the Spin-Off. Each Sendas ADS will represent an ownership interest in a designated number or percentage of Sendas common shares which we will deposit with the Sendas ADS Custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, yourself as an American depositary receipt holder (“ADR holder”), and all other ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In this “Description of American Depositary Shares,” references to American depositary receipts or ADRs shall mean ADRs evidencing Sendas ADSs and shall include the statements you will receive which reflect your ownership of Sendas ADSs. In addition, in this “Description of American Depositary Shares,” “ADSs” will refer to the Sendas ADSs, “shares” will refer to Sendas common shares, “depositary” will refer to the Sendas Depositary and “custodian” will refer to the Sendas ADS Custodian.

The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you are an ADR holder and hold your ADSs directly. If you have a beneficial ownership interest in ADSs but hold the ADSs through your broker or financial institution nominee, you are a beneficial owner of ADSs and must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are. If you are a beneficial owner, you will only be able to exercise any right or receive any benefit under the deposit agreement solely through the ADR holder which holds the ADR(s) evidencing the ADSs owned by you, and the arrangements between you and such ADR holder may affect your ability to exercise any rights you may have. For all purposes under the deposit agreement, an ADR holder is deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADR(s) registered in such ADR holder’s name. The depositary’s only notification obligations under the deposit agreement shall be to the ADR holders, and notice to an ADR holder shall be deemed, for all purposes of the deposit agreement, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.

As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Brazilian law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders and beneficial owners from time to time of ADSs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of our company, the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement, the ADRs and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder or a beneficial owner of ADSs, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The following is a summary of what we believe to be the material terms of the Sendas Deposit Agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the most recent Form F-6 registration statement (or amendment thereto) filed with the SEC. You may also obtain a copy of the form of deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

●	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If we advise the depositary that any such conversion, transfer or distribution can be effected only with the approval or license of the Brazilian government or any agency thereof or the depositary becomes aware of any other governmental approval or license required, the depositary may, in its discretion, apply for such approval or license, as we or our Brazilian counsel may reasonably instruct in writing or as the depositary may deem desirable including, without limitation, Central Bank registration. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

●	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

●	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i)	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

(ii)	if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse. We have no obligation to file a registration statement under the United States Securities Act of 1933, as amended (“Securities Act”) in order to make any rights available to ADR holders.

●	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

●	Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders or beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth in the “Depositary Receipt Sale and Purchase of Security” section of https://www.adr.com, the location and contents of which the depositary shall be solely responsible for.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this registration statement, we will deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan, as depositary for the benefit of ADR holders or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the Spin-Off to which this registration statement relates) for the account and to the order of the depositary, in each case for the benefit of ADR holders, to the extent not prohibited by law. ADR holders and beneficial owners thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.

We and the depositary, the custodian shall comply with Brazil’s National Monetary Council (Conselho Monetário Nacional) Resolution No. 4,373, dated as of September 29, 2014, in the third article, paragraph three, of the Regulation Annex V, and agree to furnish to the Central Bank and the CVM, whenever required, information or documents related to the ADRs and the deposit agreement, the deposited securities and distributions thereon and, under the terms of the deposit agreement, the depositary and the custodian are authorized to release such information or documents and any other information as required by local regulation, law or regulatory body request. The depositary has the right to terminate the deposit agreement on at least 30 days’ notice to ADR holders and us in the event that the depositary or the custodian reasonably could be subject to criminal or material civil liabilities if we have failed to provide such information or documents reasonably available only by us.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and an ADR holder will receive periodic statements from the depositary which will show the number of ADSs registered in such ADR holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

●	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

●	the payment of fees, taxes and similar charges; or

●	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

●	to receive any distribution on or in respect of deposited securities;

●	to give instructions for the exercise of voting rights at a meeting of holders of shares;

●	to pay any fees, charges or expenses assessed by, or owing to the depositary; or

●	to receive any notice or to act or be obligated in respect of other matters;

 all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice from us of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares or other deposited securities, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least 30 days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the ADR holders a notice stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of Brazilian law, be entitled to instruct the depositary to exercise the voting rights, if any, pertaining to the shares underlying such ADR holder’s ADSs and (iii) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by us. Each ADR holder is solely responsible for the forwarding of such notices to the beneficial owners of ADSs registered in such ADR holder’s name. Following actual receipt by the ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for DTC), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the shares represented by the ADSs evidenced by such ADR holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing our shares.

ADR holders and beneficial owners of ADSs are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, rule or regulation, or by the rules and/or requirements of the stock exchange or market on which the ADSs are listed or traded, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the ADR holders a notice that provides such ADR holders with, or otherwise publicizes to such ADR holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

There is no guarantee that ADR holders and beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Sendas Common Shares and the Sendas ADSs—Holders of Sendas ADSs are not entitled to attend shareholders’ meetings and may only vote through the Sendas Depositary.”

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders and beneficial owners of ADSs, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

●	a fee of up to US$0.05 per ADS held upon which any cash distribution made pursuant to the deposit agreement or in the case of an elective cash/stock dividend, upon which a cash distribution or an issuance of additional ADSs is made as a result of such elective dividend;

●	an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

●	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions), including, without limitation, any amounts charged by any governmental authorities or other institutions such as the B3 S.A. – Brasil, Bolsa, Balcão, the stock exchange on which the Sendas shares are registered for trading;

●	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

●	fees and expenses for conversion of foreign currency;

●	stock transfer or other taxes and other governmental charges;

●	SWIFT, cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

●	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

●	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars (“FX Transactions”). For certain currencies, FX Transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, FX Transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such FX Transactions.

The foreign exchange rate applied to an FX Transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosure” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”). Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the FX Transaction. Additionally, the timing of execution of an FX Transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on us, the depositary, ADR holders or beneficial owners of ADSs. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity. Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute an FX Transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of FX Transactions will be provided by the depositary on ADR.com. We and by holding an ADS or an interest therein, ADR holders and beneficial owners of ADSs will each be acknowledging and agreeing that the terms applicable to FX Transactions disclosed from time to time on ADR.com will apply to any FX Transaction executed pursuant to the deposit agreement.

The fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. ADR holders will receive prior notice of the increase in any such fees and charges. The right of the depositary to charge and receive payment of fees, charges and expenses as provided above shall survive the termination of the deposit agreement.

The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to ADR holders. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the applicable ADR holder to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners of such ADSs, and all prior registered holders of such ADRs and prior beneficial owners of such ADSs, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or governmental charge. Each ADR holder and beneficial owner of ADSs, and each prior ADR holder and beneficial owner of ADSs, by holding or having held an ADR or an interest in ADSs, acknowledges and agrees that the depositary shall have the right to seek payment of any taxes or governmental charges owing with respect to the relevant ADRs from any one or more such current or prior ADR holder or beneficial owner of ADSs, as determined by the depositary in its sole discretion, without any obligation to seek payment of amounts owing from any other current or prior ADR holder or beneficial owner of ADSs. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained. These obligations survive any transfer or surrender of ADSs or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to ADR holders or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

●	amend the form of ADR;

●	distribute additional or amended ADRs;

●	distribute cash, securities or other property it has received in connection with such actions;

●	sell any securities or property received and distribute the proceeds as cash; or

●	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges on a per ADS basis (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners of ADSs. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders and beneficial owners a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder and the beneficial owner of the corresponding ADSs are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

Any amendments or supplements which (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners of ADSs. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the form of ADR (and all outstanding ADRs) at any time in accordance with such changed laws, rules or regulations, which amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.

Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the ADR holders at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to ADR holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to ADR holders unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary. Notwithstanding anything to the contrary herein, the depositary may terminate the deposit agreement without notifying us, but subject to giving 30 days’ notice to the ADR holders, under the following circumstances: (i) in the event of our bankruptcy or insolvency, (ii) if the Shares cease to be listed on an internationally recognized stock exchange, (iii) if we effect (or will effect) a redemption of all or substantially all of the deposited securities, or a cash or share distribution representing a return of all or substantially all of the value of the deposited securities, or (iv) there occurs a merger, consolidation, sale of assets or other transaction as a result of which securities or other property are delivered in exchange for or in lieu of deposited securities. After the date so fixed for termination, the depositary and its agents will perform no further acts under the deposit agreement and the ADRs, except to receive and hold (or sell) distributions on deposited securities and deliver deposited securities being withdrawn. As soon as practicable after the date so fixed for termination, the depositary shall use its reasonable efforts to sell the deposited securities and shall thereafter (as long as it may lawfully do so) hold in an account (which may be a segregated or unsegregated account) the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the pro rata benefit of the ADR holders who have not theretofore surrendered their ADRs. After making such sale, the depositary shall be discharged from all obligations in respect of the deposit agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary and its agents.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and beneficial owners of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

●	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

●	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

●	compliance with such regulations as the depositary may establish consistent with the deposit agreement and any regulations which the depositary is informed of in writing by us which are required by the depositary, ourselves or the Custodian to facilitate compliance with any applicable rules or regulations of the Central Bank or CVM.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and each of our and the depositary’s respective agents, provided, however, that no provision of the deposit agreement is intended to constitute a waiver or limitation of any rights which ADR holders or beneficial owners of ADSs may have under the Securities Act or the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the extent applicable. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable to ADR holders or beneficial owners of ADSs if:

●	any present or future law, rule, regulation, fiat, order or decree of the United States, Brazil or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, epidemic, pandemic, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary’s or our respective agents’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

●	it exercises or fails to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

●	it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

●	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR holder, or any other person believed by it to be competent to give such advice or information, or in the case of the depositary only, our company; or

●	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

The depositary shall not be a fiduciary or have any fiduciary duty to ADR holders or beneficial owners of ADSs. Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any ADR holder or holders, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or beneficial owners of ADSs about the requirements of any laws, rules or regulations or any changes therein or thereto.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any ADR holder or beneficial owner of ADSs to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide ADR holders or beneficial owners of ADSs, or any of them, with any information about the tax status of our company. Neither we nor the depositary shall incur any liability for any tax or tax consequences that may be incurred by ADR holders or beneficial owners of ADSs on account of their ownership or disposition of the ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast, or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable to ADR holders or beneficial owners of ADSs for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation, ADR holders and beneficial owners of ADSs), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, ADR holders and beneficial owners of ADSs agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct ADR holders (and through any such ADR holder, the beneficial owners of ADSs evidenced by the ADRs registered in such ADR holder’s name) to deliver their ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal directly with the ADR holder and/or beneficial owner of ADSs as a holder of shares and, by holding an ADS or an interest therein, ADR holders and beneficial owners of ADSs will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. ADR holders may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register (and/or any portion thereof) may be closed at any time or from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each ADR holder and each beneficial owner of ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

●	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

●	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Each ADR holder and beneficial owner of ADSs is further deemed to acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about our company, the ADR holders, the beneficial owners of ADSs and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners of ADSs and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us or the ADR holders or beneficial owners of ADSs may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (A) preclude the depositary or any of its divisions, branches or affiliates from engaging in such transactions or establishing or maintaining such relationships, or (B) obligate the depositary or any of its divisions, branches or affiliates to disclose such transactions or relationships or to account for any profit made or payment received in such transactions or relationships, and (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) for purposes of the deposit agreement and the ADRs, notice to an ADR holder is deemed to constitute notice to any and all beneficial owners of the ADSs evidenced by the holder’s ADRs.

Governing Law and Consent to Jurisdiction

The deposit agreement and the ADRs are governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

By holding an ADS or an interest therein, ADR holders and beneficial owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

Jury Trial Waiver

The deposit agreement provides that, to the fullest extent permitted by applicable law, each party thereto (including, for avoidance of doubt, each ADR holder and beneficial owner and/or holder of interests in ADSs) irrevocably waives, to the fullest extent permitted by applicable law, the right to a jury trial in any suit, action or proceeding against us or the depositary directly or indirectly arising out of or relating to our shares or other deposited securities, the ADSs, the ADRs, the deposit agreement, or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or other theory), including any suit, action or proceeding under the U.S. federal securities laws. If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any ADR holder or beneficial owner of ADSs of our or the depositary’s compliance with the Securities Act or the Exchange Act, to the extent applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	[RESERVED]

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.	CODE OF ETHICS

Not applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this registration statement.

ITEM 19.	EXHIBITS

(a)	Financial Statements

Sendas Distribuidora S.A.

(b)	List of Exhibits

Exhibit No.	Description
1.1*	Bylaws (Estatuto Social) of Sendas Distribuidora S.A. (English translation).
2.1

Form of Deposit Agreement, among Sendas Distribuidora S.A., JPMorgan Chase Bank N.A., as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 99(a) to the Form F-6 Registration Statement under the Securities Act of 1933 of Sendas Distribuidora S.A. (File No. 333-252850) filed with the Securities and Exchange Commission on February 8, 2021).

2.2	Form of American Depositary Receipt representing American Depositary Shares representing common shares of Sendas Distribuidora S.A. (included in Exhibit 2.1).
2.3*	Private Debenture Deed Relating to the First Issuance of Unsecured Simple, Non-Convertible Debentures issued by Sendas Distribuidora S.A., dated as of August 9, 2019, by and among Sendas Distribuidora S.A., Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários and Companhia Brasileira de Distribuição (English translation).
2.4*	First Amendment, dated as of November 19, 2020, by and among Sendas Distribuidora S.A., Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários and Companhia Brasileira de Distribuição, to the Private Debenture Deed Relating to the First Issuance of Unsecured Simple, Non-Convertible Debentures issued by Sendas Distribuidora S.A., dated as of August 9, 2019, by and among Sendas Distribuidora S.A., Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários and Companhia Brasileira de Distribuição (English translation).

4.1†*	Separation Agreement, dated as of December 14, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation).
4.2*	Employee Matters Agreement, dated as of December 17, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation).
4.3*	Cross-Management Agreement, dated as of December 17, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation).
4.4*	Data Protection Agreement, dated as of December 17, 2020, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation).
4.5*	Third-Party Stores Management Agreement, dated as of January 12, 2021, between Companhia Brasileira de Distribuição and Sendas Distribuidora S.A. (English translation).
4.6	Partial Spin-Off Protocol of Sendas Distribuidora S.A. with Merger of the Spun-Off Portion into Companhia Brasileira de Distribuição, dated December 9, 2020, by and between Sendas Distribuidora S.A. and Companhia Brasileira de Distribuição (English translation) (incorporated by reference to Exhibit 99.5 to the Form 6-K/A of Companhia Brasileira de Distribuição (File No. 001-14626) furnished to the Securities and Exchange Commission on December 16, 2020).
4.7	Partial Spin-Off Protocol of Companhia Brasileira de Distribuição with Merger of the Spun-Off Portion into Sendas Distribuidora S.A., dated December 9, 2020, by and between Sendas Distribuidora S.A. and Companhia Brasileira de Distribuição (English translation) (incorporated by reference to Exhibit 99.6 to the Form 6-K/A of Companhia Brasileira de Distribuição (File No. 001-14626) furnished to the Securities and Exchange Commission on December 16, 2020).
4.8	Cost Sharing Agreement, dated as of August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição (incorporated by reference to Exhibit 4.(b)(5) to the Annual Report on Form 20-F of Companhia Brasileira de Distribuição (File No. 001-14626) filed with the Securities and Exchange Commission on April 30, 2015).
4.9	First Amendment, dated as of October 30, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada, Companhia Brasileira de Distribuição and Euris, to the Cost Sharing Agreement, dated as of August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição (incorporated by reference to Exhibit 4.(b)(6) to the Annual Report on Form 20-F of Companhia Brasileira de Distribuição (File No. 001-14626) filed with the Securities and Exchange Commission on April 30, 2015).
4.10*	Second Amendment, dated as of October 28, 2020, by and among Casino Guichard Perrachon S.A., Casino Services SAS, Helicco Participações Ltda., Wilkes Participações S.A., Euris, Companhia Brasileira de Distribuição and Sendas Distribuidora S.A., to the Cost Sharing Agreement, dated as of August 1, 2014, by and among Casino Guichard Perrachon S.A., Sudaco Participações Limitada and Companhia Brasileira de Distribuição, as amended.
4.11†*	Cost Sharing Agreement, dated as of December 15, 2016, by and among Companhia Brasileira de Distribuição, Via Varejo S.A., CNova Comércio Eletrônico S.A., and Sendas Distribuidora S.A. (English translation).
4.12*	First Amendment, dated as of December 10, 2018, by and among Companhia Brasileira de Distribuição, Via Varejo S.A., CNova Comércio Eletrônico S.A., and Sendas Distribuidora S.A. to the Cost Sharing Agreement, dated as of December 15, 2016, by and among Companhia Brasileira de Distribuição, Via Varejo S.A., CNova Comércio Eletrônico S.A., and Sendas Distribuidora S.A. (English translation).
4.13#†*	Photovoltaic Equipment Lease Agreement (FV-ASS-CLE-0071), dated as of April 29, 2019, by and between Sendas Distribuidora S.A. and GreenYellow do Brasil Energia e Serviços Ltda. (English translation).
4.14*	Schedule of Omitted Photovoltaic Equipment Lease Agreements.
4.15#†*	Operation and Maintenance Services Agreement (FV-ASS-COM-71), dated as of April 29, 2019, by and between Sendas Distribuidora S.A. and GreenYellow do Brasil Energia e Serviços Ltda. (English translation).
4.16*	Schedule of Omitted Operation and Maintenance Services Agreements.
4.17#†*	First Amended and Restated Electric Energy Purchase Agreement (13 Years), dated as of July 29, 2020, by and between Sendas Distribuidora S.A., Greenyellow Serviços e Comercialização de Energia Ltda. and Companhia Brasileira de Distribuição (English translation).
4.18*	Schedule of Omitted Electric Energy Purchase Agreements.
8.1	List of subsidiaries of the Registrant. See note 12.1 to our unaudited interim condensed consolidated financial statements and note 13.1 to our audited consolidated financial statements. As of the date of this registration statement, the Registrant does not have any significant subsidiaries.
15.1*	Consent of Ernst & Young Auditores Independentes S.S.

*	Previously filed.
#	Certain information has been omitted from this exhibit pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F because it is both not material and would likely cause competitive harm to the Registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and competitive harm analyses to the Commission upon request.
†	Schedules and other similar attachments to this exhibit have been omitted pursuant to the Instructions As To Exhibits of Form 20-F. The Registrant hereby agrees to furnish a copy of any omitted schedules to the Commission upon request.

Certain debt instruments of the Registrant and its subsidiaries have been omitted as exhibits because the amounts involved in such debt instruments are less than 10% of the Registrant’s total assets. Copies of debt instruments for which the related debt is less than 10% of the Registrant’s total assets will be furnished to the Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: February 17, 2021	SENDAS DISTRIBUIDORA S.A.

/s/ Belmiro de Figueiredo Gomes
	Name:	Belmiro de Figueiredo Gomes
	Title:	Chief Executive Officer

/s/ Daniela Sabbag Papa
	Name:	Daniela Sabbag Papa
	Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Sendas Distribuidora S.A.

Sendas Distribuidora S.A.

Interim condensed consolidated statements of operations and comprehensive income

For the nine months ended September 30, 2020 and 2019

(In millions of Brazilian Reais, except earnings per share)

		For the nine months ended September 30,
	Note	2020	2019
		Unaudited

Net operating revenue	25	40,983	20,088
Cost of sales	26	(33,059)	(16,685)
Gross profit		7,924	3,403
Expenses, net
Selling expenses	26	(4,141)	(1,647)
General and administrative expenses	26	(949)	(284)
Depreciation and amortization		(889)	(288)
Share of profit and loss of associates		18	-
Other operating expenses, net	27	(295)	(21)
		(6,256)	(2,240)
Operating profit		1,668	1,163

Net financial result	28	(671)	(18)
Financial expense		(943)	(226)
Financial revenue		272	208

Income before income taxes		997	1,145

Income tax and social contribution	23.1	(167)	(371)

Net income for the year		830	774

Other comprehensive income
Items that may be subsequently reclassified into the statement of operations
Exchange differences on transaction of foreign investments		2,046	-
Foreign investments hedge		(5)	-
Cash flow hedge		(2)	(52)
Income tax related to other comprehensive income		-	17
Other comprehensive income for the year		2,039	(35)
Total comprehensive income for the year		2,869	739

Net income for the year attributable to:			-
Controlling shareholders		712	774
Non-controlling interest		118	-
		830	774
Total comprehensive income attributable to:
Controlling shareholders		2,259	739
Non-controlling interest		610	-
		2,869	739
Basic and diluted earnings per millions of shares in Reais
(weighted average for the year - R$)
Common shares	29	2.653229	4.399048

The accompanying notes are integral part of the interim condensed consolidated financial information.

Sendas Distribuidora S.A.

Interim condensed consolidated balance sheet

As of September 30, 2020 and December 31, 2019

(In millions of Brazilian Reais)

	Note	As of September 30, 2020	As of December 31, 2019
Current assets
Cash and cash equivalents	6	3,898	5,026
Trade receivables	7	472	491
Other accounts receivable	8	252	206
Inventories	9	6,383	5,190
Recoverable taxes	10	1,090	1,119
Derivative financial instruments	19	90	29
Assets held for sale		31	52
Other current assets		202	169
Total current assets		12,418	12,282

Noncurrent assets
Trade receivables	7	4	-
Other accounts receivable	8	49	37
Recoverable taxes	10	868	962
Derivative financial instruments	19	12	11
Related parties	11	91	97
Restricted deposits for legal proceedings	20.7	114	121
Other noncurrent assets		85	84
Investments in associate entities	12	452	320
Investment properties	14	3,624	3,051
Property and equipment, net	15	17,303	14,652
Intangible assets, net	16	4,953	4,288
Total noncurrent assets		27,555	23,623

Total assets		39,973	35,905

The accompanying notes are integral part of the consolidated interim financial information.

Sendas Distribuidora S.A.

Interim condensed consolidated balance sheet

As of September 30, 2020 and December 31, 2019

(In millions of Brazilian Reais)

	Note	As of September 30, 2020	As of December 31, 2019
Current liabilities
Trade payables, net	17	8,138	9,770
Borrowings and financing	18	1,903	316
Debentures	18	1,799	1,156
Payroll and related taxes		775	572
Lease liabilities	21	498	404
Related parties	11	226	152
Taxes and social contributions payable		464	327
Deferred revenues	22	202	277
Dividends payable	24.2	277	11
Acquisition of non-controlling interest	19.4	581	466
Other current liabilities		311	479
Total current liabilities		15,174	13,930

Noncurrent liabilities
Borrowings and financing	18	1,482	622
Debentures	18	4,716	6,727
Deferred income tax and social contribution	23.2	1,029	1,191
Provision for legal proceedings	20	375	349
Lease liabilities	21	4,458	3,347
Deferred revenues	22	1	2
Other noncurrent liabilities		40	36
Total noncurrent liabilities		12,101	12,274

Shareholders´ equity
Capital stock	24.1	4,749	4,421
Capital reserve		22	18
Profit reserve		3,052	2,497
Accumulated other comprehensive income		1,725	162
Controlling shareholders		9,548	7,098

Non- controlling interest		3,150	2,603
Total shareholders´ equity		12,698	9,701

Total liabilities and shareholders´ equity		39,973	35,905

The accompanying notes are integral part of the interim condensed consolidated financial information.

Sendas Distribuidora S.A.

Interim condensed consolidated statements of changes in shareholders´ equity

For the nine months ended September 30, 2020 and 2019

(In millions of Brazilian Reais)

	Controlling shareholders
		Capital reserve	Profit reserve			Accumulated other		Non-	Total
	Capital stock	Stock options	Legal reserve	Profit retention	Retained earnings	comprehensive income	Total	controlling interest	Shareholders’ equity
As of January 1, 2020 (Unaudited)	4,421	18	177	2,320	-	162	7,098	2,603	9,701

Other comprehensive income
Net income for the period	-	-	-	-	712	-	712	118	830
Exchange rate variation of foreign Investments	-	-	-	-	-	1,555	1,555	491	2,046
Cash flow hedge	-	-	-	-	-	(2)	(2)	-	(2)
Hedge of operations abroad	-	-	-	-	-	(6)	(6)	1	(5)
Comprehensive income for the period	-	-	-	-	712	1,547	2,259	610	2,869

Capital increase with real estate properties (Note 24.1)	178	-	-	-	-	-	178	-	178
Capital increase (Note 24.1)	150	-	-	-	-	-	150	-	150
Stock options granted	-	4	-	-	-	-	4	-	4
Interest on equity	-	-	-	(310)	-	-	(310)	-	(310)
Dividends	-	-	-	-	-	-	-	(78)	(78)
Hyperinflationary economy effect (*)	-	-	-	162	-	16	178	16	194
Others	-	-	-	(9)	-	-	(9)	(1)	(10)
As of September 30, 2020 (Unaudited)	4,749	22	177	2,163	712	1,725	9,548	3,150	12,698

(*)	Refers to adjustments made to foreign subsidiaries with a hyperinflationary economy.

The accompanying notes are integral part of the consolidated interim financial information.

Sendas Distribuidora S.A.

Interim condensed consolidated statements of changes in shareholders´ equity

For the nine months ended September 30, 2020 and 2019

(In millions of Brazilian Reais)

	Controlling shareholders
		Capital reserve	Profit reserve			Accumulated other		Non-	Total
	Capital stock	Stock options	Legal reserve	Profit retention	Retained earnings	comprehensive income	Total	controlling interest	shareholders’ equity
As of January 1, 2019 (Unaudited)	2,351	16	125	1,600	-	-	4,092	-	4,092

Other comprehensive income
Net income for the period	-	-	-	-	774	-	774	-	774
Cash flow hedge	-	-	-	-	-	(52)	(52)	-	(52)
Income taxes related to other comprehensive income	-	-	-	-	-	17	17	-	17
Comprehensive income for the period	-	-	-	-	774	(35)	739	-	739

Capital increase with real estate properties	67	-	-	-	-	-	67	-	67
Stock options granted	-	1	-	-	-	-	1	-	1
Interim dividends	-	-	-	(50)	-	-	(50)	-	(50)
Others	-	-	-	(2)	-	-	(2)	-	(2)
As of September 30, 2019 (Unaudited)	2,418	17	125	1,548	774	(35)	4,847	-	4,847

The accompanying notes are integral part of the consolidated interim financial information.

Sendas Distribuidora S.A.

Interim condensed consolidated statements of cash flows

For the nine months ended September 30, 2020 and 2019

(In millions of Brazilian Reais)

	For the nine months ended September 30,
	2020	2019
	Unaudited
Cash flow from operating activities
Net income for the period	830	774
Adjustment for reconciliation of net income
Deferred income tax and social contribution	(334)	63
Loss on disposal of property and equipment	172	6
Depreciation and amortization	1,002	304
Financial charges	638	202
Share of profit and loss of associate	(18)	-
Provision for litigations	24	12
Share-based payments	3	1
Reversal of allowance for inventory losses and damages	(8)	(15)
Gain on leasing liability write-off	(138)	(1)
Allowance for doubtful accounts	38	-
	2,209	1,346
Variations in operating assets and liabilities
Trade receivables	(32)	(26)
Inventories	(693)	(310)
Recoverable taxes	176	(282)
Restricted deposits for legal proceedings	9	(1)
Other assets	(24)	(26)
Trade payables	(2,444)	(342)
Payroll and related taxes	142	52
Related parties	231	(22)
Provision for legal proceedings	(26)	(5)
Taxes payable	90	113
Income tax and social contribution, paid	-	(82)
Deferred revenue	(102)	(108)
Other liabilities	(178)	20
	(2,851)	(1,019)
Net cash generated by operating activities	(642)	327

Cash flow investment activities
Capital increase on associates	(31)	-
Purchase of property and equipment	(1,138)	(842)
Purchase of intangible assets	(60)	(35)
Proceeds from the sale of property and equipment	551	1
Purchase of investment property	(12)	-
Net cash used in investment activities	(690)	(876)

The accompanying notes are integral part of the consolidated interim financial information.

Sendas Distribuidora S.A.

Interim condensed consolidated statements of cash flows

For the nine months ended September 30, 2020 and 2019

(In millions of Brazilian Reais)

	For the nine months ended September 30,
	2020	2019
	Unaudited
Cash flow financing activities
Proceeds from borrowings and financing	2,782	8,909
Payments of borrowings and financing	(2,321)	(262)
Dividends and interest on equity paid	(138)	(50)
Payments of lease liabilities	(549)	(169)
Transaction with non-controlling interest	2	-
Net cash generated by financing activities	(224)	8,428
Net (decrease) increase in cash and cash equivalents	(1,556)	7,879

Exchange rate variation on cash and cash equivalents	428	-
Cash and cash equivalents at the beginning of the year	5,026	1,411
Cash and cash equivalents at the end of the year	3,898	9,290

The accompanying notes are integral part of the interim condensed consolidated financial information.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

1	Corporate information

Sendas Distribuidora S.A. (“Company” or “Sendas Distribuidora”) is mainly engaged in the retail and wholesale sale of food, bazar, and other products through its stores, represented by the banner “ASSAÍ”. The Company is based in the State of Rio de Janeiro, at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá/RJ.

The Company is a wholly-owned subsidiary of Companhia Brasileira de Distribuição (“CBD”), which is controlled by the Casino Group, a French conglomerate and word leader in food retail.

1.1	Acquisition of Almacenes Éxito S.A.

On November 27, 2019, the Sendas Distribuidora completed a public offering in Colombia to acquire the shares of Almacenes Éxito S.A. (“Éxito”) from the public including those owned by Casino Guichard Perrachon (“Casino”). Éxito is a Colombian company that operates the Éxito, Carulla, Super Inter, Surtimax and Surtimayorista supermarket and hypermarket banners in Colombia, the Libertad banner in Argentina and the Disco and Devoto banners in Uruguay. Additionally, Éxito also operates shopping centers in Colombia under the banner Viva. Éxito is listed on the Colombian Securities Exchange. Further details of the acquisition are disclosed in Note 14 of the financial statements.

Éxito and its subsidiaries are referred to collectively as “Éxito Group”.

Sendas Distribuidora together with Éxito Group are referred to as the “Company”.

1.2	Sendas Distribuidora´s spin-off intended transaction

The Board of Directors, at a meeting held on September 9, 2020, approved initiating a study to segregate Sendas Distribuidora through a partial spin-off with its parent company CBD (the “Potential Transaction”).

The spin-off will be preceded by the transfer of the shareholding interest currently held by the Sendas Distribuidora in Éxito to CBD.

The goal of the Potential Transaction is to unleash the full potential of Sendas Distribuidora’s business, allowing it to operate on a standalone basis, with separate management teams, and focusing on its respective business model and market opportunities. Additionally, the Potential Transaction will provide direct access to the capital markets and other sources of funding.

Upon the implementation of the Potential Transaction, the shares issued by Sendas Distribuidora held by CBD will be distributed to CBD’s shareholders, on a pro-rata basis. The distribution of shares will occur after the listing of Sendas Distribuidora’s shares in the Novo Mercado segment of B3 S.A. – Brasil, Bolsa, Balcão (B3), together with the listing of ADRs representing the Company’s shares on the New York Stock Exchange (NYSE).

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

1.3	Impacts of the pandemic on the Company’s financial statements

The Company has been monitoring the spread of COVID-19 (Coronavirus) and its impacts on its operations. Management adopted various measures, among them, we point out a crisis committee composed of the senior management, which makes decisions in line with recommendations of the Brazilian Ministry of Health, local authorities, and professional associations.

The Company has been adopting all the measures to mitigate the transmission of virus at stores, distribution centers, and offices, such as frequent sanitization, employees’ safety/protection equipment, flexible working hours, and home office, among others.

Since the beginning of the COVID-19 outbreak, our stores have remained open. The Company has a strong commitment to society to continue selling essential products to its clients. We did not face supply-side hurdles from industries that continued supplying our distribution centers and stores.

On March 10, 2020, the CVM issued circular letter CVM-SNC / SEP No. 02/2020, instructing publicly-held companies to carefully assess the impacts of COVID-19 on their businesses and report the main risks in the quarterly information and uncertainties arising from this analysis, observing the applicable accounting standards.

The Company carried out a complete analysis of the quarterly information, in addition to renewing the analyzes on the Company’s operational continuity. The main themes evaluated were:

●	The Company revisited its budgets, used to estimate the recovery of store assets and intangible assets on December 31, 2019, and there is no relevant expectation of a decrease in revenues, and other lines of statement of operations, which show situations of loss of values recoverable from such assets. Due to the uncertainty regarding the end of the pandemic and its macroeconomic consequences, the Company assessed the existence of indicators of impairment for some of its assets and, consequently, revisited the asset impairment test on June 30, 2020 (see note 16) ; There were no new elements in the quarter ended September 30, 2020 that denote the need for the Company to review the asset impairment test.

●	We analyzed the collection of balances of trade receivables from credit card operators, clients, galleries at our stores, property rentals, we understand, at this point, it is not necessary to record provisions additional to those already recorded.

●	Concerning inventories, we do not envisage the need of an adjustment for market price.

●	Financial instruments already reflect the market assumptions in their valuation, there are no additional exposures not disclosed. The Company is not exposed to significant financing denominated in US dollars.

●	At this point, the Company does not envisage additional funding needs and

●	Finally, the costs necessary to adapt our stores to serve the public are highlighted in Note 27 - Other operating expenses, net.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

In summary, according to the Management’s estimates and the monitoring of pandemic impacts or any other that could impact our business, there are no effects that should be recorded in the Company’s interim financial information, nor effects on the business continuity and/or estimates of the Company that would justify changes in conclusions of these interim financial information. The Company will continue monitoring and analyzing the impacts, and if necessary, will make the disclosures needed.

1.4	Sale and Leaseback Transaction

In line with the Company’s asset monetization strategy, a material fact was released on March 5, 2020, disclosed that the Company entered into a Sale and Leaseback Transaction with investment funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda., by signing the “Private Instrument of Real Property Purchase and Sale Commitment and Surface Real Right”. This agreement initially estimated the sale of 13 real properties of the Company, for a total amount of R$532.

●	On May 29, 2020, the Company sold 4 of these real estate properties, for the total amount of R$175 paid in cash.

●	On June 29, 2020, the Company sold the other 4 real estate properties, for the total amount of R$206, paid in cash.

●	On July 22, 2020, the Company sold an additional 4 real estate properties for a total amount of R$131, excluding 1 real property of non-relevant amount out of total volume.

Thus, the Company completed the sale of 12 real estate properties to TRX funds, for R$513. The gain related to the transaction is recorded in this interim financial information in the note 27. The parties entered into lease agreements for each properly, with a term of 15 years, renewable for the same period.

2	Basis of preparation

The interim condensed consolidated financial information have been prepared in accordance with IAS 34 - Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as at 31 December 2019.

The interim condensed consolidated financial information is presented in millions of Reais - R$. The Company’s functional currency is the Brazilian Real - R$. The functional currency of the foreign subsidiary is its local currency where it operates.

The interim condensed consolidated interim financial information for the nine months period ended on September 30, 2020, were approved by the Board of Directors on December 12, 2020.

The interim condensed consolidated interim financial information was prepared based on historical cost, except for (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, when applicable.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

In each explanatory note to the interim condensed consolidated financial information as of September 30, 2020, reference is made to the disclosures and information included in the most recent annual financial statements (year ended December 31, 2019), in view of the absence of material changes in the period, when applicable. Accordingly, the interim condensed consolidated financial information being presented must be read in conjunction with such annual financial statements.

3	Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the interim condensed consolidated financial information are consistent with those adopted and disclosed on note 3 and each corresponding note of the financial statements for the year ended December 31, 2019 and therefore should be read in conjunction.

4	Adoption of new pronouncements, amendments, and interpretations of pronouncements issued by IASB

4.1	Standards and interpretations effective in 2020

Statement	Description	Applicable to annual periods stating in or after
IFRS 3-Business combination	Improves the definition of business, helping to determine whether the acquisition is from a group of assets or a business.	01/01/2020
Review - Financial Instruments: Recognition, Measurement and Disclosure	Changes due to the edition of Conceptual Structure Change in the definition of business combination in IFRS3 Changing the definition of material omission or materially distorted disclosure Change in the name of IFRS16 to Leases.	01/01/2020
Revision Conceptual Framework	Concepts and guidelines on presentation and disclosure, measurement bases, financial report objectives and useful information.	01/01/2020
Revision IAS2	As a practical expedient, the lessee may choose not to assess whether a Covid-19 Related Benefit Granted to Tenant under a Lease Agreement is a modification of the lease. The Company does not use this practical expedient.	01/01/2020 (Posted on 07/07/2020)

Applicable for acquisition made as of January 1, 2020.

The adoption of these standards did not result in a material impact on the Company´s interim condensed consolidated financial information.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

4.2	New and reviewed standards and interpretations issued and not yet adopted

The Company did not early adopt the following new and reviewed IFRSs, already issued, but not effective yet:

Accounting pronouncement	Description	Applicable to annual periods starting in or after
IAS1 and IAS 8: Definition of material omission	Aligns the definition of omission in all standards defining what information is material if its omission, distortion or obscuration can reasonably influence decisions that the main users of the general purpose financial statements make based on these financial statements, which provide financial information about a specific report of the entity.	01/01/2021

This change is not expected to have a significant impact on the Company’s interim condensed consolidated financial information.

5	Significant accounting judgments, estimates, and assumptions

The preparation of the interim condensed consolidated financial information requires that Management to makes judgments estimates and assumptions that impact the reported amounts of revenues, expenses, assets, and liabilities, and the disclosure of contingent liabilities at the end of the year, however, the uncertainty about these assumptions and estimates could result in substantial adjustments to the carrying amount of asset or liability impacted in future periods.

The significant assumptions and estimates used in the preparation of the interim condensed consolidated financial information for the nine months ended on September 30, 2020 were the same as those adopted in the consolidated financial statements for the year ended December 31, 2019.

6	Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual consolidated financial statements for 2019, in note 7.

	As of September 30, 2020	As of December 31, 2019
Cash and bank accounts - Brazil	74	67
Cash and bank accounts - Abroad (*)	1,687	3,024
Financial investments - Brazil (**)	2,078	1,810
Financial investments - Abroad (***)	59	125
	3,898	5,026

(*)	On September 30, 2020, these refer to (i) funds from Éxito Group, R$86 in Argentina, R$342 in Uruguay, and R$1,121 in Colombian pesos; (ii) Company funds invested in the abroad, in dollars in the amount of R$24 and R$114 in Colombian pesos.

(**)	On September 30, 2020, the financial investments correspond to the repurchase and resale agreements, yielded by the weighted average of 98.85% of CDI – Interbank Deposit Certificate (87.71% of CDI on December 31, 2019) and redeemable within terms less than 90 days, as of the date of investment, without losing income.

(***)	These refer to foreign investments, in a local currency, corresponding to R$10 in Uruguay and R$49 in Colombia.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

7	Trade receivables

The detailed information on trade receivables was presented in the annual consolidated financial statements for 2019, in Note 8.

	Note	As of September 30, 2020	As of December 31, 2019
Credit card companies	7.1	63	17
Credit card companies with related parties	11.1	9	10
Sales ticket and others		438	383
Trade receivables with related parties	11.1	5	21
Trade receivables with suppliers/slips		10	92
Allowance for doubtful accounts	7.2	(49)	(32)
		476	491
Current asset		472	491
Noncurrent asset		4	-

7.1	Credit card companies

The Company, through the cash management strategy, anticipates the amount receivable with credit card companies, without any right of recourse or related obligation and write off the balance of trade receivables.

7.2	Allowance for doubtful accounts

	For the nine months ended September 30,
	2020	2019
At the beginning of the period	(32)	(4)
Additions/reversals recorded in the period	(11)	(1)
Foreign currency translation adjustment	(6)	-
At the end of the period	(49)	(5)

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

Set forth the breakdown of trade receivables by their gross amount by maturity period:

			Overdue
	Total	Due	Less than 30 days	Less than 60 days	Less than 90 days	> 90 days
As of September 30, 2020	525	194	283	29	9	10
As of December 31, 2019	523	407	59	14	4	39

8	Other accounts receivable

	As of September 30, 2020	As of December 31, 2019
Rental receivables - commercial galleries	183	71
Sales of real estate properties	18	101
Others accounts receivable - Éxito	90	61
Others	10	10
	301	243
Current assets	252	206
Noncurrent assets	49	37

9	Inventories

The detailed information on inventories was presented in the annual consolidated financial statements for 2019, in Note 10.

	Note	As of September 30, 2020	As of December 31, 2019
Stores		2,938	2,402
Distribution centers		402	404
Inventories - Grupo Éxito		2,964	2,255
Real estate inventories - Grupo Éxito		136	190
Allowance for losses on inventory obsolescence and damages	9.1	(57)	(61)
		6,383	5,190

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

9.1	Allowance for losses on inventory obsolescence and damage

	For the nine months ended September 30,
	2020	2019
At the beginning of the period	(61)	(34)
Write-offs	8	15
Foreign currency translation adjustment	(4)	-
At the end of the period	(57)	(19)

10	Recoverable taxes

The detailed information on recoverable taxes was presented in the consolidated annual financial statements for 2019, in Note 11.

	Nota	As of September 30, 2020	As of December 31, 2019
ICMS State VAT	10.1	1,255	1,189
PIS/COFINS credit		71	353
National Institute of Social Security - INSS	10.2	30	27
Income tax and social contribution (*)		461	410
Other		1	25
Other taxes - Grupo Éxito		140	77
Total		1,958	2,081
Current assets		1,090	1,119
Noncurrent assets		868	962

(*)	includes Éxito Group in the amount of R$370 (R$340 on December 31, 2019).

10.1	–ICMS – State VAT tax credits

Referring to the credits which still cannot be promptly offset, the Company’s Management, based on recovery technical study, based on the future expectation of growth and subsequent offset with debts deriving from its operations, understands to be feasible its future offset. The studies mentioned are prepared and periodically reviewed based on information collected from strategic planning previously approved by the Company’s Board of Directors. For the interim condensed consolidated financial information as of September 30, 2020, Management has monitoring controls over the plan annually established, re-assessing and including new elements to contribute to the realization of recoverable ICMS balance, as shown below:

Year
In 1 year	408
From 1 to 2 years	338
From 2 to 3 years	342
From 3 to 4 years	103
From 4 to 5 years	15
After 5 years	49
Total	1,255

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

10.2	National Institute of Social Security - INSS

On August 28, 2020, the Supreme Court, in general repercussion, recognized the incidence of social security contributions on the constitutional one-third of vacations payment. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not impact the expectation of realization. The amount involved for is R$11 on September 30, 2020.

11	Related Parties

The detailed information on related parties was presented in the annual consolidated financial statements for 2019, in Note 12.

11.1	Balances and related party transactions

	Assets				Liabilities
	Clients		Other assets		Suppliers		Other liabilities
	As of September 30, 2020	As of December 31, 2019	As of September 30, 2020	As of December 31, 2019	As of September 30, 2020	As of December 31, 2019	As of September 30, 2020	As of December 31, 2019
Controlling shareholder
CBD	4	13	-	2	8	1	150	90
Casino	-	5	-	5	-	-	-	-
	4	18	-	7	8	1	150	90
Other related parties
Novasoc Comercial Ltda.	-	-	4	4	-	-	4	4
Compre Bem	-	2	9	11	-	-	-	-
Greenyellow	-	-	5	10	-	-	25	15
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	10	10	9	10	7	16	-	-
Puntos Colombia	-	-	37	29	-	-	47	43
Tuya	-	-	27	26	-	-	-	-
Others	-	1	-	-	-	-	-	-
	10	13	91	90	7	16	76	62
Total	14	31	91	97	15	17	226	152

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

	Transactions
	Purchases		Revenue (Expenses)
	For the nine months ended September 30,
	2020	2019	2020	2019
Controlling shareholder
CBD	-	(1)	(153)	(103)
	-	(1)	(153)	(103)
Other related parties
Compre Bem	(1)	(14)	3	(1)
Puntos Colombia	-	-	(80)	-
Tuya	-	-	17	-
Greenyellow	-	-	(34)	(8)
Grupo Casino	-	-	(18)	-
Others	-	-	(2)	-
	(1)	(14)	(114)	(9)
Total	(1)	(15)	(267)	(112)

11.2	Management compensation

Expenses referring to the statutory executive board compensation recorded in the Company’s statement of operations for the nine months ended September 30, 2020 and 2019, as follows:

	Base salary	Variable compensation	Stock options plan	Total
2020	11	5	4	20
2019	14	6	4	24

The stock option plan refers to the Company’s executives holding CBD’s shares and this plan has been treated in the Company’s statement of operations, related expenses are allocated to the Company and recorded in the statement of operations against capital reserve – stock options in shareholders’ equity. There are no other short-term or long-term benefits granted to the members of the Company’s Management.

12	Investments in associate entities

12.1	Consolidation basis

The detailed information on consolidation, have not changed significantly and was presented in the annual consolidated financial statements for 2019, in Note 13.1.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

12.2	Breakdown of investments and rollforward

Balance as of December 31, 2019	320
Equity accounting	17
Capital increase	50
Equity on other comprehensive income	65
Balance as of September 30, 2020	452

13	Business combination and goodwill

As of September 30, 2020, there were no relevant changes, so the complete information regarding the business combination and goodwill is disclosed in the 2019 annual consolidated financial statements, in Note 14.

14	Investment properties

The detailed information on property and equipment, have not changed significantly and was presented in the annual consolidated financial statements for 2019, in Note 15.

	As of December 31, 2019	Additions	Depreciation	Exchange rate changes	Transfers	As of September 30, 2020
Land	656	-	-	133	(19)	770
Buildings	2,385	5	(46)	490	3	2,837
Construction in progress	10	7	-	2	(2)	17
Total	3,051	12	(46)	625	(18)	3,624

	As of September 30, 2020			As of December 31, 2019
	Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
Land	771	-	771	656	-	656
Buildings	2,891	(54)	2,837	2,400	(15)	2,385
Construction in progress	16	-	16	10	-	10
Total	3,678	(54)	3,624	3,066	(15)	3,051

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

15	Property and equipment, net

15.1	Property and equipment rollforward

	As of December 31, 2019	Additions	Remeasurement	Write-off	Depreciation	Transfer and others (**)	Exchange rate changes	As of September 30, 2020
Land	2,766	62	-	-	-	(125)	490	3,193
Buildings	3,829	52	-	(48)	(89)	(246)	620	4,118
Improvements	2,207	545	-	(54)	(139)	306	75	2,940
Equipment	1,242	159	-	(14)	(190)	28	132	1,357
Facilities	330	33	-	(3)	(23)	(20)	15	332
Furniture and appliances	601	47	-	(3)	(93)	35	59	646
Constructions in progress	140	222	-	(6)	-	(161)	26	221
Others	42	5	-	-	(12)	10	-	45
Subtotal	11,157	1,125	-	(128)	(546)	(173)	1,417	12,852
Lease - right of use:
Buildings	3,449	670	507	(219)	(365)	5	354	4,401
Equipments	43	14	(7)	(1)	(10)	-	7	46
Land	3	-	-	-	-	-	1	4
Subtotal	3,495	684	500	(220)	(375)	5	362	4,451
Total	14,652	1,809	500	(348)	(921)	(168)	1,779	17,303

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

	As of December 31, 2018	Additions	Remeasurement	Write-off	Depreciation	Transfer and others (*)	As of September 30, 2019
Land	348	74	-	-	-	24	446
Buildings	583	157	-	-	(13)	56	783
Improvements	1,733	343	-	(2)	(87)	(9)	1,978
Equipment	416	102	-	(1)	(59)	5	463
Facilities	221	39	-	(1)	(14)	1	246
Furniture and appliances	226	36	-	-	(24)	19	257
Constructions in progress	39	44	-	(1)	-	(43)	39
Others	29	2	-	-	(8)	9	32
Subtotal	3,595	797	-	(5)	(205)	62	4,244
Lease - right of use:
Buildings	1,053	248	62	(1)	(82)	(8)	1,272
Equipment	7	-	-	-	(2)	-	5
Subtotal	1,060	248	62	(1)	(84)	(8)	1,277
Total	4,655	1,045	62	(6)	(289)	54	5,521

(*)	Includes: (i) the capital contribution in kind (properties) from our parent company CBD in the amount of R$178 (Note 24.1) and (ii) transfers of fixed assets to "held for sale" in the amount of R$380.

(**)	Includes the capital contribution in kind (properties) form our parent company CBD in the amount of R$67, see Note 24.1.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

	As of September 30, 2020			As of December 31, 2019
	Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
Land	3,193	-	3,193	2,766	-	2,766
Buildings	4,443	(325)	4,118	4,034	(205)	3,829
Improvements	3,924	(984)	2,940	3,023	(816)	2,207
Equipment	2,771	(1,414)	1,357	2,326	(1,084)	1,242
Facilities	514	(182)	332	477	(147)	330
Furniture and appliances	1,404	(758)	646	1,163	(562)	601
Construction in progress	221	-	221	140	-	140
Others	129	(84)	45	110	(68)	42
	16,599	(3,747)	12,852	14,039	(2,882)	11,157
Finance lease
Buildings	5,565	(1,164)	4,401	4,198	(749)	3,449
Equipment	104	(58)	46	92	(49)	43
Land	8	(4)	4	6	(3)	3
	5,677	(1,226)	4,451	4,296	(801)	3,495
Total Property and Equipment	22,276	(4,973)	17,303	18,335	(3,683)	14,652

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

15.2	Capitalized borrowing costs

The capitalized borrowing costs for the nine months ended on September 30, 2020 totaled R$6 (R$10 for the nine months ended September 30, 2019). The rate used to determine the borrowing costs eligible for capitalization was 133.91% (102.31% for September 30, 2019) of CDI, corresponding to the effective interest rate of loans taken by the Company.

15.3	Additions to property and equipment for cash flow presentation purpose are as follows:

	For the nine months ended September 30,
	2020	2019
Additions	1,809	1,045
Leases	(684)	(248)
Capitalized interest	(6)	(10)
Financing of property and equipment - Additions	(1,037)	(740)
Financing of property and equipment - Payments	1,056	795
Total	1,138	842

15.4	Other information

On September 30, 2020, the Company recorded in the cost of sales and services the amount of R$115 (R$16 on September 30, 2019), referring to the depreciation of machinery, building and facilities relating to distribution centers.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

16	Intangible assets, net

The detailed information on Intangible assets was presented in the annual consolidated financial statements for 2019, in Note 17.

	As of December 31, 2019	Additions	Amortizations	Exchange rate changes	Transfers	As of September 30, 2020
Goodwill	785	-	-	29	-	814
Software	135	51	(29)	15	1	173
Commercial rights	314	6	(6)	-	-	314
Tradename	3,054	-	-	598	-	3,652
	4,288	57	(35)	642	1	4,953

	As of December 31, 2018	Additions	Amortizations	As of September 30, 2019
Goodwill	616	-	-	616
Software	61	11	(9)	63
Commercial rights	297	24	(6)	315
Tradename	39	-	-	39
	1,013	35	(15)	1,033

In the consolidated, the balance of the accumulated cost on September 30, 2020 is R$5,461 (R$4,732 on December 31, 2019) and accumulated amortization R$509 (R$444 on December 31, 2019).

16.1	Impairment test of intangible assets with an indefinite useful life, including goodwill

Goodwill and intangible assets were tested for impairment as of December 31, 2019 according to the method described in note 16 property and equipment, in the financial statements for the year ended December 31, 2019

On June 30, 2020, the Company revised the plan used to assess the impairment for operations in Brazil. The value in use was determined, based on cash projections from financial budgets, which were reviewed and approved by Senior Management for the next three years, considering the assumptions updated for June 30, 2020.The discount rate applied to cash flow projections is 8.1% on June 30, 2020 (8.4% on December 31, 2019), and cash flows that exceed the three-year period are extrapolated using a growth rate of 3.9% on June 30, 2020 (4.8% on December 31, 2019). As a result of this analysis, there was no need to record a provision for impairment on these assets. See considerations regarding the effects of the COVID-19 pandemic in Note 1.2.

In relation to the Éxito Group, the projections used for the impairment tests for the financial statements of December 31, 2019 were revisited and updated and there was no need to recognize any impairment loss on the Éxito Group assets.

There were no new elements in the quarter ended September 30, 2020 that denote the need for the Company to review the asset impairment test carried out on June 30, 2020.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

17	Trade payables, net

The detailed information on trade payables was presented in the annual consolidated financial statements for 2019, in Note 18.

	As of September 30, 2020	As of December 31, 2019
Product suppliers	7,611	9,250
Service providers	572	573
Bonuses from suppliers	(45)	(53)
Total	8,138	9,770

18	Borrowings and financing

The detailed information on borrowings and financing was presented in the annual consolidated financial statements for 2019, in Note 19.

18.1	Debt breakdown

	Weighted average rate	As of September 30, 2020	As of December 31, 2019
Current
Debentures and promissory notes
Debentures	CDI + 1.71 p.a.	1,823	1,189
Borrowing costs		(24)	(33)
		1,799	1,156
Loans and financing denominated in domestic currency
BNDES	3.72% p.a.	7	7
Working capital	TR + 9.80%	13	-
Working capital	CDI + 2.88 p.a.	8	14
Borrowing costs		(5)	(3)
Total domestic currency		23	18
In foreign currency
Working capital	USD + 2.35% p.a.	283	287
Working capital	IBR 3M+3.7%	1,538	-
Working capital	Pre: 31.15%	32	-
Credit letter		24	-
Swap contracts	CDI + 0.59 p.a.	(80)	-
Swap contracts	IBR 3M+3.7%	3	(18)
Total foreign currency		1,800	269
Total current		3,622	1,443

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

	Weighted average rate	As of September 30, 2020	As of December 31, 2019
Noncurrent
Debentures and promissory notes
Debentures	CDI + 1.86 p.a.	4,742	6,773
Borrowing costs		(26)	(46)
		4,716	6,727
Loans and financing denominated in domestic currency

BNDES	4.31% p.a.	11	16
Working capital	TR + 9.80%	63	70
Working capital	CDI + 1.96 p.a.	899	500
Swap contracts	CDI + 0.04 p.a.	(11)	(10)
Borrowing costs		(9)	(10)
Total domestic currency		953	566
In foreign currency
Working capital	IBR 3M+3.7%	518	46
Borrowing costs		-	(1)
Total foreign currency		518	45
Total noncurrent		6,187	7,338

Total		9,809	8,781

Current assets		80	29
Noncurrent assets		11	11
Current liabilities		3,702	1,472
Noncurrent liabilities		6,198	7,349

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

18.2	Rollforward

Balance as of December 31, 2019	8,781
Additions	2,782
Accrued interest	381
Swap contracts	(82)
Mark-to-market	7
Exchange rate and monetary variation	79
Borrowing costs	33
Interest amortization	(449)
Principal amortization	(1,918)
Swap amortization	17
Exchange rate changes	178
Balance as of September 30, 2020	9,809

Balance as of December 31, 2018	726
Additions	8,909
Accrued interest	81
Swap contracts	(88)
Mark-to-market	113
Exchange rate and monetary variation	40
Borrowing costs	2
Interest amortization	(30)
Principal amortization	(284)
Swap amortization	52
Balance as of September 30, 2019	9,521

18.3	Schedule of noncurrent maturities

Maturity
From 1 to 2 years	2,749
From 2 to 3 years	2,852
From 3 to 4 years	289
From 4 to 5 years	282
After 5 years	50
Total	6,222
Borrowing Cost	(36)
Total	6,186

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

18.4	Debentures and promissory notes

	Issue	Outstanding Debentures	Date		Annual financial	Unit price	As of September 30,	As of December 31,
	amount	(units)	Issuance	Maturity	charges	(in Reais)	2020	2019
First Issue of Promissory Notes - 1st series	50	1	7/4/2019	7/3/2020	CDI + 0.72% p.a.	-	-	52
First Issue of Promissory Notes - 2nd series	50	1	7/4/2019	7/5/2021	CDI + 0.72% p.a.	52.998.286	53	52
First Issue of Promissory Notes - 3rd series	50	1	7/4/2019	7/4/2022	CDI + 0.72% p.a.	52.998.286	53	52
First Issue of Promissory Notes - 4th series	250	5	7/4/2019	7/4/2023	CDI + 0.72% p.a.	52.998.286	265	258
First Issue of Promissory Notes - 5th series	200	4	7/4/2019	7/4/2024	CDI + 0.72% p.a.	52.998.286	212	206
First Issue of Promissory Notes - 6th series	200	4	7/4/2019	7/4/2025	CDI + 0.72% p.a.	52.998.286	212	206
First Issue of Debentures- 1st series	2000	2000000	9/4/2019	8/20/2020	CDI + 1.60% p.a.	-	-	1,001
First Issue of Debentures - 2nd series	2000	2000000	9/4/2019	8/20/2021	CDI + 1.74% p.a.	876	1,753	2,044
First Issue of Debentures - 3rd series	2000	2000000	9/4/2019	8/20/2022	CDI + 1.95% p.a.	1.004	2,008	2,045
First Issue of Debentures - 4th series	2000	2000000	9/4/2019	8/20/2023	CDI + 2.20% p.a.	1.005	2,009	2,046
Borrowing Cost							(50)	(79)
							6,515	7,883

Current liabilities							1,799	1,156
Noncurrent liabilities							4,716	6,727

18.5	Borrowings in foreign currencies

On September 30, 2020, the Company had loans denominated in foreign currencies (US dollar) to strengthen its the working capital, maintaining its cash strategy, lengthening its indebt profile and make investments.

18.6	Guarantees

The Company has signed promissory notes for some loan agreements.

18.7	Swap contracts

The Company uses swap operations for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these liabilities for Real linked to CDI (floating) interest rates. These agreements have the same debt term and protect the interest rates and principal and are signed with the same due dates and in the same economic group. The annual weighted average rate in September 30, 2020 was 3.54% of CDI (5.96% on December 31, 2019).

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

18.8	Financial covenants

In connection with the debentures and promissory notes issued and part of loan operations denominated in foreign currency, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s consolidated financial statements drawn up in accordance with the accounting practices adopted in Brazil, as follows: (i) net debt (debt less cash equivalents and trade receivables) not exceeding shareholders’ equity; and (ii) consolidated net debt/EBITDA ratio less than or equal to 3.25. On September 30, 2020, the Company was compliant with these ratios.

Also, the instrument of the 1st issue of the Company’s debentures provides for a restrictive covenant that determines limits for distribution of dividends above the legal minimum and higher indebtedness for the acquisition of other entities.

19	Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2019, in note 20.

The main financial instruments and their carrying amounts, by category, are as follows:

		Carrying amount
	Notes	As of September 30, 2020	As of December 31, 2019
Financial assets
Amortized cost
Related parties - assets	11	91	97
Trade receivables and other accounts receivable	7 e 8	642	686
Other assets	0	47	51
Fair value through income
Cash and cash equivalents	6	3,898	5,026
Financial instruments - fair value hedge- long position	0	102	40
Other assets	0	2	2
Fair value through other comprehensive income
Trade receivables with credit card companies and sales tickets	7	135	48
Other assets	0	30	19
Financial liabilities
Other financial liabilities - amortized cost
Related parties - liabilities	0	(226)	(152)
Trade payables	0	(8,138)	(9,770)
Financing through acquisition of assets	0	(85)	(101)
Borrowings and financing	18	(3,024)	(843)
Debentures	0	(6,515)	(7,883)
Lease liabilities	0	(4,956)	(3,751)
Fair value through income
Borrowings and financing, including derivatives	18	(356)	(84)
Financial instruments - Fair value hedge - short position	0	(5)	(11)
Financial instruments on suppliers - Fair value hedge - Short	0	-	(8)
Grupo Disco put option (*)	0	(581)	(466)
Net exposure		(18,939)	(17,100)
(* See note 19.4)

The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in Note 19.4. The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

19.1	Considerations on risk factors that may affect the businesses of the Company and its subsidiary

19.1.1	Credit Risk

●	Cash equivalents: In order to minimize credit risks, the Company adopts investments policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

●	Trade receivables: Credit risk related to trade receivables is minimized by the fact that a large portion of sales are paid with credit cards, and the Group sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Group monitor the risk through the credit concession and by periodic analysis of the provision for losses.

The Company also has counterparty risk related to derivative instruments which is mitigated by the Company carrying out transactions, according to policies approved by governance boards.

There are no amounts receivable that are individually, high than 5% of trade receivables or sales, respectively.

19.1.2	Interest rate risk

The Company take borrowings and financing with major financial institutions for cash needs for investments. As a result, the Company is mainly exposed relevant in interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI indexed debts. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

19.1.3	Foreign currency exchange rate risk

The Company is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency denominated borrowings. The Company use derivatives such as swaps, aiming to mitigate the foreign currency exchange rate risk, converting the cost of debt into domestic currency and interest rates.

Éxito Group uses derivatives to hedge against the exchange rate variation on imports.

19.1.4	Capital risk management

The main objective of the Company’s capital management is to ensure that the Company maintains credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments, taking into account changes in the economic conditions.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

The Company’s capital structure is as follows:

	As of September 30, 2020	As of December 31, 2019
Borrowings and financing	(9,900)	(8,821)
(-) Cash and cash equivalents	3,898	5,026
(-) Derivative financial instruments	97	40
Net debt	(5,905)	(3,755)

Shareholders´ equity	(12,698)	(9,701)
% Net debt over shareholders´ equity	47%	39%

19.1.5	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and maturities of financial assets, and liabilities.

The table below summarizes the aging profile of the Company’s financial liability as of September 30, 2020.

	Less than 1 year	1 to 5 years	More than 5 years	Total
Borrowings and financing	1,949	1,629	76	3,654
Debentures	2,056	5,393	-	7,449
Derivative financial instruments	(79)	(10)	(2)	(91)
Lease liabilities	854	3,317	4,890	9,061
Trade payables	8,138	-	-	8,138
Total	12,918	10,329	4,964	28,211

The table above was prepared considering the undiscounted cash flows of financial assets and liabilities based on the earliest date the Company may be required to make a payment or eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves in the nine months ended on September 30, 2020. Therefore, certain balances reported are not consistent with the balances reported in balance sheets.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

19.2	Derivative financial instruments

	Notional value		Fair value
	As of September 30, 2020	As of December 31, 2019	As of September 30, 2020	As of December 31, 2019
Swap with hedge accounting
Hedge purpose (debt)	309	750	358	84
Long Position
Fixed rate	106	95	75	84
USD + Fixed	203	655	283	-
EUR + Fixed	-	-	-	-

Short Position	(309)	(698)	(268)	(73)

Net hedge position	-	52	90	11

Realized and unrealized gains and losses over these contracts during the nine months ended September 30, 2020, are recorded as financial income or expenses and the balance receivable at its fair value of R$90 (R$11 on December 31, 2019). Assets are recorded as “financial instruments” and liabilities as “borrowings and financing”.

The effects of the fair value hedge recorded in the statement of operations for the nine months ended September 30, 2020, resulted in a gain of R$122 (loss of R$40 for nine months ended September 30, 2019).

19.3	Sensitivity analysis of financial instruments

According to Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of the B3, on the maturity dates of each transaction.

Therefore, in the probable scenario (I) there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the exclusive effect a deterioration from 25% to 50%, was taken into account, respectively, on risk variables, up to one year of financial instruments.

For a probable scenario, the weighted exchange rate was R$5.64 on the due date, and the interest rate weighted was 1.96% per year.

In the case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

The Company disclosed the net exposure of derivative financial instruments, each of the scenarios mentioned above in the sensitivity analysis as follows:

	Risk	Balance as of September 30,	Market projections
Transactions	(CDI Increase)	2020	Scenario (I)	Scenario (II)	Scenario (III)
Borrowings and Financing	CDI + 1.96 p.a.	(908)	(935)	(942)	(949)
Fixed rate swap contract (short position)	CDI + 0.04 p.a.	(64)	(211)	(214)	(218)
Foreign exchange swap contract (short position)	CDI +0.59 p.a.	(204)	(909)	(912)	(921)
Debentures	0,00%	(6,565)	(6,758)	(6,806)	(6,854)
Total net effect (loss)		(7,741)	(8,813)	(8,874)	(8,942)
Cash equivalents	98.85%	2,290	2,341	2,354	2,367
Net exposure gain (loss):		(5,451)	(6,472)	(6,520)	(6,575)
Net effect gain (loss):			(1,021)	(1,069)	(1,124)

Éxito Group’s sensitivity analysis considers the economic environment in which this company operates. In Scenario I, the observable rates are used. In Scenario II it is considered an increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available of 1.702%.

Scenario II: 0.1702% increase in IBR and for Libor at 90-day Libor at days an increase of 0.014825%.

Scenario III: 0.1702% decrease in IBR and for Libor at 90-day a decrease of 0.014825%.

	Balance as of September 30,	Market projections
Transactions	2020	Scenario (I)	Scenario (II)	Scenario (III)
Borrowings and financing	2,105	2,105	2,074	2,076

19.4	Fair value measurement

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with IFRS13, which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount		Fair value
	As of September 30, 2020	As of December 31, 2019	As of September 30, 2020	As of December 31, 2019	Level (*)
Trade receivables with credit cards companies and sales vouchers	135	-	135	-	2
Swaps of annual rates between currencies	80	-	80	-	2
Interest rate swaps	9	40	9	10	2
Forward between currencies	8	-	8	-	2
Borrowings and financing (fair value)	(357)	(95)	(357)	(84)	2
Borrowings and financing (amortized cost)	(9,539)	(8,726)	(4,107)	(8,056)	2
Grupo Disco put option (*)	(581)	(466)	(581)	(466)	3
	(10,245)	(9,247)	(4,813)	(8,596)

(*)	The minority shareholders of Grupo Disco del Uruguay S.A., a subsidiary of Grupo Éxito, have a put option exercisable based on a formula using information, such as net income, EBITDA – earnings before interest rates, taxes, depreciation, amortization, and net debt, besides fixed amounts contractually determined and exchange rate variation applicable to conversion to functional currency. This put option was reported in Acquisition of non-controlling interest account in the balance sheet.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

There was no change in the fair value level classification in the nine months ended September 30, 2020.

The interest rate, foreign currency swaps, borrowings and financing are classified in level 2, as market inputs promptly observable are used, such for instance, interest rate projections, spot and forward currency parity quotes.

19.5	Consolidated position of operations with derivative financial instruments

The Company has derivative contracts with the following financial institutions: Itaú BBA, Bradesco, Banco Tokyo, Scotiabank, Credit Agricole Corporate, Banco de Bogotá, BBVA, BNP, BBVA, Davivenda, Bancolombia, HSBC, and Corficolombia.

The outstanding derivative financial instruments are presented in the table below:

Risk	Notional (millions)	Due date	As of September 30, 2020	As of December 31, 2019
Debt
USD - BRL	US$ 50	2021	80	-

Interest rate swaps registered at CETIP
Taxa pré-fixada x CDI	R$ 54	2027	6	5
Taxa pré-fixada x CDI	R$ 52	2027	5	5
Derivatives - Fair value hedge - Brazil			91	10

Debt
USD - COP	-	2020	-	20
USD - COP	COP 132,917	2022	(1)	-
USD - COP	US$ 2	2022	2	1
Taxa de juros - COP	COP 49,950	2020	(1)	(1)
Taxa de juros - COP	COP 383,235	2021	(3)	(1)

Suppliers
EUR – COP	EUR 3	2020	1	-
USD – COP	USD 24	2020	4	(8)
USD – COP	USD 23	2021	4	-
Derivatives - Grupo Éxito			6	11

20	Provision for legal proceedings

Detailed information on the provision for legal claims was presented in the 2019 annual consolidated financial statements, in note 21.

The provision for legal proceedings is estimated by the Company and supported by its legal counsel for an amount considered sufficient to cover probable losses.

	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2019	221	75	53	349
Additions	-	20	29	49
Reversal	(3)	(10)	(12)	(25)
Payments	-	(2)	(24)	(26)
Monetary restatement	1	6	1	8
Exchange rate changes	15	3	2	20
Balance as of September 30, 2020	234	92	49	375

	Tax claims	Social security and labor	Civil	Total
Balance as of December 31, 2018	147	55	34	236
Additions	17	8	6	31
Reversal	(9)	(6)	(4)	(19)
Payments	-	(2)	(3)	(5)
Monetary restatement	3	5	1	9
Balance as of September 30, 2019	158	60	34	252

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

20.1	Tax claims

Tax claims are subject by law to the monthly monetary restatement, which refers to an adjustment to the number of provisions based on indexes adopted by each tax jurisdiction. Both interest rates charges and fines, where applicable, were calculated and provisioned concerning the unpaid amounts.

The main tax claims provisioned are as follows:

The Company has other tax claims, which according to its legal counsels’ analysis, were provisioned, namely: (i) discussions on the non-application of Prevention Accident Factor (FAP); (ii) discussions with State tax authorities on ICMS tax rate calculated in electricity bills; (iii) staple basket; and (iv) other matters.

The accrued amount on September 30, 2020, for these matters is R$234 (R$221 on December 31, 2019).

Éxito Group discuss tax matters relating to the value-added tax, property tax, industry, and commerce taxes, totaling R$92 on September 30, 2020 (R$77 on December 31, 2019).

20.2	Social security and labor

The Company is a party in various labor proceedings, especially due to dismissals in the regular course of business. On September 30, 2020, the Company recorded a provision of R$92 (R$75 on December 31, 2019), referring to a potential risk of loss relating to labor claims. The Management, assisted by its legal counsels, assesses these claims recording provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

20.3	Civil

The Company answers for civil proceedings (indemnifications, collections, among others) which are in different procedural phases and various central courts. The Company’s Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels understand the losses are probable.

Among these proceedings, we point out:

The Company files and answers for various review and renewal lawsuits, discussing rental amounts currently paid by it. The Company recorded a provision for the difference between the amount originally paid by stores and the amounts pleaded by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. On September 30, 2020, the provision for these lawsuits amounted to R$25 (R$28 on December 31, 2019), to which there are no restricted deposits for legal proceeding.

The Company files and answers for certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, among them, we highlight the consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, assisted by its legal counsels, assesses these claims recording provisions for probable cash disbursements, according to the estimate of loss. On September 30, 2020, the provision for these lawsuits is R$8 (R$8 on December 31, 2019).

The Company’s total civil and regulatory claims on September 30, 2020, is R$49 (R$53 on December 31, 2019).

Éxito Group is party to certain lawsuits relating to cases of civil liability, proceedings due to lease conditions, and other matters amounting to R$16 on September 30, 2020 (R$17 on December 31, 2019).

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

20.4	Possible contingent liabilities

The Company have other litigations for which the probability of loss was deemed by its legal counsel to be possible, but not probable, therefore, not accrued, totaling an updated amount of R$2,476 on September 30, 2020 (R$2,425 on December 31, 2019), mainly related to:

IRPJ (corporate income tax), IRRF (withholding income tax), CSLL (social contribution on net income) – The Company has several tax assessments referring to proceedings of a tax offset, goodwill disallowance, disagreements in payments and overpayments, fines due to non-compliance with ancillary obligation, among other less relevant issues. The amount involved corresponds to R$466 on September 30, 2020 (R$457 on December 31, 2019).

COFINS, PIS (federal taxes on gross revenues) – The Company has been questioned about discrepancies in payments and overpayments; fine due to non-compliance with ancillary obligation, disallowance of COFINS and PIS credits, among other issues. Referred proceedings are pending judgment in the administrative and judicial levels. The amount involved in these tax assessments is R636 as of September 30, 2020 (R$666 on December 31, 2019).

ICMS (State VAT) – The Company was assessed by State tax authorities as to the appropriation of credits from (i) suppliers acquisitions considered unqualified before the registry of the State Revenue Service; and (ii) among others. These tax assessments amount to R$1,223 on September 30, 2020 (R$1,157 on December 31, 2019), which are pending final judgment both in the administrative and judicial levels.

ISS (services tax), IPTU (urban property tax), Fees and other – These refer to tax assessments of discrepancies in payments of IPTU, fines due to non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, totaling R$14 on September 30, 2020 (R$13 on December 31, 2019) and pending administrative and court decisions.

INSS (national institute of social security) – The Company was assessed due to the levy of payroll charges over benefits granted to its employees, among other issues, with possible losses of R$21 on September 30, 2020 (R$21 on December 31, 2019). Proceedings have been discussed in the administrative and judicial levels. On August 28, 2020, the Supreme Court, in general repercussion, recognized the incidence of social security contributions on the constitutional third of vacations as constitutional. The Company has been following the development of these issues, and together with its legal advisors, concluded that the elements so far do not require a provision to be registered.

Other litigation– these refer to real estate lawsuits in which the Company pleads the renewal of lease agreements and rentals according to the amounts practiced in the market, lawsuits within the scope of a civil court, special civil court, and administrative proceedings filed by inspection bodies, such as the consumer defense body (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality– INMETRO, the National Agency of Sanitary Surveillance - ANVISA, amongst others, totaling R$12 on September 30, 2020 (R$20 on December 31, 2019).

The Company engages external legal counsel to defend it in tax assessments, whose remuneration is linked to a percentage to be applied over favorable court decisions in these proceedings. These percentages can vary according to qualitative and quantitative factors of each proceeding; on September 30, 2020, the estimated amount, if all proceedings had favorable court decision, was approximately R$17 (R$19 on December 31, 2019).

Éxito Group has an amount of R$87 of proceedings with chances of possible losses on September 30, 2020 (R$72 on December 31, 2019), most of them referring to tax issues.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

20.5	Guarantees

Lawsuits	Real properties	Letter of guarantees	Total
Tax claims	18	295	313
Social security and labor	-	100	100
Civil and others	-	20	20
Total	18	415	433

The cost of guarantees is approximately 0.44% per year of the amount of the lawsuits and is recorded for expense for the time period.

20.6	Deduction of ICMS from the calculation basis of PIS and COFINS

Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Company has claimed the right to deduct ICMS taxes from the calculation basis of PIS and COFINS. On March 15, 2017, the Supreme Court ruled that the ICMS should be excluded from the calculation basis of PIS and COFINS.

Since such decision, the proceedings have been brought forward by our legal advisors without any change in management’s judgment, but without the final decision on the appeal filed by the Attorney General. The Company and its legal counsel believe that decision on this appeal will limit the right of the lawsuit filed by the Company, however, the elements of proceedings are still pending decision, and do not allow to recognize the asset related to the credits to be raised since the filing of the lawsuit in 2003. The Company still estimates the potential amount of credits at R$117.

20.7	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company recorded amounts referring to judicial deposits in its assets.

Lawsuits	As of September 30, 2020	As of December 31, 2019

Tax claims	64	69
Social security and labor	43	43
Civil and others	7	9
Total	114	121

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

21	Leases

21.1	Lease obligations

The detailed information on leasing obligations were presented in the annual consolidated financial statements for 2019, in note 22.

21.2	Minimum future payments and potential right of PIS and COFINS

Leasing agreements totaled R$4,956 on September 30, 2020 (R$3,751 on September 30, 2019). The minimum future payments as leasing, under the terms of leasing, along with the fair value of minimum lease payments, are as follows:

	As of September 30, 2020	As of December 31, 2019
Financial lease liabilities - minimum payments
Less than 1 year	498	404
1 to 5 years	1,659	1,323
More than 5 years	2,799	2,024
Present value of financial lease agreements	4,956	3,751

Future financing charges	4,105	2,347
Gross amount of financial lease agreements	9,061	6,098
PIS and COFINS embedded in the present value of lease agreements	155	115
PIS and COFINS embedded in the gross value of lease agreements	298	214

Lease liabilities interest expense is stated in note 28. The incremental borrowing rate of the Company on the commencement of the lease agreement was 10.01% for the nine months ended September 30, 2020 (12.83% December 31, 2019).

The average term of agreements considered is 14.7 years. For international subsidiaries, the average nominal incremental rate is 7.5%, with 3.5% of embedded inflation. The average term of agreements considered is 9.2 years.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

21.3	Lease obligation rollforward

As of December 31, 2019	3,751
Funding – Lease	684
Remeasurement	500
Interest provision	312
Exchange rate and monetary variation	2
Amortizations	(549)
Write-off due to early termination of agreement	(138)
Transfer to parent company	9
Exchange rate changes	385
As of September 30, 2020	4,956
Current liabilities	498
Noncurrent liabilities	4,458

As of December 31, 2018	1,180
Funding – Lease	248
Remeasurement	62
Interest provision	107
Amortizations	(169)
Write-off due to early termination of agreement	(3)
As of September 30, 2019	1,425
Current liabilities	104
Noncurrent liabilities	1,321

21.4	Variable rental lease expense, low-value, and short-term assets

	For the nine months ended September 30,
	2020	2019
Expenses (revenues) for the period:
Variables (0.5% e 1.6% of sales)	12	11
Subleases (*)	14	14

(*)	It mainly refers to revenue from rental agreements receivable from commercial galleries.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

22	Deferred revenues

The detailed information on deferred revenue was presented in the annual consolidated financial statements for 2019, in note 23.

	Note	As of September 30, 2020	As of December 31, 2019

Future sales commitment	22.1	49	-
Rental of spaces in stores		34	132
Checkstand		7	20
Gift card		75	95
Revenue from credit card operators		4	15
Deferred revenue – Grupo Éxito		18	8
Others		16	9
Total		203	279

Current liabilities		202	277
Noncurrent liabilities		1	2

22.1	Future sales commitment

In June 2020, the Company sold 02 stores through the Sale and Leaseback agreement with Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda., by signing a “Private Instrument of Real Property Purchase Sale”. This operation is in line with the Company´s asset monetization strategy, the stores are located in the states of Ceará and Rio de Janeiro. The total amount of the sale was R$100, of which the amount received was R$80 and the remaining balance of R$20, will be settled in three semiannual installments. It was observed that the parties entered into lease agreements for each of the properties, on the closing date of the transaction, with a term of 20 years, renewable for the same period, ensuring the continuity of the Company’s operations in properties with sustainable financial conditions.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

23	Income tax and social contribution

23.1	Reconciliation of income tax and social contribution expense

The detailed information on income tax and social contribution was presented in the annual consolidated financial statements for 2019, in note 24.

	For the nine months ended September 30,
	2020	2019

Earnings before income tax and social contribution	997	1,145
Income tax and social contribution at nominal rates (34%)	(339)	(389)
Adjustments to reflect the effective rate
Tax fines	(1)	(1)
Equity pick-up	6	-
Interest on equity	105	-
Tax benefits	35	10
Other permanent differences	27	9
Effective income tax	(167)	(371)
Income tax and social contribution for the year
Current	(501)	(308)
Deferred	334	(63)
Income tax and social contribution expenses	(167)	(371)
Effective rate	16.8%	32.4%

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

23.2	Breakdown of deferred income tax and social contribution

Key components of deferred income tax and social contribution in balance sheets are the following:

	As of September 30, 2020			As of December 31, 2019
	Assets	Liabilities	Net	Assets	Liabilities	Net
Deferred income tax and social contribution
Tax losses	338	-	338	253	-	253
Provision for contingencies	158	-	158	106	-	106
Exchange rate variation	24	-	24	31	-	31
Goodwill tax amortization	-	(524)	(524)	-	(480)	(480)
Mark-to-market adjustment	-	-	-	-	(3)	(3)
Property and equipment, intangible and investment properties	65	(1,493)	(1,428)	-	(1,217)	(1,217)
Unrealized gains with tax credits	123	(77)	46	-	(130)	(130)
Cash flow hedge	4	(69)	(65)	-	(78)	(78)
Lease net of right of use	174	-	174	105	-	105
Presumed tax on equity - Éxito	227	-	227	192	-	192
Others	56	(35)	21	30	-	30
Gross deferred income tax and social contribution assets (liabilities)	1,169	(2,198)	(1,029)	717	(1,908)	(1,191)
Compensation	(1,169)	1,169	-	(717)	717	-
Net deferred income tax and social contribution assets (liabilities)	-	(1,029)	(1,029)	-	(1,191)	(1,191)

The Company estimates the recovery of the deferred tax assets as follows:

Years
Up to one year	212
From 1 to 2 years	306
From 2 to 3 years	125
From 3 to 4 years	153
From 4 to 5 years	136
Above 5 years	237
1,169

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

23.3	Rollforward

	For the nine months ended September 30,
	2020	2019
At the beginning of the period	(1,191)	(265)
Benefits (expenses) in the year	334	(63)
Income tax on other comprehensive income	-	18
Conversion currency adjustment	(172)	-
At the end of the period	(1,029)	(310)

24	Shareholders’ equity

24.1	Capital stock and stock rights

The Company’s capital stock on September 30, 2020 is R$4,749 (R$4,421 on December 31, 2019), represented by 268,000 common shares, respectively, all non-par and registered shares.

The Extraordinary Shareholders’ Meeting held on March 31, 2020 approved: (i) the payment of capital through 3 real properties in the amount of R$57, by issuing 87 million new non-par, registered, common shares.

The Extraordinary Shareholders’ Meeting held on March 31, 2020, approved the capital increase by capitalizing the Advance for Future Capital Increase - AFAC in the amount of R$150, without issuing new shares.

The Extraordinary Shareholders’ Meeting held on September 30, 2020, approved: (i) the payment of capital through 4 real properties in the amount of R$121, by issuing 42 million new non-par, registered, common shares.

24.2	Interest on equity

The Extraordinary Shareholders’ Meeting held on September 29, 2020, approved the payment of interest on equity, in the gross amount of R$310, over which the withholding income tax was deducted in the amount of R$46, corresponding to the net amount of R$264.

24.3	Other comprehensive income

The cumulative effect of gains and loss on the translation of assets, liabilities and profit of Colombian pesos to Reais, corresponding to the investment by Company in the subsidiary Éxito generating a gain of R$1,555.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

25	Net operating revenue

The detailed information on net operating revenue was presented in the consolidated annual financial statements for 2019, in note 26.

	For the nine months ended September 30,
	2020	2019
Gross operating revenue
Goods	44,531	21,757
Services rendered and others	890	61
	45,421	21,818
(-) Revenue Deductions
Returns and sales cancellation	(125)	(40)
Taxes	(4,313)	(1,690)
	(4,438)	(1,730)
Net operating revenue	40,983	20,088

26	Expenses by nature

The detailed information on expenses by nature was presented in the annual consolidated financial statements for 2019, in note 27.

	For the nine months ended September 30,
	2020	2019
Cost of inventories	(32,089)	(16,427)
Personnel expenses	(3,047)	(1,219)
Outsourced services	(431)	(144)
Selling expenses	(804)	(285)
Functional expenses	(1,138)	(404)
Other expenses	(640)	(137)
	(38,149)	(18,616)

Cost of sales	(33,059)	(16,685)
Selling expenses	(4,141)	(1,647)
General and administrative expenses	(949)	(284)
	(38,149)	(18,616)

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

27	Other operating expenses, net

The detailed information on other operating expenses, net was presented in the annual consolidated financial statements for 2019, in Note 28.

	For the nine months ended September 30,
	2020	2019
Result with property and equipment (*)	(34)	(5)
Reversal (Provision) for legal proceeding	(20)	(16)
Restructuring expenses (**)	(125)	-
Covid-19 spending on prevention (***)	(116)	-
Total	(295)	(21)

(*)	The result of property and equipment was mainly impacted by the Sale and Leaseback operations in the amount of R $ 52. See Note nº 1.4.

(**)	amounts related to restructuring expenses in Brazilian operations and expenses in the acquisition process of Grupo Éxito.

(***)	Expenses incurred as a result of the pandemic refer to the purchase of individual protection and store adaptation items, overtime expenses, expenses with internal and external communication, incremental expenses with transportation and cleaning services and sanitation. See Note nº 1.2.

28	Net financial result

The detailed information on net financial result was presented in the annual consolidated financial statements for 2019, in note 29.

	For nine months ended September 30,
	2020	2019
Financial expenses
Cost of debt	(362)	(86)
Cost and sale of receivables	(25)	(28)
Monetary restatement (liabilities)	(145)	(6)
Interest on lease liabilities	(305)	(100)
Other financial expenses	(106)	(6)
Total Financial expenses	(943)	(226)
Financial revenues
Cash and cash equivalents	104	33
Monetary restatement (assets)	160	172
Other financial revenues	8	3
Total Financial revenues	272	208
Total	(671)	(18)

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

29	Earnings per share

The detailed information on earnings per share was presented in the annual consolidated financial statements for 2019, in note 30.

At the extraordinary general shareholders´ meeting held on October 5, 2020, Sendas shareholders voted to approve the grouping of 3,269,992,034 (three billion, two hundred and sixty nine million, nine hundred and ninety two thousand and thirty four) common shares, with no par value issued by the Company, in the proportion of 12.1854776946393 to 1 (one) (“Grouping”). After the Grouping, the Company’s capital stock is represented by 268,351,567 (two hundred and sixty-eight million, three hundred and fifty-one thousand, five hundred and sixty-seven) common shares, with no par value. Accordingly, the weighted-average number of shares outstanding for the entire period is retrospectively adjusted as if the change had occurred at the beginning of the first period of EPS information presented.

	For the nine months ended September 30,
	2020	2019
Basic and diluted number:
Allocated basic earnings and not distributed	712	774
Net income allocated available to common shareholders	712	774
Basic and diluted denominator (millions of shares)
Weighted average of the number of shares	268	176
Basic and diluted earnings per million shares (R$)	2.653229	4.399048

30	Non-cash transactions

The Company had transactions that did not represent cash disbursement, therefore, these were not reported in the Statement of Cash Flows, as follows:

●	Company’s capital increase with property and equipment, in Note 15;

●	Purchase of property and equipment not yet paid, in Note 15.4;

●	Additions of provisions for contingencies, Note 20; and

●	Deferred income tax and social contribution, Note 23.

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

31	Segment information

The detailed information on segment information was presented in the annual financial statements for 2019, in Note 33.

Management considers the following segments:

●	Cash & Carry, it includes the “ASSAÍ” brand.

●	Grupo Éxito – it includes the company Éxito (Colombia) and its subsidiaries Libertad (Argentina) and Disco (Uruguay). Éxito also operates the banners Surtimax, Super Inter, and Carulla, as a result of Éxito acquisition in November 2019 (note 13 in financial statement).

Information on the Company’s segments on September 30, 2020 and 2019 and December 31, 2019 are included in the chart below:

	Cash and carry and gas stations		Éxito Group		Total
	For the nine months ended September 30,
	09/30/2020	09/30/2019	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Net sales revenue	25,330	20,088	15,653	-	40,983	20,088
Gross profit	4,089	3,403	3,835	-	7,924	3,403
Depreciation and amortization	(367)	(288)	(522)	-	(889)	(288)
Share of profit and loss of associates	26	-	(8)	-	18	-
Operating profit	1,303	1,163	365	-	1,668	1,163
Net financial result	(416)	(18)	(255)	-	(671)	(18)
Net income before income tax and social contribution	887	1,145	110	-	997	1,145
Income tax and social contribution	(175)	(371)	8	-	(167)	(371)
Net income of period	712	774	118	-	830	774

	As of September 30, 2020	As of December 31, 2019	As of September 30, 2020	As of December 31, 2019	As of September 30, 2020	As of December 31, 2019
Current assets	6,529	5,722	5,889	6,560	12,418	12,282
Noncurrent assets	19,049	17,818	8,506	5,805	27,555	23,623
Current liabilities	7,548	6,721	7,626	7,209	15,174	13,930
Noncurrent liabilities	8,482	9,721	3,619	2,553	12,101	12,274
Shareholders’ equity	9,548	7,098	3,150	2,603	12,698	9,701

Sendas Distribuidora S.A.

Notes to the interim condensed consolidated financial information

September 30, 2020

(In millions of Brazilian Reais, unless otherwise stated)

The Company and its subsidiary mainly operate as retailers of food, home appliances, and other products. Total net revenue is comprised of the following banners:

	For the nine months ended September 30,
	2020	2019
Assaí	25,330	20,088
Éxito Group (*)	15,653	-
Total Net Sales	40,983	20,088

(*)	Includes sales in Colombia of R$11,950, Uruguay of R$2,719 and Argentina in R$984.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Sendas Distribuidora S.A

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sendas Distribuidora S.A (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG
Auditores Independentes S.S.

We have served as the Company's auditor since 2017.

São Paulo, Brazil

December 21, 2020

Sendas Distribuidora S.A.

Consolidated statements of operations and comprehensive income

For the years ended December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, except earnings per share)

		For the year ended December 31,
	Note	2019	2018	2017

Net operating revenue	26	30,232	23,017	18,544
Cost of sales	27	(24,891)	(18,845)	(15,578)
Gross profit		5,341	4,172	2,966
Expenses, net
Selling expenses	27	(2,782)	(1,908)	(1,563)
General and administrative expenses	27	(166)	(275)	(235)
Depreciation and amortization		(454)	(313)	(239)
Share of profit and loss of associates		(5)	-	-
Other operating expenses, net	28	(206)	(3)	(79)
		(3,613)	(2,499)	(2,116)
Operating profit		1,728	1,673	850

Net financial result	29	(257)	(120)	(142)
Financial expenses		(544)	(204)	(180)
Financial revenues		287	84	38

Income before income taxes		1,471	1,553	708

Income tax and social contribution	24	(411)	(477)	(211)

Net income for the year		1,060	1,076	497

Other comprehensive income
Items that may be subsequently reclassified into the statement of operations
Exchange differences on translation of foreign investments		220	-	-
Cash flow hedge		5	-	-
Other comprehensive income for the year		225	-	-
Total comprehensive income for the year		1,285	1,076	497

Net income for the year attributable to:			-
Controlling shareholders		1,047	1,076	497
Non-controlling interest		13	-	-
		1,060	1,076	497

Total comprehensive income attributable to:
Controlling shareholders		1,209	1,076	497
Non-controlling shareholders		76	-	-
		1,285	1,076	497

Basic and diluted earnings per millions of shares in Reais	30
(weighted average for the year - R$)
Common shares		4.062383	6.211863	3.023229

The accompanying notes are integral part of the consolidated financial statements.

Sendas Distribuidora S.A.

Consolidated balance sheets

As of December 31, 2019, 2018 and January 1, 2018

(In millions of Brazilian Reais)

		As of December 31,		As of January 1,
	Note	2019	2018	2018
Current assets
Cash and cash equivalents	7	5,026	1,411	891
Trade receivables	8	491	137	203
Other accounts receivable	9	206	34	27
Inventories	10	5,190	2,235	1,755
Recoverable taxes	11	1,119	338	216
Derivative financial instruments	19.1	29	43	-
Assets held for sale		52	-	-
Other current assets		169	-	-
Total current assets		12,282	4,198	3,092

Noncurrent assets
Other accounts receivable	9	37	-	193
Recoverable taxes	11	962	929	277
Derivative financial instruments	19.1	11	9	16
Related parties	12	97	11	12
Restricted deposits for legal proceedings	21.8	121	118	120
Other noncurrent assets		84	-	-
Investments in associate entities	13	320	-	-
Investment properties	15	3,051	-	-
Property and equipment, net	16	14,652	4,655	3,725
Intangible assets, net	17	4,288	1,013	749
Total noncurrent assets		23,623	6,735	5,092

Total assets		35,905	10,933	8,184

The accompanying notes are integral part of the consolidated financial statements.

Sendas Distribuidora S.A.

Consolidated balance sheets

As of December 31, 2019, 2018 and January 1, 2018

(In millions of Brazilian Reais)

		As of December 31,		As of January 1,
	Note	2019	2018	2018
Current liabilities
Trade payables, net	18	9,770	3,607	2,770
Borrowings and financing	19	316	676	22
Debentures	19	1,156	-	-
Payroll and related taxes		572	246	198
Lease liabilities	22	404	81	65
Related parties	12	152	104	95
Taxes and social contributions payable		327	128	61
Deferred revenues	23	277	158	104
Dividends payable		11	-	-
Acquisition of non-controlling interest	20.10	466	-	-
Other current liabilities		479	125	66
Total current liabilities		13,930	5,125	3,381

Noncurrent liabilities
Borrowings and financing	19	622	102	451
Debentures	19	6,727	-	-
Deferred income tax and social contribution	24.2	1,191	265	89
Provision for legal proceedings	21	349	236	284
Lease liabilities	22	3,347	1,099	944
Deferred revenues	23	2	4	-
Other non-current liabilities		36	10	11
Total Noncurrent liabilities		12,274	1,716	1,779

Shareholders´ equity
Capital stock	25.1	4,421	2,351	2,252
Capital reserve		18	16	8
Profit reserves		2,497	1,725	764
Accumulated other comprehensive income		162	-	-
Controlling shareholder		7,098	4,092	3,024

Non-controlling interest		2,603	-	-
Total shareholders’ equity		9,701	4,092	3,024

Total liabilities and shareholders´ equity		35,905	10,933	8,184

The accompanying notes are integral part of the consolidated financial statements.

Sendas Distribuidora S.A.

Consolidated statements of changes in shareholders´ equity

For the years ended December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais)

	Controlling shareholders
		Capital reserves	Profit reserves			Accumulated other			Total
	Capital stock	Stock options	Legal reserve	Profit retention	Retained earnings	comprehensive income	Total	Non-controlling interest	shareholder’s equity
Balances as of January 1, 2017	1,896	4	44	385	(72)	-	2,257	-	2,257
Capital increase with real estate properties	288	-	-	-	-	-	288	-	288
Capital increase	68	-	-	-	-	-	68	-	68
Stock options granted	-	4	-	-	-	-	4	-	4
Net income for the year	-	-	-	-	497	-	497	-	497
Interest on equity	-	-	-	(81)	-	-	(81)	-	(81)
Legal reserve	-	-	26	-	(26)	-	-	-	-
Reserve for profit retention	-	-	-	486	(495)	-	(9)	-	(9)
Balances as of December 31, 2017	2,252	8	70	790	(96)	-	3,024	-	3,024

Capital increase with real estate properties (note 25.1)	99	-	-	-	-	-	99	-	99
Stock options granted (Note 25.4)	-	8	-	-	-	-	8	-	8
Net income for the year	-	-	-	-	1,076	-	1,076	-	1,076
Interest on equity (Note 25.2)	-	-	-	(115)	-	-	(115)	-	(115)
Legal reserve (Note 25.3)	-	-	55	-	(55)	-	-	-	-
Reserve for profit retention	-	-	-	1,042	(1,042)	-	-	-	-
Balances as of December 31, 2018	2,351	16	125	1,717	(117)	-	4,092	-	4,092

The accompanying notes are integral part of the consolidated financial statements.

Sendas Distribuidora S.A.

Consolidated statements of changes in shareholders´ equity

For the years ended December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais)

	Controlling shareholders
		Capital reserves	Profit reserves			Accumulated other			Total
	Capital stock	Stock options	Legal reserve	Profit retention	Retained earnings	comprehensive income	Total	Non-controlling interest	shareholder’s equity
Balances as of December 31, 2018	2,351	16	125	1,717	(117)	-	4,092	-	4,092
Other comprehensive results
Net income for the year	-	-	-	-	1,047	-	1,047	13	1,060
Exchange rate variation of foreign investments	-	-	-	-	-	157	157	63	220
Cash flow hedge	-	-	-	-	-	5	5	-	5
Comprehensive income for the year	-	-	-	-	1,047	162	1,209	76	1,285

Capital increase with real estate properties (Note 25.1)	67	-	-	-	-	-	67	-	67
Capital increase (Note 25.1)	2,003	-	-	-	-	-	2,003	-	2,003
Stock options granted (Note 25.4)	-	2	-	-	-	-	2	-	2
Interest on shareholders’ equity (Note 25.2)	-	-	-	(247)	-	-	(247)	-	(247)
Interim dividends (Note 25.2)	-	-	-	(50)		-	(50)	(37)	(87)
Transactions with non-controlling shareholders	-	-	-	22	-	-	22	7	29
Legal reserve (Note 25.3)	-	-	52	-	(52)	-	-	-	-
Reversal of profit retention	-	-	-	878	(878)	-	-	-	-
Non-controlling interest Éxito (Note 14)	-	-	-	-	-	-	-	2,557	2,557
Balances as of December 31, 2019	4,421	18	177	2,320	-	162	7,098	2,603	9,701

The accompanying notes are integral part of the consolidated financial statements.

Sendas Distribuidora S.A.

Consolidated statements of cash flows

For the years December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais)

	For the year ended December 31,
	2019	2018	2017
Cash flow from operating activities
Net income for the year	1,060	1,076	497
Adjustments for reconciliation of net income
Deferred income tax and social contribution	162	175	69
Loss on disposal of property and equipment	-	50	50
Depreciation and amortization	484	341	263
Financial charges	431	171	127
Share of profit and loss of associates	5	-	-
Provision (reversal) for legal proceedings	19	(46)	14
Share-based payment	2	8	4
Allowance (reversal) for inventory losses and damages	5	(3)	1
Gain on leasing liability write-off	(1)	(15)	(7)
Reversal of tax loss provision	-	(369)	-
	2,167	1,388	1,018
Variations in operating assets and liabilities
Trade receivables	21	66	(39)
Inventories	(153)	(477)	(284)
Recoverable taxes	(326)	(161)	(174)
Restricted deposits for legal proceedings	(1)	-	(22)
Other assets	(106)	(45)	100
Trade payables	1,671	779	673
Payroll and related taxes	36	48	37
Related parties	(17)	10	(41)
Disbursements for legal proceedings	(22)	(6)	(4)
Taxes payables	69	66	(2)
Income tax and social contribution, paid	(131)	(244)	(113)
Deferred revenues	(153)	58	19
Other liabilities	104	63	(66)
	992	157	84
Net cash generated by operating activities	3,159	1,545	1,102
Cash flow from investment activities
Acquisition of a subsidiary, net of cash	(3,311)	-	-
Purchase of property and equipment	(1,357)	(907)	(717)
Purchase of intangible assets	(52)	(41)	(23)
Proceeds from the sale of property and equipment	362	22	1
Purchase of investment property	(12)	-	-
Net cash used in investment activities	(4,370)	(926)	(739)

Cash flow from financing activities
Capital increase	2,003	-	68
Borrowings and financing acquisition	9,395	417	338
Payments of borrowings and financing	(6,124)	(201)	(216)
Dividends and interest on equity paid	(299)	(115)	(81)
Payments of lease liabilities	(260)	(200)	(170)
Net cash generated by (used in) financing activities	4,715	(99)	(61)

Net increase in cash and cash equivalents	3,504	520	302
Cash and cash equivalents at the beginning of the year	1,411	891	589
Exchange rate variation on cash and cash equivalents	111	-	-
Cash and cash equivalents at the end of the year	5,026	1,411	891

The accompanying notes are integral part of the consolidated financial statements.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

1	Corporate information

Sendas Distribuidora S.A. (“Sendas Distribuidora”) is mainly engaged in the retail and wholesale sale of food, bazar, and other products through its stores, represented by the banner “ASSAÍ”. Sendas Distribuidora is based in the State of Rio de Janeiro, at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá/RJ.

Sendas Distribuidora is a wholly-owned subsidiary of Companhia Brasileira de Distribuição (“CBD”), which is controlled by the Casino Group, a French conglomerate and world leader in food retail.

1.1	Acquisition of Almacenes Éxito S.A.

On November 27, 2019, the Sendas Distribuidora completed a public offering in Colombia to acquire the shares of Almacenes Éxito S.A. (“Éxito”) from the public including those owned by Casino Guichard Perrachon (“Casino”). Éxito is a Colombian company that operates the Éxito, Carulla, Super Inter, Surtimax and Surtimayorista supermarket and hypermarket banners in Colombia, the Libertad banner in Argentina and the Disco and Devoto banners in Uruguay. Additionally, Éxito also operates shopping centers in Colombia under the banner Viva. Éxito is listed on the Colombian Securities Exchange. Further details of the acquisition are disclosed in Note 14.

Éxito and its subsidiaries are referred to collectively as “Éxito Group”.

Sendas Distribuidora together with Éxito Group are referred to as the “Company”.

1.2	Sendas Distribuidora´s potential spin-off transaction

The Board of Directors, at a meeting held on September 9, 2020, approved initiating a study to segregate Sendas Distribuidora through a partial spin-off with its parent company CBD (the “Potential Transaction”).

The spin-off will be preceded by the transfer of the shareholding interest currently held by the Sendas Distribuidora in Éxito. to CBD.

The goal of the Potential Transaction is to unleash the full potential of Sendas Distribuidora’s business, allowing it to operate on a standalone basis, with separate management teams, and focusing on its respective business model and market opportunities. Additionally, the Potential Transaction will provide direct access to the capital markets and other sources of funding.

Upon the implementation of the Potential Transaction, the shares issued by Sendas Distribuidora held by CBD will be distributed to CBD’s shareholders, on a pro-rata basis. The distribution of shares will occur after the listing of Sendas Distribuidora’s shares in the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão (B3), together with the listing of ADRs representing the Company’s shares on the New York Stock Exchange (NYSE).

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

1.3	Impacts of the pandemic on the Company’s financial statements

The Company has been monitoring the spread of COVID-19 (Coronavirus) and its impacts on its operations. Management adopted various measures, among them, we point out a crisis committee composed of the senior management, which makes decisions in line with recommendations of the Brazilian Ministry of Health, local authorities, and professional associations.

The Company has been adopting all the measures to mitigate the transmission of virus at stores, distribution centers, and offices, such as frequent sanitization, employees’ safety/protection equipment, flexible working hours, and home office, among others.

Since the beginning of the COVID-19 outbreak, our stores have remained open. The Company has a strong commitment to society to continue selling essential products to its customers. We did not face supply-side hurdles from industries that continued supplying our distribution centers and stores.

Additionally, since the beginning of the outbreak, the Company has been continuously monitoring all possible relevant impacts that it could have in this consolidated financial statements, in order to inform the market about any eventual risk and uncertainty that could be materialized, in compliance with applicable accounting standards. Below are the key topics analyzed:

Due to uncertainties concerning the end of the pandemic and its macroeconomic effects, the Company analyzed the indication of impairment for certain assets and, accordingly, updated as of June 30, 2020, the projections of the budget used in the December 31, 2019 impairment tests. The recoverable value is determined by calculating the value in use, from cash projections deriving from financial budgets, which were reviewed and approved by senior management for the next three years, considering the assumptions updated for June 30, 2020. The discount rate applied to cash flow projections is 8.1% on June 30, 2020 (8.4% on December 31, 2019), and the cash flows to exceed three years are extrapolated, applying a growth rate of 3.9% on June 30, 2020 (4.8% on December 31, 2019). As a result of this analysis, we did not identify the need for recording a provision for impairment of these assets.

Likewise, in relation to Éxito Group, projections for impairment test of intangible assets were reviewed and updated on June 30, 2020, not identifying the need for recording an impairment charge.

The Company analyzed the collection of balances of trade receivables from credit card operators, clients, galleries at our stores, property rents, and concluded that it is not necessary to record provisions in addition to those already recorded.

In relation to inventories, the Company does not foresee the need of any adjustment, as their book value does not exceed their market price less cost to sell.

Financial instruments already reflect the market assumptions in their valuation, there are no additional exposures not disclosed. The Company is not exposed to significant financing denominated in US dollars.

The Company does not foresee additional funding needs.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

As such according to the Company´s Management estimates and the Company´s monitoring of pandemic impacts or any other that could impact our business, there are no effects that should be recorded in the Company’s financial statements, nor effects on the business continuity and/or estimates of the Company that would justify changes in the conclusions presented in these financial statements. The Company will continue monitoring and analyzing the impacts, and if necessary, will make the disclosures needed.

1.4	Sale and Leaseback Transaction

In line with the Company’s asset monetization strategy, a material fact was released on March 5, 2020, disclosing that the Company entered into a Sale and Leaseback Transaction with investment funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda., by signing the “Private Instrument of Real Property Purchase and Sale Commitment and Surface Real Right”. This agreement initially estimated the sale of 13 real properties owned by the Company, for a total amount of R$532.

●	On May 29, 2020, the Company sold 4 of these real estate properties, for a total amount of R$175 paid in cash.

●	On June 29, 2020, the Company sold the other 4 real estate properties, for the total amount of R$206, paid in cash.

●	On July 22, 2020, the Company sold an additional 4 real estate properties for a total amount of R$131, excluding 1 real property of non-relevant amount out of total volume.

Thus, the Company sold 12 real properties to TRX funds, for R$513.

Note that the parties signed lease agreements for each real estate property, on the closing date of the transaction, each with a 15-year term, renewable for an equal period, ensuring the continuity of the Company’s operations in the real properties with sustainable financial conditions.

2	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments measured at their fair value.

The consolidated financial statements are presented in millions of Brazilian Reais (R$), which is the functional currency of the Company. The functional currency of the subsidiaries located abroad is the local currency of each jurisdiction.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

The consolidated financial statements provide comparative information in respect of the prior periods. In addition, the Company presents an additional statement of financial position at the beginning of the preceding period when there is a retrospective application of an accounting policy, a retrospective restatement, or a reclassification of items in financial statements. An additional statement of financial position as at January 1, 2018 is presented in these consolidated financial statements due to the retrospective application IFRS 16 Leases. See Note 4.

The consolidated financial statements for the fiscal year ended December 31, 2019, were approved by the Board of Directors on December 12, 2020.

2.1	Basis of consolidation

The consolidated financial statements include the financial information of all subsidiaries over which Sendas Distribuidora exercises control directly or indirectly. The determination if a subsidiary is controlled by Sendas Distribuidora and the basis of consolidation are in accordance with the requirements of IFRS 10 – Consolidated Financial Statement.

The consolidated financial statements of the subsidiaries are prepared on the same closing date of the reporting period of Sendas Distribuidora, using consistent accounting policies. All balances and transactions, including income and expense, unrealized gains and losses, and dividends resulting from intercompany operations included in the consolidation are fully eliminated.

Gains or losses resulting from changes in equity interest in subsidiary, which do not result in loss of control, are directly recorded in equity. Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

In the consolidated financial statements, Sendas consolidates all its subsidiary and reports non-controlling interests in a separate line item in shareholders’ equity and statements of operations.

The list of subsidiaries is presented in Note 13.

3	Significant accounting policies

The main accounting policies and practices are described in each corresponding explanatory note, except for those below that are related to more than one explanatory note. Accounting policies and practices have been consistently applied to the years presented in the Company´s consolidated financial statements.

3.1	Foreign currency transactions

Foreign currency transactions are initially recognized at the exchange rate of the corresponding currencies at the date the transaction qualities for recognition.

Assets and liabilities denominated in foreign currencies are translated into Brazilian Reais, using the spot exchange rate at the end of each reporting period. Gains or losses on changes in exchange rate variations are recognized as financial income or expense.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

3.2	Classification of assets and liabilities as current and non-current

The Company presents assets and liabilities in the statement of financial position based on current/noncurrent classification.

An asset is current when it is:

●	expected to be realized or intended to be sold or consumed within twelve months from the end of the reporting periods

●	held primarily for the purpose of trading

●	expected to be realized within twelve months after the reporting period or

●	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as noncurrent.

A liability is current when it is:

●	expected to be settled within twelve months from the end of the reporting periods

●	held primarily for the purpose of trading

●	due to be settled within twelve months after the reporting period or

●	there is no unconditional right to defer the settlement of the liability for at least twelve months after

●	the reporting period are classified as current liabilities.

All other liabilities are classified as noncurrent.

Deferred tax assets and liabilities are classified as “noncurrent” and presented net when appropriate in accordance with the provisions of IAS 12.

3.3	Foreign operation

For each entity, the Company determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

On consolidation, the financial statements of foreign operations are translated into Brazilian Reais, as follows:

●	Assets and liabilities, including goodwill, are translated into Brazilian Reais at the exchange rate prevailing at the reporting date.

●	The statements of operation are translated into Brazilian Reais using the average rate for the period except when significant fluctuations in the exchange rate occurs, in which case, the rate at the transaction date is used.

●	Equity accounts are maintained at the historical balance in Reais.

The exchange rate differences arising from the translation are recognized in other comprehensive income. When a foreign operation is disposed of, the component of other comprehensive income related to that particular foreign operation is reclassified to profit or loss.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

3.4	Hyperinflation

Starting from September 2018, Argentina has been considered a hyperinflationary economy. As per IAS 29 – Financial Reporting in Hyperinflationary Economies, the non-monetary assets and liabilities, equity items and the statement of operation of the indirect subsidiary Libertad, headquartered in Argentina, a direct subsidiary of Éxito, whose functional currency is the Argentinean peso, are being adjusted so that amounts are reported in the monetary measurement unit at the end of the reporting period. This unit considers the effects measured by the Consumer Price Index in Argentina starting January 1, 2017 and Argentina’s Domestic Retail Price Index up to December 31, 2016. Consequently, as required by IAS 29, the operating results of the indirect subsidiary Libertad must be considered as highly inflationary starting from September 1, 2018 (start of the period in which a hyperinflationary scenario was identified).

4	Amendments to IFRSs and new interpretations adopted in 2019 and 2018

Amendments to IFRSs and new interpretations adopted in 2019

In 2019, the Company applied amendments and new interpretations to IFRS as issued by IASB, which were effective for accounting periods beginning on or after January 1, 2019. The main new standards adopted are the following:

Statement	Description	Impact
IFRS 16 – Leases (“IFRS16”)

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognize most leases on the balance sheet.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 does not have an impact for leases where the Company is the lessor.

See Note 4.1.

IFRIC 23 - Uncertainty over Income Tax treatment (“IFRIC23”)

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

There was no significant impact.

4.1	Adoption of IFRS 16 – Leases

The Company adopted IFRS 16 using the full retrospective method of adoption, with the date of application of January 1, 2019. In accordance with the full retrospective method of adoption, the Company applied IFRS 16 at the date of initial application as if it had already been effective at the commencement date of existing lease contracts. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets).

The Company uses the incremental borrowing rate to discount the lease liabilities. In addition, the lease liabilities include taxes on lease payments and the impact of the significant leasehold improvements amortization period over the estimation of the reasonably certain lease terms. The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Company has several lease contracts that include extension and termination options. The Company applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination, including significant leasehold improvements on the leased property.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

The adjustments arising from adoption of IFRS 16 for each period presented in the consolidated financial statements are detailed as follows:

	As of January 1, 2017
Balance sheet	Originally presented	IFRS 16 Effects	After IFRS 16
Other accounts receivable	164	(13)	151
Total current assets	2,447	(13)	2,434

Other accounts receivable	226	(25)	201
Deferred income tax and social contribution	-	36	36
Property and equipment, net	2,111	675	2,786
Total noncurrent assets	3,299	686	3,985
Total assets	5,746	673	6,419

Borrowings and financing	2,160	(4)	2,156
Leasing liabilities	-	54	54
Total current liabilities	2,959	50	3,009

Leasing liabilities	-	693	693
Total noncurrent liabilities	458	693	1,151

Total liabilities	3,417	743	4,160

Total shareholders’ equity	2,329	(70)	2,259
Total liabilities and shareholders’ equity	5,746	673	6,419

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

	As of January 1, 2018
Balance sheet	Originally presented	IFRS 16 Effects	After IFRS 16
Other accounts receivable	42	(15)	27
Total current assets	3,107	(15)	3,092

Other accounts receivable	229	(36)	193
Deferred income tax and social contribution	1	46	47
Property and equipment, net	2,825	900	3,725
Total noncurrent assets	4,229	910	5,139
Total assets	7,336	895	8,231

Borrowings and financing	27	(5)	22
Lease liabilities	-	65	65
Other current liabilities	72	(6)	66
Total current liabilities	3,327	54	3,381

Borrowings and financing	460	(9)	451
Lease liabilities	-	944	944
Total noncurrent liabilities	891	935	1,826

Total liabilities	4,218	989	5,207
Total shareholders’ equity	3,118	(94)	3,024
Total liabilities and shareholders’ equity	7,336	895	8,231

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

	As of December 31, 2018
Balance sheet	Originally presented	Effects IFRS 16	After IFRS 16
Other accounts receivable	64	(30)	34
Total current assets	4,228	(30)	4,198

Other accounts receivable	43	(43)	-
Property and equipment, net	3,603	1,052	4,655
Total noncurrent assets	5,726	1,009	6,735
Total assets	9,954	979	10,933

Borrowings and financing	680	(4)	676
Lease liabilities	-	81	81
Taxes and social contributions payable	127	1	128
Other current liabilities	143	(18)	125
Total current liabilities	5,065	60	5,125

Borrowings and financing	107	(5)	102
Deferred income tax and social contribution	323	(58)	265
Lease liabilities	-	1,099	1,099
Total noncurrent liabilities	680	1,036	1,716

Total liabilities	5,745	1,096	6,841
Total shareholders’ equity	4,209	(117)	4,092
Total liabilities and shareholders’ equity	9,954	979	10,933

	For the year ended December 31, 2018
Statement of operations	Originally presented	IFRS 16 Effects	After IFRS 16
Gross Profit	4,172	-	4,172
Expenses, net
Selling expenses	(2,057)	149	(1,908)
General and administrative expenses	(278)	3	(275)
Depreciation and amortization	(234)	(79)	(313)
Other operating expenses, net	(8)	5	(3)
Operating profit before financial result	1,595	78	1,673
Net financial result	(7)	(113)	(120)
Earnings before income tax and social contribution	1,588	(35)	1,553
Income tax and social contribution	(489)	12	(477)
Net income for the period	1,099	(23)	1,076

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

	For the year ended December 31, 2018
Statement of cash flows	Originally presented	IFRS 16 Effects	After IFRS 16
Net income for the year	1,099	(23)	1,076
Deferred income tax and social contribution	188	(13)	175
Loss on disposal of property and equipment	39	11	50
Depreciation and amortization	244	97	341
Interest and monetary variation	47	124	171
Gain on leasing liability write-off	-	(15)	(15)
Other assets	(67)	22	(45)
Other liabilities	71	(8)	63
Payment of borrowings and financing	(206)	5	(201)
Leasing liabilities payments	-	(200)	(200)

4.2	IFRIC 23 – Uncertainty on income tax treatment

The interpretation IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 when the income tax treatment is uncertain. According to the Company’s management assessment, no relevant impacts are deriving from this interpretation.

New and amended standard and interpretation adopted in 2018

4.3	IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and related interpretations and it applies, with limited exceptions, to all revenue arising from contract with customers. IFRS 15 establishes a five-step model to account for revenue arising from contacts with customers and requires that revenue to be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

IFRS 15 requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. In addition, the standard requires extensive disclosures.

The Company adopted IFRS 15 using the full retrospective method of adoption.

The effect of the adoption of IFRS 15 resulted in the presentation of rebates received from suppliers related to trade marketing as a reduction of cost of sales. These rebates were previously reported as a reduction of marketing expenses and upon adoption of IFRS 15 management determined that the Company does not have any performance obligation associated with the amounts received from the suppliers.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

4.4	Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The Company applied the amendments IFRS 2, Share-based payment, to account for the withholding of income tax associated with the share-based payment to employees. Consequently, the withhold tax was accounted for as a deduction of shareholders’ equity, except to the extent that the payment exceeds the fair value on the date of settlement by the net value of the own equity instruments withheld.

5	New standards, amendments and interpretations issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective:

Accounting pronouncement	Description	Effective for annual periods beginning on or after
Amendments to IFRS 3: Definition of a Business	In October 2018, the IASB issued amendments to the definition of a business in IFRS 3, Business Combinations, to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. New illustrative examples were provided along with the amendments.	01/01/2020

Amendments to IAS 1 and IAS 8 - Definition of materiality	In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ‘Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.	01/01/2020

It is not expected that the adoption of these standards did not result in relevant impacts on the consolidated financial statements.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

6	Significant accounting judgments, estimates, and assumptions

The preparation of the consolidated financial statements requires Management to makes judgments estimates and assumptions that impact the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year, however, the uncertainty about these assumptions and estimates could result in substantial adjustments to the carrying amount of asset or liability impacted in future periods.

In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the consolidated financial statements, as disclosed in the following notes to these financial statements:

●	Impairment: Notes 8.2,16.1, 17.1 and 17.2.

●	Inventories: inventory allowance: Note. 10.

●	Recoverable taxes: Expected realization of tax credits: Note. 11.

●	Fair value of derivatives and other financial instruments: Measurement of fair value of derivatives: Note 20.

●	Provision for legal proceedings: Record of provision for claims with likelihood assessed as probable loss, estimated with a certain degree of reasonability: Note 21.

●	Income tax and social contribution: Provisions based on reasonable estimates: Note 24.

●	Share-based payments: Estimate of fair value of operations based on a valuation model: Note 25.

●	Business combination and goodwill: estimates of fair value of assets and liabilities acquired in a business combination and resulting goodwill – Note 14.

●	Leasing operations: determination of the lease term, and incremental interest rate – Note 22.

7	Cash and cash equivalents

Cash and cash equivalents comprise the bank accounts, short-term, highly liquid investments, immediately convertible into known cash amounts, and subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, within 90 days, as of the date of investment.

	As of December 31,
	2019	2018
Cash and bank accounts - Brazil	67	52
Cash and bank accounts - Abroad (*)	3,024	-
Financial Investments - Brazil (**)	1,810	1,359
Financial Investments - Abroad (***)	125	-
	5,026	1,411

(*) On December 31, 2019, these refer to (i) funds from Éxito Group acquired on November 27, 2019, R$73 in Argentina, R$254 in Uruguay, and R$2,697 in Colombia.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

(**) On December 31, 2019, the financial investments correspond to the repurchase and resale agreements, yielded by the weighted average of 87.71% of CDI – Interbank Deposit Certificate (86.47% of CDI on December 31, 2018) and redeemable within terms less than 90 days, as of the date of investment, without losing income.

(***) Refers to funds invested abroad, of which R$20 are denominated in Argentinian pesos, R$4 are denominated in Uruguayan pesos and R$101 are denominated in Colombia pesos, as a result of the acquisition of Éxito, to according Note 14, maturing in 90 days or less and which are subject to an insignificant change in value.

8	Trade receivables

Trade receivables are initially recorded at the transaction amount, which corresponds to the sale value, and are subsequently measured according to the portfolio: (i) fair value through other comprehensive income, in the case of receivables from credit card companies and (ii) amortized cost, for other customer portfolio.

Credit losses on financial assets that are measured at amortized cost are deducted from carrying amount of the asset.

For financial instruments measured at fair value through other comprehensive income, credit losses are recorded in other comprehensive income instead of reducing the carrying amount of the asset.

At each reporting date, the Company evaluates if the financial assets recorded at amortized cost or fair value through other comprehensive income show any indication of impairment. A financial asset shows indication of impairment loss when there is one or more events with adverse impact on the estimated future cash flows of the financial asset.

The provision for expected losses from trade receivables measured at amortized cost is stated as a reducer of its accounting balance.

Trade receivables are considered bad debt and, therefore, written-off from the accounts receivable portfolio, when payment is not made after 180 days of the maturity date. At the end of each reporting period, the Company assesses whether assets or groups of financial assets were impaired.

		As of December 31,
	Note	2019	2018
Credit card companies	8.1	17	17
Credit card companies with related parties	12.1	10	-
Sales tickets and others		383	49
Trade receivables with related parties	12.1	21	38
Trade receivables with suppliers/slips		92	37
Allowance for doubtful accounts	8.2	(32)	(4)
		491	137

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

8.2	Credit card companies

The Company, through the cash management strategy, anticipates the amount receivable with credit card companies, without any right of recourse or related obligation and derecognizes the balance of trade receivables.

8.3	Allowance for doubtful accounts

	For the year ended December 31,
	2019	2018	2017
At the beginning of the year	(4)	(1)	(2)
Additions/reversals recorded in the year	-	(3)	1
Business combination	(28)	-	-
At the end of the year	(32)	(4)	(1)

Set forth below the breakdown of trade receivables by their gross amount by maturity period:

			Overdue
	Total	Due	Less than 30 days	Less than 60 days	Less than 90 days	> 90 days
2019	523	407	59	14	4	39
2018	141	127	2	-	12	-
2017	204	199	4	1	-	-

9	Other accounts receivable

		As of December 31,
	Note	2019	2018

Rental receivable - commercial galleries		71	5
Sales of real estate properties	9.1	101	-
Prepaid expenses		-	25
Others accounts receivable –Éxito Group		61	-
Others		10	4
		243	34
Current		206	34
Noncurrent		37	-

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

9.1	Sales of real estate properties

On December 13, 2019, the Company sold 7 stores through the Sale and Leaseback agreement executed with SPCV S.A., by signing the “Private Instrument of Real Property Purchase and Sale Commitment”. This transaction is in line with the asset monetization strategy of the Company and its parent company CBD. Sold stores were located in the States of São Paulo, Paraná, Tocantins, Alagoas, and Bahia. The total sale amount of this transaction was R$349, with 71% of the total sale amount received in 2019 and the remaining balance of R$101, will be paid in 2020. The parties executed lease agreements for each real property, on the closing date of the transaction, with a 20-year term, renewable for an equal period, ensuring the continuity of the Company’s operations in the real properties with sustainable financial conditions.

10	Inventories

Inventories are carried at average cost, including the storage and handling costs, to the extent these costs are necessary to bring inventories to their sale condition at stores, less bonuses received from suppliers or net realizable value, whichever is lower.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

Inventories are adjusted by an allowance for losses and damages, which is periodically reviewed and evaluated as appropriate. Bonuses received from suppliers are measured and recognized based upon executed contracts and agreements and recorded as cost of sales when the corresponding inventories are sold. Unrealized bonuses are presented as reducing the inventories at each balance sheet date.

	As of December 31,
	2019	2018
Stores	2,402	1,724
Distribution centers	404	545
Inventories –Éxito Group	2,255	-
Real estate inventories - Éxito Group	190	-
Allowance for losses on inventory obsolescence and damages (Note 10.2)	(61)	(34)
	5,190	2,235

10.1	Commercial agreements

The Company record rebates from vendors and the storage costs in the statement of income as the inventories that gave rise to the bonuses and the stored costs are realized. On December 31, 2019, the amount of unrealized bonus, as a reduction of inventory balance, totaled R$ 254 (R$ 255 on December 31, 2018 and R$188 on December 31, 2017).

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

10.2	Allowance for losses on inventory obsolescence and damage

	For the year ended December 31,
	2019	2018	2017
At the beginning of the year	(34)	(37)	(36)
Additions	(5)	-	(190)
Business combination	(22)	-	-
Write-offs	-	3	189
At the end of the year	(61)	(34)	(37)

11	Recoverable taxes

The Company records tax credit, when obtains internal and external factors as legal and market interpretations to conclude that it is entitled to these credits, including realization of the tax credit ICMS (Imposto Sobre Circulação de Mercadorias e Serviços) (State VAT) is recognized in cost of sale in the statement of operation. PIS (Programa de Integração Social) and COFINS (Contribuição para o Financiamento da Seguridade Social) (federal taxes on gross revenues) is recognized as a credit in the same account on which the credits are calculated.

The future realization of ICMS tax credits is based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations.

		As of December 31,
		2019	2018

State tax credits - ICMS	11.1	1,189	1,008
Provision of non-realization of ICMS VAT tax credits		-	(28)
Social Integration Program and Contribution for Social Security Financing PIS/COFINS	11.2	353	250
Social Security Contribution - INSS	11.3	27	29
Income Tax and Social Contribution (*)		410	6
Other		25	2
Other recoverable taxes - Éxito Group		77	-
Total		2,081	1,267
Current		1,119	338
Noncurrent		962	929

(*) includes Éxito Group.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

11.1	ICMS - State VAT tax credits

Since 2008, the Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. The referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from a manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, such that ICMS is fully owed to such State.

To supply its stores, the Company maintains distribution centers strategically located in certain states and the Federal District, which receive goods with the ICMS of the entire commercial chain already prepaid (by force of tax replacement) by suppliers or the Company and its subsidiaries, and then, goods are sent to locations in other States. This interstate remittance entitles the Company to a refund reimbursement of prepaid ICMS, the ICMS of commercial chain paid upon acquisition is converted into a tax credit to be refunded, pursuant to each State’s laws. The Company reassessed the realization of these credits and based on the amortization plan, the existing provision on December 31, 2017 was reversed.

The refund process requires evidence through tax documents and digital files of transactions made, entitling the Company to such a refund. Only after ratification by State tax authorities and/or the compliance with specific ancillary obligations aiming to support such evidence that credits can be used by the Company, which occur in periods after these are generated.

Since the number of items traded at the retail subject to tax replacement has been continuously increasing, the tax credit to be refunded by the Company and its subsidiaries have also grown. The Company has been realizing referred credits with authorization for immediate offset with those credits due in view of its operations, through the special regime, also other procedures regulated by state rules.

The Company understands that future realization of ICMS tax credits is probable based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations. The projections on the realization of ICMS balances are revised at least annually by the occasion of the annual strategic planning approved by the Company’s Board of Directors. Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the recoverability of ICMS tax credits.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

The expected recoverability of ICMS tax credits is demonstrated as follows:

Year	Value
Up to 1 Year	243
From 1 to 2 Years	210
From 2 to 3 Years	218
From 3 to 4 Years	217
From 4 to 5 Years	211
More than 5 Years	90
Total	1,189

11.2	PIS and COFINS credit

The Company records PIS and COFINS credits, when it obtains enough evidence to conclude that it is entitled to these credits. Evidence include (i) interpretation of tax legislation; (ii) internal and external factors as legal and market interpretations and; (iii) accounting evaluation about the matter.

11.3	STF Judgment– INSS and IPI

On August 21, 2020, the Brazilian Federal Supreme Court – STF rendered its judgment concluding that the levy of excise tax (“IPI”) over the exit of goods from importer to be resold in the domestic market is constitutional. Likewise, on August 28, 2020, the STF, in general repercussion, recognized to be constitutional the levy of social security contributions (INSS) over the constitutional one-third of the employees’ vacation period. The Company has been monitoring the progress of these issues, and jointly with its legal counsels, concluded that the elements up to date do not require a provision.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

12	Related Parties

12.1	Balances and related party transactions

	Assets Balance				Liabilities Balance
	Clients		Other Assets		Suppliers		Other Liabilities
	2019	2018	2019	2018	2019	2018	2019	2018
Controlling Shareholder
CBD	13	12	2	-	1	16	90	101
Casino	5	5	5	-	-	-	-	-
	18	17	7	-	1	16	90	101
Other related parties
Novasoc Comercial Ltda.	-	-	4	4	-	-	4	4
Compre Bem	2	-	11	-	-	-	-	-
Greenyellow	-	-	10	-	-	-	15	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	10	21	10	7	16	-	-	-
Puntos Colombia	-	-	29	-	-	-	43	-
Tuya	-	-	26	-	-	-	-	-
Others	1	-	-	-	-	-	-	(1)
	13	21	90	11	16	-	62	3
Total	31	38	97	11	17	16	152	104

	Transactions
	Purchases		Revenues (Expenses)
	2019	2018	2019	2018
Controlling Shareholder
CBD	1	7	(162)	(110)
Compre Bem	13	-	(3)	-
Puntos Colombia	-	-	(13)	-
Tuya	-	-	21	-
Greenyellow	-	-	1	-
Grupo Casino	-	-	2	-
Others	-	-	(3)	-
Total	14	7	(157)	(110)

The related-party transactions are represented by operations carried out according to prices, terms and conditions agreed upon the parties, namely:

(i) Casino: Agency Agreement entered into between CBD, the Company, and Groupe Casino Limited on July 25, 2016, as amended, to regulate the rendering of global sourcing services (global suppliers prospecting and purchasing intermediation) by Casino and reimbursed by Groupe Casino Limited to the Company to recover the reduced gain margins due to Company’s promotions at its stores. Agreement executed between CBD, the Company, and Casino International S.A. on December 20, 2004, as amended, for the Company’s representation in the business negotiation of products to be acquired by the Company with international suppliers.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

(ii) Purchase Agreement: entered into the CBD, the Company, and E.M.C. Distribution Limited on June 6, 2019, to import food and non-food products (except for perishables and wine) for resale at stores, through purchase orders request, on a non-exclusive basis.

(iii) Puntos Colombia: Loyalty Program for Éxito’s customers. Balance related to the redemption of points and other services.

(iv) Tuya: Éxito’s financial investee. Balance related to participation in business collaboration agreements and expense reimbursement, rebate coupons, and others.

(v) FIC: execution of business agreements to regulate the rules that promote and sell financial services offered by FIC at the Company’s stores to implement a financial partnership between the Company and Itaú Unibanco Holding S.A. (“Itaú”) in the partnership agreement, namely: (i) banking correspondent services in Brazil; (ii) indemnification agreement in which FIC undertook to hold the Company harmless from losses incurred due to services; FIC and the Company mutually undertook to indemnify each other due to contingencies under their responsibility; and (iii) agreement concerning the Company’s provision of information and access to systems to FIC, and vice-versa, in order to offer services.

(vi) Greenyellow: (a) agreement with the Company to set the rules for the lease and maintenance of photovoltaic system equipment by Greenyellow at ASSAÍ stores; and (b) contracts with the Company for the purchase of energy sold on the free market.

(vii) CBD and Novasoc: these comprise the amounts deriving from the use of shared services center, such as treasury, accounting, legal, and others.

12.2	Management compensation

Expenses referring to the statutory executive board compensation recorded in the Company’s statement of operation in the year ended December 31, 2019, totaled R$23 (R$19 on December 31, 2018 and R$21 on December 31, 2017), as follows:

	Base Salary	Variable Compensation	Stock option plan	Total
2019	15	8	6	29
2018	9	10	5	24
2017	10	11	4	25

The stock option plan refers to the Company’s executives holding CBD shares and this plan has been treated in the Company’s statement of operations, related expenses are allocated to the Company and recorded in the statement of operations against capital reserve – stock options in shareholders’ equity. There are no other short-term or long-term benefits granted to the members of the Company’s Management.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

13	Investments in associate entities

13.1	Basis of consolidation

13.1.1	Interest in subsidiaries and associates

The table below sets forth the details of the subsidiaries and associates of Sendas Distribuidora as of December 31, 2019:

			Interest in subsidiaries - %
			2019
Groups	Companies	Country	Direct	Indirect
Éxito	Almacenes Éxito S.A. (“Éxito”)	Colombia	96.57	-
(Acquired on 11/27/2019)	Éxito Industrias S.A.S.	Colombia	-	94.59
	Fideicomiso Lote Girardot	Colombia	-	96.57
	Éxito Viajes y Turismo S.A.S.	Colombia	-	49.25
	Almacenes Éxito Inversiones S.A.S. (Móvil Éxito)	Colombia	-	96.57
	Gemex O & W S.A.S.	Colombia	-	96.57
	Marketplace Internacional Éxito y Servicios S.A.S. (MPI)	Colombia	-	96.57
	Logística, Transporte y Servicios Asociados S.A.S. (LTSA)	Colombia	-	96.57
	Depósitos y Soluciones Logísticas S.A.S.	Colombia	-	96.57
	Patrimonio Autónomo Iwana	Colombia	-	49.25
	Patrimonio Autónomo Viva Malls	Colombia	-	49.25
	Patrimonio Autónomo Viva Sincelejo	Colombia	-	25.12
	Patrimonio Autónomo Viva Villavicencio	Colombia	-	25.12
	Patrimonio Autónomo San Pedro Etapa I	Colombia	-	25.12
	Patrimonio Autónomo Centro Comercial	Colombia	-	25.12
	Patrimonio Autónomo Viva Laureles	Colombia	-	39.40
	Patrimonio Autónomo Viva Palmas	Colombia	-	25.12
	Patrimonio Autónomo Centro Comercial Viva	Colombia	-	44.33
	Spice investment Mercosur	Uruguay	-	96.57
	Larenco S.A.	Uruguay	-	96.57
	Geant Inversiones S.A.	Uruguay	-	96.57
	Lanin S.A.	Uruguay	-	96.57
	5 HermYears Ltda.	Uruguay	-	96.57
	Sumelar S.A.	Uruguay	-	96.57
	Raxwy Company S.A.	Uruguay	-	96.57
	Supermercados Disco del Uruguay S.A.	Uruguay	-	60.35
	Maostar S.A.	Uruguay	-	30.18
	Ameluz S.A.	Uruguay	-	60.35
	Fandale S.A.	Uruguay	-	60.35
	Odaler S.A.	Uruguay	-	60.35
	La Cabaña S.R.L.	Uruguay	-	60.35
	Ludi S.A.	Uruguay	-	60.35
	Semin S.A.	Uruguay	-	60.35
	Randicor S.A.	Uruguay	-	60.35
	Setara S.A.	Uruguay	-	60.35
	Hiper Ahorro S.R.L.	Uruguay	-	60.35
	Ciudad del Ferrol S.C.	Uruguay	-	59.14
	Mablicor S.A.	Uruguay	-	30.78
	Tipsel S.A.	Uruguay	-	96.57
	Tedocan S.A.	Uruguay	-	96.57
	Vía Artika S. A.	Uruguay	-	96.57
	Grupo Disco del Uruguay S.A.	Uruguay	-	60.35
	Devoto HermYears S.A.	Uruguay	-	96.57
	Mercados Devoto S.A.	Uruguay	-	96.57
	Geant Argentina S.A.	Argentina	-	96.57
	Libertad S.A.	Argentina	-	96.57
	Onper Investment 2015 S.L	Spain	-	96.57
	Spice España de Valores AmericYears S.L.	Spain	-	96.57
	Marketplace Internacional Éxito S.L	Spain	-	96.57
	Carulla Vivero Holding Inc.	British Virgin Island	-	96.57
	Gelase S. A.	Belgium	-	96.57

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

13.2	Associates

Investments in associates are accounted for under the equity method when the Company exercises significant influence, but does not have control over these associates, as (a) it is part of the shareholders’ agreement, appointing certain officers and having voting rights in certain relevant decisions; and (b) it has power to participate in the operational and financial decisions. The associate is Tuya, a financial investee from Éxito, which holds a 50% stake. Associates have no restriction on transfer resources to the Company, for example, in the form of dividends.

	Tuya	Cdiscount	Puntos Colombia
	2019	2019	2019
Current Assets	3,943	3,271	160
Noncurrent Assets	100	2,587	31
Total Assets	4,043	5,858	191

Current Liabilities	1,426	5,819	177
Noncurrent Liabilities	2,146	867	11
Shareholders’ Equity	471	(828)	3
Total Liabilities and shareholders’ equity	4,043	5,858	191

	2019	2019	2019
Statement of operations:

Revenues	698	9,689	51
Operating results	87	(24)	(2)
Net income for the year	(14)	(288)	(8)

13.3	Breakdown of investments and rollforward

	Tuya	Cdiscount	Puntos Colombia	Total
Balance as of December 31, 2018	-	-	-	-
Equity	(19)	-	2	(17)
Business combination	317	11	-	328
Equity on other comprehensive income	9	-	-	9
Balance as of December 31, 2019	307	11	2	320

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

14	Business combination and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value on the acquisition date, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree at fair value or at the proportional interest in the acquiree’s identifiable net assets. The acquisition related costs are expensed as incurred in statement of operation.

When the Company acquires a business, it assesses the assets acquired and liabilities assumed for the appropriate classification and designation in accordance with contractual terms, economic circumstances and relevant conditions at the acquisition date. This includes the segregation of any embedded derivatives identified in the agreements or contracts of the acquiree.

Any contingent consideration is recognized at fair value on the acquisition date as part of the business combination. Subsequent changes in the fair value of any contingent consideration classified as an asset or a liability that is a financial instrument is recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previously held interest in the acquiree. If the fair value of the net assets acquired is in excess of the aggregated consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to the cash generating unit that are expected to benefit from the business combination, regardless of whether other assets or liabilities of the acquiree are assigned those units.

When goodwill is part of a cash-generating unit and part of the operation of this unit is sold, the goodwill related to the part is included in the carrying amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation to the total of the cash-generating unit which was retained.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

14.1	Acquisition of Éxito Group – Colombia

On June 26, 2019, Sendas’ ultimate controlling shareholder, Casino, submitted a recommendation at a meeting of the Board of Directors of CBD to streamline Casino’s structure in Latin America, significantly improve governance and increase the base of potential investors.

At the time of the Éxito Acquisition, Éxito was a publicly-held company located in Colombia, with Casino as its controlling shareholder. Casino tendered all of its shares of Éxito (representing a 55.3% equity interest in Éxito) to Sendas in the public tender offer.

On July 23, 2019, CBD released a material fact announcing that CBD’s Board of Directors, based on a favorable recommendation of the Independent Special Committee and within the price interval originally recommended by CBD’s board of executive officers, authorized the Company to launch an all-cash tender offer (“OPA”) to acquire 100% of Éxito’s shares, at the price of 18,000 Colombian pesos per share (corresponding to R$21.68 on the date of acquisition).

The transaction also involved the acquisition by Casino of Éxito’s indirect equity interest in CBD at the price of R$113 Reais per share, which was approved on September 12, 2019, by the Board of Directors and Éxito’s general shareholders’ meeting.

Since the Company was exposed to Colombian pesos (“COP”) during the tender offer, on July 24, 2019, the finance committee approved a cash flow hedge, via NDFs (Non-Deliverable Forward) to mitigate such exposure (see Note 20).

On November 27, 2019, the OPA was concluded and Sendas became the controlling shareholder of Éxito holding a 96.57% interest in Éxito’s capital stock. The OPA resulted in a cash payment of 7,780 billion Colombian pesos (corresponding to R$9.5 billion, considering the exchange rate as of December 31, 2019). Before the settlement of OPA, Casino’s subsidiaries acquired all the shares issued by CBD held directly and indirectly by Éxito by the price, net of debt, of US$1,161 million (corresponding to R$4.9 billion based on the exchange rate of the date of transaction).

Business combinations under common control are not under the scope of IFRS 3, Business Combinations (“IFRS 3”). IFRS gives no guidance on the accounting for these types of transactions but requires that entities develop an accounting policy for them. The Company opted to apply the acquisition method of accounting following the guidance of IFRS 3 as it has concluded that the acquisition of Éxito ha a commercial substance. This is because the acquisition price was offered through a public tender offer in cash, in which the same price was offered and paid to all the holders of Éxito shares, including Casino.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

Context of the acquisition

Éxito Group operates more than 650 stores in Colombia, Uruguay, and Argentina, in addition to shopping malls, having also a significant investment in a loyalty and financial company, in addition to its own brands with successful participation in the respective markets.

The Company started consolidating Éxito Group upon obtaining control, consolidating one month of the profit or losses in the statement of operations. Net sales revenue were R$2,150 in this period, and net income was R$71 for this period. Had Éxito Group been consolidated as of January 1, 2019, the contribution to the statement of operations, would have been R$18,388 on net sales revenue and R$178 on net income.

Determination of the consideration transferred in the acquisition

The cash consideration has been adjusted for the dividends received related to the year of 2018 and the effect of the cash flow hedge entered into to hedge the exposure on changes in foreign exchange rates, as shown below.

As of December 31, 2019
Cash consideration	9,268
Cash flow hedge effect	145
9,413
Dividends received related to 2018	(42)
Total cash consideration transferred	9,371

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

Fair values of identifiable assets acquired and liabilities assumed

The fair value of identifiable assets acquired and liabilities assumed from Éxito, on the date of the business combination, are as follows:

Fair value as of November 27, 2019
Assets
Cash and cash equivalents	6,062
Trade receivables, net	416
Inventories, net	2,765
Recoverable taxes	477
Other current assets	349
Deferred income tax and social contribution	1,353
Related parties	137
Other noncurrent assets	111
Investments in associates	326
Investment properties	2,972
Property and equipment, net	8,496
Intangible assets, net	3,009
26,463
Liabilities
Payroll and related taxes	283
Trade payables, net	4,545
Taxes and contributions payable	219
Borrowings and financing	2,546
Lease liabilities	277
Other current liabilities	998
Noncurrent borrowings and financing	2,060
Deferred income tax and social contribution	2,100
Provisions for legal proceedings	103
Noncurrent –lease liabilities	1,540
Other noncurrent liabilities	28
14,699
Net assets	11,764
(-) Attribute to non-controlling interest	(2,558)
Net assets	9,206

a)	Tradename – These includes the brands Surtimax, Super Inter, Surti Mayorista, Viva, Frescampo, Éxito and Carulla in Colombia, Libertad brand in Argentina and Disco in Uruguay. In addition, it also includes the brands Éxito, Bronzini, Frescampo, Ekono, Arkitect and Carulla. Tradenames have an indefinite useful life.

b)	Investment properties and real estate properties –Éxito Group has real estate assets in galleries and shopping malls for the purpose of being leased. Such assets have high commercial relevance and they are located in prime areas.

c)	Tuya investment – fair value was estimated using the incoming approach method; and

d)	Leases liabilities – Lease liabilities were re-measured using the incremental borrowing rate at the date of acquisition.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

Goodwill identified

The Company recorded a residual goodwill of R$165; which has been determined as follows:

Fair value of net assets acquired	11,764
(-) Fair value of non-controlling interest	(2,558)
9,206
Total consideration transferred for the acquisition of Éxito Group	9,371
Goodwill resulting from acquisition of Éxito Group	165

Goodwill is disclosed in the balance sheet as intangible assets and it is not deductible for tax purposes, except on the sale of the investment. See Note 17.1.

The acquisition related cost was R$124 and is recognized in “other operating expenses” (Note 28).

15	Investment Properties

Investment properties are measured at historical cost, including transaction costs, net of accumulated depreciation, and/or impairment losses, if any. The cost of investment properties acquired in a business combination is calculated by fair value, pursuant to IFRS 3 – Business combination.

Investment properties are written-off when sold or when they are no longer used and no future economic benefit is expected from its sale. An investment property is also transferred when there is an intention to sell, in this case, it is classified as non-current assets held for sale. The difference between the net amount obtained from the sale and the asset’s carrying amount is recognized in the statement of operations for the year in which the asset is disposed of.

The investment properties of the Company correspond to commercial areas and plots of land held for income generation or price future appreciation.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

The fair value of investment properties is measured based on the third parties’ valuation.

	As of December 31, 2018	Additions	Depreciation	Business combinations	Currency translation adjustment	Transfers	As of December 31, 2019
Land	-	2	-	643	11	-	656
Buildings	-	10	(4)	2,320	44	15	2,385
Construction In Progress	-	-	-	10	-	-	10
Total	-	12	(4)	2,973	55	15	3,051

	As of December 31, 2019
	Historical Cost	Accumulated Depreciation	Residual value
Land	656	-	656
Buildings	2,400	(15)	2,385
Construction in Progress	10	-	10
Total	3,066	(15)	3,051

During December 2019, the net result generated by investment properties owned by Éxito Group are as follows:

As of December 31, 2019
Lease Revenue	31
Operating expenses related to investment properties that generate revenues	(4)
Operating expenses related to investment properties that do not generate revenues	(12)
Net revenue generated by investment properties	15

As of December 31, 2019, the fair value of investment properties was only comprised of balances of Éxito Group amounting R$3,051.

16	Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. The cost includes the acquisition amount of equipment and borrowing costs for long-term construction projects if recognition criteria are observed. When significant components of property and equipment are replaced, these components are recognized as individual assets, with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized as the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the statement of operations for the year as incurred.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

Asset Category	Average annual depreciation rate in %
Buildings	2.50
Leasehold improvements	4.17
Machinery and equipment	16.68
Facilities	6.92
Furniture and appliances	11.39

Property and equipment items and eventual significant amounts are written-off upon sale or when there is no expectation of future economic benefits deriving from their use or sale. Any gains or losses resulting from disposals of assets are included in the statement of operations for the year.

The residual value, the useful life of assets, and methods of depreciation are reviewed at the end of each fiscal year, and adjusted prospectively, where applicable. The Company reviewed the useful life of property and equipment in 2019 and no significant changes were deemed necessary.

Interest on borrowings and financing directly attributable to the acquisition, construction of an assets, that requires a substantial period of time to be completed for its intended use or sale (qualifying asset), are capitalized as part of the cost of respective assets during its construction phase. From the date that the asset is placed in operation, capitalized costs are depreciated over the estimated useful life of the asset.

16.1	Impairment of non-financial assets

The Company tests its non-financial assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s or cash-generating unit recoverable amount is defined as the asset’s fair value less cost to sell or its value in use, whichever is higher.

If the carrying amount of an asset or cash-generating units exceeds its recoverable value, the asset is considered impaired and an impairment loss is recorded to adjust the carrying amount of the asset or cash-generating unit to its recoverable value. When assessing the recoverable value, the estimated future cash flow is discounted to the present value, using a discount pre-tax rate, which represents the Company’s weighted average cost of capital to reflect current market valuations as to the time value of money and asset’s specific risks. The impairment test of intangible assets’ useful life including goodwill is described in Note 17.

Impairment losses are recognized in the statement of operations in categories of expenses consistent with the function of the respective impaired asset. The impairment loss previously recognized is only reversed if there has been a changed in the assumptions used to determine the recoverable amount since the last impairment loss was recognized.

16.1.1	Impairment test of stores operating assets

An impairment assessment is performed on operating assets (property and equipment) and intangible assets (such as Commercial rights) directly attributable to stores, as follows:

●	Step 1: the book value of properties in rented stores was compared to a sales multiple (35%) representing transactions between retail companies. Stores for which the multiple of sales was lower than their book value and owned stores, a more detailed test is made, as described in Step 2 below.

●	Step 2: The Company considered the highest value between: a) the discounted cash flows of stores using sales growth average of 4.5% in 2019 (6.0% in 2018) for period exceeding the next five years and a discount rate of 8.7% in 2019 (9.8% in 2018) and; b) appraisal reports drawn up by independent experts for own stores.

The Company assessed if any of its long-lived assets were impaired at December 31, 2019 and concluded that the recognition of an impairment loss was not needed.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

16.2	Property and equipment rollforward

	As of December 31, 2017	Additions	Remeasurement	Write -off	Depreciation	Transfers and others (*)	As of December 31, 2018	Additions	Business combination	Remeasurement	Write -off	Depreciation	Transfers and others (**)	Currency translation adjustment	As of December 31, 2019
Land	261	45	-	-	-	42	348	76	2,277	-	-	-	25	40	2,766
Buildings	437	170	-	(3)	(13)	(8)	583	231	2,935	-	-	(25)	56	49	3,829
Improvements	1,346	421	-	(30)	(95)	91	1,733	553	334	-	(302)	(123)	12	-	2,207
Equipment	351	142	-	(8)	(69)	-	416	232	672	-	(20)	(93)	25	10	1,242
Facilities	178	57	-	(3)	(15)	4	221	66	64	-	(1)	(20)	2	(2)	330
Furniture and appliances	169	79	-	(5)	(26)	9	226	81	300	-	(8)	(40)	36	6	601
Constructions in progress	43	52	-	(12)	-	(44)	39	69	154	-	(3)	-	(122)	3	140
Others	28	11	-	-	(10)	-	29	4	6	-	-	(11)	14	-	42
Subtotal	2,813	977	-	(61)	(228)	94	3,595	1,312	6,742	-	(334)	(312)	48	106	11,157
Lease – right of use:
Buildings	901	210	52	(13)	(97)	-	1,053	670	1,727	138	(28)	(140)	(3)	32	3,449
Equipment	11	-	-	-	(4)	-	7	15	25	-	-	(5)	(1)	2	43
Land	-	-	-	-	-	-	-	-	3	-	-	-	-	-	3
Subtotal	912	210	52	(13)	(101)	-	1,060	685	1,755	138	(28)	(145)	(4)	34	3,495
Total	3,725	1,187	52	(74)	(329)	94	4,655	1,997	8,497	138	(362)	(457)	44	140	14,652

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

	As of December 31,
	2019			2018
	Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
Land	2,766	-	2,766	348	-	348
Buildings	4,034	(205)	3,829	669	(86)	583
Improvements	3,023	(816)	2,207	2,112	(379)	1,733
Equipment	2,326	(1,084)	1,242	668	(252)	416
Facilities	477	(147)	330	275	(54)	221
Furniture and appliances	1,163	(562)	601	326	(100)	226
Constructions in progress	140	-	140	39	-	39
Others	110	(68)	42	70	(41)	29
	14,039	(2,882)	11,157	4,507	(912)	3,595
Financial lease				-	-
Buildings	4,198	(749)	3,449	1,533	(478)	1,055
Equipment	92	(49)	43	52	(47)	5
Land	6	(3)	3	-	-	-
	4,296	(801)	3,495	1,585	(525)	1,060
Total Property and Equipment	18,335	(3,683)	14,652	6,092	(1,437)	4,655

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

16.3	Guarantees

At December 31, 2019 and 2018, the Company had collateralized property and equipment items in relation to certain legal claims, as disclosed in Note 21.5.

16.4	Capitalized borrowing costs

The capitalized borrowing costs for the year ended December 31, 2019 were R$11 (R$12 on December 31, 2018 and R$8 on December 31, 2017). The rate used for the capitalization of borrowing costs was 136.11% (101.78 on December 31, 2018 and 101.66% on December 31, 2017) of CDI, corresponding to the effective interest rate of loans taken by the Company.

16.5	Additions to property and equipment for cash flow presentation purpose are as follows:

	2019	2018

Additions (i)	1,997	1,187
Leases	(685)	(210)
Capitalized interest	(11)	(12)
Financing of property and equipment - Additions (ii)	(1,217)	(921)
Financing of property and equipment - Payments (ii)	1,273	863
Total	1,357	907

(i)	Additions relate to the acquisition of operating assets, purchase of land and buildings to expansion activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

(ii)	The additions to property and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

16.6	Other information

On December 31, 2019, the Company recorded in the cost of sales and services the amount of R$24 (R$10 on December 31, 2018), relating to the depreciation of machinery, building and facilities of distribution centers.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

17	Intangible Assets

Intangible assets acquired separately are measured at cost upon initial recognition, less amortization, and eventual impairment losses, if any. Internally generated intangible assets, excluding capitalized software development costs, are recognized as expenses when incurred.

Intangible assets mainly consist of software acquired from third parties and software developed for internal use and commercial rights (stores rights of use), customer list and brands.

Intangible assets with definite useful lives are amortized using the straight-line method. The amortization period and method are reviewed, at least, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimate.

Software development costs recognized as assets are amortized over their defined useful life (5 to 10 years). The weighted average rate is 10.96%, and amortization starts when they become operational.

Intangible assets with indefinite useful lives are not amortized but tested for impairment at the end of each reporting period or whenever there are indications that their carrying amount may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains appropriate. Otherwise, the useful life is changed prospectively from indefinite to definite.

When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss is recognized in the statement of operations in the year the asset is derecognized.

	As of January 1, 2018	Additions	Amortizations	Transfer (*)	As of December 31, 2018	Additions	Business combination	Amortizations	Exchange rate changes	As of December 31, 2019
Goodwill	618	-	(2)	-	616	-	165	-	4	785
Software	51	17	(10)	3	61	28	60	(15)	1	135
Commercial rights	41	24	-	232	297	24	1	(8)	-	314
Tradename	39	-	-	-	39	-	2,949	-	66	3,054
	749	41	(12)	235	1,013	52	3,175	(23)	71	4,288

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

	As of December 31,
	2019			2018
	Historical cost	Accumulated amortization	Net amount	Historical cost	Accumulated amortization	Net amount

Goodwill	1,038	(253)	785	871	(255)	616
Software	318	(183)	135	93	(32)	61
Commercial rights	322	(8)	314	297	-	297
Tradename	3,054	-	3,054	39	-	39
Total Intangible Assets	4,732	(444)	4,288	1,300	(287)	1,013

17.1	Impairment test of intangible assets with an indefinite useful life, including goodwill

The impairment test of intangible assets uses the same practices described in Note 16.

For impairment testing purpose, goodwill, and banners acquired through business combinations and licenses with indefinite lives were allocated to cash-generating units.

The recoverable value is calculated using the value in use based on estimated cash flow based on financial budgets approved by Board of Directors for the next three years. The discount rate used on cash flow projections was 8.4% (10.1% in 2018), and the cash flows exceeding the three-year period are extrapolated using a 4.5% growth rate (6.0% in December 31, 2018).  Based on this analysis no impairment charges were recorded.

The Company reassessed its impairment analysis on December 31, 2019, and did not identify any significant indicators of impairment due to current events occurring after the balance sheet date, including COVID-19. See considerations in relation to the effects of COVID-19 pandemic in Note 1.2.

17.1.1	Sensitivity analysis

Based on a probable scenario, a sensitivity analysis was made for 0.5 percentage points increase/decrease in the discount rate and growth rate, whereas in any analysis result, the segment’s cash flow value exceeds its carrying amount. As a result of this analysis, there was no need to record a provision for impairment relating to these assets.

17.2	Commercial rights

Commercial rights are the right to operate stores, which refers to the rights acquired or allocated in business combinations.

According to the Management’s understanding, commercial rights are considered recoverable, either through the expected cash flows of the related store or the sale to third parties.

Commercial rights with a defined useful life are tested using the same assumptions for the Company’s impairment test, following the term of use of these assets.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

18	Trade payables, net

		As of December 31,
	Note	2019	2018
Product suppliers		9,250	3,564
Service providers		573	417
Bonuses from suppliers	18.2	(53)	(374)
Total		9,770	3,607

18.1	Agreements among suppliers, the Company, and banks

The Company entered into certain agreements with financial institutions in order to allow suppliers to use the Company’s lines of credit, and to anticipate receivables arising from the sale of goods and services, the Company.

These transactions were assessed by management that determined that they have commercial characteristics, since there are no changes to the original terms of the receivables in relation to price and / or terms, including financial charges. The anticipation is also solely at the suppliers’ discretion.

The Company also has commercial transactions increasing payment terms, as part of its commercial activities, without financial charges.

18.2	Bonuses from suppliers

These include bonuses and discounts from suppliers. These amounts are defined in agreements and include amounts referring to discounts by volume of purchases, joint marketing programs, freight reimbursements, and other similar programs. Settlement occurs by offsetting payable to suppliers, according to conditions foreseen in the supply agreements.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

19	Borrowings and financing

19.1	Debt breakdown

	Weighted	As of December 31,
	Average Rate	2019	2018
Current
Debentures and promissory note
Debentures		1,189	-
Borrowing costs		(33)	-
		1,156	-
Borrowings and financing in domestic currency
BNDES	3.99% per year	7	7
Working capital	TR+9.8% per year	14	14
Borrowing cost		(3)	-
Total domestic currency		18	21
In foreign currency
Working capital	USD + 4.33%	-	380
Working capital	IBR3M + 2%	287	275
Swap contracts	IBR3M + 2%	(18)	(43)
Total foreign currency		269	612
Total current		1,443	633

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

	Weighted	As of December 31,
	Average Rate	2019	2018
Noncurrent
Debentures and promissory note
Debentures		6,773	-
Borrowing cost		(46)	-
		6,727	-
Borrowings and financing in domestic currency
BNDES	3.99% per year	16	23
Working capital	TR+9.8% per year	70	81
Working capital	CDI + 1.12% per year	500	-
Swap contracts	101.88% of CDI	(10)	(9)
Borrowing cost		(10)	(2)
Total domestic currency		566	93
In foreign currency
Working capital	IBR3M + 2%	46	-
Borrowing cost		(1)	-
Total foreign currency		45	-
Total noncurrent		7,338	93
Total		8,781	726

Current assets		29	43
Noncurrent assets		11	9
Current liabilities		1,472	676
Noncurrent liabilities		7,349	102

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

19.2	Rollforward

Balance as of January 1, 2018	471
Additions	417
Accrued interest	30
Swap contracts	(50)
Mark-to-Market	10
Exchange rate and monetary variation	63
Interest amortization	(24)
Principal amortization	(175)
Swap amortization	(7)
IFRS 16 - related adjustment	(9)
Balance as of December 31, 2018	726
Additions	9,395
Accrued interest	246
Swap contracts	(16)
Mark-to-market	(46)
Exchange rate and monetary variation	(30)
Borrowing cost	21
Interest amortization	(116)
Principal amortization	(6,102)
Swap amortization	95
Companies acquisition	4,527
Exchange rate changes	81
Balance as of December 31, 2019	8,781

19.3	Schedule of noncurrent maturities

Maturity
From 1 to 2 years	2,093
From 2 to 3 years	2,091
From 3 to 4 years	2,770
From 4 to 5 years	217
After 5 years	223
Total	7,394
Borrowing Cost	(56)
Total	7,338

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

19.4	Debentures and promissory notes

		Issued	Outstanding Debentures	Date		Annual financial	Unit price
	Type	amount	(units)	Issuance	Maturity	charges	(in Reais)	2019
First Issue of Promissory Notes - 1st series	non-preemptive right	50	1	07/04/2019	07/03/2020	CDI + 0.72% p.a.	51.537.614	52
First Issue of Promissory Notes - 2nd series	non-preemptive right	50	1	07/04/2019	07/05/2021	CDI + 0.72% p.a.	51.537.614	52
First Issue of Promissory Notes - 3rd series	non-preemptive right	50	1	07/04/2019	07/04/2022	CDI + 0.72% p.a.	51.537.614	52
First Issue of Promissory Notes - 4th series	non-preemptive right	250	5	07/04/2019	07/04/2023	CDI + 0.72% p.a.	51.537.614	258
First Issue of Promissory Notes - 5th series	non-preemptive right	200	4	07/04/2019	07/04/2024	CDI + 0.72% p.a.	51.537.614	206
First Issue of Promissory Notes - 6th series	non-preemptive right	200	4	07/04/2019	07/04/2025	CDI + 0.72% p.a.	51.537.614	206
First Issue of Debentures- 1st series	non-preemptive right	2.000	2.000.000	09/04/2019	08/20/2020	CDI + 1.60% p.a.	500	1,001
First Issue of Debentures - 2nd series	non-preemptive right	2.000	2.000.000	09/04/2019	08/20/2021	CDI + 1.74% p.a.	1.022	2,044
First Issue of Debentures - 3rd series	non-preemptive right	2.000	2.000.000	09/04/2019	08/20/2022	CDI + 1.95% p.a.	1.023	2,045
First Issue of Debentures - 4th series	non-preemptive right	2.000	2.000.000	09/04/2019	08/20/2023	CDI + 2.20% p.a.	1.024	2,046
Borrowing Cost								(79)
								7,883
Current liabilities								1,156
Noncurrent liabilities								6,727

The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

In the third quarter of 2019, the Company conducted its 1st issue of promissory notes in 6 series, with par value from R$50 to R$250 and a total of R$800.

During this period, the Company also conducted its 1st issue of non-convertible debentures, in four series, with a par value of R$2,000 each, and 1-4 years maturity term, totaling R$8,000. These funds were used to finance the acquisition of Éxito’s shares connected with the proposal for restructuring operations in Latin America, as disclosed in Note 14.

19.5	Borrowings in foreign currencies

On December 31, 2019, the Company has loan in foreign currencies (US dollar) to strengthen its the working capital, maintaining its cash strategy, lengthening its indebt profile and make investments.

19.6	Guarantees

The Company has signed promissory notes for some loan agreements.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

19.7	Swap contracts

The Company uses swap operations for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these liabilities for Real linked to CDI (floating) interest rates. These agreements have the same debt term and protect the interest rates and principal and are signed with the same due dates and in the same economic group. The annual weighted average rate in December 2019 was 5.96% of CDI (6.42% on December 31, 2018).

19.8	Line of credit

The Company entered into credit facility agreements totaling R$ 400. These agreements were executed pursuant to conditions and practiced by the market and are effective for 2020.

19.9	Financial covenants

In connection with the debentures and promissory notes issued and part of loan operations denominated in foreign currencies, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s consolidated financial statements drawn up in accordance with the accounting practices adopted in Brazil, as follows: (i) net debt (debt less cash equivalents and trade receivables) should not exceed shareholders’ equity; and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. On December 31, 2019, the Company was compliant with these ratios.

Also, the instrument of the 1st issue of the Company’s debentures provides for a restrictive covenant that determines limits for distribution of dividends above the legal minimum and higher indebtedness for the acquisition of other entities.

The Company has been complying with all restrictive covenants, and, over the last three years ended on December 31, 2019, no event occurred that would require the Company to accelerate the payment of its debts.

19.10	Cash flow hedge

The Company used NDF – Non-Deliverable Forward agreements to hedge against COP/BRL exchange rate variation due to the corporate restructuring in Latin America described in Note 14.1. The NDFs agreements were designated for cash flow hedge and already concluded on December 31, 2019. The effect of this transaction is in the consideration paid in the Éxito Group acquisition.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

19.11	Loan agreement denominated in domestic currency

On April 24, 2020, the Company entered into a loan agreement denominated in domestic currency in the amount of R$250. The agreement matures on April 25, 2022, with an annual payment of interest rates.

On June 29, 2020, the Company entered into a loan agreement denominated in domestic currency in the amount of R$150. The agreement matures on June 20, 2022, with an annual payment of interest rates.

19.12	Receivables of Éxito’s dividends

The Shareholders’ Meeting of Éxito held on March 19, 2020, approved the payment of dividends in the amount of R$1.3 billion, received by Sendas Distribuidora in April 2020 and fully allocated to the amortization of debt relating to the Éxito Group acquisition.

20	Financial instruments

Financial assets are recognized when the Company assumes contractual rights of receiving cash or other financial assets of agreements to which it is a party. Financial assets are derecognized when the rights to receive cash linked to the financial asset expire or risks and benefits were substantially transferred to third parties. Assets and liabilities are recognized when rights and/or obligations are retained by the Company.

Financial liabilities are recognized when the Company assume contractual liabilities for settlement in cash or assumption of third-party obligations through a contract to which it is a party. The financial liabilities are initially recognized at fair value and derecognized when settled, extinguished, or expired.

Purchases or sales of financial assets requiring delivery of assets within a term defined by regulation or agreement in the market (negotiations under normal conditions) are recognized on the trade date, i.e., on the date the Company undertakes to buy or sell the asset.

20.1	Classification and measurement of financial assets and liabilities

Pursuant to IFRS 9, on initial recognition, a financial asset is classified as measured: at amortized cost, at fair value through other comprehensive income or at fair value through income. The classification of financial assets pursuant to IFRS 9 is usually based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Embedded derivatives in which the main contract is a financial asset within the scope of the standard are never split. Instead, the hybrid financial instrument is assessed for classification as a whole.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at fair value through income:

●	it is maintained in a business model whose objective is to keep financial assets to receive contractual cash flows; and

●	its contractual terms generate, on specific dates, cash flows related to the payment of principal and interest on the outstanding principal amount.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

A debt instrument is measured at fair value through other comprehensive income, if it meets both of the following conditions and is not designated as measured at fair value through income:

●	it is maintained in a business model whose objective is achieved both by receipt of contractual cash flows and sale of financial assets; and

●	its contractual terms generate, on specific dates, cash flows related to the payment of principal and interest on the outstanding principal amount.

At the initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably opt to report subsequent alterations in the fair value of investment under other comprehensive income. This option is made on each individual investment.

All financial assets not classified as measured at amortized cost or at fair value through other comprehensive income, as described above, are classified as fair value through income. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost, at fair value through other comprehensive income or fair value through income if this significantly eliminates or reduces an accounting mismatch that otherwise would arise (option of fair value available in IFRS 9).

A financial asset (unless these are trade receivables without a significant financing component which is firstly measured by the price of the transaction) is initially measured by fair value, accrued, for an item not measured at fair value through income of transaction costs which are directly attributable to its acquisition.

●	Financial assets measured at fair value through income: These assets are subsequently measured at fair value. The net result, including interest rates or dividend income, is recognized in the statement of operations.

●	Financial assets at amortized cost: These assets are subsequently measured at amortized cost applying the effective interest rate method. The amortized cost is reduced by impairment losses. Interest income, exchange gains, and losses are recognized in the statement of operations. Any gain or loss in derecognition is recognized in the statement of operations.

●	Financial assets at fair value through other comprehensive income: These assets are subsequently measured at fair value. Interest income calculated adopting the effective interest rate method, exchange gains, and losses and impairment losses are recognized in the statement of operations. Other net results are recognized in other comprehensive income. In derecognition, the result accumulated in other comprehensive income is reclassified to the statement of operations.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

20.2	Derecognition of financial assets and liabilities

A financial asset (or, where applicable, part of a financial asset or part of a group of similar financial assets) is derecognized when:

●	The rights of cash flows receivables expire; and

●	The Company transfers its rights to receive cash flows from an asset or assume an obligation of fully paying the cash flows received to a third party, under the terms of a transfer agreement; and (a) the Company substantially transferred all the risks and benefits related to the asset; or (b) the Company neither transferred nor substantially retained all the risks and benefits relating to the asset, but transferred its control.

When the Company assigns its rights to receive cash flows from an asset or enters into a transfer agreement without having substantially transferred or retained all of the risks and benefits relating to the asset nor transferred the asset control, the asset is maintained and the related liability is recognized. The asset transferred and related liability are measured to reflect the rights and obligations retained by the Company.

A financial liability is derecognized when the liability underlying obligation is settled, canceled, or expired.

When a financial liability is replaced by another of the same creditor, through substantially different terms, or terms of an existing liability are substantially modified, this replacement or modification is treated as the derecognition of original liability and recognition of a new liability, and the difference between respective carrying amounts is recognized in the statement of operations.

20.3	Offset of financial instruments

The financial assets and liabilities are offset and reported net in consolidated financial statements, if, and only if, amounts recognized can be offset and with the intention of settlement on a net basis, or realize assets and settle liabilities, simultaneously.

20.4	Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to variation unrelated to the local market, such as interest rate swaps and exchange rate variation swaps. These derivative financial instruments are initially recognized at fair value on the date on which the derivative contract is executed and subsequently re-measured at fair value at the end of the reporting period. Derivatives are recorded as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Gains or losses resulting from changes in the fair value of derivatives are directly recorded in the statement of operations.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they have been highly effective throughout the periods for which they were designated.

The following are recognized as fair value hedges:

●	The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of operations; and

●	In order to calculate the fair value, debts and swaps are measured through rates available in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings denominated in foreign currency is developed through CDI curves, free coupon and DI, indexes disclosed by the B3, whereas for borrowings denominated in Reais, the Company uses the DI curve, an index published by the CETIP (Securities Custodial and Clearing Center) and calculated through the exponential interpolation method.

The Company uses financial instruments only to hedge identified, risks limited to 100% of the value of these risks. Derivative instruments transactions are exclusively used to reducing the exposure to the risk of changes in interest rates and foreign currency fluctuation and maintaining a balanced capital structure.

20.5	Cash flow hedge

Derivative instruments are recorded as cash flow hedge, using the following principles:

●	The effective portion of the gain or loss on the hedge instrument is recognized directly in shareholders’ equity in other comprehensive income. In case the hedge relationship no longer meets the hedging ratio but the objective of management risk remains unchanged, the Company should “rebalance” the hedge ratio to meet the eligibility criteria.

●	Any remaining gain or loss on the hedge instrument (including arising from the “rebalancing” of the hedge ratio) is ineffective, and therefore should be recognized in profit or loss.

●	Amounts recorded in other comprehensive income are immediately transferred to the statement of operations together with the hedged transaction by affecting the statement of operations, for example, when the hedge financial income or expense is recognized or when a forecast sale occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

●	The Company should prospectively discontinue hedge accounting only when the hedge relationship no longer meets the qualification criteria (after taking into account any rebalancing of the hedge relationship).

●	If the expected transaction or firm commitment is no longer expected, amounts previously recognized in shareholders’ equity are transferred to the statement of operations. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its hedge classification is revoked, gains or losses previously recognized in comprehensive income remain deferred in equity in other comprehensive income until the expected transaction or firm commitment affect the profit or loss.

20.6	Impairment of financial assets

IFRS 9 replaces the “incurred loss” model of IAS 39 with an expected loan loss model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets, and debt instruments measured at fair value through other comprehensive income but does not apply to investments in equity instruments (shares) or financial assets measured at fair value through income.

Pursuant to IFRS 9, provisions for losses are measured at one of the following bases:

●	Loan losses expected for 12 months (general model): these are loan losses resulting from possible default events within 12 months after the end of the reporting period, and subsequently, in case of a deterioration of credit risk for the entire life of the instrument.

●	Loan losses expected for entire life (simplified model): these are loan losses resulting from all possible default events over the expected life of a financial instrument.

●	Practical expedient: these are loan losses expected and consistent with reasonable and sustainable information available, at the end of the reporting period on past events, current conditions, and estimates of future economic conditions that allow verifying probable future loss based on the historical loan loss occurred in accordance with instruments maturity.

The Company measures provisions for trade receivable losses and other receivables and contractual assets through an amount corresponding to the loan loss expected for the entire life, and for trade receivables, whose receivables portfolio is fragmented, rents receivable, the practical expedient is applied by adopting a matrix of losses for each maturity level.

When determining whether the credit risk of a financial asset significantly increased from initial recognition, and when estimating the expected loan losses, the Company considers reasonable and sustainable information which is relevant and available without cost or excessive effort. This includes qualitative and quantitative information and analyses, based on the Company’s historical experience, the assessment of credit, and considering projection information.

The Company assumes that the credit risk in a financial asset significantly increased if it is more than 90 days overdue.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

The Company considers a financial asset in default when:

●	it is unlikely that the debtor will fully pay its loan obligations to the Company, without resorting to collateral (if any); or

●	the financial asset is more than 90 days overdue.

The Company determines the credit risk of a debt instrument by analyzing the payment history, financial, and current macroeconomic conditions of counterparty and assessment of rating agencies, where applicable, thereby evaluating each instrument, individually.

The maximum period considered in the estimate of expected receivable loss is the maximum contractual period during which the Company is exposed to the credit risk.

●	Measurement of expected loan losses: Expected loan losses are estimated weighted by the probability of loan losses based on historical losses and related assumptions projections. The loan losses are measured at present value based on all cash shortfalls (i.e., the difference between cash flows owed to the Company according to the contract and cash flows that the Company expects to receive).

Expected loan losses are discounted by the effective interest rate of a financial asset.

●	Financial assets with credit recovery problems: On each reporting date, the Company assesses if financial assets recorded by amortized cost and debt instruments measured at fair value through other comprehensive income shows signs of impairment. A financial asset shows signs of impairment when one or more events occur with a negative impact on the financial asset’s estimated future cash flows.

●	Reporting of impairment loss: Provision for financial assets losses measured at amortized cost are deducted from an assets’ gross carrying amount.

For financial instruments measured at fair value through other comprehensive income, the provision for losses is recognized in other comprehensive income, instead of reducing the asset’s carrying amount.

Impairment losses related to trade receivables and other receivables, including contractual assets, are reported separately in the statement of operations and other comprehensive income. Losses of recoverable amounts from other financial assets are stated under “selling expenses”.

●	Trade receivables and contractual assets: The Company considers the model and a few of the assumptions applied in the calculation of these expected loan losses as the main sources of an uncertain estimate.

Positions within each group were segmented based on common characteristics of credit risk, such as:

●	Level of credit risk and loss history for wholesale clients and property lease; and

●	Status of default risk and loss history for credit card companies and other clients.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

The main financial instruments and their carrying amounts, by category, are as follows:

		Carrying amount
	Notes	2019	2018
Financial Assets
Amortized cost
Related parties - assets	12	97	11
Trade receivables and other accounts receivable	8 and 9	686	120
Other assets		51	-
Fair value through income
Cash and cash equivalents	7	5,026	1,411
Financial investment measured at fair value		2	-
Financial instruments - fair value hedge- long position		40	52
Fair value through other comprehensive income
Financial investments measured at fair value		19	-
Trade receivables - credit card companies and sales vouchers	8 and 9	48	51
Financial liabilities
Other financial liabilities - amortized cost
Related parties - liabilities		(152)	(104)
Trade payables	18	(9,770)	(3,607)
Financing through acquisition of assets		(101)	-
Borrowings and financing	19	(842)	(28)
Debentures	19	(7,884)	-
Lease liabilities		(3,751)	(1,180)
Fair value through income
Borrowings and financing, including derivatives	19	(84)	(750)
Financial instruments - Fair value hedge - short position	19	(11)	-
Financial instruments on suppliers - Fair value hedge – Short		(8)	-
Grupo Disco put option (*)		(466)	-
Net exposure		(17,100)	(4,024)

(*)	See Note 20.10.

The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in Note 20.10. The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

20.7	Considerations on risk factors that may affect the businesses of the Company

20.7.1	Credit Risk

●	Cash equivalents: In order to minimize credit risks, the Company adopts investments policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

●	Trade receivables: Credit risk related to trade receivables is minimized by the fact that a large portion of sales are paid with credit cards, and the Group sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Group monitor the risk through the credit concession and by periodic analysis of the provision for losses.

●	The Company also has counterparty risk related to derivative instruments, which is mitigated by the Company carrying out transactions, according to policies approved by governance boards.

●	There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

20.7.2	Interest rate risk

The Company obtains borrowings and financing with major financial institutions for cash needs for investments. As a result, the Company is mainly exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI Indexed debts. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

20.7.3	Foreign currency exchange rate risk

The Company is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company uses derivatives, such as swaps, aiming to mitigate the foreign currency exchange rate risk, converting the cost of debt into domestic currency and interest rates.

Éxito Group uses derivatives to hedge against the exchange rate variation on imports.

20.7.4	Capital risk management

The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

The Company’s capital structure is as follows:

	As of December 31,
	2019	2018
Borrowings and financing	(8,821)	(778)
(-) Cash and cash equivalents	5,026	1,411
(-) Derivative financial instruments	40	52
Net cash	(3,755)	685
	-	-
Shareholders’ equity	(9,701)	(4,092)
% Net cash over shareholders’ equity	-39%	17%

20.7.5	Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of December 31, 2019.

	Less than 1 year	1 to 5 years	More than 5 years	Total
Borrowings and financing	342	735	31	1,108
Debentures	1,472	7,630	312	9,414
Derivative financial instruments	6	(11)	(3)	(8)
Lease liabilities	404	1,323	2,024	3,751
Trade payables	9,770	-	-	9,770
Total	11,994	9,677	2,364	24,035

The table above was prepared considering the undiscounted cash flows of financial assets and liabilities based on the earliest date the Company may be required to make a payment or be eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves in the six months ended on December 31, 2019. Therefore, certain balances reported are not consistent with the balances reported in balance sheets.

20.8	Derivative financial instruments

Swap transactions are designated as fair value hedges, with the objective to hedge the exposure to changes in foreign exchange rates and fixed interest rates (U.S. dollars), converting the debt into domestic interest rates and currency.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

On December 31, 2019, the notional amount of these contracts was R$106 (R$705 on December 31, 2018). These transactions are usually contracted under the same term of amounts and carried out with a financial institution of the same economic group, observing the limits set by Management.

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” and “forwards” transactions to hedge against debts.

The Company’s internal controls were designed to ensure that transactions executed conform to the treasury policy.

The Company calculates the effectiveness of hedge transactions at the inception date and on a continuing basis. Hedge transactions contracted in the year ended December 31, 2019 were effective in relation to the covered risk. For derivative transactions that qualify as hedge accounting, the debt which is the hedged item, is also adjusted at fair value.

	Notional value		Fair value
	2019	2018	2019	2018
Swap with hedge accounting
Hedge purpose (debt)	750	705	84	750

Long position
Fixed rate	95	106	84	95
USD + Fixed	655	599	-	655
Short position	(698)	(705)	(73)	(698)
Net hedge position	52	-	11	52

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2019, are recorded as financial income or expenses and the balance receivable at fair value is R$10 (R$52 as of December 31, 2018). Assets are recorded as “financial instruments” and liabilities as “borrowings and financing”.

The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2019, resulted in a gain of R$30 (gain of R$69 as of December 31, 2018).

20.8.1	Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

Fair values are calculated using projected the future cash flow, using the CDI curves and discounting to present value, using CDI market rates for swap both disclosed by the B3.

The fair value of exchange coupon swaps versus CDI rate was determined based on market exchange rates effective at the date of the financial statements and projected based on the currency coupon curves.

In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

20.9	Sensitivity analysis of financial instruments

According to Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of the B3, on the maturity dates of each transaction.

Therefore, in the probable scenario (I) there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the exclusive effect, a deterioration from 25% to 50% was taken into account, respectively, on risk variables, up to one year of financial instruments.

For a probable scenario, the weighted exchange rate was R$5.25 on the due date, and the interest rate weighted was 4.89% per year.

In the case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant.

The Company disclosed the net exposure of derivative financial instruments, each of the scenarios mentioned above in the sensitivity analysis as follows:

(i) Other financial instruments

			Market projections
Transactions	Risk (CDI Reduction)	Balance at 2019	Scenario (I)	Scenario (II)	Scenario (III)
Borrowings and financing
Fixed rate swap contract (short position)	101.88% of CDI	(73)	(211)	(214)	(218)
Debentures		(7,962)	(8,349)	(8,446)	(8,542)
Total net effect (loss)		(8,035)	(8,560)	(8,660)	(8,760)

Cash equivalents	87.71%	1,809	1,888	1,869	1,849

Net exposure gain (loss):		(6,226)	(6,672)	(6,791)	(6,911)

Net effect gain (loss):			(446)	(565)	(685)

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

Éxito Group’s sensitivity analysis considers the economic environment in which this company operates. In Scenario I, the observable rates are used. In Scenario II it is considered an increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available of 4.134%.

Scenario II: 0.4134% increase in IBR and for Libor at 90 days an increase of 0.1763%.

Scenario III: 0.4134% decrease in IBR and for Libor at 90 day a decrease of 0.1763%.

	Balance as of December 31,	Market projections
Transactions	2019	Scenario (I)	Scenario (II)	Scenario (III)
Borrowings and financing	(320)	(320)	(321)	(320)

20.10	Fair value measurement

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with IFRS13, which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

Level 1: Quoted (unadjusted) market prices in active markets for assets or liabilities.

Level 2: Valuation techniques for which the lowest level inputs that is significant to the fair value measurement is directly or indirectly observable.

Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

The data used in fair value models are obtained, whenever possible, from observable markets or from information in comparable transactions in the market, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models. Judgment is used in the determination of assumptions in relation to liquidity risk, credit risk and volatility. Changes in assumptions may affect the reported fair value of financial instruments.

The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value of financial instruments measured at amortized cost, for which the fair value has been disclosed in the consolidated financial statements:

	Carrying amount		Fair value
	2019	2018	2019	2018	Level (*)
Interest rate swaps	40	52	10	42	2
Borrowings and financing (fair value)	(95)	(741)	(84)	(741)	2
Borrowings and financing (amortized cost)	(8,726)	(37)	(8,056)	(37)	2
Grupo Disco put option (*)	(466)	-	(466)	-	3
	(9,247)	(726)	(8,596)	(736)

(*)	Non-controlling shareholders of Group Disco del Uruguay S.A., Éxito’s subsidiary have an exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization - and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option is presented in “Acquisition of non-controlling interest”.

There was no change between the fair value measurements hierarchy levels during the year ended December 31, 2019.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

20.11	Consolidated position of operations with derivative financial instruments

The Company has derivative contracts with the following financial institutions: Itaú BBA, Bradesco, Banco Tokyo, Scotiabank, Credit Agricole Corporate, Banco de Bogotá, BBVA, BNP, BBVA, Davivenda, Bancolombia, HSBC, and Corficolombia.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

The outstanding derivative financial instruments are presented in the table below:

	Notional		As of December 31,
Risk	(millions)	Due date	2019	2018
Currency swaps registered at the Clearing House for the Custody and Financial Settlement of Securities – CETIP
US$ X CDI	US$ 100	2019	-	42
US$ X CDI	US$ 70	2019	-	1

Interest rate swaps registered at CETIP
Fixed rate x CDI	R$ 54	2027	5	5
Fixed rate x CDI	R$ 52	2027	5	4
Derivatives - Fair value hedge - Brazil			10	52

Debt
USD – COP	US$ 211	2020	20	-
USD – COP	US$ 3	2022	1	-
Interest rate - COP	COP 673,109	2020	(1)	-
Interest rate – COP	COP 138,440	2021	(1)	-
		,
Debt
USD – COP	USD 56	2020	(8)	-
Derivatives - Éxito Group			11	-

21	Provision for legal proceedings

Provisions are recognized when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and the obligation can be reliably estimated. The expense related to any provision is recognized in statement of operations for the year, net of any reimbursement. In case of attorney’s fees in favorable court decisions, the Company’s policy is to record a provision when fees are incurred, upon final judgment on lawsuits, as well as disclose in the notes the estimated amounts involved in lawsuits in progress.

In order to assess the outcome’s probability the Company considers available evidence, the hierarchy of laws, prior court decisions in similar cases and their legal significance, as well as the legal counsel’s opinion.

The provision for legal proceedings is estimated by the Company and supported by its legal counsel, for an amount considered sufficient to cover probable losses.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

	Tax claims	Social security and labor	Civil	Total
Balance as of January 1, 2018	199	52	33	284
Additions	2	8	10	20
Reversals	(49)	(11)	(6)	(66)
Payments	-	(2)	(4)	(6)
Monetary correction	(5)	6	3	4
Balance as of December 31, 2018	147	53	36	236
Additions	16	12	13	41
Reversals	(10)	(8)	(4)	(22)
Payments	(13)	(2)	(7)	(22)
Monetary correction	3	7	1	11
Company acquisition	76	13	14	103
Exchange rate changes	2	-	-	2
Balance as of December 31, 2019	221	75	53	349

21.1	Tax claims

Tax claims are subject by law to the monthly monetary correction, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest rates charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

The main tax claims provisioned are as follows:

The Company has other tax claims, which according to its legal counsels’ analysis, were provisioned, namely: (i) discussions on the non-application of Prevention Accident Factor (FAP); (ii) discussions with State tax authorities on ICMS tax rate calculated in electricity bills; (iii) staple basket; and (iv) other matters.

Éxito Group claims involve tax matters relating to the value-added taxes, property taxes, and industry and commerce taxes, totaling R$77 on December 31, 2019.

The provisioned amount on December 31, 2019, for these matters is R$221 (R$147 on December 31, 2018).

21.2	Social security and labor

The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. On December 31, 2019, the Company recorded a provision of R$61 (R$53 on December 31, 2018), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsels, assesses these claims and recording provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed. On December 31, 2019, the provision was R$75 (R$53 on December 31, 2018).

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

21.3	Civil

The Company is party to civil proceedings (indemnifications, collections, among others) at in different procedural phases and various central courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

Among these proceedings, we highlight the following:

The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provisions for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. On December 31, 2019, the provision for these lawsuits amounted to R$28 (R$28 on December 31, 2018), for which there are no restricted deposits for legal proceeding.

The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, assisted by its legal counsel, assesses these claims recording provisions for probable cash disbursements, according to the probability of loss. On December 31, 2019, the provision for these lawsuits is R$8 (R$8 on December 31, 2018).

The Company’s total civil and regulatory claims on December 31, 2019, is R$53 (R$36 on December 31, 2018).

Éxito Group is party to certain lawsuits relating to cases of civil liability, proceedings due to lease conditions, and other matters amounting to R$17 on December 31, 2019.

21.4	Possible contingent liabilities

The Company is party to other litigations for which the probability of loss was deemed by its legal counsel to be possible, but not probable, therefore, not accrued, totaling an updated amount of R$2,406 on December 31, 2019 (R$2,405 on December 31, 2018). Accordingly, no provisions were recorded in connection with these proceedings, which are mainly related to:

IRPJ (corporate income tax), IRRF (withholding income tax), CSLL (social contribution on net income) – The Company received several tax assessment notices relating to tax offsetting proceedings, goodwill disallowance, disagreements regarding payments and overpayments, fines due to non-compliance with ancillary obligation, among other less relevant issues. The amount involved corresponds to R$457 on December 31, 2019 (R$440 on December 31, 2018).

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

COFINS, PIS (federal taxes on gross revenues) – The Company has been questioned about discrepancies in payments and overpayments; fine due to non-compliance with ancillary obligation, disallowance of COFINS and PIS credits, among other issues. These proceedings are pending judgment at the administrative and judicial levels. The amount involved in these tax assessments is R666 as of December 31, 2019 (R$667 on December 31, 2018).

ICMS (State VAT) – The Company received tax assessment notices from State tax authorities in connection with credits from purchases from suppliers acquisitions considered unqualified by the registry of the State Revenue Service, among others matters. These tax assessments amount to R$1,157 on December 31, 2019 (R$1,195 on December 31, 2018). These proceedings are pending final judgment at the administrative and judicial levels.

ISS (services tax), IPTU (urban property tax), Fees and other – The Company has received tax assessments relating to discrepancies in payments of IPTU, fines due to non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, totaling R$13 on December 31, 2019 (R$27 on December 31, 2018). These proceedings are pending judgment at the administrative and judicial levels.

INSS (national institute of social security) – The Company was assessed due to the levy of payroll charges over benefits granted to its employees, among other issues, with possible losses of R$21 on December 31, 2019 (R$20 on December 31, 2018). Proceedings have been discussed in the administrative and judicial levels.

Other litigation– These proceedings refer to real estate lawsuits in which the Company claims the renewal of lease agreements and rents according to market prices. These lawsuits involve proceedings litigated in civil court, and special civil court, as well as administrative proceedings filed by inspection bodies, such as the consumer defense body (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality– INMETRO, the National Agency of Sanitary Surveillance - ANVISA, among others, totaling R$20 on December 31, 2019 (R$56 on December 31, 2018).

The Company engages external legal counsel to represent it in the tax assessments, whose fees are contingent on the final outcome of the lawsuits. Percentages may vary according to qualitative and quantitative factors of each proceeding. On December 31, 2019, the estimated amount, in case of success of all lawsuits, was approximately R$19 (R$14 on December 31, 2018).

Éxito Group has an amount of R$72 of proceedings with chances of possible loss on December 31, 2019, mostly related to tax claims.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

21.5	Guarantees

Lawsuits	Real Properties	Letter of guarantee	Total
Tax	18	262	280
Labor	-	57	57
Civil and others	-	19	19
Total	18	338	356

The cost of guarantees is approximately 0.59% per year of the amount of the lawsuits and is recorded as a financial expense.

21.6	Deduction of ICMS from the calculation basis of PIS and COFINS

Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Company has claimed the right to deduct ICMS taxes from the calculation basis of PIS and COFINS. On March 15, 2017, the Supreme Court ruled that the ICMS should be excluded from the calculation basis of PIS and COFINS.

Since such decision, the proceedings have been brought forward by our legal advisors without any change in management’s judgment, but without the final decision on the appeal filed by the Attorney General. The Company and its legal counsel believe that decision on this appeal will limit the right of the lawsuit filed by the Company. However, the elements of the proceedings are still pending decision and do not allow the recognition of assets related to the credits to be raised since the filing of the lawsuit in 2003. The Company expects a potential credit amount of R$117.

21.7	Inspections

Pursuant to prevailing tax laws, municipal, federal, state taxes and social security contributions are under scrutiny at periods varying between 5 and 30 years.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

21.8	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company recorded amounts referring to judicial deposits in its assets as follows.

	As of December 31,
Lawsuits	2019	2018
Tax	69	67
Labor	43	41
Civil and others	9	10
Total	121	118

22	Leases

22.1	Lease obligations

When entering into a contract, the Company assesses whether the contract is, or contains a lease. The contract is or contains a lease if it transfers the right to control the use of the identified assets for a specified period in exchange for consideration.

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 20 years.

The Company as lessors

The Company evaluates its lease agreements in order to identify lease terms for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US$5,000 (five thousand dollars).

The contracts are then recorded, when the lease begins, as a Lease Liability against Right of Use (Notes 16 and 17), both at the present value of minimum lease payments, using the interest rate implicit in the contract, if this can be used, or an incremental borrowing rate considering loans obtained by the Company.

The lease term used in the measurement corresponds to the term that the lessee is reasonably certain of exercising the option to extend the lease or not exercise the option to terminate the lease.

Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expense for the period.

Right-of-use assets are amortized over the lease term. Capitalizations for improvements and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the assets, limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

The Company as lessor

Leases in which the Company does not substantially transfer all the risks and benefits of ownership of the asset are classified as operating leases. The initial direct initial costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the contractual, on the same basis as rental income.

Variable rentals are recognized as income in the years in which they are earned.

22.2	Minimum future payments and potential right of PIS and COFINS

Leasing agreements totaled R$3,751 on December 31, 2019 (R$1,180 on December 31, 2018). The minimum future payments as leases, by leases term and with the fair value of minimum lease payments, are as follows:

	As of December 31,
	2019	2018
Financial lease liabilities - minimum payments
Less than 1 year	404	81
1 to 5 years	1,323	347
More than 5 years	2,024	752
Present value of financial lease agreements	3,751	1,180
Future financing charges	2,347	1,141
Gross amount of financial lease agreements	6,098	2,321
PIS and Cofins embedded in the present value of lease agreements	115	72
PIS and Cofins embedded in the gross value of lease agreements	214	141

Lease liabilities interest expense is stated in Note 29. The incremental interest rate of the Company on the signing date of the agreement was 10.73% in the fiscal year ended December 31, 2019 (12.61% on December 31, 2018).

The average term of agreements considered is 14.7 years. For international subsidiaries, the average nominal incremental rate is 7.5%, with 3.5% of embedded inflation. The average term of agreements considered is 9.2 years.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

22.3	Lease obligation rollforward

As of January 1, 2018	1,009
Funding – Lease	210
Remeasurement	52
Interest provision	124
Exchange rate and monetary variation	1
Amortizations	(216)
As of December 31, 2018	1,181
Funding – Lease	682
Remeasurement	138
Interest provision	170
Amortizations	(267)
Write-off due to early termination of agreement	(1)
Company acquisition	1,817
Exchange rate changes	31
As of December 31, 2019	3,751
Current liabilities	404
Noncurrent liabilities	3,347

22.4	Lease expense on variable rents, low-value, and short-term assets

	As of December 31,
	2019	2018
Expenses (revenues) for the period:
Variables (0.5% and 1.6% of sales)	19	12
Subleases (*)	20	11

(*)	Refers mainly to revenue from lease agreements receivable from commercial galleries.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

23	Deferred revenues

Deferred revenues are recognized by the Company as a liability due to anticipation of amounts received from business partners. These are recognized in the statement of operations in the periods when the services are rendered to these business partners.

	As of December 31,
	2019	2018
Rental of spaces in stores	132	125
Checkstand	20	9
Gift card	95	-
Revenue with credit card operators	15	15
Deferred revenue –Éxito Group	8	-
Others	9	13
Total	279	162
Current liabilities	277	158
Noncurrent liabilities	2	4

The Company received in advance amounts referring to the rental of backlight panels, supplier product exhibition modules, or check stands, rental of POS displays, and front-fee anticipation with credit card operators.

24	Income tax and social contribution

Current income tax and social contribution

Current income tax and social contribution assets and liabilities are measured by the amount expected to be refunded or paid to the tax authorities. The tax rates and laws adopted to calculate tax are those effective or substantially effective, at the balance sheet date.

Income taxes in Brazil consist of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income, at the statutory rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240,000 for IRPJ, and 9% for CSLL, and it is paid by each legal entity. According to tax legislation in Brazil there is not a group Corporate Tax Return, and each legal entity has its own tax obligations.

Deferred income tax and social contribution

Deferred income tax and social contribution are generated by temporary differences, at the end of the reporting periods, between the tax bases of assets and liabilities, carrying amounts and all unused tax losses, to the extent it is probable that taxable income will occur from which temporary differences and unused tax losses can be deducted; except when deferred income tax and social contribution referring to the deductible temporary difference results from the initial recognition of an asset or liability in an operation which is not a business combination and, at the moment of operation, neither affects the accounting profit nor the tax income or loss.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

With respect to deductible temporary differences associated with investments in subsidiaries, deferred income tax, and social contribution are recognized only if temporary differences can be reversed in the foreseeable future and taxable income will be available from which temporary differences can be used.

The carrying amount of deferred income tax and social contribution assets is reviewed at the end of each reporting period and reduced since it is no longer probable that taxable income will be sufficient to allow the use of total or part of deferred income tax and social contribution. Non-recognized deferred income tax and social contribution assets are re-assessed at the end of the reporting period and again recognized, since it is probable that future taxable income will allow the recovery of these assets.

Accumulated loss carryforwards from deferred income tax and social contribution do not expire no limitation period, but their utilization, as provided for by laws, is restricted to 30% of taxable income of each year for Brazilian legal entities, and refer to their subsidiaries which have tax planning to use these balances.

Deferred taxes relating to items directly recognized in shareholders’ equity are also recognized in shareholders’ equity, and not in the statement of operations.

Deferred income tax and social contribution assets and liabilities are offset if there is any legal or contractual right to offset the tax assets against the income tax liabilities, and deferred assets refer to the same taxpayer entity and the same tax authority.

Due to the nature and complexity of the Company’s businesses, differences between effective results and assumptions adopted or future alterations of these assumptions may result in future adjustments to tax revenue and expenses already recorded. The Company set up provisions, based on reasonable estimates for taxes due. The value of these provisions is based on several factors, such as the experience of previous inspections and different interpretation of tax regulation by taxpayer entity and related tax authority. These different interpretations can refer to a wide variety of issues, depending on the conditions in force at the home of the respective entity.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

24.1	Reconciliation of income tax and social contribution expense

	For the year ended December 31,
	2019	2018	2017
Earnings before income tax and social contribution	1,471	1,553	708
IRPJ and CSLL	(500)	(528)	(241)
Adjustments to reflect the effective rate
Tax Fines	(2)	(1)	(1)
Equity accounting	(2)	-	-
Interest on equity	84	39	28
Other permanent differences	9	13	3
Effective income tax	(411)	(477)	(211)

Income tax and social contribution for the year
Current	(249)	(302)	(142)
Deferred	(162)	(175)	(69)
Income tax and social contribution expenses	(411)	(477)	(211)
Effective rate	27,9%	30,7%	29.8%

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

24.2	Breakdown of deferred income tax and social contribution

Key components of deferred income tax and social contribution in balance sheets are the following:

	As of December 31,
	2019			2018
	Assets	Liabilities	Net	Assets	Liabilities	Net
Deferred income tax and social contribution
Tax losses	253	-	253	-	-	-
Provision for contingencies	106	-	106	60	-	60
Exchange rate variation	31	-	31	-	-	-
Goodwill tax amortization	-	(480)	(480)	-	(287)	(287)
Mark-to-market adjustment	-	(3)	(3)	-	-	-
Tax depreciation of property and equipment items	-	(1,217)	(1,217)	-	-	-
Unrealized gains with tax credits	-	(130)	(130)	-	(134)	(134)
Cash flow hedge	-	(78)	(78)	-	-	-
Lease net of right of use	105	-	105	-	58	58
Presumed Tax on Equity - Éxito	192	-	192	-	-	-
Other	30	-	30	53	(15)	38
Gross deferred income tax and social contribution assets (liabilities)	717	(1,908)	(1,191)	113	(378)	(265)
Offset	(717)	717	-	(113)	113	-
Net deferred income tax and social contribution assets (liabilities)	-	(1,191)	(1,191)	-	(265)	(265)
Noncurrent assets	-	-	-	-	-	-
Noncurrent liabilities	-		(1,191)	-	-	(265)

Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Board of Directors of Sendas Distribuidora.

The Company estimates the recovery of the deferred tax assets as of December 31, 2019 as follows:

Years
Up to one year	257
From 1 to 2 years	293
From 2 to 3 years	16
From 3 to 4 years	16
From 4 to 5 years	16
Above 5 years	119
717

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

24.3	Rollfoward

	For the year ended December 31,
	2019	2018

At the beginning of the year	(323)	(136)
IFRS 16-related adjustment	58	46
Opening balance restated	(265)	(90)
Benefits (expenses) in the year	(162)	(175)
Companies acquisition	(747)	-
Exchange rate variation	(18)	-
Other	1	-
At the end of the year	(1,191)	(265)

25	Shareholders’ equity

25.1	Capital stock and stock rights

The Company’s capital stock on December 31, 2019 is R$4,421 (R$2,351 on December 31, 2018), represented by 258,000 registered common shares, (173,000 on December 31, 2018), all non-par and registered shares. All the Company’s common shares participate equally in dividend distributions and payments of interest on equity.

The Extraordinary Shareholders’ Meeting held on February 28, 2019 approved: (i) the payment of capital through 2 real properties in the amount of R$67, by issuing 33 million new registered, common shares, with no par value.

The Extraordinary Shareholders’ Meeting held on December 26, 2019, approved the capital increase by capitalizing the Advance for Future Capital Increase - AFAC in the amount of R$2,003, in 2019, without issuing new shares.

The Extraordinary Shareholders’ Meeting held on September 28, 2018, approved: (i) the payment of capital through 3 real properties in the amount of R$99, by issuing 56 million new registered common shares, with no par value.

On December 1, 2017, the Company’s capital stock was increased by R$77 through 7 real properties. This capital increase was ratified at the Extraordinary Shareholders’ Meeting held on January 1, 2018.

The Extraordinary Shareholders’ Meeting, held on November 1, 2017, approved: (i) a capital increase by capitalizing the Advance for Future Capital Increase – AFAC, in the amount of R$15, in 2017; and (ii) the full payment of capital through 15 real properties totaling R$211, by issuing 161 million new registered, common shares with no par value.

The Extraordinary Shareholders’ Meeting held on February 24, 2017 approved a capital increase by capitalizing the Advance for Future Capital Increase- AFAC in the amount of R$53, in 2017, without issuing new shares.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

25.2	Distribution of dividends and interest on equity

The Extraordinary Shareholders’ Meeting held on February 11, 2019 approved the payment of interim dividends, referring to a part of income verified from July 1 to September 30, 2018, in the amount of R$50.

The Extraordinary Shareholders’ Meeting held on December 26, 2019 approved the payment of interest on equity, in the gross amount of R$247, over which the withholding income tax was deducted in the amount of R$37, corresponding to the net amount of R$210.

The Extraordinary Shareholders’ Meeting held on October 1, 2018 approved the payment of interest on equity in the gross amount of R$115, over which the withholding income tax was deducted in the amount of R$17, corresponding to the net amount of R$98.

The Extraordinary Shareholders’ Meeting held on December 1, 2017 approved the payment of interest on equity in the gross amount of R$81, over which withholding tax was deducted in the amount of R$12, corresponding to the net amount of R$69.

Management proposed dividends to be distributed, considering the anticipation of interest on equity to its shareholders, calculated as follows:

	For the year ended December 31,
	2019	2018

Net income for the year	1,047	1,076
% of Legal reserve	5%	5%
Legal reserve	52	55
Mandatory minimum dividends - 1%	1	1

Interest on shareholders’ equity payment	247	115
Minimum mandatory dividends paid in the form of interest on shareholders’ equity	1	1

Shareholders are entitled to receive a mandatory minimum annual dividend equivalent to 1% (one percent) of the net profit of each fiscal year, adjusted in accordance with the law.

The net profits or losses will be allocated by the shareholders, and their distribution, if any, will be made in the proportion established by them at the time.

25.3	Legal reserve

Legal reserve: this is recorded by appropriating 5% of the net income of each fiscal year, observing the 20% limit of capital.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

25.4	Compensation plan

The Company’s compensation plan is managed by CBD’s Board of Directors, which has assigned to the Human Resources and the Compensation Committee the responsibility to grant the options and act as an advisory in managing the Compensation Plan (the “Committee”).

Members of the Committee meet to decide on the grant of options and Compensation Plan series or whenever necessary. Each series of the option granted are assigned the letter “B”, followed by a number. For the year ended December 31, 2019, the B4, B5 and B6 Series of the Compensation Plan were granted.

Options granted to a participant vest on a period of 36 (thirty six) months from the date of grant (“grace period”), except with formal authorization by the Company, and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month from the date of grant, through the 42nd (forty-second) month from the date of grant (“exercise period”).

The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the exercise period.

The exercise price of each stock option granted under the Compensation Plan should corresponds to R$0.01 (one cent) (“exercise price”).

The exercise price shall be fully paid in domestic currency, through check or wire transfer available to CDB’s bank account, by the tenth (10th) day preceding the acquisition date of the shares.

The participant are precluded for a period of 180 (one hundred and eight) days from the date of the share, directly or indirectly sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or also, execute any act or agreement to result, or that may result in the direct or indirect, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option plan.

The Company withholds any applicable tax under Brazilian tax laws, less the number of shares delivered to the participant amount equivalent to taxes withheld.

25.5	Stock option plan

The Company’s stock option plan shall be managed by CBD’s Board of Directors, which has assigned to the Human Resources and the Compensation Committee the responsibility to grant options and to provide advice in managing the Stock Option Plan (the “Committee”).

Committee members meet when options under the Option Plan are granted, and, when necessary, to make decisions in relation to the Stock Option Plan. Each series of options granted receive the letter “C” followed by a number. For the year ended December 31, 2019, the series C4, C5 and C6 of the Option Plan were granted.

For each series of options grant within the scope of the stock option plan, the exercise price of each stock option shall correspond to 80% of the average closing price of the CBD preferred shares traded over the last twenty (20) trading sessions of the B3, before the call notice for the Committee’s meeting to resolve on the grant of options of that series (“exercise price”).

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

Options granted to a participant vest in a period of 36 (thirty six) months from the grant date (“grace period”), and may only be exercised in the period beginning on the first day of the 37th (thirty-seventh) month as from the grant date, and ends on the last day of the 42nd (forty-second) month as of the grant date (“exercise period”), provided the exceptions included in the Compensation Plan.

Participants may exercise the options in full or in part, in one or more times, by the formalization of the exercise.

The options exercise price shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

25.5.1	Information on the stock option plans - CBD

CBD created two stock option plans for preferred shares in 2019, series B6 and C6.

According to the terms of the plans, including B6 and C6 series, each option offers the participant the right to acquire a preferred share, with the same conditions of the preceding series. The plans will be exercisable in until 6 months after the end of the vesting period. The series are different, exclusive, in the exercise price of the options and in the existence or not of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company. For these new series 765 thousands options of shares were granted.

On December 31, 2019, CBD had 233,000 preferred shares held in treasury, which could back the options granted by the Plan, and CBD’s preferred stock price at the B3 was R$87.65 per share.

The table below sets forth the dilutive effect if all options granted were exercised:

	2019	2018
Number of shares	267,997	266,845
Balance of effective stock options granted	2,153	2,755
Maximum percentage of dilution	0.80%	1.03%

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black & Scholes” taking into account the following assumptions for the series B4 and C4: (a) expectation of dividends of 0.57%, (b) expectation of volatility of nearly 35.19% and (c) the weighted average interest rate without risk of 9.28% and 10.07%; (d) vesting period of 18 to 36 months.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B5 and C5 series: (a) expectation of dividends of 0.41%, (b) expectation of volatility of nearly 36.52% and (c) the weighted average interest rate without risk of 9.29%.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B6 and C6 series: (a) dividend expectation of 0.67%, (b) volatility expectation of nearly 32.74% and (c) the weighted average interest rate of 7.32%.

The expectation of remaining average life of the series outstanding at December 31, 2019 is 1.50 year (1.25 year at December 31, 2018). The weighted average fair value of options granted at December 31, 2019 was R$56.41 (R$45.24 at December 31, 2018).

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term
At December 31, 2018
Granted during the period	1,378	30.91
Cancelled during the period	(229)	38.64
Exercised during the period	(697)	31.96
Expired during the period	(236)	68.62
Outstanding at the end of the period	2,755	26.03	1.37
Total to be exercised at December 31, 2018	2,755	26.03	1.37
At December 31, 2019
Granted during the period	765	30.55
Cancelled during the period	(126)	31.75
Exercised during the period	(1,080)	21.55
Expired during the period	(161)	16.74
Outstanding at the end of the period	2,153	30.25	1.50
Total to be exercised at December 31, 2019	2,153	30.25	1.50

The amounts recorded in the statement of operations, for the year ended on December 31, 2019, were R$2 (R$8 on December 31, 2018).

25.6	Other comprehensive income

Exchange rate variation of foreign investment

The cumulative effect of gains and losses from exchange rate variations when translating assets, liabilities, and results in Colombian pesos into Reais, corresponding to the Company’s investment in Éxito.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

26	Net operating revenue

IFRS15 establishes a comprehensive framework to determine when and for how much revenue form contracts with customers should be recognized.

Revenue

a)	Sale of goods

Revenues from the sale of goods are recognized when control of the goods is transferred to the customer, usually when delivered in the store, and at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods. No revenue is recognized if collection is uncertain.

b)	Revenue from services rendered

Since the Company sells mobile phone credits recharge at its stores, revenues earned are stated on a net basis and recognized in the statement of operations when it is probable that economic benefits will flow to the Company subsidiary, and their amounts can be reliably measured.

	For the year ended December 31,
	2019	2018	2017
Gross operating revenue
Goods	32,789	25,075	20,213
Services rendered and others	203	17	3
	32,992	25,092	20,216

(-) Revenue deductions
Returns and sales cancellation	(68)	(49)	(41)
Taxes	(2,692)	(2,026)	(1,631)
	(2,760)	(2,075)	(1,672)

Net operating revenue	30,232	23,017	18,544

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

27	Expenses by nature

Cost of sales

The cost of goods sold comprises the acquisition cost of inventory net of discounts and considerations received from suppliers and logistics costs.

Commercial agreement received from suppliers is measured based on contracts and agreements signed between the parties.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising the storage costs, handling and freight incurred until good is available for sale. Transportation costs are included in the acquisition costs.

Selling expenses

Selling expenses consists of all stores expenses, such as payroll, marketing, occupation, maintenance, and expenses related to credit card companies, among others.

Marketing expenses refer to advertising campaigns. The Company’s principal means of communication are: radio, television, newspapers, and magazines, and the amounts of its commercial agreement are recognized in the statement of operations upon realization.

General and administrative expenses

General and administrative expenses correspond to indirect expenses and the cost of corporate units, including procurement and supplies, information technology, and financial activities.

	For the year ended December 31,
	2019	2018	2017

Inventory cost	(24,401)	(18,412)	(15,263)
Personnel expenses	(1,871)	(1,376)	(1,135)
Third-party services	(218)	(152)	(117)
Selling expenses	(462)	(331)	(263)
Functional expenses	(642)	(615)	(489)
Other expenses	(245)	(142)	(109)
	(27,839)	(21,028)	(17,376)

Cost of sales	(24,891)	(18,845)	(15,578)
Selling expenses	(2,782)	(1,908)	(1,563)
General and administrative expenses	(166)	(275)	(235)
	(27,839)	(21,028)	(17,376)

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

28	Other operating expenses, net

Other operating revenue and expenses correspond to the effects of significant or non-recurring events during the fiscal year not classified into the definition of other items of the statement of operations.

	For the year ended December 31,
	2019	2018	2017

Result with property and equipment	(1)	(39)	(46)
Reversal (provision) for legal proceeding	(81)	40	(35)
Acquisition expenses - Éxito Group	(124)	-	-
Other	-	(4)	2
Total	(206)	(3)	(79)

29	Net financial result

Financial revenue includes income generated by cash and cash equivalents, court deposits, and gains relating to the measurement of derivatives by fair value.

Interest income is recorded for all financial assets measured by amortized cost, adopting the effective interest rate, which corresponds to the discount rate of payments or future cash receivables over the estimated useful life of financial instrument – or shorter period, where applicable – to the net carrying amount of financial asset or liability.

Financial expenses substantially include all expenses generated by net debt and cost of sales of receivables during the fiscal year, the losses relating to the measurement of derivatives by fair value, the losses with sales of financial assets, financial charges over litigations, taxes, and interest expenses over financial leasing, as well as adjustments referring to discounts.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

	For the year ended December 31,
	2019	2018	2017
Financial expenses
Cost of debt	(258)	(43)	(29)
Cost and sale of receivables	(34)	(40)	(36)
Monetary correction (liabilities)	(68)	(1)	(16)
Interest on lease liabilities	(160)	(113)	(94)
Other financial expenses	(24)	(7)	(5)
Total Financial expenses	(544)	(204)	(180)

Financial revenues
Cash and cash equivalents	102	4	5
Monetary correction (assets)	182	80	29
Other financial revenues	3	-	4
Total Financial revenues	287	84	38
Total	(257)	(120)	(142)

30	Earnings per share

The Company calculates earnings per share by dividing the net income, referring to each class of share, by total outstanding common shares during the fiscal year.

At the extraordinary general shareholders´ meeting held on October 5, 2020, Sendas’ shareholders voted to approve the reverse stock split of 3,269,992,034 (three billion, two hundred and sixty nine million, nine hundred and ninety two thousand and thirty four) common shares, with no par value issued by Sendas Distribuidora, in the proportion of 12.1854776946393 to 1 (one) (the “Reverse Stock Split”). Immediately following the Reverse Stock Split, capital stock of Sendas Distribuidora was represented by 268,351,567 (two hundred and sixty-eight million, three hundred and fifty-one thousand, five hundred and sixty-seven) common shares, with no par value. Accordingly, the weighted-average number of shares outstanding for all of the periods presented in the consolidated financial statements is retrospectively adjusted using the same ratio applied in connection with the Reverse Stock Split:

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

	For the year ended December 31,
	2019	2018	2017
Basic and diluted number:
Allocated basic earnings and not distributed	1,047	1,076	497
Net income allocated available to common shareholders	1,047	1,076	497
Basic and diluted denominator (millions of shares)
Weighted average of the number of shares	258	173	164
Basic and diluted earnings per million shares (R$)	4.062383	6.211863	3.023229

31	Non-cash transactions

During 2019, 2018 and 2017, the Company had transactions that did not represent cash disbursements, therefore, these were not reported in the Statement of Cash Flows, as follows:

●	Company’s capital increase with property and equipment, in Note 16;

●	Purchase of property and equipment not yet paid, in Note 16.6;

32	Insurance coverage

Insurance coverage amounts are contracted on a centralized basis to CBD, and costs are transferred to the Company.

The Company’s global insurance coverage is summarized as follows:

		Coverage amount
Insured Assets	Covered risks	2019	2018
Property and equipment and inventories	Nominated risks	9,333	7,318
Profit	Loss of profit	4,675	3,080
Automobile and others (*)	Losses and damages	54	4

(*) This amount does not include hull insurance, which is 100% insured by the Economic Research Foundation Institute – FIPE table.

Also, CBD has specific insurance policies for civil and directors and officer’s liability, protection and fraud risk (Crime) and damage protection risk and cyber liability (Cyber), in the amount of R$315.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

33	Segment information

Management considers the following segments:

●	Cash & Carry, it includes the “ASSAÍ” brand.

●	Éxito Group – it includes the company Éxito (Colombia) and its subsidiaries Libertad (Argentina) and Disco (Uruguay). Éxito also operates the banners Surtimax, Super Inter, and Carulla, as a result of the Éxito acquisition in November 2019 (Note No. 14).

Eliminations in the statement of operations and balance sheet are stated in the appropriate segment.

Debentures for the acquisition of Éxito acquisition and interest rates incurred were allocated to the Éxito Group, as well as other acquisition-related expenses.

Management separately monitors the operating results of its business units to make decisions on the allocation of funds and performance evaluation. The segment performance is evaluated based on the operating result and is consistently measured with the operating result of financial statements.

The Company is involved in the operation of retail stores located in 20 Brazilian states and the Federal District. Operating segments are disclosed consistently with the internal report submitted to the main operating decision-maker, identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and evaluates performance by reviewing results and other segment-related information.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls. Therefore, we consider unfeasible any grouping of products for disclosure.

The Company calculates segments’ results, applying the accounting practices adopted in Brazil the IFRSs, and the operating income of each segment, which includes certain allocations of corporate indirect expenses. Frequently, the Company reviews the calculation of the operating income of each segment, including any allocation of corporate indirect expenses, as established by information regularly reviewed by the chief operating decision-maker.

Sendas Distribuidora S.A.

Notes to the consolidated financial statements

December 31, 2019, 2018 and 2017

(In millions of Brazilian Reais, unless otherwise stated)

Information on the Company’s segments on December 31, 2019, and 2018 are included in the chart below:

	Cash and carry and stations		Éxito Group		Total
	2019	2018	2019	2018	2019	2018

Net sales revenue	28,082	23,017	2,150	-	30,232	23,017
Gross profit	4,733	4,172	602	-	5,335	4,172
Depreciation and amortization	(395)	(313)	(59)	-	(454)	(313)
Share of profit and loss of associates	78	-	(76)	-	2	-
Operating profit	1,619	1,673	114	-	1,733	1,673
Net financial result	(200)	(120)	(57)	-	(257)	(120)
Net income before income tax and social contribution	1,419	1,553	57	-	1,476	1,553
Income tax and social contribution	(372)	(477)	(44)	-	(416)	(477)
Net income for the year	1,047	1,076	13	-	1,060	1,076

Current assets	5,722	4,198	6,560	-	12,282	4,198
Non-current assets	17,818	6,735	5,805	-	23,623	6,735
Current liabilities	6,721	5,125	7,209	-	13,930	5,125
Noncurrent liabilities	9,721	1,716	2,553	-	12,274	1,716
Shareholders’ equity	7,098	4,092	2,603	-	9,701	4,092

The Company mainly operates as a retailer of food, home appliances, and other products. Total net revenue is composed of the following banners:

	For the year ended December 31,
	2019	2018	2017
Assaí	28,082	23,017	18,544
Éxito Group (*)	2,150	-	-
Total Net Sales	30,232	23,017	18,544

(*)	Includes sales in Colombia of R$1,693, Argentina in R$197 and Uruguay in R$350.